UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): June 5, 2022

YUMANITY THERAPEUTICS, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-37695	20-8436652
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

40 Guest Street, Suite 4410 Boston, MA	02135
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (617) 409-5300

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common Stock, par value $0.001 per share	YMTX	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Asset Purchase Agreement

On June 5, 2022, Yumanity Therapeutics, Inc. (“Yumanity”) entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Janssen Pharmaceutica NV (“Janssen”). Upon the terms and subject to the satisfaction of the conditions described in the Asset Purchase Agreement, including approval of the transaction by Yumanity’s stockholders, Yumanity will sell to Janssen (such transaction, the “Asset Sale”) all of its rights, title and interest in and to clinical-stage product candidate YTX-7739 as well as Yumanity’s unpartnered pre-clinical and discovery-stage product candidates and related intellectual property rights (the “Purchased Assets”) for a purchase price of $26,000,000 in cash. In connection with the closing of the Asset Sale, Yumanity plans to distribute any remaining available cash proceeds from the Asset Sale to Yumanity stockholders via a one-time dividend, net of any amounts retained for outstanding obligations and net cash requirements associated with the closing of the Merger described below.

The Asset Purchase Agreement contains customary representations, warranties and covenants of Yumanity and Janssen, including covenants relating to obtaining the requisite approval of the stockholders of Yumanity and Yumanity’s conduct of its business between the date of signing of the Asset Purchase Agreement and the closing of the Asset Sale.

The closing of the Asset Sale is subject to customary closing conditions for transactions of this type including, among other things, (i) the required approval by Yumanity’s stockholders, (ii) the accuracy of the representations and warranties, subject to materiality qualifications and (iii) compliance by the parties with their respective covenants.

Merger Agreement

Concurrently with the execution of the Asset Purchase Agreement, on June 5, 2022 Yumanity entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Kineta, Inc., a Washington corporation (“Kineta”), and Yacht Merger Sub, Inc., a Washington corporation and wholly-owned subsidiary of Yumanity (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, including approval of the transaction by Yumanity’s stockholders and Kineta’s shareholders, Merger Sub will be merged with and into Kineta (the “Merger”), with Kineta surviving the Merger as a wholly-owned subsidiary of Yumanity. The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”): (i) each share of Kineta common stock outstanding immediately prior to the Effective Time (excluding shares held by Kineta, Merger Sub, any subsidiary of Kineta or any Kineta shareholder who has exercised and perfected their dissenters’ rights) will be converted solely into the right to receive a number of shares of Yumanity’s common stock (the “Shares”), equal to an exchange ratio based on (A) the fully diluted capitalization of the parties as of closing, taking into account Kineta’s outstanding stock options, warrants and restricted stock units and Yumanity’s outstanding stock options, warrants, restricted stock units and restricted stock awards and (B) a valuation of Yumanity equal to $34,000,000, subject to adjustment as described in the Merger Agreement, and a valuation of Kineta equal to $194,000,000 (the “Exchange Ratio”), (ii) each outstanding Kineta stock option will be exchanged for an option to purchase an adjusted number of shares of Yumanity’s common stock at an adjusted exercise price per share but subject to the same terms and conditions (including with respect to vesting) as the Kineta stock option, (iii) each outstanding Kineta warrant will be converted into and become a warrant to purchase an adjusted number of shares of Yumanity’s common stock, at an adjusted exercise price per share but subject to the same terms and conditions as the Kineta warrant, and (iv) each outstanding Kineta restricted stock unit will be converted into and become a restricted stock unit with respect to an adjusted number of shares of Yumanity’s common stock, subject to the same terms and conditions as the Kineta restricted stock unit.

Following the closing of the Merger and after applying the Exchange Ratio, the former Kineta shareholders immediately before the Merger are expected to own approximately 85% of the outstanding capital stock of Yumanity, and the stockholders of Yumanity immediately before the Merger are expected to own approximately 15% of the outstanding capital stock of Yumanity, subject to certain assumptions.

Under certain circumstances further described in the Merger Agreement, Yumanity’s valuation may be adjusted upward or downward, with a corresponding adjustment to the Exchange Ratio, based on whether Yumanity has net cash above or below $10,000,000 at the closing of the Merger.

Following the closing of the Merger, Shawn Iadonato, Ph.D. will serve as Yumanity’s Chief Executive Officer. Additionally, following the closing of the Merger, the board of directors of Yumanity will consist of six (6) directors, including two (2) directors to be designated by the current board of directors of Yumanity and consented to by Kineta.

The Merger Agreement contains customary representations, warranties and covenants made by Yumanity and Kineta, including covenants relating to obtaining the requisite approvals of the stockholders of Yumanity and the shareholders of Kineta, indemnification of directors and officers, and the conduct of Yumanity’s and Kineta’s respective businesses between the date of signing of the Merger Agreement and the closing of the Merger.

In connection with the Merger, Yumanity will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will contain a prospectus and a proxy statement, and will seek the approval of Yumanity’s stockholders with respect to certain actions, including the following (collectively, the “Yumanity Stockholder Proposals”):

(i)	the issuance of the Shares to Kineta’s shareholders and the change of control of Yumanity resulting from the Merger pursuant to Nasdaq rules;

(ii)	the issuance of shares of Yumanity common stock to the Investors in the Financing to be consummated in connection with the Merger, as further described below;

(iii)

the amendment of Yumanity’s certificate of incorporation to effect a reverse stock split of all outstanding shares of Yumanity’s common stock at a reverse stock split ratio mutually agreed to by Yumanity and Kineta;

(iv)	the Asset Sale, Asset Purchase Agreement, Merger and Merger Agreement;

(v)	a new equity incentive plan; and

(vi)

the adjournment of the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of the preceding proposals (i), (ii), (iii) and (iv).

The closing of the Merger is subject to satisfaction or waiver of certain conditions including, among other things, (i) the required approvals by the parties’ stockholders, (ii) the accuracy of the representations and warranties, subject to certain materiality qualifications, (iii) compliance by the parties with their respective covenants, (iv) no law or order preventing the Merger and related transactions, (v) the listing of the Shares on the Nasdaq Capital Market, (vi) Yumanity having a minimum of $7,500,000 in net cash and (vii) a minimum aggregate amount of cash proceeds of $27,500,000 received by Yumanity from the Financing and any other interim financing by Kineta prior to or substantially simultaneously with the closing of the Merger.

The Merger Agreement contains a limited contractual ability of the Yumanity and Kineta Boards of Directors to change their recommendations to their respective shareholders. The Merger Agreement is only terminabe in certain circumstances, including, among others, as mutually agreed by the parties, if the closing of the Merger has not occurred within 7 months from the signing date, in the event of an uncured breach and in the event certain material events occur. Yumanity may be required to pay Kineta a termination fee equal to $500,000 and reimburse certain third-party expenses incurred up to a maximum of $250,000 if the Merger Agreement is terminated under certain circumstances. Kineta may be required to pay Yumanity a termination fee equal to $1,000,000 and reimburse certain third-party expenses up to a maximum of $500,000 if the Merger Agreement is terminated under certain circumstances.

Yumanity Support Agreements

In connection and concurrently with the execution of the Merger Agreement, the executive officers and directors of Yumanity who hold shares of Yumanity’s common stock, representing approximately 12% of the outstanding capital stock of Yumanity as of the date of the Merger Agreement, entered into support agreements with Kineta and Yumanity relating to the Merger (the “Yumanity Support Agreements”). The Yumanity Support Agreements provide, among other things, that the stockholders who are parties thereto will vote all of the shares of Yumanity capital stock held by them in favor of the Yumanity Stockholder Proposals and against any competing acquisition proposals. The Yumanity Support Agreements also place certain customary restrictions on the transfer of shares of Yumanity held by the respective signatories thereto prior to the closing of the Merger.

Kineta Support Agreements

In connection and concurrently with the execution of the Merger Agreement, certain officers, directors and shareholders of Kineta, representing approximately 34% of the outstanding equity of Kineta as of date of the Merger Agreement, entered into support agreements with Yumanity and Kineta (the “Kineta Support Agreements,” and together with the Yumanity Support Agreements, the “Support Agreements”). The Kineta Support Agreements provide, among other things, that the parties thereto will vote all of the shares of Kineta capital stock held by them in favor of the adoption of the Merger Agreement, the approval of the Merger and the other transactions contemplated by the Merger Agreement and against any competing acquisition proposals, and will deliver written consents within 10 business days of the Form S-4 filed in connection with the Asset Sale and the Merger being declared effective by the SEC. The Kineta Support Agreements also place certain customary restrictions on the transfer of the securities of Kineta held by the respective signatories thereto, prior to the closing of the Merger.

Lock-Up Agreements

In connection with the execution of the Merger Agreement, certain officers, directors and shareholders of Kineta entered into lock-up agreements (the “Lock-Up Agreements), pursuant to which the signatories thereto accepted certain restrictions on the transfer of the shares of Yumanity’s common stock they will be receiving in connection with the Merger for the 180-day period following the closing of the Merger. All other shareholders of Kineta will be subject to similar restrictions on the transfer of shares of Yumanity’s common stock for the 180-day period following the closing of the Merger pursuant to Yumanity’s by-laws, which will be amended at or immediately following the Effective Time to provide for such restrictions.

Private Placement and Securities Purchase Agreement

Concurrently with the execution of the Merger Agreement, on June 5, 2022, Yumanity entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with the purchasers named therein (the “Investors”).

Pursuant to the Securities Purchase Agreement, Yumanity agreed to sell shares of Yumanity’s common stock in a private placement at an aggregate purchase price of $30,000,000 (the “Financing”).

The closing of the Financing is expected to occur immediately following, and is conditioned upon, the closing of the Merger. The securities to be issued in the Financing are being offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), as a transaction by an issuer not involving a public offering. The Investors have agreed to acquire the shares in the Financing for investment purposes and not with a view to resale or distribution thereof.

Registration Rights Agreement

Concurrently with the execution of the Securities Purchase Agreement, on June 5, 2022, Yumanity entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Investors. Pursuant to the Registration Rights Agreement, Yumanity will prepare and file a resale registration statement with the SEC within 60 calendar days following the closing of the Financing covering the shares of Yumanity’s common stock issued in the Financing. Yumanity has also agreed, among other things, to indemnify the Investors and their respective directors, officers, stockholders, members, partners, employees and agents, and each person who controls such Investor, from certain liabilities and to pay certain expenses incurred by Yumanity in connection with the registration of the shares issued in the Financing.

The Asset Purchase Agreement, the Merger Agreement, the Support Agreements, the Lock-Up Agreements, the Securities Purchase Agreement and the Registration Rights Agreement (and the foregoing descriptions of such agreements and the transactions contemplated thereby) have been included to provide investors and stockholders with information regarding the terms of such agreements and the transactions contemplated thereby. It is not intended to provide any other factual information about Yumanity, Janssen or Kineta. The representations, warranties and covenants contained in the agreements were made only as of specified dates for the purposes of the respective agreements, were made solely for the benefit of the parties to such agreements and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the agreements and discussed in the foregoing descriptions, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC. Investors and stockholders are not third-party beneficiaries under these agreements. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the agreements, which subsequent information may or may not be fully reflected in the parties’ public disclosures. The foregoing descriptions of the Asset Purchase Agreement, the Merger Agreement, the Support Agreements, the Lock-Up Agreements, the Securities Purchase Agreement and the Registration Rights Agreement are not complete and are qualified in their entirety by reference to those agreements or the forms thereof, as applicable, which are attached hereto as Exhibits 2.1, 2.2, 2.3, 2.4, 2.5, 2.6 and 2.7, respectively, to this Current Report on Form 8-K and incorporated herein by reference.

Item 3.02.	Unregistered Sales of Equity Securities.

The information provided in Item 1.01 of this Current Report on Form 8-K with respect to the Securities Purchase Agreement and the Financing is hereby incorporated by reference into this Item 3.02.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On June 2, 2022, conditioned on the signing of the Merger Agreement and Asset Purchase Agreement, Yumanity approved transaction success bonuses for each of Dr. Richard Peters and Michael Wyzga equal to their respective annual pro-rated bonus target, payable at the later of the closing of the transactions contemplated by the Merger Agreement and the closing of the transactions contemplated by the Asset Purchase Agreement (the “Earned Date”) subject to continued employment through such date and provided that both such transactions close in the 2022 calendar year. The amount of each transaction success bonus will equal to $309,444 for Dr. Peters and $140,000 for Mr. Wyzga, which amounts will be prorated by multiplying such amounts by a fraction, the numerator of which is the number of days between January 1, 2022 and the Earned Date and the denominator of which is 365.

Item 7.01	Regulation FD Disclosure.

On June 6, 2022, Yumanity and Kineta issued a joint press release announcing the execution of the Asset Purchase Agreement and the Merger Agreement. The press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Yumanity and Kineta also hosted a joint conference call on June 6, 2022 to discuss the proposed Merger. Copies of the slide presentation and conference call transcript from the joint conference call are attached hereto as Exhibits 99.2 and 99.3, respectively.

The information in this Item 7.01, including Exhibits 99.1, 99.2 and 99.3 attached hereto, is being furnished, shall not be deemed “filed” for any purpose, and shall not be deemed incorporated by reference in any filing under the Securities Act or the Securities Exchange Act of 1934, as amended, except as expressly set forth by specific reference in such a filing.

Forward Looking Statements

This Current Report on Form 8-K and the exhibits furnished herewith contain forward-looking statements based upon the current expectations of Yumanity and Kineta. Forward-looking statements involve risks and uncertainties and include, but are not limited to, statements about the structure, timing and completion of the proposed transactions; the listing of the combined company on Nasdaq after the closing of the proposed Merger; expectations regarding the ownership structure of the combined company after the closing of the proposed Merger; the expected executive officers and directors of the combined company; the expected cash position of each of Yumanity and Kineta and the combined company at the closing of the proposed Merger; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; the executive and board structure of the combined company; the location of the combined company’s corporate headquarters; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical and preclinical results; Kineta having sufficient resources to advance its pipeline; and other statements that are not historical fact. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation: (i) the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to timely obtain stockholder approval for the transactions, if at all; (ii) uncertainties as to the timing of the consummation of the proposed transactions and the ability of each of Yumanity, Kineta and Janssen to consummate the proposed Merger or Asset Sale, as applicable; (iii) risks related to Yumanity’s ability to manage its operating expenses and its expenses associated with the proposed transactions pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed transactions; (v) the risk that as a result of adjustments to the exchange ratio, Yumanity stockholders and Kineta shareholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of Yumanity’s common stock relative to the exchange ratio; (vii) unexpected costs, charges or expenses resulting from either or both of the proposed transactions; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transactions; (ix) the risk that the amount of the dividend distributed to Yumanity stockholders in connection with the Asset Sale, if any, may be lower than currently anticipated; (x) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates and its preclinical programs; (xi) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xii) risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; and (xiii) risks associated with the possible failure to realize certain anticipated benefits of the proposed transactions, including with respect to future financial and operating results. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in Yumanity’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 filed with the SEC, and in other filings that Yumanity makes and will make with the SEC in connection with the proposed transactions, including the proxy statement/prospectus described below under “Additional Information about the Proposed Merger and Asset Sale and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Except as required by law, Yumanity expressly disclaims any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Additional Information about the Proposed Merger and Asset Sale and Where to Find It

This communication may be deemed to be solicitation material with respect to the proposed transactions between Yumanity and Kineta and between Yumanity and Janssen. In connection with the proposed transactions, Yumanity intends to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a prospectus and a proxy statement. Yumanity will mail the proxy statement/prospectus to the Yumanity stockholders, and the securities may not be sold or exchanged until the registration statement becomes effective. Investors and securityholders of Yumanity and Kineta are urged to read these materials when they become available because they will contain important information about Yumanity, Kineta and the proposed transactions. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Yumanity may file with the SEC or send to securityholders in connection with the proposed transactions. Investors and securityholders may obtain free copies of the documents filed with the SEC, once available, on Yumanity’s website at www.yumanity.com, on the SEC’s website at www.sec.gov or by directing a request to Yumanity’s Investor Relations at (212) 213-0006 ext. 331.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Each of Yumanity, Kineta and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Yumanity in connection with the proposed transactions. Information about the executive officers and directors of Yumanity is set forth in Yumanity’s Definitive Proxy Statement on Schedule 14A relating to the 2022 Annual Meeting of Stockholders, filed with the SEC on April 25, 2022. Other information regarding the interests of such individuals, who may be deemed to be participants in the solicitation of proxies for the stockholders of Yumanity, will be set forth in the proxy statement/prospectus, which will be included in Yumanity’s registration statement on Form S-4 when it is filed with the SEC. You may obtain free copies of these documents as described above.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Asset Purchase Agreement, dated June 5, 2022, by and among Yumanity and Janssen.

2.2*	Agreement and Plan of Merger, dated June 5, 2022, by and among Yumanity, Kineta and Merger Sub.

2.3	Form of Yumanity Support Agreement, dated June 5, 2022, by and among Kineta, Yumanity and each of the parties named in each agreement therein.

2.4	Form of Kineta Support Agreement, dated June 5, 2022, by and among Yumanity, Kineta and each of the parties named in each agreement therein.

2.5	Form of Lock-up Agreement, dated June 5, 2022, by each of the parties named in each agreement therein.

2.6*	Form of Securities Purchase Agreement, dated June 5, 2022, by each of the parties named therein.

2.7*	Form of Registration Rights Agreement, dated June 5, 2022, by each of the parties named therein.

99.1	Joint Press Release of Yumanity and Kineta, dated June 6, 2022.

99.2	Presentation Slides, dated June 6, 2022.

99.3	Conference Call Transcript, dated June 6, 2022.

Exhibit 104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 6, 2022	Yumanity Therapeutics, Inc.

	By:	/s/ Richard Peters
	Name:	Richard Peters
	Title:	President & Chief Executive Officer

Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

Dated as of June 5, 2022

between

YUMANITY THERAPEUTICS, INC.

and

JANSSEN PHARMACEUTICA NV

ii

iii

Schedules

Schedule 1.1(a)	Compounds
Schedule 1.1(b)	Excluded Targets
Schedule 1.1(c)	Targets
Schedule 1.1(d)	Excluded Intellectual Property
Schedule 2.1(b)(i)	Seller Wire Information
Schedule 2.2(a)(i)	Seller Biological Materials
Schedule 2.2(a)(iii)	Seller Registered Intellectual Property
Schedule 2.2(a)(v)	Inventory
Schedule 2.2(a)(vi)	Assumed Contracts
Schedule 2.2(a)(vii)	Permits
Schedule 2.6(a)	Purchase Price Allocation
Schedule 3.4(a)	Liens
Schedule 3.5(i)	Intellectual Property Licenses
Schedule 3.5(q)	Specified License Agreements
Schedule 3.6(a)	Excluded Contracts
Schedule 3.7(b)	Material Permits
Schedule 3.11(a)	Regulatory Authorizations
Schedule 3.11(c)	Clinical Holds
Schedule 3.18	Related Party Transactions
Schedule 5.1	Interim Operating Covenants
Schedule 5.11	Additional Matters

Exhibits

Exhibit 2.4(b)(i)	Form of Bill of Sale, Assignment and Assumption Agreement
Exhibit 2.4(b)(ii)	Form of Patent Assignment Agreement

iv

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) dated as of June 5, 2022 is entered into between Janssen Pharmaceutica NV, a company organized under the laws of Belgium (“Buyer”), and Yumanity Therapeutics, Inc., a Delaware corporation (“Seller”). Buyer and Seller are sometimes individually referred to herein as a “Party” and are sometimes collectively referred to herein as the “Parties”. Certain capitalized terms used herein have the meanings ascribed to them in Section 1.1.

RECITALS

WHEREAS, Seller desires to sell all of Seller’s and its Affiliates’ right, title and interest in, to and under the Purchased Assets and transfer the Assumed Liabilities to Buyer, and Buyer wishes to purchase from Seller all of Seller’s and its Affiliates’ right, title and interest in, to and under the Purchased Assets and to assume the Assumed Liabilities, upon the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual benefits to be derived from this Agreement, and of the representations, warranties, conditions, agreements and promises contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

Section 1.1.    Definitions. For purposes of this Agreement, the following terms shall have the corresponding meanings set forth below:

“Accounts Payable” means all trade accounts payable, regardless of when asserted, billed or imposed, of Seller or its Affiliates.

“Act” means the United States Federal Food, Drug, and Cosmetic Act, as amended, and the rules, regulations, requirements, written advisory comments and any formal guidance promulgated thereunder, as may be in effect from time to time.

“Action” means any claim, action, suit, arbitration, inquiry, audit, proceeding or governmental investigation.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with, such first Person.

“Agreement” has the meaning set forth in the preamble hereof.

“Assumed Contracts” has the meaning set forth in Section 2.2(a)(vi).

“Assumed Liabilities” means (i) the Liabilities under the Assumed Contracts accruing with respect to the period commencing after the later of the Closing and the applicable Transfer Date (but, for the avoidance of doubt, excluding any Liability arising from or relating to the performance or non-performance thereof on or prior to the later of the Closing and the applicable Transfer Date), (ii) any Assumed Taxes, (iii) any Liabilities arising from, in connection with or related to clinical trials for the Compounds accruing from and after the Closing and (iv) all other Liabilities arising from, in connection with or related to the Business or Buyer’s ownership or operation thereof from and after the Closing.

“Assumed Taxes” means any Taxes arising out of, or with respect to, the Purchased Assets for any Post Closing Tax Period.

“Bill of Sale, Assignment and Assumption Agreement” has the meaning set forth in Section 2.4(b)(i).

“Books and Records” means all books, records, files, documents and Tax Returns related to any Compounds or Products or the Exploitation thereof, the Targets, any other Purchased Assets or the Research and Development Program (including Regulatory Documentation, research and development records, correspondence and, to the extent not originals, true, accurate and complete copies of all files relating to the chain of title, filing, prosecution, issuance, maintenance, enforcement or defense of any Intellectual Property Rights, including any employee and independent contractor Intellectual Property Rights assignment agreement, confidentiality agreement and non-compete agreement, any written correspondence with any Third Party, records and documents related to research and pre-clinical and clinical testing and studies relating to any Compounds or Products or the Exploitation thereof conducted by or on behalf of Seller or any of its Affiliates, the Targets or the Research and Development Program, including any laboratory and engineering notebooks and manufacturing records, procedures, tests, dosage, criteria for patient selection, study protocols and investigators brochures) in all forms in which they are stored or maintained (whether electronic or otherwise), and all data (including Seller Data) and information included or referenced in any of the foregoing, in each case that are owned or otherwise Controlled by or in the possession of Seller or any of its Affiliates.

“Business” means the Research and Development Program and the Exploitation of any Compounds or Products as currently conducted.

“Business Day” means any day other than (a) a Saturday or Sunday or (b) a day on which banking institutions located in New York City are permitted or required by applicable Law to remain closed.

“Buyer” has the meaning set forth in the preamble hereof.

“Buyer Draft Allocation” has the meaning set forth in Section 2.6(a).

“Closing” has the meaning set forth in Section 2.4(a).

2

“Closing Date” has the meaning set forth in Section 2.4(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Competing Proposal” has the meaning set forth in Section 5.3(e).

“Compounds” means (i) the compounds identified on Schedule 1.1(a), (ii) all other compounds owned, used, conceived, developed, reduced to practice or otherwise made by Seller or its Affiliates, other than those that primarily inhibit one or more of the Excluded Targets, and (iii) any free base or free acid form, salt form, crystalline polymorph, hydrate or solvate of any compound described in the foregoing, or of any ester, racemate or stereoisomer of any compound described in the foregoing, in each case, which do not primarily inhibit an Excluded Target. Notwithstanding the foregoing, “Compounds” shall specifically exclude the Excluded Compounds.

“Confidentiality Agreement” means the letter agreement, dated as of November 19, 2021, between Janssen Global Services, LLC and Seller.

“Contemplated Transactions” means the transactions contemplated by this Agreement and any Related Document.

“Contracts” means any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, collaboration agreement, development agreement, distribution agreement, contract research organization agreement or other legally binding contract, agreement, obligation, commitment, arrangement, understanding or instrument, whether oral or written.

“Control” including its various tenses and derivatives (such as “Controlled” and “Controlling”) means (a) when used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities, by Contract or otherwise, (b) when used with respect to any security, the possession, directly or indirectly, of the power to vote, or to direct the voting of, such security or the power to dispose of, or to direct the disposition of, such security and (c) when used with respect to any Intellectual Property Rights, possession of the right, whether directly or indirectly, and whether by ownership, license or otherwise, to assign or grant a license, sublicense or other right to or under such Intellectual Property Rights or to compel another to do so.

“Data Protection Laws” means all Laws and binding industry standards concerning the privacy, protection, security, collection, storage, use, transfer, disclosure, destruction, alteration or other processing of Personal Data, including the California Consumer Privacy Act, the European Union General Data Protection Regulation (EU) 2016/679 and any other Laws implementing the GDPR into national Law, the Personal Information Protection Law of the People’s Republic of China, and other international, foreign, federal, local and state data security and data privacy Laws.

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“Data Protection Requirements” means (i) all applicable Data Protection Laws, (ii) all obligations under Contracts to which Seller or any of its Affiliates is a party or is otherwise bound that relate to Personal Data or protection of its information technology systems and (iii) all internal and publicly posted policies regarding the collection, use, disclosure, transfer, storage, maintenance, retention, disposal, modification, protection or processing of Personal Data.

“Directive” has the meaning set forth in Section 5.7.

“Docket Files” means electronic and paper copies (including originals) or the following items, to the extent they are in the possession and control of Seller or any of its Affiliates as of the Closing Date, with respect to the owned Seller Intellectual Property: (a) original files of any registrations or applications, (b) agreements pursuant to which any rights in the Seller Intellectual Property were assigned to Seller or any of its Affiliates (to the extent not already included within the Assigned Contracts), (c) declarations and powers of attorneys related to the owned Seller Intellectual Property, (d) correspondence with all patent, trademark and copyright offices and registrars, including contact information, of each counsel and agent responsible for the prosecution or maintenance of the owned Seller Intellectual Property, (e) the original ribbon copy for Patents issued by the United States Patent and Trademark Office, or, for foreign Patents, the original ribbon copy or certificate issued by the applicable Governmental Authority, (f) the certificate of registration for Copyrights issued by the United States Copyright Office, or, for foreign Copyright, the certificate or registration issued by the applicable Governmental Authority and (g) any other customary information of a type, nature and detail generally maintained in Seller’s or its Affiliates’ docket files.

“Dollars” or “$” means United States dollars.

“Employee Benefit Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974 (“ERISA”)), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other written plan, policy, agreement or arrangement providing for direct or indirect compensation or benefits, in each case, sponsored, maintained, administered or contributed to, or required to be sponsored, maintained, administered or contributed to by Seller or any of its ERISA Affiliates, or in respect of which Seller or any of its ERISA Affiliates has any Liability (whether actual or contingent).

“ERISA Affiliate” means any Person or entity that, together with another Person or entity, is, or at any relevant time was, treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or with respect to which an entity is otherwise jointly or severally liable under applicable Law.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Agreements” means the Merck Agreement, the FAIR Agreement, the Genentech Agreement and the Whitehead Agreement.

“Excluded Assets” has the meaning set forth in Section 2.2(b).

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“Excluded Compounds” means the Licensed Products (as described in the FAIR Agreement), the Compounds (as defined in the Genentech Agreement) and the Company Compounds and Joint Compounds (each as defined in the Merck Agreement).

“Excluded Know-How” means (a) all Know-How within the “Licensed IP” (as defined in the Genentech Agreement), (b) the “Licensed Know-How (as defined in the FAIR Agreement), and (c) the “Company Background Information and Inventions”, “Company Background IP”, “Company Know-How” and “Joint Know-How” (each as defined in the Merck Agreement).

“Excluded Liabilities” has the meaning set forth in Section 2.3(b).

“Excluded Targets” means the therapeutic targets identified on Schedule 1.1(b).

“Excluded Taxes” means (i) any Taxes arising out of, or with respect to, the Purchased Assets or the Business for any Pre-Closing Tax Period, (ii) any Taxes of Seller or any of its Affiliates (or for which Seller or any of its respective Affiliates are liable) for any taxable period and (iii) any Transfer Taxes that are allocated to Seller pursuant to Section 5.8(a).

“Exploit” means to make, have made, import, use, sell, offer for sale, or otherwise dispose of, including to research, develop, register, modify, enhance, improve, manufacture, have manufactured, store, formulate, optimize, export, transport, distribute, commercialize, promote, market, have sold or otherwise dispose of. “Exploiting”, “Exploitation” and other forms of the word “Exploit” shall have correlative meanings.

“Export Approvals” has the meaning set forth in Section 3.20(c).

“FAIR Agreement” means that certain Exclusive License Agreement by and between Seller and FAIR Therapeutics, Inc., dated October 29, 2021.

“FCPA” has the meaning set forth in Section 3.18(a).

“FDA” has the meaning set forth in Section 3.11(b).

“GAAP” means the United States generally accepted accounting principles in effect from time to time.

“Genentech Agreement” means that certain Technology Transfer and License Agreement by and between Seller and Genentech, Inc., dated December 13, 2018.

“Governmental Authority” means any Federal, state, local or foreign government, any court, tribunal, administrative or other governmental agency, department, commission or authority, any Regulatory Authority or any non-governmental self-regulatory agency, commission or authority.

“Governmental Consent” has the meaning set forth in Section 3.2(e).

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“IND” means (i) any investigational new drug application relating to a Product filed with the FDA pursuant to 21 C.F.R. Part 312, or any comparable filing made with a Governmental Authority in another country (including the submission to a competent authority of a request for an authorization concerning a clinical trial, as envisaged in Article 9, paragraph 2, of European Directive 2001/20/EC, or any other exemption legitimizing the use of a Product in a clinical investigation), and (ii) all supplements and amendments that may be filed with respect to the foregoing.

“Intellectual Property Rights” means all of the following, in each case in any jurisdiction in the world: (a) patents, patent applications, (including in each case any continuation, continuation-in-part, division, renewal, patent term, extension (including any supplemental protection certificate), reexamination or reissue thereof) (collectively, “Patents”); (b) registered and unregistered trademarks, trade dress, trade names, logos, design rights, service marks and any other designation of source or origin, together with the goodwill pertaining to the foregoing, and all applications, registrations and renewals therefor (collectively, “Trademarks”); (c) registered and unregistered copyrights, works of authorship, copyrightable works (published or unpublished) and all applications, registrations and renewals therefor (collectively, “Copyrights”); (d) software, computer programs and applications (whether in source code, object code or other form), algorithms, databases and technology supporting the foregoing, and all error corrections, updates, upgrades, enhancements, translations, modifications, adaptations, further developments and derivative works thereto, and all designs and design documents, technical summaries, documentation (including flow charts, logic diagrams, white papers, manuals, guides and specifications), firmware and middleware associated with the foregoing (collectively, “Software”); and (e) confidential and proprietary technical, scientific, regulatory or other information, designs, ideas, concepts, invention disclosures and inventions (whether patentable or unpatentable and whether or not reduced to practice), research and development, discoveries, results, creations, improvements, know-how, techniques and data (including biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, safety, quality control, manufacturing and preclinical and clinical data), technology, algorithms, procedures, plans, processes, practices, methods, trade secrets, instructions, formulae, formulations, compositions, specifications, marketing, pricing, distribution, cost and sales information, customer and supplier names and lists, tools, materials, apparatus, creations, improvements and other similar materials, and all recordings, graphs, drawings, diagrams, flow charts, models, studies, reports, surveys, analyses and other writings (“Know-How”).

“Intervening Event” has the meaning set forth in Section 5.3(e).

“Inventory” means with respect to any Compounds or Products, all inventory of active pharmaceutical ingredient, intermediates, specific raw materials, components and consumables and finished product forms, together with all work-in-progress and packaging materials, owned by Seller or any of its Affiliates as of the Closing Date.

“IP Contracts” has the meaning set forth in Section 3.5(i).

“IRS” means the United States Internal Revenue Service.

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“Law” means any federal, state, local or foreign constitution, treaty, law, statute, ordinance, rule or regulation (including any written advisory comments or formal interpretation or guidance thereunder), directive, policy, order, writ, award, decree, injunction, judgment, stay or restraining order of any Governmental Authority, the terms of any permit, and any other ruling or decision of, agreement with or by, or any other requirement of, any Governmental Authority.

“Legal Restraints” has the meaning set forth in Section 6.1(b).

“Liabilities” means liabilities, obligations and commitments, whether accrued or fixed, absolute or contingent, known or unknown, determined or determinable, due or to become due, or otherwise.

“Lien” means any lien (statutory or otherwise), security interest, pledge, hypothecation, mortgage, assessment, lease, claim, levy, license, defect in title, charge, or any other Third Party right, license or property interest of any kind, or any conditional sale or other title retention agreement, option, right of first refusal or similar restriction, any covenant not to sue, or any restriction on use, transfer, receipt of income or exercise of any other attribute of ownership or any agreement to give any of the foregoing in the future or similar encumbrance of any kind or nature whatsoever.

“Marketing Authorization Application” means a New Drug Application or Biologics License Application, each as defined in the Act, and any corresponding foreign application, registration or certification granted by a Governmental Authority, including any supplements, amendments or modifications submitted to or required by any Governmental Authority, necessary or reasonably useful to commercialize and market a Product in a particular country or group of countries, but not including pricing and reimbursement approvals.

“Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development which individually or in the aggregate would reasonably be expected to result in, or has resulted in, any change or effect, that (a) is materially adverse to the Business or the Purchased Assets; (b) would reasonably be expected to prevent or materially impede, materially interfere with, materially hinder or materially delay the consummation of the Contemplated Transactions or (c) would reasonably be expected to create or impose a limitation on the ability of Buyer to acquire valid and marketable title to the Purchased Assets free and clear of all Liens or to freely Exploit the Purchased Assets; provided that, for purposes of clause (a), none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (i) any change, effect, event, occurrence, state of facts or development relating to the economy in general in the United States or in any other jurisdiction in which the Seller has operations or conducts business, so long as the effects do not disproportionately impact the Business, (ii) any change, effect, event, occurrence, state of facts or development reasonably attributable to conditions affecting the pharmaceutical industry, so long as the effects do not disproportionately impact the Business, (iii) any failure by Buyer to meet internal projections or forecasts or third party revenue or earnings predictions for any period ending on or after the date of this Agreement (it being understood, however, that any effect causing or contributing to any

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such failure to meet projections or predictions may constitute a Material Adverse Effect and may be taken into account in determining whether a Material Adverse Effect has occurred); (iv) the execution, delivery, public announcement or performance of this Agreement and the Contemplated Transactions (provided that this clause (iv) shall not apply in determining the accuracy of Seller’s representations and warranties in Section 3.2(b)(ii) or 3.2(e) for the purposes of the condition in Section 6.2(a)), (v) earthquakes, hurricanes, tornadoes, natural disasters, epidemics, pandemics, disease outbreaks (including the COVID-19 virus) or global, national or regional political conditions, including hostilities, military actions, political instability, acts of terrorism or war or any escalation or material worsening of any such hostilities, military actions, political instability, acts of terrorism or war existing or underway as of the date hereof (other than any of the foregoing that causes any material damage or destruction to or renders unusable any material Purchased Assets and so long as the effects do not disproportionately impact the Business), (vi) any effect that results from any action taken at the express prior written request of Buyer or with Buyer’s prior written consent, or (vii) changes in Law or GAAP or any interpretation thereof, so long as the effects do not disproportionately impact the Business.

“Merck Agreement” means that certain Exclusive License and Research Collaboration Agreement by and between Seller and Merck Sharp and Dohme Corp., dated June 19, 2020.

“Merger Agreement” means that certain Agreement and Plan of Merger by and among Yumanity Therapeutics, Inc., Yacht Merger Sub, Inc. and Kineta, Inc. dated as of even date herewith.

“Non-Assignable Right” has the meaning set forth in Section 2.5.

“Order” means any writ, judgment, decree, injunction or similar order, including consent orders, of any Governmental Authority (in each such case whether preliminary or final).

“Outside Date” has the meaning set forth in Section 7.1(b)(i).

“Party” or “Parties” has the meaning set forth in the preamble hereof.

“Patent Assignment Agreement” has the meaning set forth in Section 2.4(b)(ii).

“Permits” means all approvals, authorizations, certificates, filings, franchises, licenses, notices, clearances, registrations and permits of or with all Governmental Authorities, necessary for or related to the Business (and not specifically related to the Seller’s facilities), including all applications for any of the foregoing, together with any renewals, extensions or modifications thereof and additions thereto.

“Permitted Liens” means, collectively, (i) statutory liens for Taxes, assessments and governmental charges not yet due and payable or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been maintained in accordance with GAAP; and (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics,

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material men and other Liens imposed by law arising or incurred in the ordinary course of business for amounts that are not yet due and payable and, if required under GAAP, for which appropriate reserves have been created or that are being contested in good faith by appropriate proceedings and that are not resulting from any breach, violation or default by Seller or any of its Affiliates of any Contract or applicable Law.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity or any Governmental Authority.

“Personal Data” means (a) any information relating to an identified or identifiable natural person or that is reasonably capable of being used to identify a natural person and (b) any data or information defined as “personal data,” “personal information,” “personally identifiable information,” “nonpublic personal information” or “individually identifiable health information” under any applicable Law (including applicable Data Protection Laws).

“PHS Act” means the United States Public Health Service Act, as amended, and the rules, regulations, requirements, written advisory comments and formal guidance promulgated thereunder, as may be in effect from time to time.

“Post-Closing Tax Period” means any Tax period (or portion thereof) beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period (or portion thereof) ending on or before the Closing Date.

“Products” means any pharmaceutical products containing any Compound, including all dosage forms, presentations, formulations and line extensions thereof, including any pharmaceutical product which is comprised of one or more of the Compounds and any other pharmaceutically active compound and/or ingredients, any prototypes thereof and any variations thereof..

“Public Official” has the meaning set forth in Section 3.17(c).

“Purchase Price” means an amount equal to $26,000,000.

“Purchase Price Allocation” has the meaning set forth in Section 2.6(a).

“Purchased Assets” has the meaning set forth in Section 2.2(a).

“Registration Statement” has the meaning set forth in Section 5.14(a).

“Regulatory Authority” means any applicable supra-national, federal, national, regional, state, provincial, or local regulatory agencies, departments, bureaus, commissions, councils, or other government entities regulating or otherwise exercising authority with respect to the development and exploitation of Products.

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“Regulatory Authorizations” means, with respect to any jurisdiction, any and all approvals (including pricing and reimbursement approvals), licenses, clearances, registrations or authorizations of any Regulatory Authority necessary or useful for the Exploitation of any compound or (bio)pharmaceutical product in such jurisdiction, including, where applicable, (i) INDs, Marketing Authorization Applications and supplements and amendments thereto, (ii) pre- and post-approval marketing authorizations (including any prerequisite manufacturing approval or authorization related thereto), (iii) labeling approval and (iv) technical, medical and scientific licenses.

“Regulatory Documentation” means any and all (i) applications, filings, submissions, registrations, licenses, permits, notifications, authorizations and approvals (including all Regulatory Authorizations), and non-clinical and clinical study authorization applications or notifications (including all supporting files, writings, data, studies and reports) prepared for submission to a Regulatory Authority or research ethics committee with a view to the obtaining or maintaining of any Regulatory Authorization, including any Investigational Medicinal Product Dossier (IMPD), (ii) correspondence to or with the FDA, European Medicines Agency (EMA) or any other Governmental Authority (including minutes and contact reports relating to any communications with any Governmental Authority), (iii) pharmacovigilance databases, adverse event reports and associated documents, investigations of adverse event reports, and any other records related to safety reporting or data contained or referenced in or supporting any of the foregoing, (iv) manufacturing records or data contained or referenced in or supporting any of the foregoing and (v) nonclinical, clinical and other data contained or referenced in or supporting any of the foregoing.

“Related Documents” means, other than this Agreement, all agreements, certificates and documents signed and delivered by either Party in connection with this Agreement or the transactions contemplated hereby.

“Representatives” means, with respect to any Person, such Person’s directors, officers, managers, employees, counsel, consultants, accountants, financial advisors, lenders and other agents and representatives.

“Research and Development Program” means the program of discovery efforts, research and development carried out on or prior to the Closing Date for the Compounds or the Targets; provided, that the Research and Development Program shall not include any such activities for the Excluded Targets.

“Research Tools” means any technology which is designed, developed and used solely for performing research and drug discovery activities (and, for clarity, not for the diagnosis, treatment, prevention, palliation, or prophylaxis of human diseases and conditions), which, for the avoidance of doubt, shall include cDNAs, antibodies, cell lines, knock-out animals, assays and other similar research tools.

“Reviewing Accountant” shall have the meaning set forth in Section 2.6(b).

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“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning set forth in the preamble hereof.

“Seller Adverse Recommendation Change” has the meaning set forth in Section 5.3(b).

“Seller Allocation Notice” has the meaning set forth in Section 2.6(b).

“Seller Biological Materials” means (i) any tissues, cells, cell lines, organisms, blood samples, genetic material, antibodies and other biological substances and materials, and any Research Tools and (ii) any biological products, as such term is defined in Section 351 of the PHS Act, in the case of each of (i) and (ii) that are owned or otherwise Controlled by Seller or any of its Affiliates on the Closing Date and that are primarily related to, or reasonably necessary or useful to Exploit, the Compounds and Products.

“Seller Board” means the Board of Directors of Seller.

“Seller Board Recommendation” has the meaning set forth in Section 3.2(c).

“Seller Common Stock” has the meaning set forth in Section 5.3(e).

“Seller Data” means all databases and data, including all tangible embodiments thereof, and all rights therein, in each case owned or Controlled by, or licensed to, Seller or any of its Affiliates as of the Closing Date that are primarily related to, or reasonably necessary or useful to Exploit, the Compounds and Products. Notwithstanding the foregoing, “Seller Data” shall exclude the Excluded Know-How.

“Seller Intellectual Property” means all Patents, Copyrights, and Software, the Seller Data, all Know-How that does not constitute Seller Data, and other Intellectual Property Rights, that is owned or Controlled by, or licensed to, Seller or any of its Affiliates on the Closing Date and that is primarily related to, or reasonably necessary or useful to Exploit, the Compounds or Products, and the right to recover for past infringement of any of the foregoing. Notwithstanding the foregoing, “Seller Intellectual Property” shall exclude (a) the Excluded Know-How and (b) the Patents, Trademarks, Copyrights listed on Schedule 1.1(d).

“Seller Notice of Recommendation Change” has the meaning set forth in Section 5.3(b).

“Seller Registered Intellectual Property” has the meaning set forth in Section 3.5(a).

“Seller Regulatory Authorizations” means any and all (i) Regulatory Authorizations and (ii) applications or notifications or submissions for Regulatory Authorizations, in either case that are (a) owned or otherwise Controlled by Seller or any of its Affiliates on the Closing Date and (b) primarily related to, or is reasonably necessary or useful to Exploit, the Compounds or Products.

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“Seller Regulatory Documentation” means any and all Regulatory Documentation, including all Seller Regulatory Authorizations, that is owned by, or otherwise Controlled by, Seller or any of its Affiliates on the Closing Date and that is primarily related to, or is reasonably necessary or useful to Exploit, the Compounds or Products.

“Seller Related Parties” has the meaning set forth in Section 7.3(e).

“Seller Stockholder Approval” has the meaning set forth in Section 3.2(d).

“Seller Stockholders’ Meeting” has the meaning set forth in Section 5.14(c).

“Seller’s Charter” has the meaning set forth in Section 3.1.

“Seller’s Knowledge” (and similar phrases) means, with respect to any matter in question, the actual knowledge of Seller’s following officers: Richard Peters, Devin Smith, Michael Wyzga and Dan Tardiff, after making due inquiry of their direct reports.

“Social Security Act” has the meaning set forth in Section 3.11(e).

“Specified Transaction” means (x) any direct or indirect acquisition or purchase of, or license or grant of rights to, any material portion of the Purchased Assets or (y) any direct or indirect acquisition or purchase of more than 50% of the Seller Common Stock or substantially all of the assets of Seller and its Subsidiaries, taken as a whole.

“Straddle Period” has the meaning set forth in Section 5.6(b).

“Subsidiary” of any Person means another Person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

“Superior Proposal ” has the meaning set forth in Section 5.3.

“Targets” means all of (i) the therapeutic targets described on Schedule 1.1(c) and (ii) all other therapeutic targets that are or were subject to the Seller’s and its Affiliates’ programs of discovery efforts, research and development carried out on or prior to the Closing Date, other than the Excluded Targets.

“Tax” or “Taxes” means all taxes, assessments, duties, fees or similar charges of any kind, in each case in the nature of a tax, including any surcharges, interest, penalties, and additions thereto.

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“Tax Return” means all returns (including amended returns), requests for extensions of time, claims for refund, declarations of estimated Tax payments, reports, estimates, information returns and statements, including any related or supporting information with respect to any of the foregoing, filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes.

“Taxing Authority” means any Governmental Authority or any quasi-governmental body exercising Tax regulatory authority.

“Termination Fee” has the meaning set forth in Section 7.3(b).

“Third Party” means any Person other than: (a) Seller or Buyer or (b) any Affiliates of Seller or Buyer.

“Transfer Date” has the meaning set forth in Section 2.5.

“Transfer Taxes” has the meaning set forth in Section 5.8(a).

“Whitehead Agreement” means the Tangible Property and Exclusive Patent License Agreement, dated February 4, 2016, among, inter alia, Whitehead Institute for Biomedical Research and Seller (as amended prior to the date hereof).

Section 1.2.    Interpretation. When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement, any Related Document or in any Exhibit or Schedule hereto are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement, such Related Document or such Exhibit or Schedule. Whenever the words “include”, “includes” or “including” are used in this Agreement or any Related Document, they shall be deemed to be followed by the words “without limitation”. The word “or,” when used in this Agreement, has the inclusive meaning represented by the phrase “and/or.” The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to the “date hereof” refer to the date of this Agreement. “Extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”. For purposes of this Agreement and the Related Documents, the phrases “delivered or made available to Buyer prior to the date hereof”, “delivered or made available to Buyer in the data room prior to the date hereof”, “has made available to Buyer prior to the date hereof” or “has made available to Buyer in the data room prior to the date hereof” and similar expressions in respect of any document or information will be construed for all purposes of this Agreement and the Related Documents as meaning that a copy of such document or information was filed and made available for viewing by Buyer in the electronic data rooms hosted by Donnelley Financial Solutions in each case no later than three Business Days prior to the date hereof. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in

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this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract or statute defined or referred to herein or in any Contract that is referred to herein means (a) in the case of any statute, such statute and any comparable statute that from time to time replaces such statute by succession, and any rules and regulations promulgated thereunder and (b) in the case of any Contract, such Contract and all amendments, modifications and attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

ARTICLE II

PURCHASE AND SALE

Section 2.1.    Purchase and Sale of Purchased Assets; Purchase Price.

(a)    Pursuant to the terms and subject to the conditions of this Agreement, at the Closing, Seller shall, and shall cause each of its Affiliates owning or otherwise Controlling any of the Purchased Assets to, sell, convey, deliver, transfer and assign to Buyer (or its designated Affiliate), free and clear of all Liens, other than Permitted Liens, and Buyer (or its designated Affiliate) shall purchase, take delivery of and acquire from Seller (and its Affiliates) all of Seller’s (and its Affiliates’) right, title and interest in, to and under all of the Purchased Assets.

(b)    In consideration of the sale, conveyance, delivery, transfer and assignment of the Purchased Assets to Buyer and Seller’s other covenants and obligations hereunder, upon the terms and subject to the conditions hereof:

(i)    at the Closing, Buyer shall pay to Seller, by wire transfer of immediately available funds to the account set forth on Schedule 2.1(b)(i), the Purchase Price; and

(ii)    at the Closing, Buyer (or its designated Affiliate) shall assume the Assumed Liabilities in accordance with Section 2.3.

Section 2.2.    Purchased Assets; Excluded Assets.

(a)    The term “Purchased Assets” means all of Seller’s (and its Affiliates’) right, title and interest in, to and under the following properties and assets (tangible or intangible):

(i)    all Seller Biological Materials, including as set forth on Schedule 2.2(a)(i);

(ii)    all Seller Regulatory Documentation, including, for the avoidance of doubt, original and, if available, electronic copies;

(iii)    all Seller Intellectual Property, including the Seller Registered Intellectual Property set forth on Schedule 2.2(a)(iii);

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(iv)    all Books and Records, and all originals of any tangible embodiments of Seller Intellectual Property, including Docket Files; provided, however, that Seller may retain a copy of any such Books and Records to the extent necessary for Tax, regulatory compliance or accounting purposes;

(v)    all Inventory, including as set forth on Schedule 2.2(a)(v);

(vi)    the Contracts set forth on Schedule 2.2(a)(vi) (the “Assumed Contracts”), including all rights thereunder;

(vii)    all Permits, including as set forth on Schedule 2.2(a)(vii);

(viii)    all Actions, rights of recovery, and rights of indemnification or setoff against Third Parties and other claims arising out of or relating to the Business or the Assumed Liabilities and all other intangible property rights that relate to the Business or the Assumed Liabilities; and

(ix)    all other properties, assets and rights (tangible or intangible) of Seller (and its Affiliates) necessary to conduct the Business, other than any properties, assets or rights that are addressed by the subject matter of clauses (i) through (viii) of this Section 2.2(a) or clauses (i) through (vi) of Section 2.2(b), but, in all cases excluding the Excluded Agreements, Excluded Compounds and Excluded Know-How.

(b)    Buyer acknowledges that the Purchased Assets shall consist only of those assets described in Section 2.2(a) and all other assets of Seller and its Affiliates are excluded (collectively, the “Excluded Assets”). Notwithstanding anything to the contrary herein, Excluded Assets shall include:

(i)    all cash and cash equivalents of Seller;

(ii)    all Contracts other than the Assumed Contracts;

(iii)    all rights, claims and credits of Seller to the extent relating to any Excluded Asset or any Excluded Liability;

(iv)    all land, buildings, improvements and fixtures thereon owned or leased by Seller;

(v)    any refunds for Taxes relating to the Pre-Closing Period (excluding, for the avoidance of doubt, any refunds with respect to Assumed Taxes);

(vi)    all Employee Benefit Plans, including any assets thereof or relating thereto;

(vii)    the Excluded Agreements, Excluded Targets, Excluded Compounds and Excluded Know-How; and

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(viii)    except to the extent included in the Purchased Assets, all other properties, assets, goodwill and rights of Seller of whatever kind and nature, real, personal or mixed, tangible or intangible.

Section 2.3.    Assumed Liabilities; Excluded Liabilities.

(a)    Pursuant to the terms and subject to the conditions of this Agreement, at the Closing, Seller shall, and shall cause its Affiliates to, sell, convey, deliver, transfer and assign to Buyer (or its designated Affiliate), and Buyer (or its designated Affiliate) shall assume from Seller and its applicable Affiliates, the Assumed Liabilities.

(b)    Notwithstanding anything in this Agreement or the Related Documents to the contrary, other than the Assumed Liabilities, Buyer shall not be the successor to Seller or any of its Affiliates, and Buyer expressly does not assume and shall not become liable to pay, perform or discharge, any Liability whatsoever of Seller or any of its Affiliates, whether or not arising out of or otherwise relating in any way to the Purchased Assets, other than the Assumed Liabilities. All such Liabilities are referred to herein as the “Excluded Liabilities”. Seller shall, or shall cause its Affiliates to, pay, perform and discharge when due all of the Excluded Liabilities. Without limitation of the foregoing, the Excluded Liabilities shall include the following Liabilities:

(i)    any Liabilities relating to or arising out of the Excluded Assets;

(ii)    any Liabilities relating to or arising out of Accounts Payable (other than the Assumed Liabilities);

(iii)    any Excluded Taxes;

(iv)    any Liabilities to present or former members or shareholders of Seller or any of its Affiliates, in their capacity as such;

(v)    any Liabilities of Seller or any of its Affiliates under this Agreement, the Related Documents or in connection with the Contemplated Transactions;

(vi)    all Liabilities under any Contract that is not an Assumed Contract;

(vii)    any Liabilities (including all Actions relating to such Liabilities) of Seller or any of its Affiliates to any Person and claims from any Person relating to or arising out of circumstances existing on or prior to the Closing, including those relating to or arising out of any product liability, patent infringement, breach of warranty or similar claim for injury to person or property that resulted from the use, operation, ownership or misuse of the Purchased Assets or the operation of the business of Seller or any of its Affiliates, including the conduct of the Business, to the extent such conduct occurred on or prior to the Closing;

(viii)    any Liabilities (including all Actions relating to such Liabilities) from or relating to the Intellectual Property Rights of any Person on or prior to the Closing,

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including any Liability for any loss or infringement, dilution, misappropriation, other violation thereof or for violation of privacy, personal information or data protection rights;

(ix)    all Liabilities arising out of or relating to (A) the employment of, or receipt of services from, any individual or (B) any Employee Benefit Plan; and

(x)    any other Liabilities arising out of the Purchased Assets or the operation of the business of Seller or any of its Affiliates on or prior to the Closing, whether or not any such Liabilities are claimed or otherwise arise prior to or after the Closing (other than the Assumed Liabilities).

Section 2.4.    Closing; Closing Deliverables.

(a)    Closing. The closing of the Contemplated Transactions (the “Closing”) shall take place remotely, by exchange of electronic copies of the agreements, documents, certificates and other instruments set forth in this Section 2.4, at 10:00 a.m., New York City time, on the second Business Day following the satisfaction (or, to the extent permitted, waiver) of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, time and date as shall be agreed between Buyer and Seller. The date on which the Closing occurs is referred to herein as the “Closing Date.”

(b)    Seller Closing Deliverables. At the Closing, Seller shall deliver or cause to be delivered to Buyer:

(i)    the Bill of Sale, Assignment and Assumption Agreement, in the form of Exhibit 2.4(b)(i) (the “Bill of Sale, Assignment and Assumption Agreement”), duly executed by Seller and/or its applicable Affiliates;

(ii)    a Patent Assignment Agreement, in the form of Exhibit 2.4(b)(ii) (the “Patent Assignment Agreement”), duly executed by Seller and/or its applicable Affiliates;

(iii)    a duly completed and accurate IRS Form W-9;

(iv)    evidence, acceptable to Buyer in its sole discretion, that all Liens set forth on Schedule 3.4(a) have been properly terminated or released on or before the Closing, including either (i) a completed UCC-3 Termination Statement, in a proper form for filing, in respect of each such Lien, or (ii) a payoff letter from the secured party thereunder, in form and substance acceptable to Buyer, certifying that upon receipt by or on behalf of Seller of the amount specified in such payoff letter, such Lien shall be released with no further action and that such secured party will, promptly upon receipt of the specified amount, deliver to Buyer a duly executed UCC-3 Termination Statement, in a proper form for filing, in respect of such Lien;

(v)    all physical or tangible Purchased Assets at a location reasonably designated by Buyer at least five Business Days prior to the Closing; and

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(vi)    access to all Books and Records, Seller Regulatory Documentation and Docket Files that are, in each case, stored in an electronic or digital format in a manner mutually agreed by the Parties.

(c)    Buyer Closing Deliverables. At the Closing, Buyer shall deliver or cause to be delivered to Seller:

(i)    the payment required pursuant to Section 2.1(b)(i);

(ii)    the Bill of Sale, Assignment and Assumption Agreement, duly executed by Buyer and/or its applicable Affiliates; and

(iii)    the Patent Assignment Agreement, duly executed by Buyer and/or its applicable Affiliates.

Section 2.5.    Third Party Consents. If the assignment or transfer of any asset included in the Purchased Assets or any claim, right or benefit arising thereunder or resulting therefrom, without the consent of a Third Party, would constitute a breach or other contravention of the rights of such Third Party, would be ineffective with respect to any party to an agreement concerning such asset, claim, right or benefit, or, upon assignment or transfer, would in any way adversely affect the rights of Seller or, upon transfer, Buyer (each, a “Non-Assignable Right”), then, if requested by Buyer, Seller shall use commercially reasonable efforts, at Buyer’s sole cost and expense, to obtain such consent after the execution of this Agreement until such consent is obtained. If any such consent cannot be obtained prior to the Closing and the Closing occurs, then, notwithstanding anything to the contrary in this Agreement or any Related Document, (a) this Agreement and the related instruments of transfer shall not constitute an assignment or transfer of the applicable Non-Assignable Right until and unless such consent is obtained (at which point such Non-Assignable Right will be deemed to have been assigned or transferred under this Agreement on such date (the “Transfer Date”)), and, if requested by Buyer, Seller shall use commercially reasonable efforts, at Buyer’s sole cost and expense, to obtain such consent as soon as possible after the Closing; and (b) upon delivery of Buyer’s written election to Seller, (i) the Non-Assignable Right shall be an Excluded Asset and Buyer shall have no Liability whatsoever with respect to any such Non-Assignable Right or any Liability with respect thereto (and any consent to transfer or assignment obtained thereafter shall have no effect) or (ii) Seller shall, at its sole cost and expense, obtain for Buyer substantially all of the practical benefit and burden of such Non-Assignable Right, including by (A) entering into appropriate and reasonable alternative arrangements on terms mutually agreeable to Buyer and Seller, (B) subject to the consent and control of Buyer, enforcement, at the cost and for the account of Buyer, of any and all rights of Seller against the other party thereto arising out of the breach or cancellation thereof by such other party or otherwise and (C) continuing to comply with, and perform, any contractual obligations associated with such Non-Assignable Right. For the avoidance of doubt, nothing in this Section 2.6 shall affect any determination as to whether any of the conditions set forth in Article VI have been satisfied.

Section 2.6.    Purchase Price Allocation.

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(a)    Within ninety (90) days following the Closing Date, Buyer shall provide the Seller with a proposed allocation of the Purchase Price and the applicable Assumed Liabilities (together with any other amounts treated as consideration for U.S. Federal income Tax purposes) among the Purchased Assets (the “Buyer Draft Allocation”).

(b)    If the Seller disagrees with the Buyer Draft Allocation, the Seller may, within thirty (30) days after delivery of the Buyer Draft Allocation, deliver a notice (the “Seller Allocation Notice”) to Buyer to such effect, specifying the items with which the Seller disagrees and setting forth Seller’s proposed allocation of the Purchase Price (and other relevant amounts). If the Seller Allocation Notice is duly delivered, the Seller and Buyer shall, during the thirty (30) days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the allocation of the Purchase Price (and other relevant amounts). If the Seller and Buyer are unable to reach such agreement, the Seller and Buyer shall submit all matters that remain in dispute with respect to the Seller Allocation Notice (along with a copy of the Buyer Draft Allocation marked to indicate those line items not in dispute) to an independent, nationally recognized accounting firm mutually agreed to by the Seller and Buyer (the “Reviewing Accountant”). The Seller and Buyer shall instruct the Reviewing Accountant to make a determination no later than thirty (30) days following the submission of such dispute, based solely on the written submissions of the Seller, on the one hand, and Buyer, on the other hand. The Reviewing Accountant shall adjust the Buyer Draft Allocation based on these determinations. All fees and expenses relating to the work, if any, to be performed by the Reviewing Accountant shall be borne equally by the Seller and Buyer.

(c)    The Buyer Draft Allocation, as prepared by Buyer if the Seller has not delivered a Seller Allocation Notice in accordance with Section 2.6(b), as adjusted pursuant to any agreement between the Seller and Buyer, or as adjusted by the Reviewing Accountant (in each case, the “Purchase Price Allocation”), shall, absent fraud, be conclusive and binding on the Seller and Buyer for all Tax purposes. The Purchase Price Allocation shall be amended to reflect any adjustment to the Purchase Price in a manner consistent with applicable Tax Law (including Section 1060 of the Code).

(d)    Seller and Buyer shall file all applicable Tax Returns (including IRS Form 8594) in a manner consistent with the Purchase Price Allocation and shall not take any Tax position that is inconsistent with the Purchase Price Allocation in connection with any proceeding before any Taxing Authority, in each case unless otherwise required by a final “determination” as defined in Section 1313(a) of the Code (or a similar provision of state, local or foreign Tax Law). In the event that the Purchase Price Allocation is disputed by any Taxing Authority, the Party receiving notice of the dispute shall promptly notify the other Party in writing of such notice and resolution of the dispute.

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ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Subject to (a) the Schedules attached hereto (to the extent any such Schedule is numbered to correspond to a representation or warranty, and to the extent that it is reasonably clear from a reading of a disclosure in a Schedule that such disclosure is applicable to another representation or warranty, and provided that the inclusion of any information in the Schedules shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Material Adverse Effect, or is outside the ordinary course of business of Seller) and (b) the documents filed with or furnished to the SEC by Seller on or after January 1, 2020 and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system on or before the day that is one (1) Business Day prior to the date of this Agreement (excluding disclosures to the extent predictive, cautionary or forward-looking in nature), Seller represents and warrants to Buyer as set forth in this Article III.

Section 3.1.    Organization, Standing and Power. Seller is a corporation, duly organized, validly existing and in good standing under the laws of Delaware, and has all requisite corporate power and authority to own, lease or otherwise hold and operate its properties and other assets and to carry on its business as presently conducted, except where the failure to be in good standing or have such power or authority, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Business or the Purchased Assets. Seller and each of its Affiliates is duly qualified or licensed to do business and is in good standing (in jurisdictions that recognize the concept of good standing) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed or to be in good standing individually or in the aggregate has not been and would not reasonably be expected to be material to Seller, the Business or the Purchased Assets. Seller has made available to Buyer, prior to the execution of this Agreement, complete and accurate copies of Seller’s articles of incorporation (as amended or supplemented from time to time, “Seller’s Charter”). Seller is not in violation of any of the provisions of Seller’s Charter.

Section 3.2.    Authority; Noncontravention. (a) Seller has all requisite corporate power and authority to execute and deliver this Agreement and the Related Documents and to consummate the Contemplated Transactions. The execution and delivery of this Agreement and the Related Documents by Seller and the consummation by Seller of the Contemplated Transactions have been duly authorized by all necessary corporate action on the part of Seller (other than the receipt of the Seller Stockholder Approval) and no other corporate proceedings on the part of Seller or any of its Affiliates are necessary to authorize this Agreement, the Related Documents or to consummate the Contemplated Transactions (other than the receipt of the Seller Stockholder Approval). Each of this Agreement and the Related Documents has been duly executed and delivered by Seller and, assuming the due authorization, execution and delivery by Buyer, constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in

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accordance with its terms, subject to bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies.

(b)    The execution and delivery of this Agreement and the Related Documents by Seller do not, and the consummation of the Contemplated Transactions and compliance by Seller with the provisions of this Agreement and the Related Documents will not, conflict with, or result in any violation or breach of, or default under (with or without notice or lapse of time, or both), or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon the Purchased Assets under, (i) Seller’s Charter, (ii) any Contract to which Seller or any of its Affiliates is a party or to which any of the Purchased Assets are subject or (iii) any (A) statute, ordinance, rule, regulation or other Law applicable to Seller, any of its Affiliates, the Business or the Purchased Assets or (B) Order applicable to Seller, any of its Affiliates, the Business or the Purchased Assets, except in the cases of clauses (ii) and (iii), where the conflict, violation, breach, default, termination, cancellation, acceleration or creation of a Lien, individually or in the aggregate, has not been and would not reasonably be expected to be material to Seller, the Business or the Purchased Assets, or that would not reasonably be expected to prevent, materially impede or materially delay the consummation by Seller of the Contemplated Transactions.

(c)    The Seller Board, at a meeting duly called and held, unanimously adopted resolutions (i) authorizing and approving the execution, delivery and performance by Seller of this Agreement and, subject to the receipt of the Seller Stockholder Approval, the consummation by Seller of the Contemplated Transactions, (ii) declaring that this Agreement and the Contemplated Transactions are advisable and in the best interests of Seller, (iii) directing that the Contemplated Transactions be submitted for consideration at a meeting of the holders of shares of Seller Common Stock and (iv) recommending that the holders of shares of Seller Common Stock approve the Contemplated Transactions (such recommendation, the “Seller Board Recommendation”), which resolutions have not, except after the date hereof as permitted by Section 5.3, been subsequently rescinded, modified or withdrawn.

(d)     The affirmative vote (in person or by proxy) of the holders of Seller Common Stock entitled to cast a majority of all the votes entitled to be cast on such matter (the “Seller Stockholder Approval”), at the Seller Stockholders’ Meeting, in favor of this Agreement and the Contemplated Transactions, is the only vote of the holders of any class or series of securities of Seller necessary to approve this Agreement and the Contemplated Transactions.

(e)    No consent, approval, Order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Authority (each, a “Governmental Consent”) is required by or with respect to Seller, any of its Affiliates or the Business in connection with the execution and delivery of this Agreement or any Related Document by Seller, the transfer of the Purchased Assets to Buyer or the consummation of the Contemplated Transactions, except for (i) compliance with the applicable requirements of the Exchange Act, including the filing with the SEC of the Registration Statement and (ii) the receipt, termination or expiration, as applicable, of approvals or waiting periods under any applicable antitrust, competition, fair trade or similar Laws.

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Section 3.3.    Absence of Certain Changes or Events. Since December 31, 2021 to the date of this Agreement (a) no event has occurred which would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect, (b) there has been no material loss, destruction or damage (in each case, whether or not insured) affecting the Business or the Purchased Assets and (c) Seller and its Affiliates have conducted activities with respect to the Business in the ordinary course of business (except for the execution and performance of this Agreement and the Merger Agreement and the discussions, negotiations and transactions related thereto) consistent with past practice and have not taken any actions, which, if taken after the date of this Agreement and prior to the Closing Date would constitute a breach of Section 5.1(b).

Section 3.4.    Good Title; Sufficiency of Assets.

(a)    (i) Seller (together with its Affiliates) has good and marketable title to, or valid contract rights to, as applicable, all of the Purchased Assets free and clear of all Liens (other than Permitted Liens), and has the complete and unrestricted power and unqualified right to sell, assign, transfer and deliver to Buyer, as applicable, the Purchased Assets and (ii) there are no adverse claims of ownership to the Purchased Assets and neither Seller nor any of its Affiliates has received written (or, to Seller’s Knowledge, any other) notice that any Person has asserted a claim of ownership or right of possession or use in or to any of the Purchased Assets, nor are there, to Seller’s Knowledge, any facts, circumstances or conditions on which any such claim could be brought in the future. At the Closing, Buyer will acquire from Seller (and its Affiliates) good and marketable title to, or valid contract rights to, as applicable, all of the Purchased Assets, free and clear of all Liens (other than Permitted Liens).

(b)    The Purchased Assets constitute (i) all of the properties, interests, assets and rights of Seller or any of its Affiliates acquired, conceived, collected, compiled, generated, reduced to practice or otherwise made or used in connection with the Research and Development Program, (ii) all of the properties, interests, assets and rights of Seller or any of its Affiliates used, held for use or intended to be used in connection with the Research and Development Program or the Compounds and (iii) all of the properties, interests, assets and rights necessary for Buyer and its Affiliates to continue to conduct the Research and Development Program as presently conducted.

Section 3.5.    Intellectual Property.

(a)    Schedule 2.2(a)(iii) sets forth, as of the date hereof, a complete and accurate list of all registrations or applications for registration, as applicable, of Patents (which list specifically identifies all Patent registrations and Patent applications solely and exclusively owned by Seller and its Affiliates), Trademarks and Copyrights that, in each case, are Controlled by Seller and its Affiliates and used in, held for use in or are specifically related to the Business (“Seller Registered Intellectual Property”). Seller and its Affiliates have timely made all filings and payments with Governmental Authorities as may be necessary or appropriate to preserve, maintain and protect the Seller Registered Intellectual Property. The Seller Registered Intellectual Property is subsisting, and to the Seller’s Knowledge, is valid and enforceable.

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(b)    Seller (together with its Affiliates) exclusively owns, or validly Controls, all rights, title and interests in and to the Seller Intellectual Property, free and clear of all Liens (other than Permitted Liens).

(c)    Seller (together with its Controlled Affiliates) exclusively owns or has a valid license to use all Intellectual Property Rights which are used, held for use or necessary to conduct the Business in the manner currently conducted and as proposed to be conducted. Each such Intellectual Property Right will, immediately subsequent to the Closing, be transferred to, and Controlled by, Buyer on the same terms with which Seller (or its applicable Affiliate), immediately prior to the Closing, Controlled such Intellectual Property Right.

(d)    To Seller’s Knowledge, the conduct of the Business has not infringed, diluted, misappropriated or otherwise violated, and is not infringing, diluting, misappropriating or otherwise violating the Intellectual Property Rights of any Third Party. To Seller’s Knowledge, no Third Party has infringed, diluted, misappropriated or otherwise violated or is or are infringing, diluting, misappropriating or otherwise violating the Seller Intellectual Property.

(e)    No Actions have been brought or, to Seller’s Knowledge, have been threatened with regard to (i) the ownership, validity, enforceability, registration, Control or use of any Seller Intellectual Property, including interferences, oppositions, reissues, reexaminations cancellations, revocations and rectifications; (ii) any Third Party actually or potentially infringing, diluting, misappropriating or otherwise violating Seller Intellectual Property or (iii) any actual or potential infringement, dilution, misappropriation or other violation of the Intellectual Property Rights of any Third Party with respect to the conduct of the Business. Seller (or its applicable Affiliate) has the right to bring actions for infringement, including all rights to recover damages for past infringement (to the extent permitted by applicable Law), of all Seller Intellectual Property.

(f)    Each of the Patent registrations and Patent applications listed in Schedule 2.2(a)(iii) that are owned by Seller or its Affiliates properly identifies (and, to Seller’s Knowledge, such Patent registrations and Patent applications otherwise Controlled by Seller and its Affiliates properly identify) each and every inventor of the claims thereof as determined in accordance with the Laws of the jurisdiction in which such patent is issued or such patent application is pending. Each inventor named on the Patent registrations and Patent applications listed in Schedule 2.2(a)(iii) that are owned by Seller and its Affiliates has executed (and, to Seller’s Knowledge, such inventors named on such Patent registrations and Patent applications that are otherwise Controlled by Seller and its Affiliates have executed) an agreement assigning his, her or its entire right, title and interest in and to such Patent or Patent application, and the inventions embodied and claimed therein, to Seller or an Affiliate of Seller, or in the case of licensed Patents, to the appropriate owners.

(g)    No current or former director, officer, employee, contractor or consultant of Seller or any of its Affiliates owns any rights in or to any Seller Intellectual Property. All current and former directors, officers, employees, contractors and consultants of Seller and any of its Affiliates who contributed to the Business or to the discovery, creation or development of any Seller Intellectual Property did so (i) within the scope of his or her employment such that it

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constituted a work made for hire and all Seller Intellectual Property arising therefrom became the exclusive property of Seller (or an Affiliate thereof) or (ii) pursuant to a valid and enforceable written agreement, presently assigned all of his or her rights in Seller Intellectual Property to Seller (or an Affiliate thereof). No current or former directors, officers, employees, contractors or consultants of Seller or any of its Affiliates has made or threatened to make any claim or challenge against Seller or any of its Affiliates in connection with his or her contribution to the Business or to the discovery, creation or development of any Seller Intellectual Property, and, to Seller’s Knowledge, no circumstances exist which would reasonably be expected to lead to any such claim or challenge.

(h)    Each of Seller and its Affiliates has used reasonable efforts and taken commercially reasonable steps designed to maintain, preserve and protect its Know-How, proprietary Software and other confidential information acquired, conceived, developed, collected, compiled, generated, reduced to practice or otherwise made or used in connection with or related to the Business, including through requiring all former and current directors, officers, employees, contractors and consultants of Seller and its Affiliates to execute valid and enforceable written confidentiality agreements with respect to Intellectual Property Rights developed for or obtained from Seller and its Affiliates and entering into licenses and Contracts that require licensees, contractors and other Third Parties with access to the Know-How, proprietary Software or other confidential information to keep such Know-How, proprietary Software or other confidential information confidential. There has been no (i) violation of any confidentiality agreement involving Seller Intellectual Property or (ii) unauthorized use, disclosure or misappropriation of any Know-How or proprietary Software included in the Seller Intellectual Property. To the Seller’s Knowledge, no such inventor has any contractual or other obligation that would preclude any such assignment or otherwise conflict with the obligations of such inventor to Seller or an Affiliate of Seller under such agreement with Seller or such Affiliate.

(i)    Schedule 3.5(i) sets forth a complete and accurate list as of the date hereof of all Contracts (i) pursuant to which any Seller Intellectual Property Rights are licensed, sold, assigned, granted or otherwise conveyed or provided to Seller or any of its Affiliates by any other Person (other than software licenses for commercially available off the shelf software and services agreements entered into in the ordinary course of business the principal purpose of which is not the licensing, selling, assigning, granting or otherwise conveying Intellectual Property Rights), or (ii) pursuant to which the Seller or any of its Affiliates has granted to any other Person any right or interest in any Seller Intellectual Property (excluding services agreements entered into in the ordinary course of business the principal purpose of which is not the licensing, selling, assigning, granting or otherwise conveying Intellectual Property Rights, but including any obligations of such other Person to make any fixed or contingent payments based on the exploitation or transfer of Seller Intellectual Property, including royalty payments) (collectively (i) and (ii), “IP Contracts”). All material obligations for payment of monies currently due and payable by Seller or any of its Affiliates and other material obligations in connection with the IP Contracts have been satisfied in a timely manner. Seller is, and, to Seller’s Knowledge, all other Parties to the IP Contracts are, in material compliance therewith and, to Seller’s Knowledge, all IP Contracts are legal, valid, binding and enforceable.

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(j)    The execution and delivery of this Agreement and the Related Documents by Seller do not, and the consummation of the Contemplated Transactions and compliance by Seller with the provisions of this Agreement and any Related Document will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any right or obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon or the transfer of, any Seller Intellectual Property.

(k)    Other than the Research and Development Program, neither Seller nor any of its Affiliates nor, to Seller’s Knowledge, Third Party collaborators have any development program that produced any compound that primarily inhibits any of the Targets.

(l)    Neither Seller nor any of its Affiliates owns, Controls or has an interest in any compound that primarily inhibits any of the Targets other than the Compounds.

(m)    Seller has disclosed to Buyer all Seller Data and other information relating to the Compounds in its ownership or Control.

(n)    Sellers and its Affiliates are, and have been, in compliance with all applicable Data Protection Requirements. The Seller and its Affiliates have implemented and maintained commercially reasonable policies and procedures to respond to requests from individuals concerning their Personal Data as and to the extent required by applicable Data Protection Requirements. None of Seller’s or its Affiliates’ privacy policies or notices relating to Personal Data have contained any material omissions or have been intentionally misleading or deceptive. Sellers and its Affiliates have taken commercially reasonable measures that are sufficient to protect Personal Data within the possession or control of or processed by or on behalf of the Seller and its Affiliates against loss, theft, misuse or unauthorized use, access, modification, disclosure or processing.

(o)    The execution and delivery of this Agreement and the Related Documents by Seller do not, and the consummation of the Contemplated Transactions and compliance by Seller with the provisions of this Agreement and any Related Document will not breach or otherwise cause any violation of any Data Protection Requirement that would result in any constraint on the use of Personal Data following the Closing.

(p)    To the Knowledge of Seller, no Person has gained unauthorized access to, engaged in unauthorized use, modification, disclosure or processing of or unlawfully destroyed, lost or altered any Personal Data within the possession or control of, or processed by or on behalf of, Seller or its Affiliates. Seller and its Affiliates have not notified, either voluntarily or as required by any Data Protection Requirements, any affected Person, Third Party, Governmental Authority or the media of any breach or non-permitted use, modification, disclosure, or processing of Personal Data within the possession or control of, or processed by or on behalf of, the Seller or its Affiliates. No person (including any Governmental Authority) has commenced any Action with respect to loss, damage or unauthorized access, use, modification, disclosure or processing of any Personal Data within the possession or control of, or processed by or on behalf of, Seller and

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its Affiliates, and, to Seller’s Knowledge, there is no fact or circumstance that would reasonably be expected to lead to such an Action

(q)    The Compounds and Products, the Exploitation thereof, and the conduct of the Business conform to the specifications set forth on Schedule 3.5(q).

Section 3.6.    Assumed Contracts.

(a)    There are no Contracts, other than the Assumed Contracts, (i) to which Seller or any of its Affiliates is a party or by which Seller or any of its Affiliates is bound, in either case, that (A) were entered into in connection with the Business or (B) are related to the Business or (ii) to which any of the Purchased Assets are subject.

(b)    Seller has made available to Buyer true, accurate and complete copies of the Assumed Contracts (and any Contracts listed on Schedule 3.6(a)), including all amendments, modifications and waivers relating thereto. The Assumed Contracts are legal, valid and binding agreements of Seller or an Affiliate of Seller and are in full force and effect and are enforceable against Seller or its applicable Affiliate and, to Seller’s Knowledge, each other party thereto, in accordance with their terms, subject to bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies. Seller or its applicable Affiliate has performed all obligations required to be performed by it to date under the Assumed Contracts, and neither Seller nor its applicable Affiliate is or will be (with or without notice or lapse of time, or both) in breach or default in any respect thereunder and, to Seller’s Knowledge, no other party to any Assumed Contract is or will be (with or without notice or lapse of time, or both) in breach or default in any respect thereunder. Neither Seller nor any of its Affiliates has received any notice of intention to terminate any Assumed Contract or of any claim of breach with respect to the performance of Seller’s (or its applicable Affiliate’s) obligations under any Assumed Contract.

Section 3.7.    Compliance with Law; Permits.

(a)    Since January 1, 2019, the business and operations of Seller and its Affiliates as such business and operations relate to the Business have been and are conducted in all material respects in compliance with all applicable Laws.

(b)    Seller and its Affiliates have had and maintained all Permits (not including Regulatory Authorizations), except where the failure to have such Permits individually or in the aggregate has not been and would not reasonably be expected to be material the Business or the Purchased Assets. Schedule 2.2(a)(vii) sets forth a true, accurate and complete list of each such Permits, and each such Permit is valid and in full force and effect. There has occurred no material default by Seller or its Affiliates under, or material violation by Seller or its Affiliates of, any such Permit.

(c)    Neither Seller nor any of its Affiliates has received any notice from any Governmental Authority or other Person to the effect that Seller or its applicable Affiliate is not,

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or may not be, in compliance with any Law or any Permit (other than Regulatory Authorizations) in any material respect with respect to the Business or the Purchased Assets. No Action is pending or, to Seller’s Knowledge, threatened to cancel, suspend, revoke or limit any of the Permits and, to Seller’s Knowledge, there is no basis for any such Action.

Section 3.8.    Litigation. There is no Action pending or, to Seller’s Knowledge, threatened before or by any Governmental Authority that, if successful, could reasonably be expected to be materially adverse to the Business or the Purchased Assets or could reasonably be expected to result in restraining, enjoining or otherwise preventing the consummation by Seller of the Contemplated Transactions. There is no outstanding Order of any Governmental Authority against Seller or any of its Affiliates arising out of or relating to the Business or the Purchased Assets that could reasonably be expected to be materially adverse to the Business or the Purchased Assets or that could reasonably be expected to result in restraining, enjoining or otherwise preventing the consummation by Seller of the Contemplated Transactions.

Section 3.9.    Employee Benefit Plans. Neither the Buyer nor any of its ERISA Affiliates shall have any obligation to contribute to, or shall have or would reasonably be expected to have any direct or indirect Liability with respect to, any Employee Benefit Plan subject to Title IV of ERISA.

Section 3.10.    Taxes.

(a)    All income and other material Tax Returns required to be filed for any Pre-Closing Tax Period with respect to the Purchased Assets have been filed when due in accordance with all applicable Laws. Each such Tax Return is complete and accurate in all material respects.

(b)    All Taxes required to be paid with respect to the Purchased Assets have been duly and timely paid in accordance with all applicable Laws.

(c)    Seller and its Affiliates have accrued on their books and records, in accordance with GAAP, all Taxes with respect to the Purchased Assets that are not yet due and payable.

(d)    There are no Liens for Taxes on the Purchased Assets, except for Permitted Liens.

(e)    There is no pending audit, examination, contest, litigation or other proceeding by any Taxing Authority that (i) could result in the creation of a Lien on any of the Purchased Assets (other than Permitted Liens) or (ii) is related to the Purchased Assets, the Assumed Liabilities or the Business.

(f)    No Tax Return of any of Seller or any of its Affiliates to the extent related to the Purchased Assets is under audit or examination by any Taxing Authority, and no such audit or examination has been threatened in writing.

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(g)    Seller and the Affiliates of Seller that own the Purchased Assets have complied in all material respects with all applicable Laws relating to the collection, payment and withholding of Taxes and has, within the time and manner prescribed by Law, collected, withheld from and paid over to the appropriate Taxing Authority all amounts required to be so collected, withheld and paid over under applicable Law.

Section 3.11.    Regulatory Matters.

(a)    Schedule 3.11(a) sets forth as of the date hereof a true and complete list of all Seller Regulatory Authorizations. The Seller Regulatory Authorizations include all material Regulatory Authorizations that are required for or relate to the Business or the Purchased Assets. Seller or one of its Affiliates is the sole and exclusive owner of all of the Seller Regulatory Authorizations and none of the Seller Regulatory Authorizations have been sold, conveyed, delivered, transferred or assigned to another party. Each such Seller Regulatory Authorization (A) has, to Seller’s Knowledge, been validly issued or acknowledged by the appropriate Governmental Authority and is in full force and effect and (B) is transferable to Buyer. To Seller’s Knowledge, there are no facts, circumstances or conditions that could prevent the transfer of any Seller Regulatory Authorization to Buyer on or after the Closing Date.

(b)    All pre-clinical and clinical studies, trials and investigations conducted or sponsored in relation to the Business are being, and at all times have been, conducted in compliance in all material respects with all applicable clinical protocols, informed consents and applicable Laws administered or issued by applicable Governmental Authorities, including (to the extent applicable) (i) the U.S. Food and Drug Administration (“FDA”) or other health authority standards for conducting non-clinical laboratory studies, including those contained in Title 21, part 58 of the Code of Federal Regulations, (ii) investigational new drug requirements, (iii) FDA or other health authority standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials, including those contained in Title 21, parts 50, 54, 56, 312, 314, and 320 of the Code of Federal Regulations, (iv) federal and state laws or other regulatory authority standards for restricting the use and disclosure of individually identifiable health information, (v) the International Council for Harmonisation’s Guideline on Good Clinical Practice (ICH Topic E6) and (vi) communications or notices from Governmental Authorities regarding the conduct of such studies, trials and investigations. Except as included in the Seller Regulatory Documentation that has been made available to Buyer prior to the date hereof, there have been no adverse events, adverse drug reactions or other safety events in patients in a clinical trial conducted or sponsored in relation to the Business, the effect of which would reasonably be expected to (x) prevent Buyer from obtaining approval from a Governmental Authority to market a Product in the United States or (y) delay such approval to such an extent that the delay (taking into account the expected length of such delay and the basis or reasons therefor) would materially impair the aggregate financial value to be derived by Buyer from a Product. All clinical trial adverse events in patients in a clinical trial conducted or sponsored in relation to the Business, to Seller’s Knowledge, have been disclosed to Buyer and all associated correspondence, including actual or potential claims for recompense, have been made available to Buyer.

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(c)    Except as otherwise disclosed in Schedule 3.11(c), no Governmental Authority has commenced, or, to Seller’s Knowledge, threatened to initiate, any Action to place a clinical hold order on, or otherwise terminate, delay or suspend any proposed or ongoing pre-clinical or clinical studies, trials, IND or investigations conducted or proposed to be conducted in connection with the Business.

(d)    Since January 1, 2019, Seller and its Affiliates have not directly or indirectly received any oral or written communication (including any warning letter, untitled letter, Form FDA 483 or similar notice) from any Governmental Authority, and to Seller’s Knowledge there are no material Actions related to the Business or the Purchased Assets pending or threatened (including any prosecution, injunction, seizure, civil fine, suspension or recall), in each case (i) relating to, arising under or alleging that Seller, any of its Affiliates or any of its or their officers, employees or agents is not currently in compliance with, any Law administered or issued by any Governmental Authority or (ii) regarding any debarment action or investigation in respect of Seller, any of its Affiliates or any of its or their officers, employees or agents undertaken pursuant to 21 U.S.C. Section 335a, or any similar regulation of a Governmental Authority. There are no pending voluntary or involuntary destruction orders, seizures or other regulatory enforcement actions related to the Business or the Purchased Assets and, to Seller’s Knowledge, no Seller Data relating to the Compounds that has been made public is the subject of any regulatory or other Action, either pending or threatened, by any Governmental Authority relating to the truthfulness or scientific adequacy of such Seller Data. Seller has made available to Buyer prior to the date hereof unredacted copies of all material correspondence between the Seller and its Affiliates, on the one hand, and the FDA, EMA or any other Governmental Authority, on the other hand, including minutes and contact reports relating to any communications with any Governmental Authority.

(e)    Since January 1, 2019, none of Seller, its Affiliates nor, to Seller’s Knowledge, any officer, employee, or agent of Seller or its Affiliates, has made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Authority, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any other Governmental Authority to invoke any similar policy. None of Seller, its Affiliates nor, to Seller’s Knowledge, any officer, employee or agent of Seller or its Affiliates has been convicted of any crime or engaged in any conduct for which debarment is mandated by or authorized by 21 U.S.C. Section 335a or any similar Laws. None of Seller, its Affiliates nor, to Seller’s Knowledge, any officer, employee or agent of Seller or its Affiliates has been convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in the Federal health care programs under Section 1128 of the Social Security Act of 1935, as amended (the “Social Security Act”), or any similar Laws.

(f)    Seller and its Affiliates are, and, since January 1, 2019, have been, in compliance with: (i) laws, regulations and guidance pertaining to state and federal Anti-Kickback

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Statutes (42 U.S.C. §§ 1320a-7b(b), et seq. and their implementing regulations) and the related Safe Harbor Statutes; (ii) laws, regulations and guidance pertaining to submission of false claims to governmental or private health care payors (31 U.S.C. §§ 3729, et seq. and its implementing regulations); and (iii) state laws and federal laws and regulations relating to providing and reporting of payments to health care professionals or health care entities.

(g)    None of Seller or any of its Affiliates is a “covered entity” or a “business associate” pursuant to the Health Insurance Portability and Accountability Act of 1996 (as those terms are defined in 45 C.F.R. §160.103). Seller and its Affiliates have complied in all material respects with all other applicable Laws relating to the privacy and security of individually identifiable information, including the Federal Trade Commission Act, the Children’s Online Privacy Protection Act (COPPA), and similar Laws in any foreign jurisdiction in which Seller or any of its Affiliates does business.

Section 3.12.    SEC Documents; Registration Statement.

(a)    Since January 1, 2020, Seller has not filed any documents with the SEC, which, as of their respective filing dates (or, if amended prior to the date hereof, the date of filing of such amendment), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that the information in such document has been amended or superseded by a document filed prior to the date hereof.

(b)    The Registration Statement (including any amendment or supplement thereto), at the time first sent or given to the stockholders of Seller, at the time of the Seller Stockholders’ Meeting and at the time of any amendment or supplement thereof, will comply as to form in all material respects with the requirements of the Exchange Act and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, that Seller makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Buyer or any Affiliates thereof or any other party other than Seller and any Affiliates thereof for inclusion or incorporation by reference in the Registration Statement.

Section 3.13.    Inventory. Schedule 2.2(a)(v) sets forth the Inventory as of the second Business Day prior to the date hereof. As of the date hereof, the ingredients, intermediates, raw materials, components, consumables, finished product forms, work-in-progress materials and packaging materials contained in the Inventory (a) are free from any material defect or deficiency, (b) are in good and usable condition in the ordinary course of business and (c) meet all of the applicable requirements and specifications for the manufacture or use of such Inventory in the ordinary course, including good manufacturing practices.

Section 3.14.    Relationships with Suppliers. From January 1, 2020 to the date hereof, no supplier to the Business that is material to the Business has canceled or otherwise

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terminated, or provided notice to Seller of its intent, or, to Seller’s Knowledge, threatened to terminate its relationship with Seller with respect to the Business, or, from January 1, 2020 to the date hereof, decreased or limited in any material respect, or provided written (or, to Seller’s Knowledge, any other) notice to Seller of its intent, or, to Seller’s Knowledge, threatened to decrease or limit in any material respect, its supply to Seller. As of the date hereof, to Seller’s Knowledge, no supplier that is material to the Business is subject to an ongoing audit by a Governmental Authority of such supplier’s facilities or manufacturing processes.

Section 3.15.    Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Seller or any of its Affiliates, other than H.C. Wainwright & Co., LLC, the fees, commissions and expenses of which will be paid by Seller.

Section 3.16.    Insurance. Seller and each of its Affiliates has complied in all material respects with the provisions of all material policies of insurance relating to the Business and the Purchased Assets under which it is an insured party. Since January 1, 2020, neither Seller nor any of its Affiliates has been refused any insurance with respect to the Business or the Purchased Assets. To Seller’s Knowledge, there are no existing claims under any insurance policy relating to the Business or the Purchased Assets. No written (or, to Seller’s Knowledge, any other) notice of cancellation or termination has been received with respect to any insurance policy relating to the Business or the Purchased Assets.

Section 3.17.    Adequate Consideration; Continued Solvency. The consideration to be received by Seller under this Agreement constitutes fair consideration and reasonable value for the Purchased Assets. Seller is (a) able to pay its debts as they become due, and (b) solvent and will be solvent immediately following the Closing. Seller is not engaged in business or a transaction, and has no legally binding obligation to engage in business or a transaction, for which its remaining assets and capital are or will be insufficient following the Closing. Seller does not intend to incur, or believe that it will incur, Liabilities that would be beyond its ability to pay as such Liabilities matured. Seller has not entered into this Agreement for the purpose of hindering, delaying or defrauding its creditors.

Section 3.18.    Related Party Transactions. Schedule 3.18 describes any transaction between Seller or its Subsidiaries, on the one hand, and any current or former partner, director, officer, employee, manager, member or significant stockholder of Seller, on the other hand, in each case, related to the Business. No current or former partner, director, officer, employee, manager, member or significant stockholder of Seller owns or has any interest in the Purchased Assets.

Section 3.19.    Anticorruption Matters.

(a)    Since January 1, 2019, none of Seller, any of its Affiliates or its or their respective directors, officers or employees or, to Seller’s Knowledge, any other Representatives, distributors, sales intermediaries or other Third Parties acting on behalf of Seller or any of its

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Affiliates, in any way relating to the Business: (i) has taken any action in violation of any applicable anticorruption Law, including the U.S. Foreign Corrupt Practices Act (“FCPA”) (15 U.S.C. § 78 dd-1 et seq.); or (ii) has corruptly, offered, paid, given, promised to pay or give, or authorized the payment or gift of anything of value, directly or indirectly, to any “Public Official”, as defined in this Section 3.19, for purposes of (A) influencing any act or decision of any Public Official in his official capacity; (B) inducing such Public Official to do or omit to do any act in violation of his lawful duty; (C) securing any improper advantage; or (D) inducing such Public Official to use his or her influence with a government, Governmental Authority, or commercial enterprise owned or controlled by any Governmental Authority (including state-owned or controlled veterinary or medical facilities), in order to assist the Seller or any of its Affiliates or any Person related in any way to the Business, in obtaining or retaining business.

(b)    None of the Seller’s or any of its Affiliates’ officers or directors, or, to Seller’s Knowledge, employees or agents acting on behalf of Seller are themselves Public Officials.

(c)    For purposes of this Section 3.19, “Public Official” means: (i) any officer, employee or representative of any regional, Federal, state, provincial, county or municipal government or government department, agency, or other division; (ii) any officer, employee or representative of any commercial enterprise that is owned or controlled by a government, including any state-owned or controlled veterinary or medical facility; (iii) any officer, employee or representative of any public international organization, such as the African Union, the International Monetary Fund, the United Nations or the World Bank; (iv) any person acting in an official capacity for any government or Governmental Authority, enterprise, or organization identified above; and (v) any political party, party official or candidate for political office.

(d)    To Seller’s Knowledge, there are no pending issues with respect to the violation of any applicable anticorruption Law, including the FCPA, relating to the Business.

(e)    Since January 1, 2019, Seller and its Affiliates have been subject to an anticorruption compliance program with respect to the Business appropriate to ensure compliance with applicable anticorruption Laws, including the FCPA.

Section 3.20.    Export Controls and Sanctions Matters.

(a)    Since January 1, 2019, none of Seller, any of its Affiliates or any of their respective Representatives, distributors, sales intermediaries or, to Seller’s Knowledge, other Third Parties acting on behalf of Seller or any of its Affiliates, in any way relating to the Business, has taken any action in violation of any applicable export control Law, trade or economic sanctions Law, or antiboycott Law, in the United States or any other jurisdiction, including: the Arms Export Control Act (22 U.S.C.A. § 2278), the Export Administration Act (50 U.S.C. App. §§ 2401-2420), the International Traffic in Arms Regulations (22 C.F.R. 120-130), the Export Administration Regulations (15 C.F.R. 730 et seq.), the Office of Foreign Assets Control Regulations (31 C.F.R. Chapter V), the Customs Laws of the United States (19 U.S.C. § 1 et seq.), the International Emergency Economic Powers Act (50 U.S.C. § 1701-1706), the U.S. Commerce Department

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antiboycott regulations (15 C.F.R. 560), the U.S. Treasury Department antiboycott requirements (26 U.S.C. § 999), any other export control regulations issued by the agencies listed in Part 730 of the Export Administration Regulations, or any applicable non-U.S. Laws of a similar nature.

(b)    Neither Seller, any Affiliate, nor its or their respective directors, officers or employees, or, to Seller’s Knowledge, distributor, agent, Representative, sales intermediary or other third party acting on behalf of the Seller or any of its Affiliates, in any way relating to the Business, is listed on the U.S. Office of Foreign Assets Control “Specially Designated Nationals and Blocked Persons” or any other similar list.

(c)    All export licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings required for the export, import and re-export of products, services, software and technology related to the Business (“Export Approvals”) have been obtained; and no Export Approvals are required by the Laws identified in Section 3.20(a) for continued export, reexport or import of the Purchased Assets.

(d)    To Seller’s Knowledge, there are no pending issues with respect to violation of the Laws identified in Section 3.20(a) or any other similar Law, relating to the Business.

(e)    Seller and its Affiliates have been subject to a compliance program with respect to the Business appropriate to ensure compliance with the Laws identified in Section 3.18(a).

Section 3.21.    No Other Representations and Warranties. (A) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS AGREEMENT, NONE OF SELLER OR ANY OTHER PERSON HAS MADE OR MAKES ANY REPRESENTATION OR WARRANTY, WRITTEN OR ORAL, STATUTORY, EXPRESS OR IMPLIED, AT COMMON LAW OR OTHERWISE, WITH RESPECT TO SELLER OR THE PURCHASED ASSETS; AND (B) NONE OF SELLER OR ANY OTHER PERSON HAS MADE OR MAKES ANY REPRESENTATION OR WARRANTY, WRITTEN OR ORAL, STATUTORY, EXPRESS OR IMPLIED, AT COMMON LAW OR OTHERWISE, AS TO THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY INFORMATION, DATA OR OTHER MATERIALS (WRITTEN OR ORAL) HERETOFORE FURNISHED TO BUYER AND ITS REPRESENTATIVES BY OR ON BEHALF OF SELLER AND ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE TO BUYER IN THE DATA ROOM, MANAGEMENT PRESENTATIONS OR IN ANY OTHER FORM IN EXPECTATION OF THE CONTEMPLATED TRANSACTIONS, OTHER THAN (X) IN THE CASE OF CLAUSES (A) AND (B), IN THE CASE OF FRAUD, AND (Y) IN THE CASE OF CLAUSE (B), TO THE EXTENT ANY SUCH INFORMATION, DATA OR MATERIAL IS ITSELF THE SUBJECT OF A REPRESENTATION OR WARRANTY CONTAINED IN THIS AGREEMENT. SELLER ACKNOWLEDGES AND AGREES THAT NONE OF BUYER OR ANY OTHER PERSON HAS MADE OR MAKES ANY REPRESENTATION OR WARRANTY, WRITTEN OR ORAL, STATUTORY, EXPRESS OR IMPLIED, AT COMMON LAW OR OTHERWISE, WITH RESPECT TO BUYER EXCEPT AS SET FORTH IN THIS AGREEMENT.

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ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as set forth in this Article IV.

Section 4.1.    Organization, Standing and Power. Buyer is duly organized, validly existing and in good standing under the laws of the Belgium (to the extent Belgium recognizes the concept of good standing) and has all requisite corporate power and authority to carry on its business as presently conducted, except where the failure to be in good standing or have such power or authority, individually or in the aggregate, has not been and would not reasonably be expected to be material to Buyer, taken as a whole. Buyer is duly qualified or licensed to do business and is in good standing (in jurisdictions that recognize the concept of good standing) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, has not been and would not reasonably be expected to be material to Buyer.

Section 4.2.    Authority; Noncontravention. (a) Buyer has all requisite corporate power and authority to execute and deliver this Agreement and the Related Documents and to consummate the Contemplated Transactions. The execution and delivery of this Agreement and the Related Documents by Buyer and the consummation by Buyer of the Contemplated Transactions have been duly authorized by all necessary corporate action on the part of Buyer and no other corporate proceedings on the part of Buyer are necessary to authorize this Agreement, the Related Documents or to consummate the Contemplated Transactions. Each of this Agreement and the Related Documents has been duly executed and delivered by Buyer (or an Affiliate thereof) and, assuming the due authorization, execution and delivery by Seller, constitutes a legal, valid and binding obligation of Buyer (or an Affiliate thereof), enforceable against Buyer (or an Affiliate thereof) in accordance with its terms, subject to bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies.

(b)    The execution and delivery of this Agreement and the Related Documents by Buyer do not, and the consummation of the Contemplated Transactions and compliance by Buyer with the provisions of this Agreement and the Related Documents will not, conflict with, or result in any violation or breach of, or default under (with or without notice or lapse of time, or both), or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of Buyer under (i) the certificate of incorporation or bylaws of Buyer, (ii) any Contract to which Buyer or any of its Affiliates is a party or to which any of its respective properties or other assets is subject, or (iii) any (A) statute, ordinance, rule, regulation or other Law applicable to Buyer or its properties or other assets or (B) Order applicable to Buyer, any of its Affiliates or its properties or other assets, except in the cases of clauses (ii) and (iii), where the conflict, violation, breach, default, termination, cancellation, acceleration or creation of a Lien, individually or in the aggregate, would not reasonably be expected to prevent, materially impede

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or materially delay the consummation by Buyer of the Contemplated Transactions (including Buyer’s payment of the Purchase Price to Seller pursuant to Section 2.1(b)(i)).

(c)    No Governmental Consent is required by or with respect to Buyer in connection with the execution and delivery of this Agreement or any Related Document by Buyer or the consummation by Buyer of the Contemplated Transactions, except for the receipt, termination or expiration, as applicable, of approvals or waiting periods required under any applicable antitrust, competition, fair trade or similar Laws.

Section 4.3.    Capital Resources. Buyer has immediately available funds sufficient to consummate the Contemplated Transactions (including the payment required to be made pursuant to Section 2.1(b)(i)) on the terms contemplated by this Agreement, including the payment of all fees and expenses payable by Buyer in connection with the Contemplated Transactions.

Section 4.4.    Litigation. There is no Action pending or, to the actual knowledge of Buyer’s officers, threatened before or by any Governmental Authority that, if successful, could reasonably be expected to result in restraining, enjoining or otherwise preventing the consummation by Buyer of the Contemplated Transactions. There is no outstanding Order of any Governmental Authority against Buyer that could reasonably be expected to result in restraining, enjoining or otherwise preventing the consummation by Buyer of the Contemplated Transactions.

Section 4.5.    Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Buyer or any of its Affiliates.

Section 4.6.    Information Supplied. None of the information supplied or to be supplied by or on behalf of Buyer in writing for inclusion or incorporation by reference in the Registration Statement (including any amendments or supplements thereto) will, at the time the Registration Statement (or any amendment or supplement thereto) is first sent or given to the stockholders of Seller or at the time of the Seller Stockholders’ Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, that Buyer makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Seller or any Affiliates thereof for inclusion or incorporation by reference in the Registration Statement.

Section 4.7.    Independent Investigation. Buyer agrees that, notwithstanding anything herein to the contrary, they have not been induced by, have not relied, and expressly disclaim any reliance upon any representations or warranties, whether written or oral, express or implied, made by Seller (or its Affiliates or Representatives) that are not expressly set forth in Article 3 (as modified by the Schedules) or in any ancillary documents and any certificate or other writing delivered pursuant hereto. Buyer acknowledges that it has (i) conducted its own

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independent investigation, review and analysis of the Purchased Assets and the Research and Development Program, (ii) been provided access to the personnel, properties, assets, premises, books and records, and other documents and data of Seller and its Affiliates for such purpose, and (iii) made its own independent judgment concerning Seller, the Business the Purchased Assets and the Contemplated Transactions and, in making its determination to proceed with the Contemplated Transactions, Buyer has relied on the results of its own independent investigation and independent judgment.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.1.    Conduct of Business. (a) Except as set forth on Schedule 5.1, from the date of this Agreement until the Closing Date, Seller shall, and shall cause its Affiliates to, (A) maintain and preserve in all respects the Purchased Assets, (B) conduct activities with respect to the Business in the ordinary course of business consistent with past practice and (C) comply in all material respects with all Laws and Permits applicable to the Business.

(b)    Except as set forth on Schedule 5.1 or as otherwise required by Law, without limiting the generality of the foregoing, from the date of this Agreement until the Closing Date, Seller shall not, and shall cause its Affiliates not to (without the prior written consent of Buyer):

(i)    (A) incur, create, assume or permit the incurrence, creation or assumption of any Lien (other than Permitted Liens) with respect to the Purchased Assets, (B) dispose of any of the Purchased Assets, other than Inventory in the ordinary course of business or (C) waive, release, sell, assign, encumber, impair, fail to maintain, license or transfer any right, title or interest in or to any Purchased Asset;

(ii)    (A) sell, assign, license, grant any non-assertion covenant with respect to, encumber, impair, abandon, transfer, fail to diligently maintain, renew or pursue application for, or otherwise dispose of, any Seller Intellectual Property, (B) amend, waive, cancel, permit to let lapse, or modify any of Seller’s rights in or to the Seller Intellectual Property, or (C) disclose or agree to disclose to any Person, other than Representatives of Buyer, any Know-How;

(iii)     (A) make any submissions to any Governmental Authority relating to the Business, including with respect to the conduct or design of clinical trials sponsored or proposed by Seller or any of its Affiliates involving the Compounds or any Product, (B) make any submissions to, or correspond with, any domestic or foreign institutional review board, privacy board or ethics committee regarding a clinical trial sponsored or proposed by Seller or any of its Affiliates or involving the Compounds or any Product, (C) publish any Seller Data or the results of any ongoing studies regarding the Compounds, the Targets or any Product, including the results of investigator-initiated studies or (D) otherwise initiate, support, facilitate or encourage any further clinical study or research or pre-clinical collaboration involving the Compounds, the Targets or any Product; provided, that to the

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extent Seller determines that any such action is required by Law as a result of activities conducted by Seller prior to the date of this Agreement, Seller or its applicable Affiliate shall be permitted to take such action so long as it provides notice to, and reasonably consults with, Buyer prior to taking such action (to the extent permissible under applicable Law);

(iv)    compromise or settle any Action if the terms of such compromise or settlement would be binding on Buyer or any of its Affiliates, or any Purchased Assets, after the Closing;

(v)    (A) terminate, amend or modify, or waive any material right under, or fail to perform in all material respects all obligations under, any Assumed Contract, Permit or other document or instrument relating to or affecting the Business or (B) enter into any material Contract, document or instrument relating to or affecting the Business;

(vi)    to the extent relating to the Purchased Assets, (A) make (inconsistent with past practices), revoke or change any material Tax election, (B) adopt or change any Tax accounting method or period, (C) file any material amended Tax Return, (D) enter into any closing agreement or settlement with respect to a material amount of Taxes, (E) settle any claim or assessment for a material amount of Taxes, (F) consent to any extension or waiver of the statute of limitations period applicable to any such Tax claim or assessment or (G) surrender any right to claim a refund of a material amount of Taxes;

(vii)    fail to maintain true, accurate and complete Books and Records and Docket Files;

(viii)    fail to keep in force and effect insurance in respect of the Purchased Assets comparable in amount and scope of coverage to that maintained as of the date of this Agreement; or

(ix)    agree to or authorize, or commit to agree to or authorize, in writing or otherwise, any action that would conflict with the obligations set forth in clauses (i) through (viii) above.

Section 5.2.    Reasonable Best Efforts.

(a)    Each of the Parties agrees to use its respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable to consummate the Contemplated Transactions as promptly as practicable, including (i) the obtaining of all necessary Governmental Consents, (ii) the execution and delivery of any additional documents or instruments necessary to consummate the Contemplated Transactions and (iii) the preparation of all physical or tangible Purchased Assets and all Books and Records, Seller Regulatory Documentation and Docket Files stored in an electronic or digital format for delivery by Seller to Buyer in accordance with Section 2.4(b).

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(b)    In connection with and without limiting the foregoing, Seller and Buyer shall (or shall cause their respective Affiliates to) (i) make any appropriate filings, if necessary or advisable (in the opinion of Buyer), pursuant to any applicable antitrust, competition, fair trade or similar Laws with respect to the Contemplated Transactions as promptly as practicable and (ii) supply as promptly as practicable and advisable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to any such applicable antitrust, competition, fair trade or similar Laws. All antitrust filings to be made shall be made in substantial compliance with the requirements of the applicable antitrust, competition, fair trade or similar Laws, as applicable. Each Party shall cooperate with the other Party to the extent necessary to assist the other Party or its applicable Affiliate in the preparation of such filing and to promptly amend or furnish additional information thereunder. Each Party shall use reasonable best efforts to furnish to each other all information required for any filing, form, declaration, notification, registration and notice, other than confidential or proprietary information not directly related to the Contemplated Transactions, and to keep the other Party reasonably informed with respect to the status of each Governmental Consent being sought in connection with the Contemplated Transactions and the material communications between such Party and the applicable Governmental Authority. If any objections are raised or asserted with respect to the Contemplated Transactions under applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private party challenging any of the Contemplated Transactions as being in violation of any applicable Law or which would otherwise prevent, impede or delay the consummation of the Contemplated Transactions, the Parties shall use their reasonable best efforts to resolve any such objections or Actions so as to permit consummation of the Contemplated Transactions as soon as reasonably practicable. Nothing in this Agreement shall be deemed to require Buyer to agree to, or proffer to, divest, license or hold separate any rights or other assets or any portion of any business of Buyer or any of its Affiliates or any of the Purchased Assets.

Section 5.3.    No Solicitation by Seller; Seller Board Recommendation.

(a)    Seller shall not, nor shall it authorize or permit any of its Affiliates or any of its or their respective directors, officers, employees or other Representatives to, (i) directly or indirectly solicit, initiate or knowingly encourage, induce or facilitate any Competing Proposal or any inquiry or proposal that may reasonably be expected to lead to a Competing Proposal or (ii) directly or indirectly participate in any discussions or negotiations with any Person regarding, or furnish to any Person any information with respect to, or cooperate in any way with any Person (whether or not a Person making a Competing Proposal) with respect to, any Competing Proposal or any inquiry or proposal that may reasonably be expected to lead to a Competing Proposal. Seller shall, and shall cause its Affiliates and its and their respective Representatives to, immediately cease and cause to be terminated all existing solicitation, discussions or negotiations with any Person conducted heretofore with respect to any Competing Proposal, or any inquiry or proposal that may reasonably be expected to lead to a Competing Proposal, request the prompt return or destruction of all confidential information previously furnished to any Person or its Representatives in connection therewith and immediately terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives. Notwithstanding the foregoing, if at any time prior to obtaining the Seller Stockholder Approval, Seller or any of

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its Representatives receives a written Competing Proposal that Seller Board determines in good faith (after consultation with outside counsel and its financial advisor) constitutes or is reasonably likely to lead to a Superior Proposal, which Competing Proposal did not result from any breach of this Section 5.3, Seller may (and may authorize and permit its Affiliates and its and their Representatives to), subject to compliance with Section 5.3(c), (A) furnish information with respect to Seller and its Subsidiaries to the Person making such Competing Proposal (and its Representatives) (provided that all such information has been previously provided to Buyer or is provided to Buyer prior to or substantially concurrent with the time it is provided to such Person) pursuant to a customary confidentiality agreement not less restrictive of such Person than the Confidentiality Agreement (other than with respect to standstill provisions) and (B) participate in discussions regarding the terms of such Competing Proposal and the negotiation of such terms with, and only with, the Person making such Competing Proposal (and such Person’s Representatives). Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.3(a) by any Representative of Seller or any of its Affiliates shall constitute a breach of this Section 5.3(a) by Seller.

(b)    Except as set forth below, neither the Seller Board nor any committee thereof shall (i) (A) withdraw (or modify in any manner adverse to Buyer), or propose publicly to withdraw (or modify in any manner adverse to Buyer), the Seller Board Recommendation or the approval, recommendation or declaration of advisability by any such committee thereof with respect to this Agreement, including any of the Contemplated Transactions or (B) adopt, recommend or declare advisable, or propose publicly to adopt, recommend or declare advisable, any Competing Proposal (any action in this clause (i) being referred to as a “Seller Adverse Recommendation Change”) or (ii) adopt, recommend or declare advisable, or propose publicly to adopt, recommend or declare advisable, or allow Seller or any of its Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other similar agreement or arrangement (other than a confidentiality agreement referred to in Section 5.3(a)) constituting or related to any Competing Proposal. Notwithstanding the foregoing, at any time prior to obtaining the Seller Stockholder Approval, the Seller Board may make a Seller Adverse Recommendation Change if (x) Seller receives a Superior Proposal that did not result from a breach of this Section 5.3 or (y) an Intervening Event occurs and, in each of cases (x) and (y), the Seller Board determines in good faith (after consultation with outside counsel and its financial advisor) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law; provided, however, that Seller shall not be entitled to exercise its right to make a Seller Adverse Recommendation Change until after the fifth Business Day following Buyer’s receipt of written notice (a “Seller Notice of Recommendation Change”) from the Seller Board advising Buyer that the Seller Board intends to take such action and specifying the reasons therefor, including in the case of a Superior Proposal the terms and conditions of such Superior Proposal that is the basis of the proposed action by the Seller Board (it being understood and agreed that any amendment to any material term of such Superior Proposal shall require a new Seller Notice of Recommendation Change and a new notice period (which shall be two Business Days instead of five Business Days)). In determining whether to make a Seller Adverse Recommendation Change, the Seller Board shall take into account any

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changes to the terms of this Agreement proposed by Buyer in response to a Seller Notice of Recommendation Change or otherwise.

(c)    In addition to the obligations of Seller set forth in paragraphs (a) and (b) of this Section 5.3, Seller shall promptly (and in any event within 24 hours of knowledge of receipt by an officer or director of Seller) advise Buyer orally and in writing of any Competing Proposal or any inquiry or proposal that may reasonably be expected to lead to a Competing Proposal, the material terms and conditions of any such Competing Proposal or inquiry or proposal (including any changes thereto) and the identity of the Person making any such Competing Proposal or inquiry or proposal. Seller shall (i) keep Buyer informed in all material respects on a reasonably current basis of the status and details (including any change to the terms thereof) of any Competing Proposal, and (ii) provide to Buyer as soon as practicable after receipt or delivery thereof copies of all correspondence and other written and electronic material exchanged between Seller or any of its Subsidiaries or it or their Representatives, on the one hand, and any Person or its Representatives on the other hand, that describes any of the terms or conditions of any Competing Proposal.

(d)    Nothing contained in this Section 5.3 shall prohibit Seller from (i) issuing a “stop-look-and-listen communication” pursuant to Rule 14d-9(f) promulgated under the Exchange Act or taking and disclosing to its shareholders positions required by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act, in each case after the commencement of a tender offer (within the meaning of Rule 14d-2 promulgated under the Exchange Act), (ii) issuing a statement in connection with a Competing Proposal that does not involve the commencement of a tender offer (within the meaning of Rule 14d-2 promulgated under the Exchange Act), so long as the statement includes no more information than would be required for a “stop-look-and-listen communication” under Rule 14d-9(f) promulgated under the Exchange Act if such provision was applicable, or (iii) making any disclosure to the shareholders of Seller if, in the good faith judgment of the Seller Board (after consultation with outside counsel), failure to so disclose would be inconsistent with its fiduciary duties under applicable Law; provided, however, that in no event shall Seller or the Seller Board or any committee thereof take, or agree or resolve to take, any action prohibited by Section 5.3(b).

(e)    For purposes of this Agreement:

“Competing Proposal” means any proposal or offer (whether or not in writing), with respect to any direct or indirect acquisition or purchase of, or license or grant of rights to, any of the Purchased Assets, other than (x) the acquisition of more than 50% of Seller’s common stock, par value $0.01 per share (“Seller Common Stock”) in a transaction that would allow the Contemplated Transactions to be consummated pursuant to the terms hereof and (y) the Contemplated Transactions.

“Intervening Event” means a material event, fact, circumstance, development or occurrence that is unknown to or by the Seller Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known or understood by the Seller Board as of the date of this Agreement), which event, fact, circumstance, development, occurrence,

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magnitude or material consequences become known to or by the Seller Board prior to obtaining the Seller Stockholder Approval; provided, however that the receipt, existence or terms of a Competing Proposal or any inquiry relating thereto or the consequences thereof shall not constitute an Intervening Event.

“Superior Proposal” means any binding bona fide written offer made by a third party or group pursuant to which such third party (or, in a merger, consolidation or statutory share exchange involving such third party, the stockholders of such third party) or group would acquire, directly or indirectly, more than 50% of the Seller Common Stock or substantially all of the assets of Seller and its Subsidiaries, taken as a whole, which the Seller Board determines in good faith (after consultation with outside counsel and its financial advisor) is (i) on terms more favorable from a financial point of view to the holders of Seller Common Stock than the Contemplated Transactions, taking into account all the terms and conditions of such proposal (including the legal, financial, regulatory, timing and other aspects of the proposal and the identity of the person making the proposal) and this Agreement (including any changes proposed by Buyer to the terms of this Agreement), and (ii) reasonably likely to be completed on the terms proposed, taking into account all legal, financial, regulatory and other aspects of such proposal, and is fully financed or for which financing (if required) is fully committed and reasonably likely to be obtained.

Section 5.4.    Access and Information; Advice of Changes.

(a)    From the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement, and subject to the terms of the Confidentiality Agreement, Seller shall, and shall cause its Affiliates to, provide Buyer, its Affiliates and its and their Representatives, upon reasonable notice, reasonable access during normal business hours to the Books and Records and Docket Files, to the operations and properties related to the Purchased Assets and to Representatives of the Sellers involved in the Business; provided, however, that Seller and its Affiliates may withhold any document or information to the extent Seller believes in good faith, after consultation with counsel, that disclosure of such document or information would (i) jeopardize the attorney-client privilege of such party or (ii) contravene any applicable Laws; provided further that, in each case of clauses (i) and (ii), that Seller and its Affiliates will use commercially reasonable efforts to provide such documents or information in a manner that does not so jeopardize attorney-client privilege or contravene any applicable Law. Buyer acknowledges and agrees that any information provided to it or any of its Representatives pursuant to this Section 5.4 is subject to the confidentiality obligations set forth in the Confidentiality Agreement. If any of the documents or information furnished pursuant to this Section 5.4 includes documents or information subject to the attorney-client privilege or attorney work-product doctrine or any other applicable privilege concerning pending or threatened Actions or governmental investigations, each Party understands and agrees that the Parties have a commonality of interest with respect to such matters, and it is the desire, intention and mutual understanding of the Parties that the sharing of such documents or information is not intended to, and shall not, waive or diminish in any way the confidentiality of such documents or information, nor its continued protection under the attorney-client protection, attorney work-product doctrine, or other applicable privilege, and shall remain entitled to such protection under those privileges, this Agreement, and the joint defense doctrine.

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(b)    From the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement, Buyer and Seller shall promptly advise the other Party in writing of (i) the occurrence, or failure to occur, of any event which would reasonably be expected to cause any representation or warranty made by such Party contained in this Agreement to become untrue or incorrect or (ii) the failure of such Party to comply with or perform in any material respect any covenants, agreements or obligations required to be complied with or performed by such Party under this Agreement. For the avoidance of doubt, no disclosure pursuant to this Section 5.4 shall be deemed to cure any breach of any representation, warranty, covenant, agreement or obligation or affect any determination as to whether any of the conditions set forth in Article VI have been satisfied.

(c)    Subject to Section 5.4(a), from the date of this Agreement until the earlier of the Closing Date and the termination of this Agreement, Buyer and Seller shall reasonably cooperate and make such arrangements as are necessary to ensure that all applicable safety data relating to the Business will transfer to Buyer upon the Closing.

Section 5.5.    Confidentiality.

(a)    Each of Buyer and Seller acknowledges that the information provided to them in connection with this Agreement and the consummation of the Contemplated Transactions is subject to the terms of the Confidentiality Agreement. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information included in or related to the Business.

(b)    From and after the Closing, Seller will, and will cause its Affiliates and its and their Representatives, to keep confidential, not disclose to any Person and not use any non-public, confidential or proprietary information in its possession, under its Control or to which it has access relating to the Business. The obligations of Seller under this Section 5.5(b) shall not apply to information to the extent such information (A) becomes generally available to the public without breach of Seller’s obligations under Section 5.1 or this Section 5.5(b) or (B) is required to be disclosed by Law or any Order; provided, however, that in the case of the foregoing clause (B), to the extent not prohibited by such Law or Order, Seller shall notify Buyer as early in advance of such disclosure as is practicable to allow Buyer to take appropriate measures (and Seller shall reasonably cooperate, at the expense of Buyer, in the taking of such measures) to preserve the confidentiality of such information.

Section 5.6.    Certain Tax Matters.

(a)    Transfer Taxes. All recordation, transfer, documentary, excise, sales, value added, use, stamp, conveyance or other similar Taxes, duties or governmental charges, and all recording or filing fees or similar costs, imposed or levied by reason of, in connection with or attributable to this Agreement, the Related Documents or the Contemplated Transactions (collectively, “Transfer Taxes”) shall be the borne fifty percent (50%) by Seller and 50 percent (50%) by Buyer.    The Party responsible under applicable Law for filing the Tax Return with respect to such Transfer Taxes shall prepare and timely file any such Tax Return and promptly

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provide a copy of such Tax Return to the other Party. Seller and Buyer shall, and shall cause their respective Affiliates to, use reasonable best efforts to cooperate to timely prepare and file any Tax Returns or other filings relating to Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes.

(b)    Allocation of Taxes. In the case of a taxable period that includes, but does not end on, the Closing Date (a “Straddle Period”), (a) Taxes imposed on a periodic basis (such as real, personal and intangible property taxes) for the Pre-Closing Tax Period shall be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period; and (b) Taxes (other than Taxes described in clause (a)) for any Pre-Closing Tax Period shall be computed as if such taxable period ended as of the close of business on the Closing Date.

(c)    Withholding. Notwithstanding anything in this Agreement to the contrary, Buyer and its Affiliates shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement such amounts as Buyer believes in good faith are required to be deducted and withheld with respect to the making of such payment under any provision of federal, state or local (in each case, whether domestic or foreign) Tax Law and pay such amounts over to the appropriate Taxing Authority. The Buyer shall use commercially reasonable efforts to notify Seller reasonably in advance of the date that the applicable payment is to be made to provide such Seller with an opportunity to provide any form or documentation or take such other steps to avoid such withholding. To the extent that amounts are so deducted and withheld and paid over to the appropriate Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the party in respect of which such deduction and withholding was made.

(d)    Cooperation and Exchange of Information. Each of Seller and Buyer shall, and shall cause their respective Affiliates to, (i) provide the other with such assistance as may reasonably be requested by the other Party in connection with the preparation of any Tax Return, audit or other examination by any Taxing Authority or Action relating to liability for Taxes in connection with the Purchased Assets, (ii) retain and provide the other with any records or other information that may be relevant to such Tax Return, audit or examination, Action or determination and (iii) provide the other with any final determination of any such audit or examination, Action or determination that affects any amount required to be shown on any Tax Return of the other for any period.

Section 5.7.    No Employee Transfers. Seller acknowledges and agrees that no employees of Seller or any of its Affiliates are intended to become employees of Buyer or any of its Affiliates in connection with the consummation of the Contemplated Transactions and that such transactions are not intended to constitute a “relevant transfer” within the meaning of the European Council Directive of March 12, 2001 (2001/23/EC) (the “Directive”), relating to the safeguarding of employees’ rights in the event of transfers of undertakings, businesses or parts of businesses and any country legislation implementing the Directive. If, following the Closing, any contract of employment of an employee of Seller or any of its Affiliates is deemed or alleged to have transferred to Buyer or any of its Affiliates, Buyer or its Affiliates shall be entitled to terminate

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such Person’s contract of employment and Seller shall retain responsibility for, and shall indemnify Buyer and its Affiliates against, any and all Liabilities incurred or arising as a result of such termination and the employment of such employee up to the date of such termination.

Section 5.8.    Public Announcements.

(a)    Neither Buyer nor Seller, nor any Affiliate of either Party, shall issue any press release or otherwise make any public statement with respect to the provisions of this Agreement or the Contemplated Transactions without the prior written consent of the other Party. Notwithstanding anything to the contrary in this Agreement or any Related Document, either Party may issue a press release or make a public statement with respect to the Contemplated Transactions without the consent of the other Party as may be required by Law or the rules and regulations of any applicable securities exchange or market. If any Party proposes to issue a press release or make a public statement with respect to the Contemplated Transactions pursuant to this Section 5.8, it will provide copies of such press release or public statement to the other Party before such press release or public statement is made, unless this would be in breach of any Law or the rules and regulations of any applicable securities exchange or market, in which case a copy of such press release or public statement will be provided to the other Party as soon as reasonably practicable or in accordance with such Law, rules or regulations.

(b)    From and after the Closing, except as required by Law or the rules and regulations of any applicable securities exchange or market, neither Seller nor any of its Affiliates shall issue any press release or otherwise make any public statement with respect to the Business without the consent of Buyer.

Section 5.9.    Regulatory Matters.

(a)    Transfer of Seller Regulatory Authorizations. At the Closing, Seller shall, and shall cause its Affiliates (as applicable) to, transfer the exclusive benefit of the Seller Regulatory Authorizations to Buyer free of all Liens on the terms and conditions set forth in this Section 5.9. As soon as practicable following the Closing Date but in any event no later than 15 days after the Closing Date, the Parties shall (or shall cause their applicable Affiliate to) make such notifications or filings with applicable Governmental Authorities, including IND transfer letters submitted to the FDA, as may be necessary to effect the transfer of each of the Seller Regulatory Authorizations to Buyer.

(b)    Buyer Responsibilities. Subject to the provisions of Section 5.9(a), after the Closing Date, Buyer (on behalf of Seller or its Affiliate to the extent required under applicable Law), at its cost, shall be solely responsible (subject to Seller’s obligations set forth in clause (c) below) and liable for (i) taking all actions, paying all fees and conducting all communication with the appropriate Governmental Authority required by Law in respect of the Seller Regulatory Authorizations, including preparing and filing all reports (including adverse drug experience reports) with the appropriate Governmental Authority; (ii) investigating all complaints and reports of adverse drug experiences with respect to the Compounds pursuant to such Seller Regulatory Authorizations (whether Exploited before or after transfer of such Seller Regulatory Authorizations); and (iii) fulfilling all other applicable legal and regulatory obligations of a holder of each Seller Regulatory Authorization.

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(c)    Complaints. After the Closing Date, Seller shall notify Buyer (or, if identified by Buyer in writing prior to delivery thereof, a clinical representative of Buyer) within 24 hours (or such shorter period required by Law) if Seller or any of its Affiliates receives a complaint or a report of an adverse drug experience with respect to the Compounds. In addition, Seller shall, and shall cause its Affiliates to, use commercially reasonable efforts to assist Buyer (and Buyer shall reimburse Seller its reasonable expenses incurred in connection therewith) in connection with the investigation of and response to any complaint or adverse drug experience report related to the Compounds. All notifications pursuant to this Section 5.9(c) shall be by facsimile or electronic mail at such numbers or addresses agreed upon by the Parties’ respective clinical representatives.

(d)    Cooperation. Seller shall use commercially reasonable efforts to, and shall cause its Affiliates to use commercially reasonable efforts to, cooperate with Buyer in supplying information or assistance in Buyer’s fulfillment of its obligations under this Section 5.9.

Section 5.10.    Know-How. (a) Seller shall, and shall cause its Affiliates and its and their Representatives to, provide or cause to be provided to Buyer all Know-How included within the Seller Intellectual Property promptly following the Closing (and in any event within 10 Business Days of the Closing Date) and Seller shall, and shall cause its Affiliates and its and their Representatives to, maintain the trade secret status of all such trade secrets within the Know-How from and after the date of this Agreement in accordance with Section 5.5.

(b)    Seller agrees through the expiration of the Patents included within the Seller Intellectual Property that it shall not and shall ensure that its Affiliates and Representatives do not challenge or oppose, or commence any Action challenging or opposing, directly or indirectly or assist any other Person in challenging or opposing directly or indirectly the validity or enforceability of any rights of Buyer or any of its Affiliates in such Patents at any time.

Section 5.11.    Additional Matters. Upon the request of Buyer, Seller shall, at Closing, provide Buyer a sublicense of the nature described in Schedule 5.11. Notwithstanding anything to the contrary herein, Seller’s failure to provide such a sublicense at Closing shall not be taken into account for purposes of determining whether the closing condition set forth in Section 6.2(b) has been satisfied, so long as Seller has otherwise complied with the obligations set forth in Schedule 5.11; provided, that, if Seller fails to provide a sublicense at Closing as required pursuant to this Section 5.11, Seller shall promptly provide such sublicense following the Closing.

Section 5.12.    Expenses. Except as expressly set forth herein, each of Seller and Buyer shall bear its own costs and expenses incurred in connection with this Agreement and the Contemplated Transactions.

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Section 5.13.    Further Assurances.

(a)    Seller shall, and shall cause its Affiliates to, at any time and from time to time after the Closing Date, upon the reasonable request of Buyer, do, execute, acknowledge, deliver and file, or cause to be done, executed, acknowledged, delivered or filed, all such further acts, deeds, transfers, conveyances, assignments or assurances as may be reasonably required for the transferring, conveying, assigning and assuring to Buyer, or for the aiding and assisting in the reducing to possession by Buyer of, any of the Purchased Assets, or for otherwise carrying out the purposes of this Agreement and the Related Documents and the consummation of the Contemplated Transactions.

(b)    Subject to, and without altering the rights and obligations set forth in, Section 2.6, for a period of 18 months from and after the Closing Date, if either Buyer or Seller becomes aware that any of the Purchased Assets have not been transferred to Buyer or that any of the Excluded Assets have been transferred to Buyer, it shall promptly notify the other and the Parties hereto shall, as promptly as reasonably practicable, use commercially reasonable efforts to ensure such assets are transferred to the correct owner, with any necessary Third Party consents.

Section 5.14.    Preparation of the Registration Statement; Seller Stockholders’ Meeting.

(a)    As promptly as reasonably practicable after the date of this Agreement, Seller shall prepare a registration statement on form S-4, in which a proxy statement for Seller’s stockholders will be included as a prospectus, relating to the Seller Stockholders’ Meeting (as amended or supplemented from time to time, the “Registration Statement”) in preliminary form and, after reasonable consultation with and approval by Buyer (which approval shall not be unreasonably withheld, conditioned or delayed), shall file it with the SEC. The Registration Statement shall submit for approval of the Seller’s stockholders the Contemplated Transactions, the transactions contemplated by the Merger Agreement and any other matters Seller reasonably determines to submit for consideration of the Seller’s stockholders. Subject to Section 5.3, the Seller Board shall include the Seller Board Recommendation in the Registration Statement. Buyer shall provide to Seller all information concerning Buyer and its Affiliates as may be reasonably requested by Seller in connection with the Registration Statement and shall otherwise reasonably assist and cooperate with Seller in the preparation of the Registration Statement and the resolution of any comments thereto received from the SEC. Each of Seller and Buyer shall correct any information provided by it for use in the Registration Statement as promptly as reasonably practicable if and to the extent such information shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Seller shall notify Buyer promptly upon the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Registration Statement and shall supply Buyer with copies of all written correspondence between Seller or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Registration Statement. Seller shall use commercially reasonable efforts to respond as promptly as reasonably practicable to any comments received from the SEC concerning the Registration Statement and to resolve such

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comments with the SEC, and shall use commercially reasonable efforts to cause the Registration Statement to be disseminated to its stockholders as promptly as reasonably practicable after the earlier of (i) the resolution of any such comments or (ii) receiving notification that the SEC is not reviewing the preliminary Registration Statement. Prior to the filing of the Registration Statement (or any amendment or supplement thereto) or any dissemination thereof to the stockholders of Seller, or responding to any comments from the SEC with respect thereto, Seller shall provide Buyer with a reasonable opportunity to review and to propose comments on such document or response relating to the Contemplated Transactions, which Seller shall consider in good faith.

(b)    If at any time prior to the Seller Stockholders’ Meeting, any event or circumstance relating to Seller or Buyer or any of their respective Affiliates, or their respective officers and directors, is discovered by Seller or Buyer, as the case may be, which, pursuant to the Exchange Act, is necessary to be set forth in an amendment or supplement to the Registration Statement, so that the Registration Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, Seller or Buyer, as the case may be, shall promptly inform the other party hereto, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of Seller. All documents that Seller is responsible for filing with the SEC in connection with the Contemplated Transactions will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder; provided, that no such covenant is made by Seller with respect to any information supplied by Buyer or any of its Affiliates for inclusion or incorporation by reference therein.

(c)    Notwithstanding any Seller Adverse Recommendation Change, Seller shall take all necessary actions in accordance with applicable Law, Seller’s Charter and the rules of NASDAQ to duly call, give notice of, convene and hold a meeting of its stockholders (including any postponement, adjournment or recess thereof, the “Seller Stockholders’ Meeting”) for the purpose of obtaining the Seller Stockholder Approval, and any other matter Seller reasonably determines to submit for consideration of Seller’s stockholders, including the transactions contemplated by the Merger Agreement, as soon as reasonably practicable after the SEC confirms it has no further comments on the Registration Statement. Subject to Section 5.3, Seller shall use commercially reasonable efforts to obtain the Seller Stockholder Approval (which shall include hiring a proxy solicitor). Seller shall keep Buyer reasonably informed with respect to proxy solicitation results as reasonably requested by Buyer. Seller may adjourn, recess or postpone the Seller Stockholders’ Meeting (i) to allow reasonable additional time for the filing or mailing of any supplement or amendment to the Registration Statement that Seller has determined is required under applicable Law and for such supplement or amendment to be disseminated and reviewed by the stockholders of Seller in advance of the Seller Stockholders’ Meeting, (ii) to the extent required by a court of competent jurisdiction in connection with any Actions in connection with this Agreement or the Contemplated Transactions, (iii) if as of the time for which the Seller Stockholders’ Meeting is originally scheduled (as set forth in the Registration Statement) there are insufficient shares of Seller Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Seller Stockholders’ Meeting or (iv) to solicit

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additional proxies for the purpose of obtaining the approval of the Seller’s stockholders in connection with any matter submitted for the consideration of the Seller’s stockholders at the Seller Stockholders’ Meeting; provided, that in the case of clauses (iii) or (iv), without the written consent of Buyer, in no event shall the Seller Stockholders’ Meeting (as so postponed or adjourned) be held on a date that is more than 30 days after the date on which the Seller Stockholders’ Meeting was originally scheduled.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1.    Conditions to Each Party’s Obligations. The respective obligations of each party to effect the Closing are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)    Governmental Approvals. Any authorizations, consents, Orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Authority under any applicable Law that are required to effect the Closing shall have been made, obtained or terminated or shall have expired.

(b)    No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other Order issued by any court of competent jurisdiction or other Law (collectively, “Legal Restraints”) which has the effect of restraining, enjoining or otherwise preventing the consummation of the Contemplated Transactions shall be in effect.

(c)    Seller Stockholder Approval. The Seller Stockholder Approval shall have been obtained.

Section 6.2.    Conditions to Obligations of Buyer. The obligation of Buyer to effect the Closing is subject to the satisfaction or waiver by Buyer on or prior to the Closing Date of the following additional conditions:

(a)    Representations and Warranties. The representations and warranties of Seller (i) set forth in Section 3.3(a) shall be true and correct as of the Closing Date with the same effect as though made on and as of the Closing Date, (ii) set forth in Sections 3.2(a), 3.2(b) (excluding Section 3.2(b)(ii)), 3.2(c), 3.2(d), 3.4, 3.5(q), 3.15 and 3.17 shall be true and correct in all material respects (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent expressly made as of a specified date, in which case as of such specified date) and (iii) otherwise set forth in Article III shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent expressly made as of a specified date, in which case as of such specified date), except in the case of this clause (iii), where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

48

(b)    Performance of Obligations of Seller. Seller shall have performed and complied in all material respects with all of its covenants, agreements and obligations contained in this Agreement and required to be performed or complied with on or prior to the Closing Date. Buyer shall have received a certificate signed on behalf of Seller by an authorized executive officer of Seller to such effect.

(c)    No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect. Buyer shall have received a certificate signed on behalf of Seller by an authorized executive officer of Seller to such effect.

(d)    No Actions. There shall not be pending or threatened in writing any Action brought by any Governmental Authority or any other Person having a reasonable likelihood of prevailing challenging or seeking to restrain or prohibit the consummation of the Contemplated Transactions.

Section 6.3.    Conditions to Obligations of Seller. The obligation of Seller to effect the Closing is subject to the satisfaction or waiver by Seller on or prior to the Closing Date of the following additional conditions:

(a)    Representations and Warranties. The representations and warranties of Buyer set forth in Article IV shall be true and correct as of the Closing Date with the same effect as though made on and as of the Closing Date (except to the extent expressly made as of a specified date, in which case as of such specified date), except where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to prevent, materially impede or materially delay the consummation by Buyer of the Contemplated Transactions.

(b)    Performance of Obligations of Seller. Buyer shall have performed and complied in all material respects with all of its covenants, agreements and obligations contained in this Agreement and required to be performed or complied with on or prior to the Closing Date. Seller shall have received a certificate signed on behalf of Buyer by an authorized executive officer of Buyer to such effect.

Section 6.4.    Frustration of Closing Conditions. Neither Seller nor Buyer may rely on the failure of any condition set forth in Section 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to comply with the terms of this Agreement.

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ARTICLE VII

TERMINATION

Section 7.1.    Termination. This Agreement may be terminated at any time prior to the Closing:

(a)    by the written consent of Buyer and Seller;

(b)    by either Buyer or Seller, if:

(i)    the Closing shall not have occurred on or before January 5, 2023 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any Party whose failure to perform and comply with any covenant, agreement or obligation contained in this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date;

(ii)    if any Legal Restraint having the effect of restraining, enjoining or otherwise preventing the consummation of the Contemplated Transaction shall be in effect and shall have become final and non-appealable;

(iii)    if the Seller Stockholder Approval is not obtained at the Seller Stockholders’ Meeting duly convened (unless such Seller Stockholders’ Meeting has been adjourned, in which case at the final adjournment thereof); or

(iv)    the other Party shall have breached or failed to perform any of its representations, warranties, covenants, agreements or obligations contained in this Agreement, and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.2(a) or 6.2(b) or in Section 6.3(a) or Section 6.3(b), as applicable, and (B) cannot be cured by the Outside Date or, if capable of being cured by the Outside Date, has not been cured prior to the date that is 15 days from the date that such other Party receives written notice of such breach or failure to perform; or

(c)    by Buyer, in the event that a Seller Adverse Recommendation Change shall have occurred; provided that the right to terminate this Agreement under this Section 7.1(c) shall not be available after the Seller Stockholder Approval is obtained.

Section 7.2.    Notice of Termination. In the event of termination of this Agreement by either or both of Buyer and Seller pursuant to Section 7.1, written notice of such termination shall be given by the terminating Party to the other Party specifying the provision hereof pursuant to which such termination is made.

Section 7.3.    Effect of Termination.

50

(a)    Notwithstanding anything to the contrary in this Agreement, in the event of termination of this Agreement by either or both of Buyer and Seller pursuant to Section 7.1, this Agreement shall terminate and become void and have no effect, and there shall be no liability or obligation on the part of any Party, other than the provisions of Section 5.5, Section 5.11, this Section 7.3 and Article VIII, which shall survive any such termination; provided that no such termination shall relieve any Party from liability for damages to another Party that accrue prior to such termination resulting from fraud or an intentional and knowing breach by a Party of any of its representations, warranties, covenants, agreements, obligations or undertakings set forth in this Agreement.

(b)    Seller shall pay to Buyer (or its designated Affiliate) a fee of $1,040,000 (the “Termination Fee”) if:

(i)    Buyer terminates this Agreement pursuant to Section 7.1(c); or

(ii)    (A) this Agreement is terminated by (x) Buyer or Seller pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) or (y) Buyer pursuant to Section 7.1(b)(iv), (B) a Competing Proposal shall have been publicly made, proposed or communicated by a third party after the date of this Agreement and prior to such termination and (C) within 12 months of the date this Agreement is terminated, Seller enters into a definitive agreement with respect to a Specified Transaction or a Specified Transaction is consummated.

(c)    Any Termination Fee due under this Section 7.3 shall be paid by wire transfer of same-day funds (x) in the case of clause (i) above, within two (2) Business Days following the date of termination of this Agreement and (y) in the case of clause (ii) above, within two (2) Business Days following the date of the first to occur of the events referred to in clause (ii)(C) above; it being understood that in no event shall Seller be required to pay or cause to be paid the Termination Fee on more than one occasion.

(d)    Seller and Buyer acknowledge and agree that the agreements contained in Section 7.3(b) are an integral part of the Contemplated Transactions, and that, without these agreements, Buyer would not enter into this Agreement. Accordingly, if Seller fails promptly to pay the amount due pursuant to Section 7.3(b), and, in order to obtain such payment, Buyer commences an Action that results in an Order in its favor for such payment, Seller shall pay to Buyer its costs and expenses (including attorneys’ fees and expenses) in connection with such Action, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate as published by The Wall Street Journal in effect on the date such payment was required to be made.

(e)    In the event that this Agreement is terminated and the Termination Fee is paid to Buyer in circumstances for which such fee is payable pursuant to Section 7.3(b), payment of the Termination Fee shall be the sole and exclusive monetary damages remedy of Buyer and Buyer’s Subsidiaries and any of their respective former, current or future officers, directors, partners, shareholders, managers, members or Affiliates against Seller and its respective Subsidiaries and any of their respective former, current or future officers, directors, partners,

51

shareholders, managers, members or Affiliates (collectively, “Seller Related Parties”) for any loss suffered as a result of the failure of the Contemplated Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of the Seller Related Parties shall have any further monetary liability or obligation relating to or arising out of this Agreement or the Contemplated Transactions.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1.    No Survival. None of the representations, warranties, covenants, agreements and obligations in this Agreement shall survive beyond the Closing; provided that this Section 8.1 shall not limit any covenant, agreement or obligation contained in this Agreement that by its terms applies in whole or in part after the Closing.

Section 8.2.    Rules of Construction. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and have together drafted this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

Section 8.3.    Notices. All notices, requests, claims, demands and other communications hereunder shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery), by electronic transmission or by certified or registered mail (return receipt requested and first class postage prepaid), addressed as follows (or at such other address for a Party as shall be specified by like notice):

if to Buyer, to:

Janssen Pharmaceutica NV

Turnhoutseweg 30

2340 Beerse

Belgium

Attention: President

with copies (which shall not constitute notice) to:

Johnson & Johnson

Office of General Counsel

One Johnson & Johnson Plaza

New Brunswick, NJ 08933

Attention: General Counsel

52

and

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

Attention:	Robert I. Townsend, III, Esq.
Sanjay Murti, Esq.

Email:	rtownsend@cravath.com
smurti@cravath.com

if to Seller, to:

Yumanity Therapeutics, Inc.

40 Guest Street, Suite 4410

Boston, MA 02135

Attention: Devin Smith, Senior Vice President and General Counsel

Email: dsmith@yumanity.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

Attention:	John T. Haggerty, Esq.
Jean A. Lee

Email:	jhaggerty@goodwinlaw.com
jeanlee@goodwinlaw.com

provided that any notice received at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day.

Section 8.4.    Consents and Approvals. For any matter under this Agreement requiring the consent or approval of either Party to be valid and binding on the Party, such consent or approval must be in writing.

53

Section 8.5.    Counterparts. This Agreement may be executed in one or more counterparts (including by electronic transmission), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party.

Section 8.6.    Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Confidentiality Agreement and the other Related Documents constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement, the Confidentiality Agreement and the other Related Documents. This Agreement is for the sole benefit of the Parties and is not intended to and does not confer upon any Person other than the Parties any legal or equitable rights or remedies.

Section 8.7.    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by either of the Parties without the prior written consent of the other Party, and any assignment without such consent shall be null and void, except that Buyer may assign any or all of its rights and obligations under this Agreement to any of its Affiliates without the consent of Seller.

Section 8.8.    GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

Section 8.9.    Enforcement.

(a)    Each Party irrevocably submits to the exclusive jurisdiction of (i) the state courts of New York located in New York County, and (ii) the United States District Court for the Southern District of New York, for the purposes of any suit, action or other proceeding arising out of this Agreement or the Contemplated Transactions. Each Party agrees to commence any such action, suit or proceeding either in the United States District Court for the Southern District of New York or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in the state courts of New York located in New York County. Each Party further agrees that service of any process, summons, notice or document by the U.S. registered mail to such Party’s respective address set forth above shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction in this Section 8.9. Each Party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the Contemplated Transactions in (x) the state courts of New York located in New York County, and (y) the United States District Court for the Southern District of New York, and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

54

(b)    EACH PARTY WAIVES ITS RIGHT TO TRIAL OF ANY ISSUE BY JURY. Each Party (i) certifies that no representative, agent or attorney of the other Party has represented, expressly or otherwise, that such Party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other Party has been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 8.9(b).

(c)    The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the state courts of New York located in New York County, and the United States District Court for the Southern District of New York, this being in addition to any other remedy to which they are entitled at law or in equity and as further set forth in this Section 8.9.

Section 8.10.    Severability. If any term or other provision of this Agreement or any Related Document is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement or such Related Document shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement or such Related Document so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 8.11.    Amendment; Waiver. No modification, amendment or waiver of any provision of this Agreement shall be effective unless it is in writing and signed by the Party against whom enforcement of any such modification, amendment or waiver is sought. No action taken pursuant to this Agreement, including any investigation by or on behalf of either Party, shall be deemed to constitute a waiver by the Party taking such action of compliance by the other Party with any representation, warranty, covenant, agreement or obligation contained herein. The waiver by either Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. Neither the failure of either Party to enforce, nor the delay of either Party in enforcing, any condition or part of this Agreement at any time shall be construed as a waiver of that condition or part or forfeit any rights to future enforcement thereof.

[Remainder of page intentionally left blank]

55

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective officers hereunto duly authorized, all as of the date first written above.

SELLER:

YUMANITY THERAPEUTICS, INC.

By:	/s/ Richard Peters
Name:	Richard Peters
Title:	Chief Executive Officer

[Signature Page to Asset Purchase Agreement]

56

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective officers hereunto duly authorized, all as of the date first written above.

BUYER:

JANSSEN PHARMACEUTICA NV

By:	/s/ Marc Vankerckhoven
Name:	Marc Vankerckhoven
Title:	Member Board of Directors Janssen Pharmaceutica NV

By:	/s/ Jan Van der Goten
Name:	Jan Van der Goten
Title:	Member Board of Directors Janssen Pharmaceutica NV

[Signature Page to Asset Purchase Agreement]

57

Exhibit 2.4(b)(i)

BILL OF SALE, ASSIGNMENT AND ASSUMPTION AGREEMENT

This BILL OF SALE, ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Agreement”) is made as of [●], 2022, by and between Janssen Pharmaceutica NV, a company organized under the laws of Belgium (“Buyer”), Yumanity Therapeutics, Inc., a Delaware corporation (“Yumanity Therapeutics”) and Yumanity, Inc. a Delaware corporation (“Yumanity”, and together with Yumanity Therapeutics, the “Seller Parties”). Capitalized terms used but not defined herein shall have the meanings assigned to them in that certain Asset Purchase Agreement, dated as of June 5, 2022, by and between Buyer and Seller (the “Purchase Agreement”).

1.     Transfer of Assets. Each of the Seller Parties hereby sells, conveys, delivers, transfers, and assigns to Buyer the Purchased Assets, free and clear of all Liens, other than Permitted Liens.

2.     Assumption of Liabilities. The Buyer hereby assumes, and agrees to cause to be timely discharged, duly paid and duly satisfied, each of the Assumed Liabilities.

3.     Excluded Assets or Excluded Liabilities. Each of the Seller Parties and Buyer expressly understand and agree that, other than the Purchased Assets and Assumed Liabilities, the Seller Parties are not selling, conveying, delivering, transferring or delivering and Buyer is not buying, receiving, assuming, or otherwise agreeing to be liable in any manner for, any Excluded Assets or any Excluded Liabilities and such Excluded Assets and Excluded Liabilities shall be retained by the Seller Parties.

4.     Terms of the Purchase Agreement. This Agreement is subject in all respects to the terms and conditions of the Purchase Agreement. Nothing contained in this Agreement shall be deemed to supersede any of the covenants, agreements, disclaimers, representations, or warranties of Seller or Buyer contained in the Purchase Agreement. In the event of any conflict between the provisions of this Agreement, on the one hand, and the provisions of the Purchase Agreement, on the other hand, the provisions of the Purchase Agreement shall control.

5.     Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

6.     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

7.     Enforcement; Governing Law. This Agreement shall be subject to the provisions set forth in Section 8.9 of the Purchase Agreement, mutatis mutandis. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

8.     Counterparts. This Agreement may be executed in one or more counterparts (including by electronic transmission), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other party.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned parties hereto have executed this Agreement as of the date first above written.

BUYER:

JANSSEN PHARMACEUTICA NV

By:
Name:
Title:

[Signature Page to Bill of Sale, Assignment and Assumption Agreement]

IN WITNESS WHEREOF, the undersigned parties hereto have executed this Agreement as of the date first above written.

SELLER PARTIES:

YUMANITY THERAPEUTICS, INC.

By:
Name:
Title:

YUMANITY, INC.

By:
Name:
Title:

[Signature Page to Bill of Sale, Assignment and Assumption Agreement]

Exhibit 2.4(b)(ii)

PATENT ASSIGNMENT AGREEMENT

This PATENT ASSIGNMENT AGREEMENT (this “Assignment”) is made effective as of [            ], 2022, by and among Yumanity Therapeutics, Inc. (formerly known as Proteostasis Therapeutics, Inc.), a Delaware corporation located at 40 Guest Street, Suite 4410, Boston, MA 02135 (“Yumanity Therapeutics”), Yumanity, Inc. (formerly known as Yumanity Therapeutics, Inc.), a Delaware corporation located at 40 Guest Street, Suite 4410, Boston, MA 02135 (“Yumanity”, and together with Yumanity Therapeutics, each, an “Assignor” and collectively, the “Assignors”) and Janssen Pharmaceutica NV, a company organized under the laws of Belgium (“Assignee”). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed them in the Purchase Agreement (as defined below).

WHEREAS, Assignors and Assignee are parties to that certain Asset Purchase Agreement, dated as of June 5, 2022 (the “Purchase Agreement”), pursuant to which Assignors sold, conveyed, delivered, transferred and assigned to Assignee certain assets of Assignors, including the Inventions and Patent Rights;

WHEREAS, Assignors possess certain rights in and to the patents and patent applications (and patents issuing on such applications) included in the Seller Intellectual Property and set forth on Exhibit A hereto (the “Patent Rights”, and the invention(s) described and/or claimed in the Patent Rights, the “Inventions”);

WHEREAS, Assignors now wish to assign the Patents to Assignee, and Assignee desires to acquire the Inventions and Patent Rights from Assignors; and

WHEREAS, the execution and delivery of this Assignment is a condition to closing under the Purchase Agreement.

NOW, THEREFORE, the parties agree as follows:

1.    Assignment. In consideration of the premises set forth above and in the Purchase Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each Assignor does hereby irrevocably sell, convey, deliver, transfer and assign unto Assignee and its successors and assigns, and Assignee hereby accepts the sale, conveyance, delivery, transfer and assignment of, the following:

a.    Assignor’s entire right, title and interest in and throughout the world in and to the Inventions, together with Assignor’s entire right, title and interest in and to the Patent Rights, together with, as applicable (i) such other patents as may issue thereon or claim priority under United States law or international convention, including but not limited to provisionals and inventions claimed therein, non-provisionals, continuations, continuations-in-part, divisionals, reissues, reexaminations, reviews, extensions, substitutions, supplementary protection certificates, substantively identical patent specifications and foreign equivalents thereof of patents and patent applications within the Patent Rights or such other patents, (ii) any right, title and interest Assignor may have in applications to which the Patent Rights claim priority, (iii) all rights derived from the Patent Rights and (iv) the right, if any, to claim priority based on the filing dates of the patents and patent applications included in the Patent Rights under any applicable law; the Inventions and the Patent Rights to be held and enjoyed by Assignee for its own use and behalf and for its successors and assigns, to the full end of the term for which said patents may be granted as fully and entirely as the same would have been held by Assignor had this assignment and sale not been made; and Assignor hereby conveys all of its rights arising under or pursuant to any and all United States laws and international agreements, treaties or laws relating to the protection of industrial property by filing any such applications for patent, including but not limited to any cause(s) of action and damages accruing prior to this assignment; Assignor hereby acknowledges that this assignment, being of Assignor’s entire right, title and interest in and to the Inventions and the Patent Rights carries with it the right in Assignee to apply for and obtain from competent authorities in all countries of the world any and all patents by attorneys and agents of Assignee’s selection and the right to procure the grant of all patents to Assignee in its own name as assignee of Assignor’s entire right, title and interest therein; and

b.    (i) any rights to sue and recover damages for past and future infringements of Assignor’s rights in the Patents Rights and the Inventions, (ii) any rights to collect past and future income, royalties, damages and other payments now or hereafter due or payable under or on account of any of the Patent Rights, (iii) any rights to bring any proceeding in the United States Patent and Trademark Office or any equivalent agency in any other jurisdiction in connection therewith and (iv) the right to fully and entirely stand in the place of Assignors in all matters related to the Patent Rights.

2.    Recordation and Further Actions. Each Assignor does hereby authorize and request the Director of the United States Patent and Trademark Office, and the empowered officials of all other governments whose duty it is to record patents, applications and title thereto, to record the Patent Rights and title thereto as the property of Assignee, its successors or assigns, in accordance with the terms of this instrument. Each Assignor does hereby further authorize and request the Director of the United States Patent and Trademark Office and the empowered officials of all other governments to issue the Patent Rights or patents as shall be granted upon the Patent Rights, or applications based thereon, to Assignee, its successors or assigns. Assignors shall, upon reasonable request of Assignee and at Assignee’s expense, provide to Assignee, Assignee’s successors or assigns, all such reasonable cooperation and assistance (including, without limitation, the timely execution and delivery of any and all affidavits, declarations, oaths, samples, exhibits, specimens, assignments or other documentation) and take such other reasonable actions as may be necessary or desirable to record, memorialize or perfect Assignee’s right, title and interest in, to and under the Assigned Patents.

3.    Terms of the Asset Purchase Agreement. Nothing in this Assignment express or implied, is intended to or shall be construed to modify, expand or limit in any way the terms of the Purchase Agreement. In the event of any conflict or inconsistency between the terms of the Purchase Agreement and the terms hereof, the terms of the Purchase Agreement shall govern.

4.    Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

5.    Miscellaneous. Multiple copies of this Assignment may be executed, each of which shall be deemed an original, and each of which shall be valid and binding upon Assignee and each Assignor. The failure of any party to enforce any terms or provisions of this Assignment shall not waive any of its rights under such terms or provisions. The terms and conditions of this Assignment will inure to the benefit of Assignee, its successors and assigns and will be binding upon each Assignor, its successors and assigns.

[Signature Pages Follow.]

IN WITNESS WHEREOF, ASSIGNOR has caused this Assignment to be executed by its duly authorized representative on the date set forth below.

ASSIGNOR:

YUMANITY THERAPEUTICS, INC.

By:
Name:
Title:

[Signature Page to Patent Assignment Agreement]

IN WITNESS WHEREOF, ASSIGNOR has caused this Assignment to be executed by its duly authorized representative on the date set forth below.

ASSIGNOR:

YUMANITY, INC.

By:
Name:
Title:

[Signature Page to Patent Assignment Agreement]

IN WITNESS WHEREOF, ASSIGNEE has caused this Assignment to be executed by its duly authorized representative on the date set forth below.

ASSIGNEE:

JANSSEN PHARMACEUTICA NV

By:
Name:
Title:

[Signature Page to Patent Assignment Agreement]

Exhibit 2.2

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

YUMANITY THERAPEUTICS, INC.,

YACHT MERGER SUB, INC.,

and

KINETA, INC.

Dated as of June 5, 2022

ARTICLE 1 DESCRIPTION OF TRANSACTION		2

1.1	Structure of the Merger	2
1.2	Effects of the Merger	2
1.3	Closing; Effective Time	3
1.4	Articles of Incorporation and Bylaws; Directors and Officers	3
1.5	Conversion of Company Shares, Options and Warrants	4
1.6	Closing of the Company’s Transfer Books	5
1.7	Surrender of Certificates	5
1.8	Dissenters’ Rights	7
1.9	Further Action	7
1.10	Tax Consequences	7

ARTICLE 2 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		7

2.1	Subsidiaries; Due Organization; Etc	8
2.2	Certificate of Incorporation; Bylaws; Charters and Codes of Conduct	8
2.3	Capitalization, Etc	8
2.4	Financial Statements	10
2.5	Absence of Changes	11
2.6	Title to Assets	11
2.7	Real Property; Leasehold	12
2.8	Intellectual Property	12
2.9	Agreements, Contracts and Commitments	13
2.10	Liabilities	15
2.11	Compliance; Permits; Restrictions	15
2.12	Anti-Corruption Compliance; Trade Control Laws and Sanctions	17
2.13	Tax Matters	18
2.14	Employee Benefit Plans	20
2.15	Labor and Employment	22
2.16	Environmental Matters	24
2.17	Insurance	24
2.18	Legal Proceedings; Orders	25
2.19	Authority; Binding Nature of Agreement	25
2.20	Vote Required	26
2.21	Non-Contravention; Consents	26
2.22	No Financial Advisor	27
2.23	Privacy	27
2.24	Disclosure	28
2.25	No Other Representations or Warranties	28
2.26	Disclaimer of Other Representations and Warranties	28

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF YUMANITY AND MERGER SUB		28

3.1	Subsidiaries; Due Organization; Etc	29
3.2	Certificate of Incorporation; Bylaws; Charters and Codes of Conduct	29

3.3	Capitalization, Etc	30
3.4	SEC Filings; Financial Statements	32
3.5	Absence of Changes	34
3.6	Intellectual Property	34
3.7	Agreements, Contracts and Commitments	36
3.8	Liabilities	38
3.9	Compliance; Permits; Restrictions	38
3.10	Anti-Corruption Compliance; Trade Control Laws and Sanctions	39
3.11	Tax Matters	40
3.12	Employee Benefit Plans	42
3.13	Labor and Employment	44
3.14	Environmental Matters	46
3.15	Insurance	47
3.16	Legal Proceedings; Orders	47
3.17	Authority; Binding Nature of Agreement	48
3.18	Vote Required	48
3.19	Non-Contravention; Consents	48
3.20	Bank Accounts	50
3.21	No Financial Advisor	50
3.22	Title to Assets	50
3.23	Real Property; Leasehold	50
3.24	Valid Issuance	50
3.25	Privacy	50
3.26	Concurrent Financing	51
3.27	Disclosure	51
3.28	No Other Representations or Warranties	51
3.29	Disclaimer of Other Representations and Warranties	51

ARTICLE 4 CERTAIN COVENANTS OF THE PARTIES		52

4.1	Access and Investigation	52
4.2	Operation of Yumanity’s Business	53
4.3	Operation of the Company’s Business	54
4.4	Negative Obligations	55
4.5	No Solicitation	59

ARTICLE 5 ADDITIONAL AGREEMENTS OF THE PARTIES		60

5.1	Company Financial Statements; Registration Statement; Proxy Statement/Prospectus/Information Statement	60
5.2	Company Shareholder Written Consent	62
5.3	Yumanity Stockholders’ Meeting	64
5.4	Regulatory Approvals	67
5.5	Options, RSAs, RSUs and Warrants	67
5.6	Indemnification of Officers and Directors	71
5.7	Additional Agreements	72
5.8	Disclosure	73
5.9	Listing	73
5.10	Tax Matters	73

5.11	Legends	74
5.12	Cooperation	74
5.13	Directors and Officers	74
5.14	Section 16 Matters	75
5.15	Reverse Split	75
5.16	Covenants Regarding Concurrent Financing	75
5.17	Termination of Certain Agreements and Rights	76
5.18	Certificates	76
5.19	Litigation	78
5.20	Permitted Asset Disposition	79
5.21	Yumanity A&R Bylaws	79

ARTICLE 6 CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY		79

6.1	Effectiveness of Registration Statement	79
6.2	No Restraints	79
6.3	Stockholder Approval	79
6.4	No Governmental Proceedings Relating to Contemplated Transactions or Right to Operate Business	80
6.5	Listing	80
6.6	Concurrent Financing	80

ARTICLE 7 ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF YUMANITY AND MERGER SUB		80

7.1	Accuracy of Representations	80
7.2	Performance of Covenants	81
7.3	Documents	81
7.4	No Company Material Adverse Effect	81
7.5	Termination of Investor Agreements	81
7.6	Lock-Up Agreements	82

ARTICLE 8 ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY		82

8.1	Accuracy of Representations	82
8.2	Performance of Covenants	82
8.3	Documents	82
8.4	Board of Directors	83
8.5	No Yumanity Material Adverse Effect	83
8.6	No Yumanity Indebtedness	83
8.7	Yumanity Net Cash Requirement	83

ARTICLE 9 TERMINATION		83

9.1	Termination	83
9.2	Effect of Termination	85
9.3	Expenses; Termination Fees	86

ARTICLE 10 MISCELLANEOUS PROVISIONS		88

10.1	Non-Survival of Representations and Warranties	88

10.2	Amendment	88
10.3	Waiver	88
10.4	Entire Agreement; Counterparts; Exchanges by Facsimile	89
10.5	Applicable Law; Jurisdiction	89
10.6	Assignability; No Third-Party Beneficiaries	90
10.7	Notices	90
10.8	Cooperation	91
10.9	Severability	91
10.10	Other Remedies; Specific Performance	91
10.11	Construction	92

Schedules:

Schedule A	Persons Executing Yumanity Stockholder Support Agreements
Schedule B	Persons Executing Company Shareholder Support Agreements and Lock-up Agreements
Schedule C	Investor Agreements

Exhibits:

Exhibit A	Definitions
Exhibit B	Form of Yumanity Stockholder Support Agreement
Exhibit C	Form of Company Shareholder Support Agreement
Exhibit D	Form of Lock-up Agreement

v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of June 5, 2022, by and among YUMANITY THERAPEUTICS, INC., a Delaware corporation (“Yumanity”), YACHT MERGER SUB, INC., a Washington corporation and wholly-owned subsidiary of Yumanity (“Merger Sub”), and KINETA, INC., a Washington corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A.    Yumanity and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the WBCA. Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Yumanity.

B.    The parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code. By executing this Agreement, the parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3, and intend to file the statement required by Treasury Regulations Section 1.368-3(a).

C.    The Yumanity Board of Directors (i) has determined that the Contemplated Transactions, including the Merger, are fair to and in the best interests of Yumanity and its stockholders, (ii) has approved this Agreement, the Merger, the issuance of shares of Yumanity Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, the change of control of Yumanity, and the other actions contemplated by this Agreement and has deemed this Agreement advisable, (iii) has approved the issuance of shares of Yumanity Common Stock in connection with the Concurrent Financing, (iv) has approved the Reverse Split (to the extent applicable and deemed necessary by the Parties), and (v) has determined to recommend that the stockholders of Yumanity vote to approve the issuance of shares of Yumanity Common Stock to the stockholders of the Company pursuant to the terms of this Agreement, the issuance of shares of Yumanity Common Stock in connection with the Concurrent Financing, the Reverse Split (to the extent applicable and deemed necessary by the Parties), and such other actions as contemplated by this Agreement.

D.    The Board of Directors of Merger Sub (i) has determined that the Contemplated Transactions, including the Merger, are fair to and in the best interests of Merger Sub and its sole shareholder, (ii) has adopted this Agreement and approved the Merger and the other transactions contemplated by this Agreement and has deemed this Agreement advisable, and (iii) has determined to recommend that the sole shareholder of Merger Sub vote to approve this Agreement and thereby approve the Merger and such other actions as contemplated by this Agreement.

E.    The Company Board of Directors (i) has determined that the Contemplated Transactions, including the Merger, are fair to and in the best interests of the Company and its shareholders, (ii) has adopted this Agreement and approved the Merger and the other transactions contemplated by this Agreement and has deemed this Agreement advisable, and (iii) has determined to recommend that the shareholders of the Company vote to approve this Agreement and thereby approve the Merger and such other actions as contemplated by this Agreement.

F.    In order to induce the Company to enter into this Agreement and to cause the Merger to be consummated, the officers and directors of Yumanity listed on Schedule A hereto (solely in their capacities as stockholders) are executing support agreements in favor of the Company concurrently with the execution and delivery of this Agreement in the form substantially attached hereto as Exhibit B (the “Yumanity Stockholder Support Agreements”).

G.    In order to induce Yumanity to enter into this Agreement and to cause the Merger to be consummated, certain shareholders of the Company listed on Schedule B hereto (solely in their capacities as shareholders) are executing (i) support agreements in favor of Yumanity concurrently with the execution and delivery of this Agreement in the form substantially attached hereto as Exhibit C (the “Company Shareholder Support Agreements”) and (ii) lock-up agreements in favor of Yumanity concurrently with the execution and delivery of this Agreement in the form substantially attached hereto as Exhibit D (the “Lock-up Agreements”).

H.    It is expected that within ten (10) Business Days after the Form S-4 Registration Statement is declared effective under the Securities Act, the holders of shares of Company Capital Stock sufficient to approve this Agreement and the Merger as required under the WBCA and will execute and deliver an action by written consent in a form reasonably acceptable to Yumanity approving this Agreement and the Merger.

J.    Concurrently with the execution and delivery of this Agreement, certain investors (each a “Concurrent Investor” and collectively the “Concurrent Investor(s)”) have executed a Securities Purchase Agreement (the “Securities Purchase Agreement”) among Yumanity and the Concurrent Investor(s) named therein (representing, collectively, an aggregate commitment of no less than the Concurrent Investment Amount), pursuant to which the Concurrent Investors will have agreed to purchase, and Yumanity has agreed to issue to the Concurrent Investors, the number of shares of Yumanity Common Stock set forth therein substantially concurrently with the Closing in connection with such financing, on the terms and subject to the conditions set forth in the Securities Purchase Agreement (the “Concurrent Financing”).

The parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE 1

DESCRIPTION OF TRANSACTION

1.1    Structure of the Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2    Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the WBCA.

1.3    Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in Articles 6, 7 and 8, the consummation of the Merger (the “Closing”) shall take place at the offices of Goodwin Procter LLP, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Articles 6, 7 and 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Yumanity and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties hereto shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Washington articles of Merger with respect to the Merger, satisfying the applicable requirements of the WBCA and in a form reasonably acceptable to Yumanity and the Company (the “Articles of Merger”). The Merger shall become effective at the time specified in such Articles of Merger with the Secretary of State of the State of Washington or at such later time as may be specified in such Articles of Merger with the consent of Yumanity and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.4    Articles of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a)    the articles of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read identically to the articles of incorporation of Merger Sub as in effect immediately prior to the Effective Time (other than the fact that the name of the Surviving Corporation shall be “Kineta Operating, Inc.” or such other name as Yumanity and the Company may mutually agree upon), until thereafter amended as provided by the WBCA and such articles of incorporation;

(b)    the certificate of incorporation of Yumanity shall be identical to the certificate of incorporation of Yumanity as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at the Effective Time, Yumanity shall file one or more amendments to its certificate of incorporation to (i) effect the Reverse Split (to the extent applicable and mutually deemed necessary by the Parties), and (ii) make such other changes as are mutually agreeable to Yumanity and the Company, and, if required, have been approved by the requisite holders of Yumanity Common Stock;

(c)    the bylaws of the Surviving Corporation shall be amended and restated to be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the WBCA and such bylaws; and

(d)    the directors and officers of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation, shall be the directors and officers as set forth in Section 5.13, after giving effect to the provisions of Section 5.13.

1.5    Conversion of Company Shares, Options and Warrants.

(a)    At the Effective Time, by virtue of the Merger and without any further action on the part of Yumanity, Merger Sub, the Company or any stockholder of Yumanity or shareholder of the Company:

(i)    any Company Capital Stock held as treasury stock or held or owned by the Company, Merger Sub or any Subsidiary of the Company immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii)    subject to Section 1.5(c), each share of Company Common Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.5(a)(i) and excluding Dissenting Shares) shall be converted solely into the right to receive a number of shares of Yumanity Common Stock equal to the Exchange Ratio.

(b)    If any shares of Company Common Stock outstanding immediately prior to the Effective Time are shares of Company Restricted Stock, then the shares of Yumanity Common Stock issued in exchange for such Company Restricted Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and the certificates representing such Yumanity Common Stock shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Yumanity is entitled to exercise any such repurchase option or other right set forth in the applicable agreement governing such Company Restricted Stock.

(c)    No fractional shares of Yumanity Common Stock shall be issued in connection with the Merger, and no certificates for any such fractional shares shall be issued. Any holder of Company Common Stock (including any holders of Company Restricted Stock) who would otherwise be entitled to receive a fraction of a share of Yumanity Common Stock (after aggregating all fractional shares of Yumanity Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal in accordance with Section 1.7 and accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Yumanity Common Stock on The Nasdaq Stock Market LLC (or such other Nasdaq market on which the Yumanity Common Stock then trades) on the date the Merger becomes effective.

(d)    All Company Options and Company RSUs outstanding immediately prior to the Effective Time under the Equity Incentive Plans and all Company Warrants outstanding immediately prior to the Effective Time shall be exchanged for options to purchase Yumanity Common Stock, restricted stock units with respect to Yumanity Common Stock, or warrants to purchase Yumanity Common Stock, as applicable, in accordance with Section 5.5(a).

(e)    Each share of common stock, no par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of Common Stock of the Surviving Corporation.

(f)    If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Capital Stock or Yumanity Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend or any subdivision, reclassification, recapitalization, split (including the Reverse Split, to the extent applicable and deemed necessary by the Parties), combination or exchange of shares, the Exchange Ratio shall be correspondingly adjusted to provide the holders of Company Capital Stock, Company Options and Company Warrants the same economic effect as contemplated by this Agreement prior to such event.

1.6    Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Common Stock, other than Dissenting Shares, outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5(a), and all holders of certificates representing shares of Company Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as shareholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Common Stock outstanding immediately prior to the Effective Time (a “Company Share Certificate”) is presented to the Exchange Agent or to the Surviving Corporation, such Company Share Certificate shall be canceled and shall be exchanged as provided in Sections 1.5 and 1.8.

1.7    Surrender of Certificates.

(a)    On or prior to the Closing Date, Yumanity and the Company shall mutually agree upon and select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, Yumanity shall deposit with the Exchange Agent: (i) certificates representing Yumanity Common Stock or non-certificated shares of Yumanity Common Stock represented by book entry that are issuable pursuant to Section 1.5(a) and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(c). The shares of Yumanity Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

(b)    At or before the Effective Time, the Company will deliver to Yumanity a true, complete and accurate listing of all record holders of Company Share Certificates at the Effective Time, including the number and class of shares of Company Capital Stock held by such record holder, and the number of shares of Yumanity Common Stock such holder is entitled to receive pursuant to Section 1.5 (the “Company Allocation Schedule”). Promptly after the Effective Time, Yumanity shall cause the Exchange Agent to mail to the Persons who were record holders of Company Share Certificates immediately prior to the Effective Time: (i) a letter of transmittal in customary form and containing such provisions as Yumanity may reasonably specify (including a provision confirming that delivery of Company Share Certificates shall be effected, and risk of loss and title to Company Share Certificates shall pass, only upon delivery of such Company Share Certificates to the Exchange Agent); and (ii) instructions for effecting the surrender of Company Share Certificates in exchange for certificated or non-certificated book entry shares representing shares of Yumanity Common Stock. Upon surrender of a Company Share

Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Yumanity: (A) the holder of such Company Share Certificate shall be entitled to receive in exchange therefor a certificate or book entry representing the number of whole shares of Yumanity Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.5(a) (and cash in lieu of any fractional shares of Yumanity Common Stock pursuant to the provisions of Section 1.5(c)); and (B) the Company Share Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.8(b), each Company Share Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive a certificate or book entry representing shares of Yumanity Common Stock (and cash in lieu of any fractional shares of Yumanity Common Stock). If any Company Share Certificate shall have been lost, stolen or destroyed, Yumanity shall, in its discretion and as a condition precedent to the delivery of any certificate or book entry representing shares of Yumanity Common Stock, require the owner of such lost, stolen or destroyed Company Share Certificate to provide an applicable affidavit and indemnification agreement with respect to such Company Share Certificate.

(c)    No dividends or other distributions declared or made with respect to Yumanity Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Share Certificate with respect to the Yumanity Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Share Certificate or an affidavit of loss or destruction in lieu thereof in accordance with this Section 1.8 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).

(d)    Any portion of the Exchange Fund that remains undistributed to holders of Company Share Certificates as of the first anniversary of the Closing Date shall be delivered to Yumanity upon demand, and any holders of Company Share Certificates who have not theretofore surrendered their Company Share Certificates in accordance with this Section 1.8 shall thereafter look only to Yumanity for satisfaction of their claims for Yumanity Common Stock, cash in lieu of fractional shares of Yumanity Common Stock and any dividends or distributions with respect to shares of Yumanity Common Stock.

(e)    Each of the Parties and the Exchange Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any holder of any Company Share Certificate or any other Person such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Legal Requirement and shall be entitled to request any reasonably appropriate Tax forms, including IRS Form W-9 (or the appropriate IRS Form W-8, as applicable), from any recipient of payments hereunder. To the extent such amounts are so deducted or withheld, and remitted to the appropriate taxing authority in accordance with applicable Law, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f)    No party to this Agreement shall be liable to any holder of any Company Share Certificate or to any other Person with respect to any shares of Yumanity Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

1.8    Dissenters’ Rights.

(a)    Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by shareholders who have exercised and perfected dissenters’ rights for such shares of Company Capital Stock in accordance with the WBCA (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the per share amount of the merger consideration described in Section 1.5 attributable to such Dissenting Shares. Such shareholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them in accordance with the WBCA, unless and until such shareholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the WBCA. All Dissenting Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the WBCA shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the per share amount of the merger consideration attributable to such Dissenting Shares upon their surrender in the manner provided in Section 1.5.

(b)    The Company shall give Yumanity prompt written notice of any demands by dissenting shareholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands.

1.9    Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their commercially reasonable efforts (in the name of the Company, Merger Sub and otherwise) to take such action.

1.10    Tax Consequences. For U.S. federal income Tax purposes, the Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder. The parties to this Agreement adopt this Agreement as a “plan of reorganization” for purposes of Section 354 and 361 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a), to which Yumanity, Merger Sub and the Company are parties under Section 368(b) of the Code.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Yumanity as follows, except as set forth in the written disclosure schedule delivered by the Company to Yumanity (the “Company Disclosure Schedule”). The Company Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article 2.

The disclosures in any section or subsection of the Company Disclosure Schedule shall qualify other sections and subsections in this Article 2 to the extent it is reasonably clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The inclusion of any information in the Company Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Company Material Adverse Effect, or is outside the Ordinary Course of Business.

2.1    Subsidiaries; Due Organization; Etc.

(a)    The Company has no Subsidiaries, except for the Entities identified in Part 2.1(a) of the Company Disclosure Schedule (the “Company Subsidiaries”); and neither the Company nor any of the other Entities identified in Part 2.1(a) of the Company Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 2.1(a) of the Company Disclosure Schedule. The Company has not agreed nor is obligated to make, nor is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. The Company has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(b)    Each of the Company and its Subsidiaries is a corporation or limited liability company, as applicable, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(c)    Each of the Company and its Subsidiaries is qualified to do business as a foreign corporation or limited liability company, as applicable, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

2.2    Certificate of Incorporation; Bylaws; Charters and Codes of Conduct. The Company has made available to Yumanity accurate and complete copies of the articles of incorporation, bylaws and other charter and organizational documents, including all amendments thereto, for the Company and each Company Subsidiary. Neither the Company nor any Company Subsidiary has taken any action in breach or violation in any material respect of any of the material provisions of its articles of incorporation, bylaws and other charter and organizational documents nor is in breach or violation in any material respect of any of the material provisions of its articles of incorporation, bylaws and other charter and organizational documents.

2.3    Capitalization, Etc.

(a)    The authorized capital stock of the Company as of the date of this Agreement consists of (i) 45,000,000 shares of Company Voting Common Stock, $0.0001 par value, of which 23,094,040 shares have been issued and are outstanding as of the date of this

Agreement, and (ii) 205,000,000 shares of Company Non-Voting Common Stock, $0.0001 par value, of which 45,753,552 shares have been issued and are outstanding as of the date of this Agreement. The Company does not hold any shares of its capital stock in its treasury. All of the outstanding shares of Company Capital Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Except as set forth in Part 2.3(a)(i) of the Company Disclosure Schedule, none of the outstanding shares of Company Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Company Capital Stock is subject to any right of first refusal in favor of the Company. Except as contemplated herein or as set forth in Part 2.3(a) of the Company Disclosure Schedule, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Company Capital Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Capital Stock or other securities. Part 2.3(a)(ii) of the Company Disclosure Schedule accurately and completely describes all repurchase rights held by the Company with respect to shares of Company Capital Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

(b)    Except for the Company’s Amended and Restated 2008 Stock Plan, the Company’s 2010 Equity Incentive Plan, and the Company’s 2020 Equity Incentive Plan (collectively, the “Equity Incentive Plans”), and except as set forth in Part 2.3(b) of the Company Disclosure Schedule, the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date hereof, the Company has reserved 17,067,884 shares of Company Common Stock for issuance under the Equity Incentive Plans. Of such reserved shares of Company Common Stock, as of the date hereof, 3,535,884 shares have been issued pursuant to the exercise of outstanding options and the vesting of outstanding restricted stock units, options to purchase 13,183,877 shares have been granted and are currently outstanding, and 348,123 shares remain available for future issuance pursuant to the Equity Incentive Plans. Part 2.3(b) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (A) the name of the optionee; (B) the number of shares of Company Common Stock subject to such Company Option at the time of grant; (C) the number of shares of Company Common Stock subject to such Company Option as of the date of this Agreement; (D) the exercise price of such Company Option; (E) the date on which such Company Option was granted; (F) the applicable vesting schedule, including the number of vested and unvested shares subject to such Company Option; (G) the date on which such Company Option expires; and (H) whether such Company Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option; and (I) whether or not such Company Option is an “early exercise” stock option. The Company has made available to Yumanity an accurate and complete copy of each of the Equity Incentive Plans and all forms of stock option agreements approved for use thereunder. No vesting of Company Options or Company RSUs will accelerate in connection with the closing of the Contemplated Transactions. Part 2.3(b) of the Company Disclosure Schedule sets forth the following information with respect to each Company RSU outstanding as of the date of this Agreement: (A) the name of the holder; (B) the number of shares of Company Common Stock subject to such Company RSUs at the time of grant; (C) the date on which such Company RSUs were granted; and (D) the applicable vesting schedule, including the number of vested and unvested shares subject to such Company RSUs.

(c)    Except for the outstanding Company Options as set forth in Section 2.3(b), the Company RSUs set forth in Section 2.3(b) and the warrants identified on Part 2.3(c) of the Company Disclosure Schedule (the “Company Warrants”) or as set forth in Part 2.3(c) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or any of its Subsidiaries; (iii) shareholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company or any of its Subsidiaries.

(d)    All outstanding shares of Company Capital Stock, as well as all options, warrants and other securities of the Company, have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Legal Requirements and (ii) all requirements set forth in applicable Contracts. The Company has made available to Yumanity accurate and complete copies of all Company Warrants. Except as identified on Part 2.3(c) of the Company Disclosure Schedule, there are no warrants to purchase capital stock of the Company outstanding on the date of this Agreement.

2.4    Financial Statements.

(a)    Part 2.4(a) of the Company Disclosure Schedule includes true and complete copies of (i) the Company’s audited consolidated balance sheet at December 31, 2020, (ii) the Company’s unaudited consolidated balance sheet at December 31, 2021, (iii) the Company Unaudited Interim Balance Sheet, (iv) the Company’s audited consolidated statements of income, cash flow and shareholders’ equity for the year ended December 31, 2020, (v) the Company’s unaudited consolidated statements of income, cash flow and shareholders’ equity for the year ended December 31, 2021, and (vi) the Company’s unaudited statements of income and cash flow for the 3 months ended March 31, 2022 and for the corresponding period in the prior fiscal year (collectively, the “Company Financials”). The Company Financials (i) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except as may be indicated in the footnotes to such Company Financials and that unaudited financial statements may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount other than as may be indicated in the notes thereto) applied on a consistent basis with the Company’s past practice unless otherwise noted therein throughout the periods indicated and (ii) fairly present in all material respects the financial condition and operating results of the Company and its consolidated Subsidiaries as of the dates and for the periods indicated therein.

(b)    Each of the Company and its Subsidiaries maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company and each of its Subsidiaries maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(c)    Part 2.4(c) of the Company Disclosure Schedule lists, and the Company has made available to Yumanity accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by the Company or any of its Subsidiaries since January 1, 2020.

(d)    Since January 1, 2020, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, president or general counsel of the Company, the Company, the Company Board of Directors or any committee thereof. Since January 1, 2020, the Company has not identified, nor have the Company’s independent auditors identified to the Company, (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company and its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (iii) any written claim or allegation regarding any of the foregoing.

2.5    Absence of Changes. Except as set forth in Part 2.5 of the Company Disclosure Schedule, between January 1, 2022 and the date of this Agreement and except as otherwise expressly contemplated by this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been (a) any material loss, damage or destruction to, or any material interruption in the use of, any of the material assets or business of the Company or any Company Subsidiary (whether or not covered by insurance), (b) any Company Material Adverse Effect or an event or development that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, or (c) any event or development that would, if occurring following the execution of this Agreement, require the consent of Yumanity pursuant to Section 4.4(b).

2.6    Title to Assets. Each of the Company and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all material tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it. All such assets are owned by the Company or a Company Subsidiary free and clear of any Encumbrances, except for: (i) any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Unaudited Interim Balance Sheet; (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company or any Company Subsidiary; and (iii) liens listed in Part 2.6 of the Company Disclosure Schedule.

2.7    Real Property; Leasehold. Neither the Company nor any Company Subsidiary owns any real property or any interest in real property, except for the leaseholds created under the real property leases identified in Part 2.7 of the Company Disclosure Schedule which are in full force and effect and with no existing default thereunder.

2.8    Intellectual Property.

(a)    Part 2.8(a) of the Company Disclosure Schedule lists all Company Registered Intellectual Property, including the jurisdictions in which each such item of Intellectual Property has been issued or registered, in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made. The Company has taken reasonable actions to maintain and protect such Company-Owned IP Rights. As of the date hereof, all registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property and recording the Company’s ownership interests therein.

(b)    The Company and its Subsidiaries own each item of Company-Owned IP Rights, free and clear of any Encumbrances.

(c)     To the Knowledge of Company, the Company IP Rights are valid and enforceable. Company has not misrepresented, or failed to disclose, any facts or circumstances in any application for any Company Registered Intellectual Property that would constitute fraud with respect to such application.

(d)    To the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries as such business is currently conducted, and as has been conducted since January 1, 2018, does not infringe, misappropriate, or violate any Third-Party IP Rights. As of the date hereof, the Company has not received any written notice, which involves a claim of infringement, misappropriation or violation of any Third-Party IP Rights.

(e)    To the Knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any material Company-Owned IP Rights, by any third party. As of the date hereof, the Company has not instituted any Legal Proceedings for infringement or misappropriation of any Company-Owned IP Rights.

(f)    Each consultant and employee involved in the creation of any material Company-Owned IP Rights for the Company has executed proprietary information, confidentiality and assignment agreements that, to extent permitted by Law, assign to the Company and/or a Company Subsidiary (or otherwise grant sufficient rights in) all Intellectual Property that are developed by the employees in the course of their employment and contain confidentiality provisions protecting confidential information of the Company, and, with respect to consultants, all Intellectual Property that are developed by such consultants in the course of performing services for the Company or any Company Subsidiaries. The Company has provided to Yumanity copies of all such forms currently used by the Company.

(g)    No (i) government funding or (ii) facilities of a university, college, other educational institution or research center were used in the development of the Company-Owned IP Rights or any other Company Registered Intellectual Property. To the Knowledge of the Company, no current or former employee, consultant or independent contractor of the Company, who was involved in, or who contributed to, the creation or development of any Company-Owned IP Rights or any other Company Registered Intellectual Property, has performed services for any government, university, college or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company.

(h)    Neither the execution and delivery or effectiveness of this Agreement nor the performance of the Company’s obligations under this Agreement will cause (a) the forfeiture or termination of, or give rise to a right of forfeiture or termination of any material Company IP Right or any other Company-Owned IP Rights, or (b) additional payment obligations by the Company in order to use or exploit material Company IP Rights or any other Company-Owned IP Rights to the same extent as the Company was permitted before the date hereof.

(i)    The Company has taken commercially reasonable efforts to protect and preserve the confidentiality of all confidential or non-public information included in the Company-Owned IP Rights that the Company intends to retain as confidential (“Company Confidential Information”). To the Knowledge of the Company, all use and/or disclosure of Company Confidential Information by or to a third party has been pursuant to the terms of a written Contract between the Company or its Subsidiaries and such third party. To the Knowledge of the Company, the Company has not experienced any breach of security or otherwise unauthorized access by third parties to Company Confidential Information and any Company Confidential Information in Company’s or any of its Subsidiaries’ possession, custody or control.

(j)    Notwithstanding anything to the contrary contained herein, the representations and warranties contained in Section 2.8 are the only representations and warranties made by the Company that address matters relating to Intellectual Property.

2.9    Agreements, Contracts and Commitments. Part 2.9 of the Company Disclosure Schedule identifies:

(a)    each Company Contract relating to any bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements, other than Company Contracts on the Company’s standard form offer letter entered into in the Ordinary Course of Business;

(b)    each Company Contract relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, not terminable at will by the Company or its Subsidiaries, except to the extent general principles of wrongful termination law may limit the Company’s, the Company’s Subsidiaries’ or such successor’s ability to terminate employees at will;

(c)    each Company Contract relating to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(d)    each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business other than indemnification agreements between the Company and any of its officers or directors;

(e)    each Company Contract containing any covenant limiting the freedom of the Company, its Subsidiaries or the Surviving Corporation to engage in any line of business or compete with any Person;

(f)    each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $50,000 and not cancelable without penalty;

(g)    each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(h)    each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $50,000 or creating any material Encumbrances with respect to any assets of the Company or any Company Subsidiary or any loans or debt obligations with officers or directors of the Company;

(i)    all material Contracts pursuant to which the Company or a Company Subsidiary grants any Person a license under any Company IP Rights, other than software licensed to customers in the Ordinary Course of Business;

(j)    other than “shrink wrap” and similar generally available commercial end-user licenses to software, all Contracts pursuant to which the Company or a Company Subsidiary is licensed to use any Third-Party IP Rights outside the Ordinary Course of Business;

(k)    each Company Contract (i) appointing a third party to distribute any Company product, service or technology (identifying any that contain exclusivity provisions); (ii) for a third party to provide services or products with respect to any pre-clinical or clinical development activities of the Company (iii) under which the Company or its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company or its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company or such Company Subsidiary; or (iv) to license any third party to manufacture or produce any Company product, service or technology or any Contract to sell, distribute or commercialize any Company products or service except agreements in the Ordinary Course of Business;

(l)    each Company Contract with any financial advisor, broker, finder, investment banker or other Person providing advisory services to the Company in connection with the Contemplated Transactions; or

(m)    any other agreement, contract or commitment which is not terminable at will (with no penalty or payment) by the Company which involves payment or receipt by the Company or its Subsidiaries under any such agreement, contract or commitment of $100,000 or more in the aggregate or obligations after the date of this Agreement in excess of $100,000 in the aggregate. The Company has made available to Yumanity accurate and complete (except for applicable redactions thereto) copies of all Company Material Contracts, including all amendments thereto. There are no Company Material Contracts that are not in written form. Except as set forth in Part 2.9 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received written notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which the Company or its Subsidiaries is a party or by which it is bound of the type described in clauses (a) through (l) above (any such agreement, contract or commitment, a “Company Material Contract”) in such manner as would permit any party to cancel or terminate any Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to be material. The consummation of the Contemplated Transactions shall not (either alone or upon the occurrence of additional acts or events) result in any material payment or payments becoming due from the Company, any Company Subsidiary or the Surviving Corporation to any Person under any Company Contract.

2.10    Liabilities. As of the date hereof, neither the Company nor any Company Subsidiary has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or other (required to be reflected in the financial statements in accordance with GAAP) (each a “Liability”), except for: (a) Liabilities identified as such in the Company Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by the Company or its Subsidiaries since the date of the Company Unaudited Interim Balance Sheet in the Ordinary Course of Business; (c) Liabilities for performance in the Ordinary Course of Business of obligations of the Company or any Company Subsidiary under Company Contracts, including the reasonably expected performance of such Company Contracts in accordance with their terms (which would not include, for example, any instances of breach or indemnification); (d) Liabilities incurred in connection with the Contemplated Transactions; and (e) Liabilities described in Part 2.10 of the Company Disclosure Schedule.

2.11    Compliance; Permits; Restrictions.

(a)    The Company and each Company Subsidiary are, and since January 1, 2020 have been, in compliance in all material respects with all applicable Legal Requirements. No investigation, claim, suit, proceeding, audit, action or other Legal Proceeding by any Governmental Body is pending or, to the Knowledge of the Company, threatened against the

Company or any Company Subsidiary. There is no agreement, judgment, injunction, order or decree binding upon the Company or any Company Subsidiary which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any Company Subsidiary, any acquisition of material property by the Company or any Company Subsidiary or the conduct of business by the Company or any Company Subsidiary as currently conducted, (ii) is reasonably likely to have a material adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b)    Except for matters regarding the U.S. Food and Drug Administration (or any successor agency thereto) (“FDA”), the Company and its Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of the Company (the “Company Permits”) as currently conducted. Part 2.11(b) of the Company Disclosure Schedule identifies each Company Permit. Each of the Company and each Company Subsidiary is in material compliance with the terms of the Company Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of the Company, threatened in writing, which seeks to revoke, substantially limit, suspend, or materially modify any Company Permit. The rights and benefits of each material Company Permit will be available to the Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by the Company and its Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.

(c)    There are no proceedings pending or, to the Knowledge of the Company, threatened in writing with respect to an alleged material violation by the Company or any of its Subsidiaries of the Federal Food, Drug, and Cosmetic Act (as amended, the “FDCA”), FDA regulations adopted thereunder, the Controlled Substance Act or any other similar Legal Requirements promulgated by the FDA or other comparable Governmental Body responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug or medical device products (“Drug/Device Regulatory Agency”).

(d)    The Company and each of its Subsidiaries holds all required Governmental Authorizations issuable by any Drug/Device Regulatory Agency necessary for the conduct of the business of the Company or such Subsidiary as currently conducted, and, as applicable, development, clinical testing and manufacturing as currently conducted, of any of its product candidates (the “Company Product Candidates”) (collectively, the “Company Regulatory Permits”), and no such Company Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any materially adverse manner. The Company and each Company Subsidiary is in compliance in all material respects with the Company Regulatory Permits and has not received any written notice or other communication (in writing or otherwise) from any Drug/Device Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Company Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Company Regulatory Permit.

(e)    All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company or its Subsidiaries or in which the Company or its Subsidiaries or their respective current products or product candidates, including the Company Product Candidates, have participated were, and if still pending are being, conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance with the applicable regulations of the Drug/Device Regulatory Agencies and other applicable Legal Requirements, including 21 C.F.R. Parts 11, 50, 54, 56, 58, 312 and 812.

(f)    Neither the Company nor any of the Company Subsidiaries is the subject of any pending, or to the Knowledge of the Company or the Company Subsidiaries, threatened in writing investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of the Company or any of the Company Subsidiaries, neither the Company nor any of the Company Subsidiaries has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of the Company, any of its Subsidiaries or any of their respective officers, employees or agents has been debarred or convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Legal Requirement. To the Knowledge of the Company, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against the Company, any Company Subsidiary or any of their respective officers, employees or agents.

2.12    Anti-Corruption Compliance; Trade Control Laws and Sanctions.

(a)    For the past three years, Company, and its directors, officers and employees, and, to the knowledge of Company, its distributors, agents, representatives, sales intermediaries and or other Persons acting on behalf of Company have been in compliance in all material respects with all applicable Anti-Corruption Laws and Trade Control Laws.

(b)    For the past three years, Company has had in place policies, procedures, controls and systems reasonably designed to ensure compliance with all applicable Anti-Corruption Laws and Trade Control Laws.

(c)    None of Company, or any director, officer, employee or, to Company’s Knowledge, agent of Company is a Sanctioned Person.

(d)    There are no pending, or, to the knowledge of Company, threatened, actions, suits, proceedings, inquiries or investigations by any Governmental Body against Company with respect to any Anti-Corruption Laws or Trade Control Laws. In the past three years, Company has not been subject to any such actions, suits, proceedings, inquiries or investigations or made, nor, as of the date hereof, is aware of any reason to or intends to make any disclosure (voluntary or otherwise) to any Governmental Body with respect to any violation, potential violation, or Liability arising under or relating to any Anti-Corruption Laws or Trade Control Laws.

(e)    For the past three years, Company has maintained and currently maintains (i) books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Company, and (ii) internal accounting controls sufficient to provide reasonable assurances that all transactions and access to assets of Company were, have been and are executed only in accordance with management’s general or specific authorization.

2.13    Tax Matters.

(a)    All income and other material Tax Returns required to have been filed by the Company and each Company Subsidiary have been timely filed (taking into account any extension of time within which to file) with the applicable Governmental Body. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Legal Requirements. No claim has ever been made by any Governmental Body in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that it is subject to taxation by that jurisdiction.

(b)    All material Taxes due and owing by the Company or any Company Subsidiary (whether or not shown on any Tax Return) have been paid. The unpaid Taxes of the Company and any Company Subsidiary have been reserved for on the Company Unaudited Interim Balance Sheet in accordance with GAAP. Since the date of the Company Unaudited Interim Balance Sheet, neither the Company nor any Company Subsidiary has incurred any material Liability for Taxes outside the Ordinary Course of Business.

(c)    The Company and each Company Subsidiary have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(d)    There are no material Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on Company’s Unaudited Interim Balance Sheet) upon any of the assets of the Company or any Company Subsidiary.

(e)    No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Governmental Body with respect to the Company or any Company Subsidiary which agreement or ruling would be effective after the Closing Date.

(f)    No material deficiencies for Taxes with respect to the Company or any Company Subsidiary have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other Legal Proceedings for or relating to any liability in respect of Taxes of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of Taxes, agreed to any extension of time with respect to a Tax assessment or deficiency or for filing any Tax Return, or consented to extend the period in which Tax may be assessed or collected by any Tax authority.

(g)    The Company has never been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h)    Neither the Company nor any Company Subsidiary is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or other similar agreement or arrangement (other than customary commercial Contracts the principal subject matter of which is not Taxes).

(i)    Neither the Company nor any Company Subsidiary has ever been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is the Company). Neither the Company nor any Company Subsidiary has any Liability for the Taxes of any Person (other than the Company and any Company Subsidiary) under Treasury Regulations section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by Contract, or otherwise (other than customary commercial Contracts the principal subject matter of which is not Taxes).

(j)    Neither the Company nor any Company Subsidiary has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any similar provision of state, local, or non-U.S. law).

(k)    Neither the Company nor any Company Subsidiary has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2).

(l)    Neither the Company nor any Company Subsidiary (i) is a “controlled foreign corporation” as defined in Section 957 of the Code, (ii) is a “passive foreign investment company” within the meaning of Section 1297 of the Code, (iii) has ever been subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment (within the meaning of an applicable Tax treaty) or other place of business in such other country, or (iv) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) or is treated as a U.S. corporation under Section 7874(b) of the Code.

(m)    Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) consummated on or prior to the Closing Date; (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; or (vii) election under Section 108(i) of the Code (or any similar provision of state, local or foreign Law). The Company has not made any election under Section 965(h) of the Code.

(n)    Neither the Company nor any Company Subsidiary has taken or agreed to take any action, or has any knowledge of any fact or circumstance, that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(o)    Neither the Company nor any Company Subsidiary has deferred the payment of any employer payroll Taxes pursuant to the CARES Act.

2.14    Employee Benefit Plans.

(a)    Part 2.14(a) of the Company Disclosure Schedule lists all material Company Employee Plans. “Company Employee Plans” shall mean: (i) all employee benefit plans (as defined in Section 3(3) of ERISA whether or not subject to ERISA) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other material benefit plans, programs or arrangements, and all employment, termination or severance Contracts to which the Company or any of its Subsidiaries is a party (except for offer letters or employment agreements that provide for employment that is terminable at will and without material cost or liability to the Company or its Subsidiaries), with respect to which the Company or any of its Subsidiaries has or could reasonably be expected to have any obligation or that are maintained, contributed to or sponsored by the Company or any Company Affiliate for the benefit of any current or former employee, officer or director of the Company or any Company Affiliate and (ii) and any material consulting contracts, arrangements or understandings between the Company or any Company Affiliate and any natural person consultant of the Company or any Company Affiliate.

(b)    The Company has made available to Yumanity a true and complete copy of each material Company Employee Plan and has made available to Yumanity a true and complete copy of each material plan document (or, for any unwritten Company Employee Plan, a written description of the material terms of such Company Employee Plan) (except for individual written Company Option agreements, in which case only forms of such agreements have been made available, unless such individual agreements materially differ from such forms), including as applicable (i) a copy of each trust or other funding arrangement, (ii) the most recent summary plan description and summary of material modifications, (iii) annual reports on IRS Form 5500 for the most recent plan year, (iv) the most recently received IRS determination letter for each such Company Employee Plan, (v) the most recently prepared actuarial report and financial statement in connection with each such Company Employee Plan for each of the prior three (3) years, and (vi) any material non-routine correspondence received or submitted to any Governmental Body within the prior three (3) years. Neither the Company nor any Company Subsidiary has any express or implied commitment (i) to create, enter into, incur liability with respect to or cause to exist any other material employee benefit plan, program or arrangement, (ii) to enter into any Contract to provide compensation or benefits to any individual other than in the Ordinary Course of Business, or (iii) to modify, change or terminate any Company Employee Plan, other than with respect to a modification, change or termination required by ERISA, the Code or other applicable law.

(c)    No Company Employee Plan is, and neither the Company nor any of its Subsidiaries or Company Affiliates has ever maintained, contributed to, or had any liability or obligation to contribute to, (i) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”), (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code) (a “Multiple Employer Plan”), (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), (iv) a funded welfare benefit plan (within the meaning of Section 210 of ERISA or Section 413(c) of the Code (a “Funded Welfare Plan”), or (v) any plan that is subject to Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA.

(d)    None of the Company Employee Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director of the Company or any Company Subsidiary, except as required by Section 4980B of the Code, Part 6 of Title I of ERISA or similar applicable law.

(e)    Except as provided in this Agreement or as set forth in Part 2.14(e) of the Company Disclosure Schedule, the execution of this Agreement and the consummation of the Contemplated Transactions (alone or together with any other event which, standing alone, would not by itself trigger such entitlement or acceleration) will not (i) entitle any person to any payment, forgiveness of indebtedness, vesting, distribution, or increase in benefits under or with respect to any Company Employee Plan, (ii) otherwise trigger any acceleration (of vesting or payment of benefits or otherwise) under or with respect to any Company Employee Plan, (iii) trigger any obligation to fund any Company Employee Plan, (iv) limit the right to merge, amend or terminate any Company Employee Plan or (v) result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Code Section 280G) with respect to the Company and its Subsidiaries of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Section 280G of the Code), determined without regard to the application of Section 280G(b)(5) of the Code.

(f)    No current or former director, employee, or consultant of the Company is entitled to receive a tax gross-up or “make-whole” payment from the Company with respect to any taxes that may be imposed upon such individual pursuant to Section 409A of the Code, Section 4999 of the Code, or otherwise.

(g)    Each Company Employee Plan has been established and operated in all material respects in accordance with its terms and the requirements of all applicable Laws including ERISA and the Code. The Company and Company’s Subsidiaries have performed all material obligations required to be performed by them under and are not in material default under or in material violation of, and, to the Knowledge of the Company, there is no material default or material violation by any party to, any Company Employee Plan. No Legal Proceeding is pending or threatened with respect to any Company Employee Plan (other than routine claims for benefits in the Ordinary Course of Business), and to the Knowledge of the Company, there is no reasonable basis for any such Legal Proceeding.

(h)    Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination, notification or advisory letter with respect to such qualification, or may rely upon an opinion letter for a prototype plan, and no event or omission has occurred that would cause any Company Employee Plan to lose such qualification or require corrective action to the IRS Employee Plans Compliance Resolution System to maintain such qualification.

(i)    There has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and not otherwise exempt under Section 408 of ERISA) with respect to any Company Employee Plan that would reasonably be expected to result in liability to the Company or any of its Subsidiaries. All contributions, premiums or payments required to be made with respect to any Company Employee Plan have been made on or before their due dates, except as would not result in material liability to the Company or its Subsidiaries. There are no claims pending or threatened, other than routine claims for benefits. All reports, returns and similar documents required to be filed with any Governmental Body or distributed to any Plan participant have been timely filed or distributed.

(j)    Each Company Employee Plan that is in any part a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No Company Employee Plan or Company Option (whether currently outstanding or previously exercised) is, has been or would be, as applicable, subject to any tax, penalty or interest under Section 409A of the Code.

(k)    No Company Employee Plan is subject to the laws of any jurisdiction outside the United States.

2.15    Labor and Employment.

(a)    The Company and its Subsidiaries are in compliance in all material respects with all applicable Laws relating to the employment of labor, including but not limited to those related to wages, hours, collective bargaining, equal employment opportunity, occupational health and safety, immigration, individual and collective consultation, notice of termination, and redundancy, and are not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing. There is no charge or other Legal Proceeding pending or, to the Knowledge of the Company, threatened or reasonably anticipated before the U.S. Equal Employment Opportunity Commission (the “EEOC”), any court, or any other Governmental Authority of competent jurisdiction with respect to the employment practices of the Company or any Company Subsidiary, except as described on Part 2.15(a) of the Company Disclosure Schedule. Neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, the EEOC or any other Governmental Authority of competent jurisdiction relating to employees or employment practices. Neither the Company nor any Company Subsidiary has received any notice of intent by the EEOC or any other Governmental Authority of competent jurisdiction responsible for the enforcement of labor or employment Laws to conduct an investigation or inquiry relating to the Company or any Company Subsidiary, and to the Knowledge of the Company, no such investigation or inquiry is in progress. The employment of all employees of the Company and its Subsidiaries is terminable at will without cost or liability to the Company or its Subsidiaries, except for amounts earned prior to the time of termination and except as set forth in Part 2.15(a) of the Company Disclosure Schedule).

(b)    The Company has made available to Yumanity a list of each employee and consultant that provides services to the Company or any Company Subsidiary and the location in which each such employee and consultant is based and primarily performs his or her duties or services. No Key Employee has advised the Company or any Company Subsidiary in writing of his or her intention to terminate his or her relationship as an employee of the Company or such Subsidiary for any reason, including because of the consummation of the Contemplated Transactions and, except as set forth in Part 2.15(b) of the Company Disclosure Schedule, the Company and the Subsidiary have no plans or intentions to terminate any such Key Employee. Part 2.15(b) of the Company Disclosure Schedule sets forth a complete and accurate list of all offers of employment that are outstanding to any person from the Company or any Company Subsidiary.

(c)    To the Knowledge of the Company, no employee, officer or director of the Company or any Company Subsidiary is a party to, or is otherwise bound by, any Contract with a former employer, including any confidentiality, non-competition or proprietary rights agreement, that affects (i) the performance of his or her duties as an employee, officer or director of the Company or the Company Subsidiary, or (ii) the ability of the Company or any Company Subsidiary to conduct its business, in each case in any manner that would have a Company Material Adverse Effect. To the Knowledge of the Company, no employee, officer or director of the Company is in violation, in any material respect, of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement or restrictive covenant to a former employer, which violation would have a Company Material Adverse Effect.

(d)    There are no material controversies pending or, to the Knowledge of the Company, threatened between the Company or any Company Subsidiary and any of their respective present or former employees or independent contractors.

(e)    Neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement, work council agreement, work force agreement or any other labor union Contract applicable to persons employed by the Company or any Company Subsidiary; to the Knowledge of the Company, none of the employees or independent contractors of the Company or any Company Subsidiary is represented by any union, works council, or any other labor organization; and, to the Knowledge of the Company, there are no activities or proceedings of any labor union to organize any such employees or independent contractors.

(f)    There are no grievances filed pursuant to any collective bargaining agreement, work council agreement or other labor contract currently pending against the Company or any Company Subsidiary. There are no unfair labor practice complaints pending, or, to the Knowledge of Company, threatened, against the Company or any Company Subsidiary before the National Labor Relations Board or any court, tribunal or other Governmental Authority of competent jurisdiction, or any current union representation questions involving employees of the Company or any Company Subsidiary. There is no strike, slowdown, work stoppage lockout, or similar labor disputes, or, to the Knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any Company Subsidiary.

(g)    Except as would not result in material liability to the Company, all individuals who are or were performing consulting or other services for the Company or any Company Subsidiary have been correctly classified by the Company or the Company Subsidiary in all material respects as either “independent contractors” or “employees” as the case may be. Except as would not result in material liability to the Company or its Subsidiaries, all individuals who are classified as exempt and are or were performing services for the Company or any Company Subsidiary have been correctly classified by the Company or the Company Subsidiary in all material respects as “exempt” from all applicable wage and hour Laws, including but not limited to Laws governing minimum wage, overtime compensation, meal periods and rest breaks.

(h)    The Company and each Company Subsidiary is in compliance with all Laws applicable to employment and employment practices, including all Laws respecting terms and conditions of employment, wages, hours, equal employment opportunity, employment discrimination, worker classification (including the proper classification of workers as independent contractors and consultants and exempt or non-exempt), immigration, work authorization, occupational health and safety, workers’ compensation, the payment of social security and other employment taxes, disability rights or benefits, plant closures and layoffs, affirmative action and affirmative action plans, labor relations, employee leave issues and unemployment insurance.

2.16    Environmental Matters. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and each Company Subsidiary is in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof. Neither the Company nor any Company Subsidiary has received since January 1, 2020 any written notice or other communication (in writing or otherwise), whether from a Governmental Body or employee, that alleges that the Company or any Company Subsidiary is not in compliance with any Environmental Law, and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s or any of its Subsidiaries’ compliance with any Environmental Law in the future. To the Knowledge of the Company: (i) no current or prior owner of any property currently or then leased or controlled by the Company or any of its Subsidiaries has received since January 1, 2020 any written notice or other communication (in writing or otherwise) relating to property owned or leased by the Company or any of its Subsidiaries, whether from a Governmental Body or employee, that alleges that such current or prior owner or the Company or any of its Subsidiaries is not in compliance with or has violated any Environmental Law relating to such property and (ii) neither the Company nor any of its Subsidiaries has any material liability under any Environmental Law that would reasonably be expected to have a Company Material Adverse Effect.

2.17    Insurance.

(a)    The Company has made available to Yumanity accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and each Company Subsidiary. Each of the insurance policies is in full force and effect and the Company and each Company Subsidiary are in material compliance with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2020, neither the Company nor any Company Subsidiary has received any written notice or other written communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy. To the Knowledge of the Company, there is no pending workers’ compensation or other claim under or based upon any insurance policy of the Company or any Company Subsidiary. All information provided to insurance carriers (in applications and otherwise) on behalf of the Company and each Company Subsidiary is accurate and complete in all material respects. The Company and each Company Subsidiary have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened in writing against the Company or any Company Subsidiary, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or, to the Knowledge of the Company, informed the Company or any Company Subsidiary of its intent to do so.

(b)    The Company has made available to Yumanity accurate and complete copies of the existing policies (primary and excess) of directors’ and officers’ liability insurance maintained by the Company and each Company Subsidiary as of the date of this Agreement (the “Existing Company D&O Policies”). Part 2.17(b) of the Company Disclosure Schedule accurately sets forth the most recent annual premiums paid by the Company and each Company Subsidiary with respect to the Existing Company D&O Policies.

2.18    Legal Proceedings; Orders.

(a)    Except as set forth in Part 2.18(a) of the Company Disclosure Schedule, there is no pending Legal Proceeding, and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves the Company or any of its Subsidiaries, any Company Associate (in his or her capacity as such) or any of the material assets owned or used by the Company or its Subsidiaries; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions. To the Knowledge of the Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will give rise to or serve as the basis for the commencement of any meritorious Legal Proceeding.

(b)    There is no order, writ, injunction, judgment or decree to which the Company or any Company Subsidiary, or any of the material assets owned or used by the Company or any Company Subsidiary, is subject. To the Knowledge of the Company, no officer or other Key Employee of the Company or any Company Subsidiary is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or any Company Subsidiary or to any material assets owned or used by the Company or any Company Subsidiary.

2.19     Authority; Binding Nature of Agreement. The Company and each Company Subsidiary have all necessary corporate power and authority to enter into and to perform its obligations under this Agreement. The Company Board of Directors (at one or more meetings duly called and held) has: (a) determined that the Contemplated Transactions are advisable and fair to and in the best interests of the Company and its shareholders; (b) duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Contemplated Transactions, subject to the Required Company Shareholder Vote; and (c) recommended the adoption and approval of this Agreement by the holders of Company Capital Stock. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Yumanity, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Prior to the execution of the Company Shareholder Support Agreements, the Company Board of Directors approved the Company Shareholder Support Agreements and the transactions contemplated thereby.

2.20    Vote Required. The affirmative vote of a majority of the shares of the Company Voting Common Stock, as outstanding on the record date for the Company Shareholder Written Consent and entitled to vote thereon (the “Required Company Shareholder Vote”) is the only vote of the holders of any class or series of Company Capital Stock necessary to adopt or approve this Agreement and approve the Contemplated Transactions and the matters set forth in Section 5.2(a).

2.21    Non-Contravention; Consents. Subject to Part 2.21 of the Company Disclosure Schedule, and subject to obtaining the Required Company Shareholder Vote, the filing of the Articles of Merger required by the WBCA and any filings or notifications that may be required in connection with the Contemplated Transactions under any US or non-US antitrust, merger control, or competition laws, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a)    contravene, conflict with or result in a violation of (i) any of the provisions of the articles of incorporation, bylaws or other charter or organizational documents of the Company or (ii) any resolution adopted by the Company shareholders, the Company Board of Directors or any committee of the Company Board of Directors;

(b)    contravene, conflict with or result in a material violation of, or give any Governmental Body or, to the Knowledge of the Company, other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which the Company or its Subsidiaries, or any of the assets owned or used by the Company or its Subsidiaries, is subject;

(c)    contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or its Subsidiaries or that otherwise relates to the business of the Company or its Subsidiaries or to any of the material assets owned or used by the Company or its Subsidiaries;

(d)    contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Company Contract; (ii) a rebate, chargeback, penalty or change in delivery schedule under any such Company Contract; (iii) accelerate the maturity or performance of any Company Contract; or (iv) cancel, terminate or modify any term of any Company Contract, except, in the case of any Company Material Contract, any non-material breach, default, penalty or modification and, in the case of all other Company Contracts, any breach, default, penalty or modification that would not result in a Company Material Adverse Effect;

(e)    result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by the Company or its Subsidiaries (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of the Company); or

(f)    result in the transfer of any material asset of the Company or its Subsidiaries to any Person.

Except (i) for any Consent set forth in Part 2.21 of the Company Disclosure Schedule under any Company Contract, (ii) the filing of the Articles of Merger with the Secretary of State of the State of Washington pursuant to the WBCA, and (iii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither the Company nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

2.22    No Financial Advisor. Except as set forth in Part 2.22 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

2.23    Privacy. The Company has complied in all material respects with all Privacy Obligations and its respective internal and external privacy policies relating to the use, collection, storage, disclosure and transfer of any Personal Information collected by the Company or by third parties having authorized access to the records of the Company. The execution, delivery and performance of this Agreement will comply in all material respects with all Privacy Obligations and with the Company’s privacy policies. The Company has not received a written complaint regarding the Company’s collection, use or disclosure of Personal Information. There has been no (i) unauthorized acquisition of, access to, loss of, misuse (by any means) of any Sensitive Data, or (ii) unauthorized or unlawful processing of any Sensitive Data or Personal Information, in each case, used or held for use by or on behalf of the Company. No Person has, in the last three (3) years, threatened to bring any proceeding pursuant to any written notice, or commenced any proceeding with respect to the Company’s privacy, security or data protection practices, including any loss, damage or unauthorized access, use, disclosure, modification or other misuse of any Personal Information maintained by, or on behalf of, the Company and, to the Company’s Knowledge, there is no reasonable basis for such proceeding.

2.24    Disclosure. The information supplied by the Company and each Company Subsidiary for inclusion in the Proxy Statement (including any Company Financials and the Required Company Financials when delivered pursuant to Section 5.1(a)) will not, as of the date of the Proxy Statement or as of the date such information is prepared or presented, (i) contain any statement that is inaccurate or misleading with respect to any material facts or (ii) omit to state any material fact necessary in order to make such information, in the light of the circumstances under which such information is provided, not false or misleading.

2.25    No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Agreement, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Yumanity or Merger Sub in connection with the transactions contemplated hereby.

2.26    Disclaimer of Other Representations and Warranties. The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) each of Yumanity and Merger Sub is not making and has not made any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated by this Agreement, including the Merger, and none of the Company or its Representatives is relying on any representation or warranty of Yumanity or Merger Sub except for those expressly set forth in this Agreement, (b) no Person has been authorized by Yumanity or Merger Sub to make any representation or warranty relating to Yumanity or Merger Sub or their respective businesses, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by Yumanity or Merger Sub and (c) any estimates, projections, forecasts, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Company or any of its Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information are the subject of any express representation or warranty set forth in this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF YUMANITY AND MERGER SUB

Yumanity and Merger Sub represent and warrant to the Company as follows, except as set forth in (a) the written disclosure schedule delivered by Yumanity to the Company (the “Yumanity Disclosure Schedule”) or (b) the Yumanity SEC Documents (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof, and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature, and provided that in the event of any inconsistency between any disclosure in the Yumanity Disclosure Schedule and in the Yumanity SEC Documents, the inconsistent disclosure in the Yumanity SEC Documents shall be ignored, provided further that it is understood that the omission of a disclosure in the Yumanity Disclosure Schedule shall not be deemed, in and of itself, to be an inconsistency) filed with or furnished to the SEC by the Company on or after January 1, 2020 and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system on or before the day that is one (1) Business Day prior to the date of this Agreement. The Yumanity Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article 3. The disclosures in any section or subsection of the Yumanity Disclosure Schedule shall qualify other sections and subsections in this Article 3 to the extent it is reasonably clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The inclusion of any information in the Yumanity Disclosure Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Yumanity Material Adverse Effect, or is outside the Ordinary Course of Business.

3.1    Subsidiaries; Due Organization; Etc.

(a)    Other than Merger Sub, Yumanity has no Subsidiaries, except for the Entities identified in Part 3.1(a) of the Yumanity Disclosure Schedule; and neither Yumanity nor any of the other Entities identified in Part 3.1(a) of the Yumanity Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 3.1(a) of the Yumanity Disclosure Schedule. Yumanity has not agreed nor is obligated to make, nor is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Yumanity has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(b)    Each of Yumanity and the Yumanity Subsidiaries is a corporation or company, as applicable, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(c)    Each of Yumanity and the Yumanity Subsidiaries is qualified to do business as a foreign corporation or company, as applicable, and is in good standing (or the equivalent thereof, if applicable, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof), under the laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Yumanity Material Adverse Effect.

3.2    Certificate of Incorporation; Bylaws; Charters and Codes of Conduct. Yumanity has made available to the Company accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents, including all amendments thereto, for Yumanity and each Yumanity Subsidiary. Neither Yumanity nor any Yumanity Subsidiary has taken any action in breach or violation in any material respect of any of the material provisions of its certificate of incorporation, bylaws and other charter and organizational documents nor is in breach or violation in any material respect of any of the material provisions of its certificate of incorporation, bylaws and other charter and organizational documents.

3.3    Capitalization, Etc.

(a)    The authorized capital stock of Yumanity consists of (i) 125,000,000 shares of Yumanity Common Stock, par value $0.001 per share, of which 10,846,945 shares have been issued and are outstanding as of June 3, 2022 (the “Capitalization Date”) and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share, of which no shares are issued and outstanding as of the Capitalization Date. Yumanity does not hold any shares of its capital stock in its treasury. All of the outstanding shares of Yumanity Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding shares of Yumanity Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of Yumanity Capital Stock is subject to any right of first refusal in favor of Yumanity. Except as contemplated herein and except as identified on Part 3.3(a)(i) of the Yumanity Disclosure Schedule, there is no Yumanity Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Yumanity Capital Stock. Yumanity is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Yumanity Capital Stock or other securities. Part 3.3(a)(ii) of the Yumanity Disclosure Schedule accurately and completely describes all repurchase rights held by Yumanity with respect to shares of Yumanity Capital Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

(b)    Except for the Yumanity 2016 Stock Option and Incentive Plan (the “2016 Plan”), the Yumanity 2016 Employee Stock Purchase Plan (the “ESPP”), the Yumanity 2018 Stock Option and Grant Plan (the “2018 Plan”) or the Yumanity 2021 Inducement Plan (the “2021 Plan”), or except as set forth in Part 3.3(b) of the Yumanity Disclosure Schedule, Yumanity does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date hereof, Yumanity has reserved 699,061 shares of Yumanity Common Stock for issuance under the 2016 Plan, 48,564 shares of Yumanity Common Stock for issuance under the ESPP, 1,527,210 shares of Yumanity Common Stock for issuance under the 2018 Plan and 400,000 shares of Yumanity Common Stock for issuance under the 2021 Plan. As of the date hereof, of such reserved shares of Yumanity Common Stock, 1,441,257 shares of Yumanity Common Stock may be issued upon the exercise of outstanding stock options and the vesting of outstanding restricted stock units as of the Capitalization Date, 556,338 shares remain available for future issuance pursuant to the 2016 Plan, 203,321 shares remain available for future issuance pursuant to the 2018 Plan and 248,725 shares remain available for future issuance pursuant to the 2021 Plan. Part 3.3(b)(i) of the Yumanity Disclosure Schedule sets forth the following information with respect to each Yumanity Option outstanding as of the date of this Agreement: (A) the name of the optionee; (B) the number of shares of Yumanity Common Stock subject to such Yumanity Option at the time of grant; (C) the number of shares of Yumanity Common Stock subject to such Yumanity Option as of the date of this Agreement; (D) the exercise price of such Yumanity Option; (E) the date on which such Yumanity Option was granted; (F) the applicable vesting schedule, including the number of vested and unvested shares subject to such Yumanity Option; (G) the date on which such Yumanity

Option expires; (H) whether such Yumanity Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option; and (I) whether or not such Yumanity Option is an “early exercise” stock option. Yumanity has made available to the Company an accurate and complete copy of the 2016 Plan, the ESPP, the 2018 Plan and the 2021 Plan and the forms of all equity awards approved for use thereunder. Except as provided in this Agreement, no vesting of Yumanity Options or Yumanity RSUs will accelerate in connection with the closing of the Contemplated Transactions. Part 3.3(b)(ii) of the Yumanity Disclosure Schedule sets forth the following information with respect to each Yumanity RSU outstanding as of the date of this Agreement: (A) the name of the holder; (B) the number of shares of Yumanity Common Stock subject to such Yumanity RSUs at the time of grant; (C) the number of shares of Yumanity Common Stock subject to such Yumanity RSUs as of the date of this Agreement; (D) the date on which such Yumanity RSUs were granted; and (E) the applicable vesting schedule, including the number of vested and unvested shares subject to such Yumanity RSUs. Part 3.3(b)(iii) of the Yumanity Disclosure Schedule sets forth the following information with respect to each Yumanity RSA outstanding as of the date of this Agreement: (A) the name of the holder; (B) the number of shares of Yumanity Common Stock subject to such Yumanity RSAs at the time of grant; (C) the number of shares of Yumanity Common Stock subject to such Yumanity RSAs as of the date of this Agreement; (D) the date on which such Yumanity RSAs were granted; and (E) the applicable vesting schedule, including the number of vested and unvested shares subject to such Yumanity RSAs.

(c)    Except for the outstanding Yumanity Options as set forth in Section 3.3(b), for the warrants identified in Yumanity’s most recent Quarterly Report on Form 10-Q filed with the SEC as of the date hereof (the “Yumanity Warrants”) or as set forth in Part 3.3(c) of the Yumanity Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Yumanity or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Yumanity or any of its Subsidiaries; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Yumanity or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Yumanity or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Yumanity or any of its Subsidiaries.

(d)    All outstanding shares of Yumanity Capital Stock, as well as all options, warrants and other securities of Yumanity have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts. Yumanity has made available to the Company accurate and complete copies of all Yumanity Warrants. Except as identified on Part 3.3(c) of the Yumanity Disclosure Schedule, there are no warrants to purchase capital stock of Yumanity outstanding on the date of this Agreement.

3.4    SEC Filings; Financial Statements.

(a)    Yumanity has made available to the Company accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Yumanity with the SEC since January 1, 2020 (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “Yumanity SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov. Except as set forth in Part 3.4(a) of the Yumanity Disclosure Schedule, all material statements, reports, schedules, forms and other documents required to have been filed by Yumanity or its officers with the SEC have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Yumanity SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, to Yumanity’s Knowledge, as of the time they were filed, none of the Yumanity SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent that the information in such Yumanity SEC Document has been amended or superseded by a later Yumanity SEC Document filed prior to the date hereof. The certifications and statements required by (A) Rule 13a-14 under the Exchange Act and (B) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Yumanity SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Legal Requirements. As used in this Article 3, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b)    The financial statements (including any related notes) contained or incorporated by reference in the Yumanity SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present in all material respects the consolidated financial position of Yumanity as of the respective dates thereof and the results of operations and cash flows of Yumanity for the periods covered thereby. Other than as expressly disclosed in the Yumanity SEC Documents filed prior to the date hereof, there has been no material change in Yumanity’s accounting methods or principles that would be required to be disclosed in Yumanity’s financial statements in accordance with GAAP. The books of account and other financial records of Yumanity and each of its Subsidiaries are true and complete in all material respects.

(c)    Yumanity’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the Knowledge of Yumanity, “independent” with respect to Yumanity within the meaning of Regulation S-X under the Exchange Act; and (iii) to the

Knowledge of Yumanity, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(d)    Except as set forth in Part 3.4(d) of the Yumanity Disclosure Schedule, from January 1, 2020, through the date hereof, Yumanity has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Yumanity Common Stock on the Nasdaq Global Market. Yumanity has not disclosed any unresolved comments in its Yumanity SEC Documents.

(e)    Since January 1, 2020, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer or chief financial officer of Yumanity, the Yumanity Board of Directors or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f)    Yumanity is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of the Nasdaq Global Market.

(g)    Yumanity maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Yumanity maintains records that in reasonable detail accurately and fairly reflect Yumanity’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Yumanity Board of Directors, and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Yumanity’s assets that could have a material effect on Yumanity’s financial statements. Yumanity has evaluated the effectiveness of Yumanity’s internal control over financial reporting and, to the extent required by applicable law, presented in any applicable Yumanity SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Yumanity has disclosed to Yumanity’s auditors and the Audit Committee of the Yumanity Board of Directors (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Yumanity’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Yumanity’s internal control over financial reporting. Except as disclosed in the Yumanity SEC Documents filed prior to the date hereof, Yumanity has not identified any material weaknesses in the design or operation of Yumanity’s internal control over financial reporting. Since January 1, 2020, there have been no material changes in Yumanity’s internal control over financial reporting.

(h)    Yumanity’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Yumanity in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Yumanity’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

(i)    Since January 1, 2020, (i) Yumanity has not received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Yumanity’s internal accounting controls relating to periods after January 1, 2020, including any material complaint, allegation, assertion or claim that Yumanity has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date of this Agreement which have no reasonable basis), and (ii) no attorney representing Yumanity, whether or not employed by Yumanity, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, relating to periods after January 1, 2020, by Yumanity or agents to the Yumanity Board of Directors or any committee thereof or, to the Knowledge of Yumanity, to any director or officer of Yumanity.

3.5    Absence of Changes. Except as set forth in Part 3.5 of the Yumanity Disclosure Schedule, between January 1, 2022 and the date of this Agreement and except as otherwise expressly contemplated by this Agreement, Yumanity has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been (a) any material loss, damage or destruction to, or any material interruption in the use of, any of the material assets or business of Yumanity or any Yumanity Subsidiary (whether or not covered by insurance), (b) any Yumanity Material Adverse Effect or an event or development that would, individually or in the aggregate, reasonably be expected to have a Yumanity Material Adverse Effect, or (c) any event or development that would, if occurring following the execution of this Agreement require the consent of the Company pursuant to Section 4.4(a).

3.6     Intellectual Property.

(a)    Part 3.6(a) of the Yumanity Disclosure Schedule lists: (i) all Yumanity Registered Intellectual Property, including the jurisdictions in which each such item of Intellectual Property has been issued or registered, in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made and (ii) all actions that are required to be taken by Yumanity within 60 days of the date hereof with respect to such Yumanity-Owned IP Rights in order to avoid prejudice to, impairment or abandonment of such Yumanity-Owned IP Rights. Yumanity has taken reasonable actions to maintain and protect such Yumanity-Owned IP Rights. As of the date hereof, all registration, maintenance and renewal fees currently due in connection with such Yumanity Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Yumanity Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Yumanity Registered Intellectual Property and recording Yumanity’s ownership interests therein.

(b)    Yumanity and the Yumanity Subsidiaries own each item of Yumanity-Owned IP Rights, free and clear of any Encumbrances.

(c)     To the Knowledge of Yumanity, the Yumanity IP Rights are valid and enforceable. Yumanity has not misrepresented, or failed to disclose, any facts or circumstances in any application for any Yumanity Registered Intellectual Property that would constitute fraud with respect to such application.

(d)    To the Knowledge of Yumanity, the operation of the business of Yumanity and the Yumanity Subsidiaries as such business is currently conducted, as has been conducted since January 1, 2018, does not infringe, misappropriate, or violate any Third-Party IP Rights. As of the date hereof Yumanity has not received any written notice, which involves a claim of infringement or misappropriation or violation of any Third-Party IP Rights.

(e)    To the Knowledge of Yumanity, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Yumanity-Owned IP Rights, by any third party. As of the date hereof, Yumanity has not instituted any Legal Proceedings for infringement or misappropriation of any Yumanity-Owned IP Rights.

(f)    Each consultant and employee involved in the creation of any material Yumanity-Owned IP Rights for Yumanity has executed proprietary information, confidentiality and assignment agreements that, to extent permitted by Law, assign to Yumanity and/or a Yumanity Subsidiary (or otherwise grant sufficient rights in) all Intellectual Property that are developed by the employees in the course of their employment and contain confidentiality provisions protecting confidential information of the Company, and, with respect to consultants, all Intellectual Property that are developed by such consultants in the course of performing services for Yumanity or any Yumanity Subsidiaries. Yumanity has provided to the Company copies of all such forms currently used by Yumanity.

(g)     No (i) government funding or (ii) facilities of a university, college, other educational institution or research center were used in the development of the Yumanity-Owned IP Rights or any other Yumanity Registered Intellectual Property. To the Knowledge of Yumanity, no current or former employee, consultant or independent contractor of Yumanity, who was involved in, or who contributed to, the creation or development of any Yumanity-Owned IP Rights or any other Yumanity Registered Intellectual Property, has performed services for any government, university, college or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for Yumanity.

(h)    Neither the execution and delivery or effectiveness of this Agreement nor the performance of Yumanity’s obligations under this Agreement will cause (a) the forfeiture or termination of, or give rise to a right of forfeiture or termination of any material Yumanity IP Right or any other Yumanity-Owned IP Rights or (b) additional payment obligations by Yumanity in order to use or exploit material Yumanity IP Rights or any other Yumanity-Owned IP Rights to the same extent as Yumanity was permitted before the date hereof.

(i)    Yumanity has taken commercially reasonable efforts to protect and preserve the confidentiality of all confidential or non-public information included in the Yumanity-Owned IP Rights that Yumanity intends to retain as confidential (“Yumanity Confidential Information”). To the Knowledge of Yumanity, all use and/or disclosure of Yumanity Confidential Information by or to a third party has been pursuant to the terms of a written Contract between Yumanity or the Yumanity Subsidiaries and such third party. Yumanity has not experienced any breach of security or otherwise unauthorized access by third parties to Yumanity Confidential Information and any Confidential Information in Yumanity’s or any of its Subsidiaries’ possession, custody or control.

(j)    Notwithstanding anything to the contrary contained herein, the representations and warranties contained in Section 3.6 are the only representations and warranties made by Yumanity that address matters relating to Intellectual Property.

3.7    Agreements, Contracts and Commitments. Part 3.7 of the Yumanity Disclosure Schedule identifies (in each case, as applicable, excluding Contracts entered into in connection with a Permitted Asset Disposition):

(a)    each Yumanity Contract relating to any bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements, other than Yumanity Contracts on Yumanity’s standard form offer letter entered into in the Ordinary Course of Business;

(b)    each Yumanity Contract relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, not terminable at will by Yumanity or its Subsidiaries, except to the extent general principles of wrongful termination law may limit Yumanity’s, Yumanity’s Subsidiaries’ or such successor’s ability to terminate employees at will;

(c)    each Yumanity Contract relating to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment) or the value of any of the benefits of which will be calculated on the basis of the Contemplated Transactions;

(d)    each Yumanity Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business other than indemnification agreements between Yumanity and any of its officers or directors;

(e)    each Yumanity Contract containing any covenant limiting the freedom of Yumanity or its Subsidiaries to engage in any line of business or compete with any Person;

(f)    each Yumanity Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $50,000 and not cancelable without penalty;

(g)    each Yumanity Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(h)    each Yumanity Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $50,000 or creating any material Encumbrances with respect to any assets of Yumanity or any Yumanity Subsidiary or any loans or debt obligations with officers or directors of Yumanity;

(i)    all Contracts pursuant to which Yumanity or a Yumanity Subsidiary grants any Person a license under any Yumanity IP Rights, other than software licensed to customers in the Ordinary Course of Business;

(j)    other than “shrink wrap” and similar generally available commercial end-user licenses to software, all Contracts pursuant to which Yumanity or a Yumanity Subsidiary is licensed to use any Third-Party IP Rights outside the Ordinary Course of Business;

(k)    each Yumanity Contract (i) appointing a third party to distribute any Yumanity product, service or technology (identifying any that contain exclusivity provisions); (ii) for a third party to provide services or products with respect to any pre-clinical or clinical development activities of Yumanity; (iii) under which Yumanity or the Yumanity Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Yumanity or the Yumanity Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Yumanity or such Yumanity Subsidiary; or (iv) to license any third party to manufacture or produce any Yumanity product, service or technology or any Contract to sell, distribute or commercialize any Yumanity products or service, except agreements in the Ordinary Course of Business;

(l)    each Yumanity Contract with any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Yumanity in connection with the Contemplated Transactions; or

(m)    any other agreement, contract or commitment which is not terminable at will (with no penalty or payment) by Yumanity which involves payment or receipt by Yumanity or the Yumanity Subsidiaries under any such agreement, contract or commitment of $100,000 or more in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate. Yumanity has made available to the Company accurate and complete (except for applicable redactions thereto) copies of all Yumanity Material Contracts, including all amendments thereto. There are no Yumanity Material Contracts that are not in written form. Except as set forth in Part 3.7 of the Yumanity Disclosure Schedule, neither Yumanity nor any of the Yumanity Subsidiaries nor, to Yumanity’s Knowledge, as of the date of this Agreement, has any other party to a Yumanity Material Contract breached, violated or defaulted under, or received written notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which Yumanity or the Yumanity Subsidiaries is a party or by which it is bound of the type described in clauses (a) through (l) above (any such agreement, contract or commitment, an “Yumanity Material Contract”) in such manner as would permit any party to cancel or terminate any Yumanity Material Contract, or would permit any other party to seek damages which would reasonably be expected to be material. The consummation of the Contemplated Transactions shall not (either alone or upon the occurrence of additional acts or events) result in any material payment or payments becoming due from Yumanity or any Yumanity Subsidiary to any Person under any Yumanity Contract.

3.8    Liabilities. As of the date hereof, neither Yumanity nor any Yumanity Subsidiary has any Liability except for: (a) Liabilities identified as such in the Yumanity Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by Yumanity or its Subsidiaries since the date of the Yumanity Unaudited Interim Balance Sheet in the Ordinary Course of Business; (c) Liabilities for performance in the Ordinary Course of Business of obligations of Yumanity or any Yumanity Subsidiary under Yumanity Contracts, including the reasonably expected performance of such Yumanity Contracts in accordance with their terms (which would not include, for example, any instances of breach or indemnification); (d) Liabilities incurred in connection with the Contemplated Transactions; and (e) Liabilities described in Part 3.8 of the Yumanity Disclosure Schedule.

3.9    Compliance; Permits; Restrictions.

(a)    Yumanity and each Yumanity Subsidiary are, and since January 1, 2020 have been, in compliance in all material respects with all applicable Legal Requirements. No investigation, claim, suit, proceeding, audit or other Legal Proceeding by any Governmental Body is pending or, to the Knowledge of Yumanity, threatened in writing against Yumanity or any Yumanity Subsidiary. There is no agreement, judgment, injunction, order or decree binding upon Yumanity or any Yumanity Subsidiary which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Yumanity or any Yumanity Subsidiary, any acquisition of material property by Yumanity or any Yumanity Subsidiary or the conduct of business by Yumanity or any Yumanity Subsidiary as currently conducted, (ii) is reasonably likely to have a material adverse effect on Yumanity’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b)    Except for matters regarding the FDA, Yumanity and the Yumanity Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of Yumanity (collectively, the “Yumanity Permits”) as currently conducted. Part 3.9(b) of the Yumanity Disclosure Schedule identifies each Yumanity Permit. Each of Yumanity and each Yumanity Subsidiary is in material compliance with the terms of the Yumanity Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of Yumanity, threatened in writing, which seeks to revoke, substantially limit, suspend, or materially modify any Yumanity Permit. The rights and benefits of each material Yumanity Permit will be available to the Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by Yumanity and the Yumanity Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.

(c)    There are no proceedings pending or, to the Knowledge of Yumanity, threatened in writing with respect to an alleged material violation by Yumanity or any of the Yumanity Subsidiaries of the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other similar Legal Requirements promulgated by the FDA or a Drug/Device Regulatory Agency.

(d)    Yumanity and each of the Yumanity Subsidiaries holds all required Governmental Authorizations issuable by any Drug/Device Regulatory Agency necessary for the conduct of the business of Yumanity or such Subsidiary as currently conducted, and, as applicable, development, clinical testing and manufacturing as currently conducted of any of its product candidates (the “Yumanity Product Candidates”) (collectively, the “Yumanity Regulatory Permits”), and no such Yumanity Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any materially adverse manner. Yumanity and each Yumanity Subsidiary is in compliance in all material respects with the Yumanity Regulatory Permits and have not received any written notice or other written communication from any Drug/Device Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Yumanity Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Yumanity Regulatory Permit.

(e)    All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, Yumanity or the Yumanity Subsidiaries or in which Yumanity or its Subsidiaries or their respective current products or product candidates, including the Yumanity Product Candidates, have participated were, and if still pending are being, conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance with the applicable regulations of the Drug/Device Regulatory Agencies and other applicable Legal Requirements, including 21 C.F.R. Parts 50, 54, 56, 58 and 312.

(f)    Neither Yumanity nor any Yumanity Subsidiary is the subject of any pending, or to the Knowledge of Yumanity, threatened in writing investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. To the Knowledge of Yumanity or any of the Yumanity Subsidiaries, neither Yumanity nor the Yumanity Subsidiaries has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of Yumanity or any of the Yumanity Subsidiaries or any of their respective officers, employees or agents has been debarred or convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Legal Requirement. To the Knowledge of Yumanity, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened in writing against Yumanity, any Yumanity Subsidiary or any of their respective officers, employees or agents.

3.10    Anti-Corruption Compliance; Trade Control Laws and Sanctions.

(a)    For the past three years, Yumanity and the Yumanity Subsidiaries, and their respective directors, officers and employees and, to the knowledge of Yumanity, their respective distributors, agents, representatives, sales intermediaries and other Persons acting on behalf of Yumanity and the Yumanity Subsidiaries have complied in all material respects with all applicable Anti-Corruption Laws and Trade Control Laws.

(b)    For the past three years, Yumanity and each Yumanity Subsidiary had in place policies, procedures, controls and systems reasonably designed to ensure compliance with all applicable Anti-Corruption Laws and Trade Control Laws.

(c)    None of Yumanity or any of the Yumanity Subsidiaries, or any director, officer, employee or, to Yumanity’s Knowledge, agent of Yumanity or any of the Yumanity Subsidiaries is a Sanctioned Person.

(d)    There are no pending, or, to the knowledge of Yumanity, threatened, actions, suits, proceedings, inquiries or investigations by any Governmental Body against Yumanity or any Yumanity Subsidiaries with respect to any Anti-Corruption Laws or Trade Control Laws. In the past five years, none of Yumanity or any Yumanity Subsidiaries have been subject to any such actions, suits, proceedings, inquiries or investigations or made, nor, as of the date hereof, is aware of any reason to or intends to make any disclosure (voluntary or otherwise) to any Governmental Body with respect to any violation, potential violation, or Liability arising under or relating to any Anti-Corruption Laws or Trade Control Laws.

(e)    For the past three years, Yumanity and the Yumanity Subsidiaries have maintained and currently maintain (i) books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Yumanity and the Yumanity Subsidiaries, and (ii) internal accounting controls sufficient to provide reasonable assurances that all transactions and access to assets of Yumanity and the Yumanity Subsidiaries were, have been and are executed only in accordance with management’s general or specific authorization.

3.11    Tax Matters.

(a)    All income and other material Tax Returns required to have been filed by Yumanity and each Yumanity Subsidiary have been timely filed (taking into account any extension of time within which to file) with the applicable Governmental Body. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Legal Requirements. No written claim has ever been made by any Governmental Body in a jurisdiction where Yumanity or any Yumanity Subsidiary does not file Tax Returns that it is subject to taxation by that jurisdiction.

(b)    All material Taxes due and owing by Yumanity or any Yumanity Subsidiary (whether or not shown on any Tax Return) have been paid. The unpaid Taxes of Yumanity and any Yumanity Subsidiary have been reserved for on the Yumanity Unaudited Interim Balance Sheet in accordance with GAAP. Since the date of the Yumanity Unaudited Interim Balance Sheet, neither Yumanity nor any Yumanity Subsidiary has incurred any Liability for Taxes outside the Ordinary Course of Business.

(c)    Yumanity and each Yumanity Subsidiary have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(d)    No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Governmental Body with respect to Yumanity or any Yumanity Subsidiary which agreement or ruling would be effective after the Closing Date.

(e)    There are no material Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on Yumanity Unaudited Interim Balance Sheet) upon any of the assets of Yumanity or any Yumanity Subsidiary.

(f)    No material deficiencies for Taxes with respect to Yumanity or any Yumanity Subsidiary have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other Legal Proceedings for or relating to any liability in respect of Taxes of Yumanity or any Yumanity Subsidiary. Neither Yumanity nor any Yumanity Subsidiary has waived any statute of limitations in respect of Taxes, agreed to any extension of time with respect to a Tax assessment or deficiency or for filing any Tax Return outside the Ordinary Course of Business, or consented to extend the period in which Tax may be assessed or collected by any Tax authority.

(g)    Yumanity has never been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h)    Neither Yumanity nor any Yumanity Subsidiary is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or other similar agreement or arrangement, other than customary commercial Contracts the principal subject matter of which is not Taxes.

(i)    Neither Yumanity nor any Yumanity Subsidiary has ever been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is Yumanity). Neither Yumanity nor any Yumanity Subsidiary has any Liability for the Taxes of any Person (other than Yumanity and any Yumanity Subsidiary) under Treasury Regulations section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by Contract or otherwise (other than customary commercial Contracts the principal subject matter of which is not Taxes).

(j)    Neither Yumanity nor any Yumanity Subsidiary has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any similar provision of state, local, or non-U.S. law).

(k)    Neither Yumanity nor any Yumanity Subsidiary has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations section 1.6011-4(b)(2).

(l)    Neither Yumanity nor any Yumanity Subsidiary (i) is a “controlled foreign corporation” as defined in Section 957 of the Code, (ii) is a “passive foreign investment company” within the meaning of Section 1297 of the Code, (iii) has ever been subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment (within the meaning of an applicable Tax treaty) or other place of business in such other country, or (iv) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) or is treated as a U.S. corporation under Section 7874(b) of the Code.

(m)    Neither Yumanity nor any Yumanity Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) consummated on or prior to the Closing Date; (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; or (vii) election under Section 108(i) of the Code (or any similar provision of state, local or foreign Law). Yumanity has not made any election under Section 965(h) of the Code.

(n)    Neither Yumanity nor any Yumanity Subsidiary has taken or agreed to take any action, or has any knowledge of any fact or circumstance, that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(o)    Neither Yumanity nor any Yumanity Subsidiary has deferred the payment of any employer payroll Taxes pursuant to the CARES Act.

3.12    Employee Benefit Plans.

(a)    Part 3.12(a) of the Yumanity Disclosure Schedule lists all material Yumanity Employee Plans. “Yumanity Employee Plans” shall mean: (i) all employee benefit plans (as defined in Section 3(3) of ERISA whether or not subject to ERISA) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other material benefit plans, programs or arrangements, and all employment, termination or severance Contracts to which Yumanity or any of its Subsidiaries is a party (except for offer letters or employment agreements that provide for employment that is terminable at will and without material cost or liability to Yumanity or its Subsidiaries), with respect to which Yumanity or any Yumanity Affiliate has or could reasonably be expected to have any obligation or that are maintained, contributed to or sponsored by Yumanity or any Yumanity Affiliate for the benefit of any current or former employee, officer or director of Yumanity or any Yumanity Affiliate and (ii) any material consulting contracts, arrangements or understandings between Yumanity or any Yumanity Affiliate and any natural person consultant of Yumanity or any Yumanity Affiliate.

(b)    Yumanity has made available to the Company a true and complete copy of each material Yumanity Employee Plan and has made available to the Company a true and complete copy of each material plan document (or, for any unwritten Yumanity Employee Plan, a written description of the material terms of such Yumanity Employee Plan) (except for individual written Yumanity Option agreements, in which case only forms of such agreements have been made available, unless such individual agreements materially differ from such forms), including as applicable (i) a copy of each trust or other funding arrangement, (ii) the most recent summary plan description and summary of material modifications, (iii) annual reports on IRS Form 5500 for the most recent plan year, (iv) the most recently received IRS determination letter for each such Yumanity Employee Plan, (v) the most recently prepared actuarial report and financial statement in connection with each such Yumanity Employee Plan for each of the prior three (3) years, and (vi) any material non-routine correspondence received or submitted to any Governmental Body within the prior three (3) years. Neither Yumanity nor any Yumanity Affiliate has any express or implied commitment (i) to create, enter into, incur liability with respect to or cause to exist any other material employee benefit plan, program or arrangement, (ii) to enter into any Contract to provide compensation or benefits to any individual other than in the Ordinary Course of Business, or (iii) to modify, change or terminate any Yumanity Employee Plan, other than with respect to a modification, change or termination required by ERISA, the Code or other applicable law.

(c)    No Yumanity Employee Plan is, and neither Yumanity nor any Yumanity Affiliate has ever maintained, contributed or had any liability or obligation to contribute to, (i) a Multiemployer Plan, (ii) a Multiple Employer Plan, (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), (iv) a Funded Welfare Plan, or (v) any plan that is subject to Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA.

(d)    None of the Yumanity Employee Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director of Yumanity or any Yumanity Subsidiary, except as required by Section 4980B of the Code, Part 6 of Title I of ERISA or similar applicable law.

(e)    Except as provided in this Agreement or as set forth in Part 3.12(e) of the Yumanity Disclosure Schedule, the execution of this Agreement and the consummation of the Contemplated Transactions (alone or together with any other event which, standing alone, would not by itself trigger such entitlement or acceleration) will not (i) entitle any person to any payment, forgiveness of indebtedness, vesting, distribution, or increase in benefits under or with respect to any Yumanity Employee Plan, (ii) otherwise trigger any acceleration (of vesting or payment of benefits or otherwise) under or with respect to any Yumanity Employee Plan, (iii) trigger any obligation to fund any Yumanity Employee Plan (iv) limit the right to merge, amend or terminate any Yumanity Employee Plan or (v) result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Code Section 280G) with respect to Yumanity and any of its Subsidiaries of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Section 280G of the Code), determined without regard to the application of Section 280G(b)(5) of the Code.

(f)    No current or former director, employee, or consultant of Yumanity is entitled to receive a tax gross-up or “make-whole” payment from Yumanity with respect to any taxes that may be imposed upon such individual pursuant to Section 409A of the Code, Section 4999 of the Code, or otherwise.

(g)    Each Yumanity Employee Plan has been established and operated in all material respects in accordance with its terms and the requirements of all applicable Laws including ERISA and the Code. Yumanity and Yumanity’s Subsidiaries have performed all material obligations required to be performed by them under and are not in material default under or in material violation of, and, to the Knowledge of Yumanity, there is no material default or material violation by any party to, any Yumanity Employee Plan. No Legal Proceeding is pending or threatened with respect to any Yumanity Employee Plan (other than routine claims for benefits in the Ordinary Course of Business) and to the Knowledge of Yumanity, there is no reasonable basis for any such Legal Proceeding.

(h)    Each Yumanity Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination, notification or advisory letter with respect to such qualification, or may rely upon an opinion letter for a prototype plan, and no event or omission has occurred that would cause any Yumanity Employee Plan to lose such qualification or require corrective action to the IRS Employee Plans Compliance Resolution System to maintain such qualification.

(i)    There has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and not otherwise exempt under Section 408 of ERISA) with respect to any Yumanity Employee Plan that would reasonably be expected to result in liability to Yumanity or any of its Subsidiaries. All contributions, premiums or payments required to be made with respect to any Yumanity Employee Plan have been made on or before their due dates, except as would not result in material liability to Yumanity or its Subsidiaries. There are no claims pending or threatened, other than routine claims for benefits. All reports, returns and similar documents required to be filed with any Governmental Body or distributed to any Plan participant have been timely filed or distributed.

(j)    Each Yumanity Employee Plan that is in any part a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. No Yumanity Employee Plan or Yumanity Option (whether currently outstanding or previously exercised) is, has been or would be, as applicable, subject to any tax, penalty or interest under Section 409A of the Code.

(k)    No Yumanity Employee Plan is subject to the laws of any jurisdiction outside of the United States.

3.13    Labor and Employment.

(a)    Yumanity and the Yumanity Subsidiaries are in compliance in all material respects with all applicable Laws relating to the employment of labor, including but not limited to those related to wages, hours, collective bargaining, equal employment opportunity, occupational health and safety, immigration, individual and collective consultation, notice of termination, and redundancy, and are not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing. There is no charge or other Legal Proceeding pending or, to the Knowledge or Yumanity, threatened or reasonably anticipated before the EEOC, any court, or any other Governmental Authority of competent jurisdiction with respect to the employment practices of Yumanity or any Yumanity Subsidiary, except as described on Part 3.13(a) of the Yumanity Disclosure Schedule. Neither Yumanity nor any Yumanity Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, the EEOC or any other Governmental Authority of competent jurisdiction relating to employees or employment practices. Neither Yumanity nor any Yumanity Subsidiary has received any notice of intent by the EEOC or any other Governmental Authority of competent jurisdiction responsible for the enforcement of labor or employment Laws to conduct an investigation or inquiry relating to Yumanity or any Yumanity Subsidiary, and to the knowledge of Yumanity, no such investigation or inquiry is in progress. The employment of all employees of Yumanity and the Yumanity Subsidiaries is terminable at will without cost or liability to Yumanity or its Subsidiaries, except for amounts earned prior to the time of termination and except as set forth in Part 3.13(a) of the Yumanity Disclosure Schedule).

(b)    Yumanity has made available to the Company a list of each employee and consultant that provides services to Yumanity or any Yumanity Subsidiary and the location in which each such employee and consultant is based and primarily performs his or her duties or services. No Key Employee has advised Yumanity or any Yumanity Subsidiary in writing of his or her intention to terminate his or her relationship as an employee of Yumanity or such Subsidiary for any reason, including because of the consummation of the Contemplated Transactions and, except as set forth in Part 3.13(b) of the Yumanity Disclosure Schedule, Yumanity and the Subsidiary have no plans or intentions to terminate any such Key Employee. Part 3.13(b) of the Yumanity Disclosure Schedule sets forth a complete and accurate list of all offers of employment that are outstanding to any person from Yumanity or any Yumanity Subsidiary.

(c)    To the Knowledge of Yumanity, no employee, officer or director of Yumanity or any Yumanity Subsidiary is a party to, or is otherwise bound by, any Contract with a former employer, including any confidentiality, non-competition or proprietary rights agreement, that affects (i) the performance of his or her duties as an employee, officer or director of Yumanity or the Yumanity Subsidiary, or (ii) the ability of Yumanity or any Yumanity Subsidiary to conduct its business, in each case in any manner that would have a Yumanity Material Adverse Effect. To the Knowledge of Yumanity, no employee, officer or director of Yumanity is in violation, in any material respect, of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement or restrictive covenant to a former employer, which violation would have a Yumanity Material Adverse Effect.

(d)    There are no material controversies pending or, to the Knowledge of Yumanity, threatened between Yumanity or any Yumanity Subsidiary and any of their respective present or former employees or independent contractors.

(e)    Neither Yumanity nor any Yumanity Subsidiary is a party to any collective bargaining agreement, work council agreement, work force agreement or any other labor union Contract applicable to persons employed by Yumanity or any Yumanity Subsidiary; to the Knowledge of Yumanity, none of the employees or independent contractors of Yumanity or any

Yumanity Subsidiary is represented by any union, works council, or any other labor organization; and, to the Knowledge of Yumanity, there are no activities or proceedings of any labor union to organize any such employees or independent contractors.

(f)    There are no grievances filed pursuant to any collective bargaining agreement, work council agreement or other labor contract currently pending against Yumanity or any Yumanity Subsidiary. There are no unfair labor practice complaints pending, or, to the Knowledge of Yumanity, threatened, against Yumanity or any Yumanity Subsidiary before the National Labor Relations Board or any court, tribunal or other Governmental Authority of competent jurisdiction, or any current union representation questions involving employees of Yumanity or any Yumanity Subsidiary. There is no strike, slowdown, work stoppage, lockout, or similar labor disputes or, to the Knowledge of Yumanity, threat thereof, by or with respect to any employees of Yumanity or any Yumanity Subsidiary.

(g)    Except as would not result in material liability to Yumanity, all individuals who are or were performing consulting or other services for Yumanity or any Yumanity Subsidiary have been correctly classified by Yumanity or the Yumanity Subsidiary in all material respects as either “independent contractors” or “employees” as the case may be. Except as would not result in material liability to Yumanity or its Subsidiaries, all individuals who are classified as exempt and are or were performing services for Yumanity or any Yumanity Subsidiary have been correctly classified by Yumanity or the Yumanity Subsidiary in all material respects as “exempt” from all applicable wage and hour Laws, including but not limited to Laws governing minimum wage, overtime compensation, meal periods and rest breaks.

(h)    Yumanity and each Yumanity Subsidiary is in compliance with all Laws applicable to employment and employment practices, including all Laws respecting terms and conditions of employment, wages, hours, equal employment opportunity, employment discrimination, worker classification (including the proper classification of workers as independent contractors and consultants and exempt or non-exempt), immigration, work authorization, occupational health and safety, workers’ compensation, the payment of social security and other employment taxes, disability rights or benefits, plant closures and layoffs, affirmative action and affirmative action plans, labor relations, employee leave issues and unemployment insurance.

3.14    Environmental Matters. Except as would not reasonably be expected to have a Yumanity Material Adverse Effect, Yumanity and each Yumanity Subsidiary is in compliance with all applicable Environmental Laws, which compliance includes the possession by Yumanity of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof. Neither Yumanity nor any Yumanity Subsidiary has received since January 1, 2020 any written notice or other communication (in writing or otherwise), whether from a Governmental Body or employee, that alleges that Yumanity or any Yumanity Subsidiary is not in compliance with any Environmental Law, and, to the Knowledge of Yumanity, there are no circumstances that may prevent or interfere with Yumanity’s or any Yumanity Subsidiary’s compliance with any Environmental Law in the future. To the Knowledge of Yumanity: (i) no current or prior owner of any property currently or then leased or controlled by Yumanity or any Yumanity Subsidiaries has received since January 1, 2020 any written notice or other communication (in writing or otherwise)

relating to property owned or leased by Yumanity or any of its Subsidiaries, whether from a Governmental Body or employee, that alleges that such current or prior owner or Yumanity or any of the Yumanity Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (ii) neither Yumanity nor any of its Subsidiaries has any material liability under any Environmental Law that would reasonably be expected to have a Yumanity Material Adverse Effect.

3.15    Insurance.

(a)    Yumanity has made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Yumanity and each Yumanity Subsidiary. Each of the insurance policies is in full force and effect and Yumanity and each Yumanity Subsidiary is in material compliance with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2020, neither Yumanity nor any Yumanity subsidiary has received any written notice or other written communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy. To the Knowledge of Yumanity, there is no pending workers’ compensation or other claim under or based upon any insurance policy of Yumanity or any Yumanity Subsidiary. All information provided to insurance carriers (in applications and otherwise) on behalf of Yumanity and each Yumanity Subsidiary is accurate and complete in all material respects. Yumanity and each Yumanity Subsidiary have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened in writing against Yumanity or any Yumanity Subsidiary, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or, to the Knowledge of the Company, informed Yumanity or any Yumanity Subsidiary of its intent to do so.

(b)    Yumanity has made available to the Company accurate and complete copies of the existing policies (primary and excess) of directors’ and officers’ liability insurance maintained by Yumanity and each Yumanity Subsidiary as of the date of this Agreement (the “Existing Yumanity D&O Policies”). Part 3.15(b) of the Yumanity Disclosure Schedule accurately sets forth the most recent annual premiums paid by Yumanity and each Yumanity Subsidiary with respect to the Existing Yumanity D&O Policies.

3.16    Legal Proceedings; Orders.

(a)    Except as set forth in Part 3.16 of the Yumanity Disclosure Schedule, there is no pending Legal Proceeding, and, to the Knowledge of Yumanity, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Yumanity, any of its Subsidiaries, any Yumanity Associate (in his or her capacity as such) or any of the material assets owned or used by Yumanity or its Subsidiaries; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions. To the Knowledge of Yumanity, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will give rise to or serve as a basis for the commencement of any meritorious Legal Proceeding.

(b)    There is no order, writ, injunction, judgment or decree to which Yumanity or any Yumanity Subsidiary, or any of the material assets owned or used by Yumanity or any Yumanity Subsidiary is subject. To the Knowledge of Yumanity, no officer or other Key Employee of Yumanity is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of Yumanity or any Yumanity Subsidiary or to any material assets owned or used by Yumanity or any Yumanity Subsidiary.

3.17    Authority; Binding Nature of Agreement. Each of Yumanity and Merger Sub and each Yumanity Subsidiary have all necessary corporate power and authority to enter into and to perform its obligations under this Agreement. The Yumanity Board of Directors and the Board of Directors of Merger Sub (at meetings duly called and held) has: (a) determined that the Contemplated Transactions are advisable and fair to and in the best interests of such Party and its stockholders or shareholders, as applicable; (b) duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Contemplated Transactions; and (c) recommended the adoption and approval of this Agreement by the holders of Yumanity Common Stock and directed that this Agreement, the Reverse Split (to the extent applicable and deemed necessary by the Parties) and the issuance of shares of Yumanity Common Stock in the Contemplated Transactions be submitted for consideration by Yumanity’s stockholders at the Yumanity Stockholders’ Meeting. This Agreement has been duly executed and delivered by Yumanity and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Yumanity and Merger Sub (as applicable), enforceable against Yumanity or Merger Sub (as applicable) in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Prior to the execution of the Yumanity Stockholder Support Agreements, the Yumanity Board of Directors approved the Yumanity Stockholder Support Agreements and the transactions contemplated thereby. Merger Sub was formed solely to facilitate the Merger and has no assets, liabilities or operations except in connection therewith.

3.18    Vote Required. The affirmative vote of (i) the holders of a majority of the shares of Yumanity Common Stock having voting power representing a majority of the outstanding Common Stock, and (ii) the holders of a majority of the votes cast at the Yumanity Stockholders’ Meeting are the only votes of the holders of any class or series of Yumanity’s capital stock necessary to approve the Yumanity Stockholder Proposals (the “Required Yumanity Stockholder Vote”).

3.19    Non-Contravention; Consents. Subject to Part 3.19 of the Yumanity Disclosure Schedule, and subject to obtaining the Required Yumanity Stockholder Vote for the Yumanity Stockholder Proposals, the filing of the Articles of Merger required by the WBCA and any filings or notifications that may be required in connection with the Contemplated Transactions under any US or non-US antitrust, merger control, or competition laws, neither (x) the execution, delivery or performance of this Agreement by Yumanity or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a)    contravene, conflict with or result in a violation of (i) any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of Yumanity or any of its Subsidiaries, or (ii) any resolution adopted by the stockholders, the Yumanity Board of Directors or any committee of the Yumanity Board of Directors or the Board of Directors of any of its Subsidiaries;

(b)    contravene, conflict with or result in a material violation of, or give any Governmental Body or, to the Knowledge of Yumanity, other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which Yumanity or any of its Subsidiaries or any of the assets owned or used by Yumanity or any of its Subsidiaries is subject;

(c)    contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Yumanity or any of its Subsidiaries or that otherwise relates to the business of Yumanity or any of its Subsidiaries or to any of the material assets owned or used by Yumanity or any of its Subsidiaries;

(d)    contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Yumanity Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Yumanity Contract; (ii) a rebate, chargeback, penalty or change in delivery schedule under any such Yumanity Contract; (iii) accelerate the maturity or performance of any Yumanity Contract; or (iv) cancel, terminate or modify any term of any Yumanity Contract; except, in the case of any Yumanity Material Contract, any non-material breach, default, penalty or modification and in the case of all other Yumanity Contracts, any breach, default, penalty or modification that would not result in a Yumanity Material Adverse Effect;

(e)    result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Yumanity (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the material assets subject thereto or materially impair the operations of Yumanity); or

(f)    result in the transfer of any material asset of Yumanity or any Yumanity Subsidiaries to any Person.

Except (i) for any Consent set forth in Part 3.19 of the Yumanity Disclosure Schedule under any Yumanity Contract, (ii) the approval of the Yumanity Stockholder Proposals and the issuance of shares of Yumanity Common Stock, (iii) the filing of the Articles of Merger with the Secretary of State of the State of Washington pursuant to the WBCA, (iv) the filing of an amendment to Yumanity’s certificate of incorporation to effect the Reverse Split (to the extent applicable and deemed necessary by the Parties), and (v) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, Yumanity was not, is not, nor will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions.

3.20    Bank Accounts. Part 3.20 of the Yumanity Disclosure Schedule provides accurate information with respect to each account maintained by or for the benefit of Yumanity or any of its Subsidiaries at any bank or other financial institution, including the name of the bank or financial institution, the account number, the balance as of June 5, 2022 and the names of all individuals authorized to draw on or make withdrawals from such accounts.

3.21    No Financial Advisor. Except as set forth in Part 3.21 of the Yumanity Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Yumanity or any of its Subsidiaries.

3.22    Title to Assets. Each of Yumanity and the Yumanity Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all material tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it. All such assets are owned by Yumanity or a Yumanity Subsidiary free and clear of any Encumbrances, except for: (i) any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Yumanity Unaudited Interim Balance Sheet; (ii) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Yumanity or any Yumanity Subsidiary; and (iii) liens listed in Part 3.22 of the Yumanity Disclosure Schedule.

3.23    Real Property; Leasehold. Neither Yumanity nor any Yumanity Subsidiary owns any real property or any interest in real property, except for the leaseholds created under the real property leases identified in Part 3.23 of the Yumanity Disclosure Schedule, which are in full force and effect and with no existing default thereunder.

3.24    Valid Issuance. The Yumanity Common Stock to be issued in connection with the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

3.25    Privacy. Yumanity has complied in all material respects with all Privacy Obligations and its respective internal and external privacy policies relating to the use, collection, storage, disclosure and transfer of any Personal Information collected by Yumanity or by third parties having authorized access to the records of Yumanity. The execution, delivery and performance of this Agreement will comply in all material respects with all Privacy Obligations and with Yumanity’s privacy policies. Yumanity has not received a written complaint regarding Yumanity’s collection, use or disclosure of Personal Information. There has been no (i) unauthorized acquisition of, access to, loss of, misuse (by any means) of any Sensitive Data, or (ii) unauthorized or unlawful processing of any Sensitive Data or Personal Information, in each case, used or held for use by or on behalf of Yumanity. No Person has, in the last three (3) years, threatened to bring any proceeding pursuant to any written notice, or commenced any proceeding with respect to Yumanity’s privacy, security or data protection practices, including any loss, damage or unauthorized access, use, disclosure, modification or other misuse of any Personal Information maintained by, or on behalf of, Yumanity and, to Yumanity’s Knowledge, there is no reasonable basis for such proceeding.

3.26    Concurrent Financing. Yumanity has made available to the Company true, correct and complete copies of the fully executed Securities Purchase Agreement as in effect as of the date hereof, pursuant to which the Concurrent Investors have collectively committed, on the terms and subject to the conditions therein, to purchase shares of Yumanity Common Stock on the terms and subject to the conditions set forth therein. The Securities Purchase Agreement is, as of the date hereof, in full force and effect (assuming, with respect to each Concurrent Investor and the Company, that such Securities Purchase Agreement has been duly authorized, executed and delivered by each of the Company and the Concurrent Investors), and as of the date hereof, the Securities Purchase Agreement has not been withdrawn, rescinded or terminated or otherwise amended or modified in any material respect. Yumanity is not in material breach of any of the representations or warranties of Yumanity, or terms or conditions set forth in the Securities Purchase Agreement.

3.27     Disclosure. The information supplied by Yumanity and each Yumanity Subsidiary for inclusion in the Proxy Statement will not, as of the date of the Proxy Statement or as of the date such information is prepared or presented, (i) contain any statement that is inaccurate or misleading with respect to any material facts or (ii) omit to state any material fact necessary in order to make such information, in the light of the circumstances under which such information is provided, not false or misleading.

3.28    No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Agreement, neither Yumanity nor any other Person on behalf of Yumanity makes any express or implied representation or warranty with respect to Yumanity or any of its Subsidiaries or with respect to any other information provided to the Company in connection with the transactions contemplated hereby.

3.29     Disclaimer of Other Representations and Warranties. Each of Yumanity and Merger Sub acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) the Company is not making and has not made any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated by this Agreement, including the Merger, and none of Yumanity, Merger Sub or their respective Representatives is relying on any representation or warranty of the Company except for those expressly set forth in this Agreement, (b) no Person has been authorized by the Company to make any representation or warranty relating to the Company or its business, and if made, such representation or warranty must not be relied upon by Yumanity or Merger Sub as having been authorized by the Company and (c) any estimates, projections, forecasts, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Yumanity, Merger Sub or any of their Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information are the subject of any express representation or warranty set forth in this Agreement.

ARTICLE 4

CERTAIN COVENANTS OF THE PARTIES

4.1    Access and Investigation. Subject to the terms of the Confidentiality Agreement which the Parties agree will continue in full force following the date of this Agreement, during the period commencing on the date of this Agreement and ending at the Effective Time (the “Pre-Closing Period”), upon reasonable notice, each Party shall, and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; and (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate in order to enable the other Party to satisfy its obligations under the Sarbanes-Oxley Act and the rules and regulations relating thereto. Any investigation conducted by either Yumanity or the Company pursuant to this Section 4.1 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party. Without limiting the generality of any of the foregoing, during the Pre-Closing Period, each Party shall promptly make available to the other Party copies of:

(i)    the unaudited monthly consolidated balance sheets of such Party as of the end of each calendar month and the related unaudited monthly consolidated statements of operations, statements of stockholders’ equity and statements of cash flows for such calendar month, which shall be delivered within thirty (30) days after the end of such calendar month, or such longer periods as the Parties may agree to in writing;

(ii)    any written materials or communications sent by or on behalf of a Party to its stockholders or shareholders, as applicable;

(iii)    any material notice, document or other communication sent by or on behalf of a Party to any party to any Yumanity Material Contract or Company Material Contract, as applicable, or sent to a Party by any party to any Yumanity Material Contract or Company Material Contract, as applicable (other than any communication that relates solely to routine commercial transactions between such Party and the other party to any such Yumanity Material Contract or Company Material Contract, as applicable, and that is of the type sent in the Ordinary Course of Business and consistent with past practices);

(iv)    any notice, report or other document filed with or otherwise furnished, submitted or sent to any Governmental Body on behalf of a Party in connection with the Contemplated Transactions;

(v)    any non-privileged notice, document or other communication sent by or on behalf of, or sent to, a Party relating to any pending or threatened in writing Legal Proceeding involving or affecting such Party; and

(vi)    any material notice, report or other document received by a Party from any Governmental Body.

Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that such access would require such Party to waive the attorney-client privilege or attorney work product privilege, or violate any Legal Requirements applicable to such Party; provided, that such Party or its Subsidiary (i) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (ii) shall provide to the other Party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information) and (iii) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Party in order that all such information may be provided to the other Party without causing such violation or waiver.

4.2    Operation of Yumanity’s Business.

(a)    Except as set forth in Part 4.2(a) of the Yumanity Disclosure Schedule, as expressly contemplated by this Agreement, as required by applicable Law or unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period: (i) each of Yumanity and the Yumanity Subsidiaries shall conduct its business and operations: (A) in the Ordinary Course of Business; and (B) in compliance with all applicable Legal Requirements and in material compliance with the requirements of all Contracts that constitute Yumanity Material Contracts; and (ii) promptly notify the Company of: (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (B) any Legal Proceeding against, relating to, involving or otherwise affecting Yumanity or any of its Subsidiaries that is commenced, or, to the Knowledge of Yumanity, threatened against, Yumanity or any of its Subsidiaries after the date of this Agreement; and (C) any written notice or, to the Knowledge of Yumanity, other communication from any Person alleging that any material payment or other material obligation is or will be owed to such Person at any time before or after the date of this Agreement, except for invoices or other communications related to agreements or dealings in the Ordinary Course of Business, payments or obligations related to the Contemplated Transactions or payments or obligations identified in this Agreement, including the Yumanity Disclosure Schedule.

(b)    During the Pre-Closing Period, Yumanity shall promptly notify the Company in writing, by delivery of an updated Yumanity Disclosure Schedule, of: (i) the discovery by Yumanity of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by Yumanity in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by Yumanity in this Agreement if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of Yumanity; and (iv) any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Articles 6, 7 or 8 impossible or materially less likely. Without limiting the generality of the foregoing, Yumanity shall promptly advise the Company in writing of any Legal Proceeding or material, written claim threatened, commenced or asserted against or with respect to, or otherwise affecting, Yumanity or its Subsidiaries or, to the Knowledge of Yumanity, any director, officer or Key Employee of Yumanity. No notification given to the Company pursuant to this Section 4.2(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Yumanity or any of its Subsidiaries contained in this Agreement or the Yumanity Disclosure Schedule for purposes of Section 8.1.

4.3    Operation of the Company’s Business.

(a)    Except as set forth in Part 4.3(a) of the Company Disclosure Schedule, as expressly contemplated by this Agreement, as required by applicable Law or unless Yumanity shall otherwise consent in writing (such consent not to be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period: (i) each of the Company and its Subsidiaries shall conduct its business and operations: (A) in the Ordinary Course of Business; and (B) in compliance with all applicable Legal Requirements and in material compliance with the requirements of all Contracts that constitute Company Material Contracts; (ii) each of the Company and its Subsidiaries shall use commercially reasonable efforts to keep available the services of its current Key Employees and other employees and officers and maintain its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having material business relationships with the Company or its Subsidiaries; and (iii) promptly notify Yumanity of: (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (B) any Legal Proceeding against, relating to, involving or otherwise affecting the Company or any of its Subsidiaries that is commenced, or, to the Knowledge of the Company, threatened against, the Company or any of its Subsidiaries after the date of this Agreement; and (C) any written notice or, to the Knowledge of the Company, other communication from any Person alleging that any material payment or other material obligation is or will be owed to such Person at any time before or after the date of this Agreement, except for invoices or other communications related to agreements or dealings in the Ordinary Course of Business, payments or obligations related to the Contemplated Transactions or payments or obligations identified in this Agreement, including the Company Disclosure Schedule.

(b)    During the Pre-Closing Period, the Company shall promptly notify Yumanity in writing, by delivery of an updated Company Disclosure Schedule, of: (i) the discovery by the Company of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by the Company in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by the Company in this Agreement if: (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of the Company; and (iv) any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Articles 6, 7 or 8 impossible or materially less likely. Without limiting the generality of the foregoing, the Company shall promptly advise Yumanity in writing of any Legal Proceeding or material, written claim threatened in writing, commenced or asserted against or with respect to, or otherwise affecting, the Company or any of its Subsidiaries or, to the Knowledge of the Company, any director, officer or Key Employee of the Company or any of its Subsidiaries. No notification given to Yumanity pursuant to this Section 4.3(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement or the Company Disclosure Schedule for purposes of Section 7.1.

4.4    Negative Obligations.

(a)    Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Part 4.4(a) of the Yumanity Disclosure Schedule, (iii) as required by applicable Law, (iv) in connection with the Permitted Asset Disposition to the extent expressly and specifically contemplated by the Permitted Asset Disposition Agreement, or (v) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article 9 and the Effective Time, Yumanity shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i)    declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock other than (x) for shares of Yumanity Capital Stock issuable as a dividend that have accrued pursuant to the Yumanity’s certificate of incorporation, or (y) a distribution of cash up to the Excess Proceeds actually received by Yumanity from a Permitted Asset Disposition so long as such distribution does not occur earlier than three (3) Business Days prior to the anticipated Closing Date; or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Yumanity Common Stock from terminated employees of Yumanity);

(ii)    amend the certificate of incorporation, bylaws or other charter or organizational documents of Yumanity, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the Contemplated Transactions;

(iii)    except for contractual commitments in place at the time of this Agreement and disclosed in the Yumanity Disclosure Schedule, and other than in connection with the Contemplated Transactions or Yumanity’s at-the-market facility, sell, issue or grant, or authorize the issuance of (or make any commitments to do any of the foregoing): (i) any capital stock or other security (except for shares of Yumanity Common Stock issued (x) upon the valid exercise of Yumanity Options or Yumanity Warrants outstanding as of the date of this Agreement or (y) settlement of Yumanity RSUs and Yumanity RSAs outstanding as of the date of this Agreement or sales of shares of Yumanity Common Stock issued upon vesting and/or settlement of Yumanity RSUs and Yumanity RSAs outstanding as of the date of this Agreement to cover tax obligations upon such vesting and/or settlement); (ii) any option, warrant or right to acquire any capital stock or any other security; or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

(iv)    form any Subsidiary or acquire or dispose of any equity interest or other interest in any other Entity;

(v)    lend money to any Person; incur or guarantee any indebtedness for borrowed money; issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $15,000;

(vi)    other than in the Ordinary Course of Business, (w) adopt, establish or enter into any Yumanity Employee Plan; (x) cause or permit any Yumanity Employee Plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code, subject to prior review and approval (with such approval not to be unreasonably withheld, conditioned or delayed) by the Company; (y) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, employees or consultants; or (z) increase the severance or change of control benefits offered to any current or new service providers;

(vii)    other than a Permitted Asset Disposition, enter into any material transaction outside the Ordinary Course of Business;

(viii)    acquire any material asset nor, other than a Permitted Asset Disposition, sell, lease other otherwise irrevocably dispose of any of its material assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(ix)    make, change or revoke any material Tax election; file any material amendment to any Tax Return; adopt or change any material accounting method in respect of Taxes; change any annual Tax accounting period; enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement (other than commercial Contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes); enter into any closing agreement with respect to any Tax; settle or compromise any claim, notice, audit report or assessment in respect of material Taxes; apply for or enter into any ruling from any Tax authority with respect to Taxes; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(x)    enter into, amend or terminate any Yumanity Material Contract, other than entering into a Yumanity Material Contract with respect to a Permitted Asset Disposition (to the extent expressly contemplated by the Permitted Asset Disposition Agreement);

(xi)    materially change pricing or royalties or other payments set or charged by Yumanity or any Yumanity Subsidiary to its customers or licensees; agree to materially increase pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Yumanity; or materially increase pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to Yumanity;

(xii)    settle any pending or threatened Legal Proceeding against Yumanity or any of its Subsidiaries;

(xiii)    terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(xiv)    forgive any loans to any Person, including Yumanity’s employees, officers, directors or Affiliates;

(xv)    other than as required by Law or GAAP, take any action to change Yumanity’s accounting policies or procedures; or

(xvi)    agree, resolve or commit to do any of the foregoing.

(b)    Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Part 4.4(b) of the Company Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of Yumanity (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article 9 and the Effective Time, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i)     (i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock (other than for shares of Company Capital Stock issuable as a dividend that have accrued pursuant to the Company’s articles of incorporation), or (ii) repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for shares of Company Common Stock from terminated employees of the Company pursuant to contracts in effect as of the date hereof and disclosed on the Company Disclosure Schedule);

(ii)    amend the articles of incorporation, bylaws or other charter or organizational documents of the Company, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction, except as related to the Contemplated Transactions;

(iii)    except for contractual commitments in place at the time of this Agreement and disclosed in the Company Disclosure Schedule, and other than in connection with the Contemplated Transactions, sell, issue or grant, or authorize the issuance of (or make any commitments to do any of the foregoing): (i) any capital stock or other security (except for shares of Company Common Stock issued upon the valid exercise of Company Options or Company Warrants outstanding as of the date of this Agreement); (ii) any option, warrant or right to acquire any capital stock or any other security (other than commitments to make equity grants to current or new employees from the 2022 Plan in the Ordinary Course of Business (subject in each case to the approval by Yumanity’s compensation committee following the Closing of any such equity grants)); or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

(iv)    form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(v)    other than in the Ordinary Course of Business, (w) lend money to any Person; (ii) incur or guarantee any indebtedness for borrowed money; (x) issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; (y) guarantee any debt securities of others; or (z) make any capital expenditure or commitment in excess of $50,000;

(vi)    other than in the Ordinary Course of Business, (w) adopt, establish or enter into any Company Employee Plan, (x) cause or permit any Company Employee Plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code, (y) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors or employees, or (z) increase the severance or change of control benefits offered to any current or new service providers;

(vii)    enter into any material transaction outside the Ordinary Course of Business;

(viii)    acquire any material asset nor sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(ix)    make, change or revoke any material Tax election; file any material amendment to any Tax Return; adopt or change any material accounting method in respect of Taxes; change any annual Tax accounting period; enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement (other than commercial Contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes); settle or compromise any claim, notice, audit report or assessment in respect of material Taxes; apply for or enter into any ruling from any Tax authority with respect to Taxes; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(x)    enter into, amend or terminate any Company Material Contract other than in the Ordinary Course of Business with respect to the business as currently being conducted;

(xi)    other than in the Ordinary Course of Business, materially change pricing or royalties or other payments set or charged by the Company or any Company Subsidiary to its customers or licensees; agree to materially increase pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to the Company or materially increase pricing or royalties or other payments set or charged by persons who have licensed Intellectual Property to the Company; or

(xii)    agree, resolve or commit to do any of the foregoing.

4.5    No Solicitation.

(a)    From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article 9, each Party agrees that neither it nor any of its Subsidiaries shall, and each Party will use its reasonable best efforts to cause each of its officers, directors, employees, investment bankers, attorneys, accountants, Representatives, consultants or other agents retained by it or any of its Subsidiaries not to, directly or indirectly: (i) solicit, initiate, knowingly encourage, induce or knowingly facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any nonpublic information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions (other than to inform any Person of the existence of the provisions contained in this Section 4.5) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.2 and Section 5.3); or (v) execute or enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction (other than a confidentiality agreement permitted as provided below; provided, however, that, notwithstanding anything contained in this Section 4.5(a), prior to (x) in the case of the Company, the adoption and approval of this Agreement by the Company shareholders and (y) in the case of Yumanity, the Required Yumanity Stockholder Vote, such Party may furnish nonpublic information regarding such Party to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Inquiry or Acquisition Proposal, which such Party’s Board of Directors determines in good faith, after consultation with its independent financial advisor, if any, and its outside legal counsel, constitutes, or would reasonably be expected to result in, a Superior Offer (and is not withdrawn) if: (A) neither such Party nor any Representative of such Party shall have breached this Section 4.5 in any material respect with respect to such Acquisition Inquiry or Acquisition Proposal, (B) the Board of Directors of such Party concludes in good faith, after consulting with outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the Board of Directors of such Party under applicable Legal Requirements; (C) prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, such Party gives the other Party written notice of the identity of such Person and of such Party’s intention to furnish nonpublic information to, or enter into discussions with, such Person; (D) such Party receives from such Person an executed confidentiality agreement containing provisions at least as favorable to such Party (and not less restrictive in the aggregate to the counterparty thereto) as those contained in the Confidentiality Agreement; provided that a standstill provision shall be required only to the extent that the failure to include such standstill provision is likely to be inconsistent with the fiduciary duties of the Board of Directors of such Party under applicable Legal Requirements; and (E) at least two (2) Business Days prior to furnishing any such nonpublic information to such Person, such Party furnishes such nonpublic information to the other Party (to the extent such nonpublic information has not been previously furnished by such Party to the other Party). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party (whether or not such Representative is purporting to act on behalf of such Party) takes any action that, if taken by such Party, would constitute a breach of this Section 4.5 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.5 by such Party for purposes of this Agreement.

(b)    If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than 24 hours after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof, including copies of all documentation submitted to such Party reasonably relevant to evaluating such Acquisition Proposal or Acquisition Inquiry). Such Party shall keep the other Party reasonably informed on a timely basis in all material respects with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed modification thereto.

(c)    Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and promptly following the date of this Agreement shall cause the destruction or return of any nonpublic information provided to such Person.

ARTICLE 5

ADDITIONAL AGREEMENTS OF THE PARTIES

5.1    Company Financial Statements; Registration Statement; Proxy Statement/Prospectus/Information Statement.

(a)    The Company shall use commercially reasonable efforts to deliver to Yumanity, as promptly as practicable after the date of this Agreement, but at least by July 31, 2022 (the “Financial Statement Delivery Date”), (i) the Company’s consolidated balance sheets at December 31, 2021 and 2020 and the Company’s consolidated statements of income, cash flows and shareholders’ equity for the years ended December 31, 2021 and 2020 and (ii) the Company’s consolidated balance sheet at the Interim Financials Date and the Company’s consolidated statements of income, cash flows and shareholders’ equity for the interim period ending as of the Interim Financials Date and for the corresponding period in the prior fiscal year (collectively, the “Required Company Financials”), which Required Company Financials comply in form and substance with all requirements necessary to be included in a registration statement on Form S-4 filed with the SEC, including being compliant with the standards of the Public Company Accounting Oversight Board and (x) in the case of annual financial statements covered by clause (i), having been audited by a nationally-recognized independent accounting firm including, without limitation, those listed on Part 5.1 of the Company Disclosure Schedule, which audit process is complete subject only to delivery of the applicable audit report at filing of the Form S-4 Registration Statement and (y) in the case of interim period financial statements covered by clause (ii), having been reviewed by a nationally-recognized independent accounting firm pursuant to the applicable review standards. The “Interim Financials Date” shall refer, as of the date of determination, to the most recent calendar quarter end (e.g., March 31, June 30, etc.) which would be required to be included to be filed in a registration statement on Form S-4 if one were filed by the Company as of such date of determination; provided, however, that the Company and Yumanity may mutually agree that the Interim Financials Date shall be a quarter end that is more recent than the foregoing (i.e., for example, the parties may agree that June 30 is the Interim Financials Date, even though a registration statement could at the time be filed with March 31 financial statements).

(b)    As promptly as practicable after delivery of the Required Company Financials, the Parties shall prepare and cause to be filed with the SEC a Form S-4 Registration Statement, in which a Proxy Statement for the Yumanity stockholders will be included as a prospectus. Yumanity covenants and agrees that the Proxy Statement, including any pro forma financial statements included therein (and the letter to stockholders, notice of meeting and form of proxy included therewith), will comply with applicable U.S. federal securities laws and the WBCA in all material respects and will not, at the time that the Proxy Statement or any amendment or supplement thereto is filed with the SEC or is first mailed to the stockholders of Yumanity, at the time of the Yumanity Stockholders’ Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Yumanity further covenants to keep the Form S-4 Registration Statement effective for so long as necessary to complete the Merger and pursuant to the terms of this Agreement. Notwithstanding the foregoing, Yumanity makes no covenant, representation or warranty with respect to statements made in the Proxy Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) relating to or describing the Company, if any, based on information furnished in writing by the Company specifically for inclusion therein. Each of the Parties shall use commercially reasonable efforts to cause the Form S-4 Registration Statement and the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Form S-4 Registration Statement prior to the filing thereof with the SEC (at least ten (10) days prior to the filing thereof), and on the response to any comments of the SEC on the Form S-4 Registration Statement, prior to the filing thereof with the SEC. Each of the Parties shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Yumanity’s stockholders as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Each Party shall promptly furnish to the other Party all information in its possession concerning such Party and such Party’s subsidiaries and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If any event relating to Yumanity or the Company occurs, or if Yumanity or the Company becomes aware of any event or information, that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Proxy Statement, then such Party shall promptly inform the other Party thereof and shall cooperate fully in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Yumanity’s stockholders.

(c)    Prior to the Effective Time, Yumanity shall use commercially reasonable efforts to obtain all regulatory approvals needed to ensure that the Yumanity Common Stock to be issued in the Merger (to the extent required) shall be registered or qualified or exempt from registration or qualification under the securities law of every jurisdiction of the United States in which any registered holder of Company Capital Stock has an address of record on the record date for determining the stockholders entitled to notice of and to vote pursuant to the Yumanity Stockholders’ Meeting; provided, however, that Yumanity shall not be required: (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified; or (ii) to file a general consent to service of process in any jurisdiction.

(d)    The Company shall reasonably cooperate with Yumanity and provide, and require its Representatives, advisors, accountants and attorneys to provide, Yumanity and its Representatives, advisors, accountants and attorneys, with all true, correct and complete information regarding the Company that is required by law to be included in the Form S-4 Registration Statement or reasonably requested from the Company to be included in the Form S-4 Registration Statement.

5.2    Company Shareholder Written Consent.

(a)    Promptly after the Form S-4 Registration Statement shall have been declared effective under the Securities Act, and in any event no later than ten (10) Business Days thereafter, the Company shall deliver a copy of the Form S-4 Registration Statement and obtain the approval (by written consent or otherwise) (the “Company Shareholder Written Consent”) of (1) the Company shareholders sufficient for the Required Company Shareholder Vote for purposes of (i) adopting this Agreement and approving the Merger, (ii) acknowledging that the approval given thereby is irrevocable and that each such shareholder is aware of its rights to demand appraisal for its shares pursuant to Section 23B.13 of the WBCA, a copy of which was attached thereto, and that each such shareholder has received and read a copy of Section 23B.13 of the WBCA, and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the WBCA. Under no circumstances shall the Company assert that any other approval or consent is necessary by its shareholders to approve the Merger or this Agreement.

(b)    The Company agrees that, subject to Section 5.2(c): (i) the Company Board of Directors shall recommend that the Company’s shareholders vote to adopt this Agreement and the Merger and shall use its reasonable best efforts to solicit such approval within the timeframe set forth in Section 5.2(a) above (the recommendation of the Company Board of Directors that the Company’s shareholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”); and (ii) the Company Board Recommendation shall not be withdrawn or modified in a manner adverse to Yumanity, and no resolution by the Company Board of Directors or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Yumanity shall be adopted or proposed.

(c)    Notwithstanding anything to the contrary contained in Section 5.2(b), if at any time prior to the approval of this Agreement by the Required Company Shareholder Vote, the Company receives a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a material breach of Section 4.5) from any Person that has not been withdrawn and, after consultation with outside legal counsel and outside financial advisor(s), the Company Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, the Company Board of Directors may withhold, amend, withdraw or modify the Company Board Recommendation in a manner adverse to Yumanity or, if applicable, recommend such

Superior Offer (collectively a “Company Board Adverse Recommendation Change”) if, but only if, the Company’s Board of Directors determines in good faith, based on such matters as it deems relevant following consultation with its outside legal counsel, that the failure to effect a Company Board Adverse Recommendation Change, in light of such Superior Offer, would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board of Directors under applicable Legal Requirements; provided, that, before making a Company Board Adverse Recommendation Change, (i) Yumanity receives written notice from the Company confirming that the Company Board of Directors intends to change its recommendation at least five (5) Business Days in advance of effecting a Company Board Adverse Recommendation Change (the “Company Recommendation Determination Notice”), but such notice shall not be deemed to constitute a Company Board Adverse Recommendation Change; (ii) such notice describes in reasonable detail the material terms and conditions of such Superior Offer, including the identity of the Person making such offer (and attaching the most current and complete version of any written agreement or other documents reflecting the material terms relating thereto); (iii) if requested by Yumanity, the Company shall, during such five (5) Business Day period, negotiate with Yumanity in good faith to make such adjustments to the terms and conditions of this Agreement so that the Company Board Adverse Recommendation Change is no longer necessary and such Acquisition Proposal no longer constitutes a Superior Offer and (iv) after considering the results of any such negotiations and giving effect to any new proposals made by Yumanity, if any, and, after consultation with outside legal counsel and outside financial advisor(s), the Company Board of Directors shall have determined, in good faith, that such Acquisition Proposal continues to be a Superior Offer and that the failure to effect a Company Board Adverse Recommendation Change or terminate this Agreement under Section 9.1(k) below in light of such Superior Offer, would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board of Directors under applicable Legal Requirements. The requirements and provisions of this Section 5.2(c) shall also apply in the event of any material change to the terms of any such Acquisition Proposal and each such material change shall require a new Company Recommendation Determination Notice, except that the references to five (5) Business Days shall be deemed to be four (4) Business Days.

(d)    Notwithstanding anything to the contrary contained in Section 5.2(b), if at any time prior to the approval of this Agreement by the Required Company Shareholder Vote, the Company Board of Directors may, if an event, fact, development, circumstance or occurrence that affects or would be reasonably likely to affect the business, assets or operations of the Company that occurs or arises after the date of this Agreement, was neither known nor reasonably foreseeable by the Company Board of Directors as of, or prior to, the date of this Agreement and becomes known by the Company Board of Directors after the date of this Agreement (a “Company Intervening Event”), effect a Company Board Adverse Recommendation Change if it determines in good faith, following consultation with its outside legal counsel, that the failure to effect a Company Board Adverse Recommendation Change in light of such Company Intervening Event would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board of Directors under applicable Legal Requirements; provided, however, that the Company Board of Directors may not effect a Company Board Adverse Recommendation Change due to a Company Intervening Event unless (i) the Company shall have provided prior written notice to Yumanity (the “Company Intervening Event Recommendation Determination Notice”) at least five (5) Business Days in advance of its intention to effect such Company Board Adverse Recommendation Change, (ii) such notice describes in reasonable detail the facts and reasons for such intention, (iii) if requested by Yumanity, the Company shall, during such five (5) Business Day period, negotiate with Yumanity in good faith to make such adjustments to the terms and conditions of this Agreement so that the Company Board Adverse Recommendation Change in connection with the Company Intervening Event is no longer necessary, and (iv) after considering the results of any such negotiations and giving effect to any new proposals made by Yumanity, if any, and, after consultation with outside legal counsel, the Company Board of Directors shall have determined, in good faith, that the failure to make the Company Board Adverse Recommendation Change in connection with such Company Intervening Event would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board of Directors under applicable Legal Requirements. The provisions of this Section 5.2(d) shall also apply to any material change to the facts and circumstances relating to any such Company Intervening Event and each such material change shall require a new Company Intervening Event Recommendation Determination Notice, except that the references to five (5) Business Days shall be deemed to be four (4) Business Days. For further clarity, the Company Board of Directors shall not be permitted to effect a Company Board Adverse Recommendation Change pursuant to this Section 5.2(d) with respect to or in connection with any Acquisition Proposal (which shall be covered by and subject in all respects to Section 5.2(c).

5.3    Yumanity Stockholders’ Meeting.

(a)    Yumanity shall take all action necessary under applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Yumanity Common Stock to vote on the Yumanity Stockholder Proposals (such meeting, the “Yumanity Stockholders’ Meeting”). The Yumanity Stockholders’ Meeting shall be held as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Yumanity shall take reasonable measures to ensure that all proxies solicited in connection with the Yumanity Stockholders’ Meeting are solicited in compliance with all applicable Legal Requirements. Notwithstanding anything to the contrary contained herein, if on the date of the Yumanity Stockholders’ Meeting, or a date preceding the date on which the Yumanity Stockholders’ Meeting is scheduled, Yumanity reasonably believes that (x) it will not receive proxies sufficient to obtain the required approval of the holders of Yumanity Common Stock at the Yumanity Stockholders’ Meeting with respect to all of the Yumanity Stockholder Proposals, whether or not a quorum would be present at the Yumanity Stockholders’ Meeting or (y) it will not have sufficient shares of Yumanity Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Yumanity Stockholders’ Meeting, subject to compliance with all Legal Requirements, Yumanity may postpone or adjourn, or make one or more successive postponements or adjournments of, the Yumanity Stockholders’ Meeting, as long as the date of the Yumanity Stockholders’ Meeting is not postponed or adjourned more than an aggregate of thirty (30) calendar days in connection with any such postponements or adjournments pursuant to either or both of the preceding clauses (x) and (y); provided that, subject to compliance with all Legal Requirements, Yumanity may postpone or adjourn the Yumanity Stockholders’ Meeting to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Yumanity has reasonably determined, after consultation with their outside legal counsel, is reasonably likely to be required under applicable Legal Requirements and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Yumanity prior to the Yumanity Stockholders’ Meeting.

(b)    Yumanity agrees that, subject to Section 5.3(c): (i) the Yumanity Board of Directors shall recommend that Yumanity’s stockholders vote to approve the Yumanity Stockholder Proposals (the recommendation of the Yumanity Board of Directors that Yumanity’s stockholders vote to approve the Yumanity Stockholder Proposals being referred to as the “Yumanity Board Recommendation”); and (ii) the Yumanity Board Recommendation shall not be withdrawn or modified in a manner adverse to the Company, and no resolution by the Yumanity Board of Directors or any committee thereof to withdraw or modify the Yumanity Board Recommendation in a manner adverse to the Company shall be adopted or proposed.

(c)    Notwithstanding anything to the contrary contained in Section 5.3(b), if at any time prior to the approval of the Yumanity Stockholder Proposals by the Required Yumanity Stockholder Vote, Yumanity receives a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a material breach of Section 4.5) from any Person that has not been withdrawn and, after consultation with outside legal counsel and outside financial advisor(s), the Yumanity Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, the Yumanity Board of Directors may withhold, amend, withdraw or modify the Yumanity Board Recommendation in a manner adverse to the Company or, if applicable, recommend such Superior Offer (collectively a “Yumanity Board Adverse Recommendation Change”) if, but only if, the Yumanity Board of Directors determines in good faith, based on such matters as it deems relevant following consultation with its outside legal counsel, that the failure to effect a Yumanity Board Adverse Recommendation Change, in light of such Superior Offer, would reasonably be expected to be inconsistent with the fiduciary duties of the Yumanity Board of Directors under applicable Legal Requirements; provided, that, before making a Yumanity Board Adverse Recommendation Change, (i) the Company receives written notice from Yumanity confirming that the Yumanity Board of Directors intends to change its recommendation at least five (5) Business Days in advance of effecting a Yumanity Board Adverse Recommendation Change (the “Yumanity Recommendation Determination Notice”), but such notice shall not be deemed to constitute a Yumanity Board Adverse Recommendation Change; (ii) such notice describes in reasonable detail the material terms and conditions of such Superior Offer, including the identity of the Person making such offer (and attaching the most current and complete version of any written agreement or other documents reflecting the material terms relating thereto); (iii) if requested by the Company, Yumanity shall, during such five (5) Business Day period, negotiate with the Company in good faith to make such adjustments to the terms and conditions of this Agreement so that the Yumanity Board Adverse Recommendation Change is no longer necessary and such Acquisition Proposal no longer constitutes a Superior Offer; and (iv) after considering the results of any such negotiations and giving effect to any new proposals made by the Company, if any, and, after consultation with outside legal counsel and outside financial advisor(s), the Yumanity Board of Directors shall have determined, in good faith, that such Acquisition Proposal continues to be a Superior Offer and that the failure to effect a Yumanity Board Adverse Recommendation Change or terminate this Agreement under Section 9.1(j) below, in light of such Superior Offer, would reasonably be expected to be inconsistent with the fiduciary duties of the Yumanity Board of Directors under applicable Legal Requirements. The requirements and provisions of this Section 5.3(c) shall also apply in the event of any material change to the terms of any such Acquisition Proposal and each such material change shall require a new Yumanity Recommendation Determination Notice, except that the references to five (5) Business Days shall be deemed to be four (4) Business Days.

(d)     Notwithstanding anything to the contrary contained in Section 5.3(b), at any time prior to the approval of the Yumanity Stockholder Proposals, the Yumanity Board of Directors may, if an event, fact, development, circumstance or occurrence that affects or would be reasonably likely to affect the business, assets or operations of Yumanity that occurs or arises after the date of this Agreement, was neither known nor reasonably foreseeable by the Yumanity Board of Directors as of, or prior to, the date of this Agreement and becomes known by the Yumanity Board of Directors after the date of this Agreement (a “Yumanity Intervening Event”), effect a Yumanity Board Adverse Recommendation Change if it determines in good faith, following consultation with its outside legal counsel, that the failure to effect a Yumanity Board Adverse Recommendation Change in light of such Yumanity Intervening Event would reasonably be expected to be inconsistent with the fiduciary duties of the Yumanity Board of Directors under applicable Legal Requirements; provided, however, that the Yumanity Board of Directors may not effect a Yumanity Board Adverse Recommendation Change due to a Yumanity Intervening Event unless (i) Yumanity shall have provided prior written notice to the Company (the “Yumanity Intervening Event Recommendation Determination Notice”) at least five (5) Business Days in advance of its intention to effect such Yumanity Board Adverse Recommendation Change, (ii) such notice describes in reasonable detail the facts and reasons for such intention, (iii) if requested by the Company, Yumanity shall, during such five (5) Business Day period, negotiate with the Company in good faith to make such adjustments to the terms and conditions of this Agreement so that the Yumanity Board Adverse Recommendation Change in connection with the Yumanity Intervening Event is no longer necessary, and (iv) after considering the results of any such negotiations and giving effect to any new proposals made by the Company, if any, and, after consultation with outside legal counsel, the Yumanity Board of Directors shall have determined, in good faith, that the failure to make the Yumanity Board Adverse Recommendation Change in connection with such Yumanity Intervening Event would reasonably be expected to be inconsistent with the fiduciary duties of the Yumanity Board of Directors under applicable Legal Requirements. The provisions of this Section 5.3(d) shall also apply to any material change to the facts and circumstances relating to any such Yumanity Intervening Event and each such material change shall require a new Yumanity Intervening Event Determination Notice, except that the references to five (5) Business Days shall be deemed to be four (4) Business Days. For further clarity, the Yumanity Board of Directors shall not be permitted to effect a Yumanity Board Adverse Recommendation Change pursuant to this Section 5.3(d) with respect to or in connection with any Acquisition Proposal (which shall be covered by and subject in all respects to Section 5.3(c)).

(e)    Nothing contained in this Agreement shall prohibit Yumanity or its Board of Directors from (i) taking and disclosing to the stockholders of Yumanity a position as contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 under the Exchange Act (other than Rule 14d-9(f) under the Exchange Act), and (ii) making a “stop, look and listen” communication to the stockholders of Yumanity pursuant to Rule 14d-9(f) under the Exchange Act; provided, however, that this Section 5.3(e) shall not be deemed to affect whether any such disclosure, other than such a “stop, look and listen” communication, would otherwise be deemed to be a Yumanity Board Adverse Recommendation Change; provided, further, that any such disclosures permitted pursuant to this Section 5.3(e) (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a Yumanity Board Adverse Recommendation Change unless the Board of Directors of Yumanity expressly publicly reaffirms the Yumanity Board Recommendation (x) in such communication or (y) within three (3) Business Days after being requested in writing to do so by the Company. For clarity, a factually accurate public statement that describes Yumanity’s receipt of an Acquisition Proposal, that no position has been taken by the Yumanity Board of Directors as to the advisability or desirability of such Acquisition Proposal and the operation of this Agreement with respect thereto will not be deemed a Yumanity Board Adverse Recommendation Change.

5.4    Regulatory Approvals. The Parties shall use reasonable best efforts to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party shall use reasonable best efforts to file or otherwise submit, within five (5) Business Days after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body. The Company and Yumanity shall respond as promptly as is practicable to respond in compliance with: (a) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for information or documentation; and (b) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Governmental Body in connection with antitrust or competition matters.

5.5    Options, RSAs, RSUs and Warrants.

(a)    Company Options, RSUs and Warrants.

(i)    At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Equity Incentive Plans, whether or not vested, shall automatically and without any action on the part of the holder thereof, be converted into and become an option to purchase Yumanity Common Stock, and Yumanity shall assume the Equity Incentive Plans and each such Company Option in accordance with the terms of the Equity Incentive Plans and the terms of the stock option agreement by which such Company Option is evidenced. All rights with respect to Company Common Stock under Company Options assumed by Yumanity shall thereupon be converted into rights with respect to Yumanity Common Stock. Accordingly, from and after the Effective Time: (i) each Company Option assumed by Yumanity may be exercised solely for Yumanity Common Stock; (ii) the number of shares of Yumanity Common Stock subject to each Company Option assumed by Yumanity shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Yumanity Common Stock; (iii) the per share exercise price for the Yumanity Common Stock issuable upon exercise of each Company Option assumed by Yumanity shall be determined by dividing (A) the per share exercise price of the shares of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Option assumed by Yumanity shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Company Option, such Company Option assumed by Yumanity in accordance with this Section 5.5(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Yumanity Common Stock subsequent to the Effective Time; and (B) the Yumanity Board of Directors or a committee thereof shall succeed to the authority and responsibility of Company Board of Directors or any committee thereof with respect to each Company Option assumed by Yumanity. Notwithstanding anything to the contrary in this Section 5.5(a)(i), the conversion of each Company Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase shares of Yumanity Common Stock shall be made in a manner consistent with Treasury Regulation Section 1.424-1, such that the conversion of a Company Option would not be intended to constitute a “modification” of such Company Option for purposes of Section 409A or Section 424 of the Code.

(ii)    At the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time under the Equity Incentive Plans, whether or not vested, shall automatically and without any action on the part of the holder thereof, be converted into and become a restricted stock unit with respect to Yumanity Common Stock, and Yumanity shall assume the Equity Incentive Plans and each such Company RSU in accordance with the terms of the Equity Incentive Plans and the terms of the restricted stock unit agreement by which such Company RSU is evidenced. All rights with respect to Company Common Stock under Company RSUs assumed by Yumanity shall thereupon be converted into rights with respect to Yumanity Common Stock. Accordingly, from and after the Effective Time: (i) each Company RSU assumed by Yumanity may be settled solely for Yumanity Common Stock; (ii) the number of shares of Yumanity Common Stock subject to each Company RSU assumed by Yumanity shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to such Company RSU, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Yumanity Common Stock; and (iii) any restriction on the settlement of any Company RSU assumed by Yumanity shall continue in full force and effect and the term, vesting schedule and other provisions of such Company RSU shall otherwise remain unchanged; provided, however, that: (A) to the extent provided under the terms of a Company RSU, such Company RSU assumed by Yumanity in accordance with this Section 5.5(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Yumanity Common Stock subsequent to the Effective Time; and (B) the Yumanity Board of Directors or a committee thereof shall succeed to the authority and responsibility of Company Board of Directors or any committee thereof with respect to each Company RSU assumed by Yumanity.

(iii)    Yumanity shall file with the SEC, as soon as practicable following the Effective Time (but no later than thirty (30) days after the Effective Time), a registration statement on Form S-8, if available for use by Yumanity, relating to (i) the shares of Yumanity Common Stock issuable with respect to Company Options and Company RSUs assumed by Yumanity in accordance with Sections 5.5(a)(i) and 5.5(a)(ii), and (ii) subject to approval of the 2022 Plan by Yumanity’s stockholders, the issuance of shares of Yumanity Common Stock under the 2022 Plan.

(iv)    Subject to Section 5.5(a)(v), at the Effective Time, each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time (for the avoidance of doubt, excluding Company Warrants that are deemed to have been automatically exercised pursuant to their terms as a result of the consummation of the Merger), if any, shall be converted into and become a warrant to purchase shares of Yumanity Common Stock and Yumanity shall assume each such Company Warrant in accordance with its terms. All rights with respect to Company Common Stock under Company Warrants assumed by Yumanity shall thereupon be converted into rights with respect to shares of Yumanity Common Stock. Accordingly, from and after the Effective Time: (i) each Company Warrant assumed by Yumanity may be exercised solely for shares of Yumanity Common Stock; (ii) the number of shares of Yumanity Common Stock subject to each Company Warrant assumed by Yumanity shall be determined by multiplying (A) the number of shares of Company Common Stock, or the number of shares of Company Common Stock issuable upon exercise of the Company Warrants, that were subject to such Company Warrant immediately prior to the Effective Time by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Yumanity Common Stock; (iii) the per share exercise price for the shares of Yumanity Common Stock issuable upon exercise of each Company Warrant assumed by Yumanity shall be determined by dividing the per share exercise price of Company Common Stock subject to such Company Warrant, as in effect immediately prior to the Effective Time, by the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on any Company Warrant assumed by Yumanity shall continue in full force and effect and the term and other provisions of such Company Warrant shall otherwise remain unchanged.

(v)    Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Equity Incentive Plans, the Company Warrants and otherwise) to effectuate the provisions of this Section 5.5(a) and to ensure that, from and after the Effective Time, holders of Company Options, Company RSUs and Company Warrants have no rights with respect thereto other than those specifically provided in this Section 5.5(a).

(b)    Yumanity Options, RSUs and RSAs.

(i)    Each outstanding Yumanity RSU and Yumanity RSA shall be accelerated in full effective as of immediately prior to the Effective Time. Effective as of immediately prior to the Effective Time, each outstanding Yumanity RSU and Yumanity RSA shall be accelerated in full and, in exchange therefor, effective as of immediately prior to the Effective Time, each former holder of any such Yumanity RSU and Yumanity RSA shall be entitled to receive or retain and shall be deemed to hold a number of shares of Yumanity Common Stock as is equal to (i) the total number of shares of Yumanity Common Stock subject to such Yumanity RSU or Yumanity RSA, as applicable, less (ii) the number of shares of Yumanity Common Stock that would otherwise be issued to or retained by the holder pursuant to the Yumanity RSU or Yumanity RSA, as applicable, to be withheld by Yumanity in satisfaction of the tax withholding obligations arising as a result of the vesting or settlement of such Yumanity RSU or Yumanity RSA, as applicable, equal to a number of shares of Yumanity Common Stock having a fair market value (which, for this purpose, shall be the closing price per share of Yumanity

Common Stock immediately prior to the Effective Time) equal to the amount necessary to satisfy the withholding obligation based on the applicable statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes (rounded up to the nearest whole share) unless prior to the Effective Time, the holder has made arrangement satisfactory to Yumanity to satisfy such tax withholding obligation pursuant to another method provided in the applicable Yumanity RSU or Yumanity RSA award agreement, in which case, the full number of shares of Yumanity Common Stock subject to such Yumanity RSU or Yumanity RSA, as applicable, shall be issued to or retained by such holder.

(ii)    Each unexpired and unexercised Yumanity Option, whether vested or unvested, shall be accelerated in full effective as of immediately prior to the Effective Time.

(iii)    Effective as of immediately prior to, but subject to the occurrence of, the Effective Time, each award of In the Money Yumanity Options shall automatically be deemed to be exercised in full by the holder thereof, and in connection with such exercise, each such holder shall be issued and shall be deemed to hold a number of shares of Yumanity Common Stock as is equal to (i) the total number of shares of Yumanity Common Stock subject to such award of In the Money Yumanity Options less (ii) the number of shares of Yumanity Common Stock having a fair market value (which, for this purpose, shall be the closing price per share of Yumanity Common Stock immediately prior to the Effective Time) that does not exceed the aggregate exercise price of such award of In the Money Yumanity Options (with any balance of the aggregate exercise price to be paid in cash by the holder) less (iii) the number of shares of Yumanity Common Stock that would otherwise be issued to the holder pursuant to the award of In the Money Yumanity Options to be withheld by Yumanity in satisfaction of the tax withholding obligations arising as a result of the deemed exercise of such award of In the Money Yumanity Options equal to a number of shares of Yumanity Common Stock having a fair market value (which, for this purpose, shall be the closing price per share of Yumanity Common Stock immediately prior to the Effective Time) equal to the amount necessary to satisfy the withholding obligation based on the minimum applicable statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes (rounded up to the nearest whole share) unless prior to the Effective Time, the holder has made arrangement satisfactory to Yumanity to satisfy such tax withholding obligation pursuant to another method provided in the applicable In the Money Yumanity Option award agreement, in which case, the full number of shares of Yumanity Common Stock subject to such In the Money Yumanity Option shall be issued to such holder.

(iv)    Each Yumanity Option that is not an In the Money Yumanity Option shall be cancelled as of the Effective Time.

(v)    Prior to the Effective Time, the Yumanity Board shall take all actions that may be necessary (under the Yumanity equity incentive plans or otherwise) to effectuate the provisions of this Section 5.5(b) and to ensure that, from and after the Effective Time, holders of Yumanity Options, Yumanity RSUs and Yumanity RSAs have no rights with respect thereto other than those specifically provided in this Section 5.5(b).

5.6    Indemnification of Officers and Directors.

(a)    From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Yumanity and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Yumanity or the Company (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Yumanity or the Company, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under the DGCL and the WBCA for directors or officers of Delaware and Washington corporations respectively. Each D&O Indemnified Party will be entitled to advancement of reasonable and documented expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from Yumanity and the Surviving Corporation, jointly and severally, to the same extent as such D&O Indemnified Party is entitled to advancement of expenses as of the date of this Agreement by Yumanity or the Company pursuant to the certificate of incorporation and bylaws of Yumanity and articles of incorporation and bylaws of the Company in effect on the date of this Agreement or any applicable indemnification agreement, upon receipt by Yumanity or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided, that any person to whom expenses are advanced provides a written undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b)    The certificate of incorporation and bylaws Yumanity and the articles of incorporation and bylaws the Surviving Corporation shall contain, and Yumanity shall cause the articles of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of each of Yumanity and the Company than are presently set forth in the certificate of incorporation and bylaws of Yumanity and the articles of incorporation and bylaws of the Company, which provisions shall not be amended, modified or repealed for a period of six years’ time from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Yumanity and the Company, as applicable.

(c)    From and after the Effective Time, Yumanity shall, at the expense of the Surviving Corporation, maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Yumanity. In addition, Yumanity shall purchase, prior to the Effective Time, a six-year prepaid “D&O tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Yumanity’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Yumanity’s existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Yumanity by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Contemplated Transactions).

(d)    Yumanity shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 5.6 in connection with their successful enforcement of their rights provided in this Section 5.6.

(e)    The provisions of this Section 5.6 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Yumanity and the Company, as applicable, by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives. In addition to the rights provided by this Agreement, to the extent that current and former officers and directors of Yumanity and the Company have existing rights under any agreement between such officer or director and Yumanity or the Company, as applicable, with respect to indemnification, the Surviving Corporation will take all good faith efforts necessary to maintain in place such other agreement and to indemnify such officer or director to the maximum extent possible under this Agreement as well as such other agreement.

(f)    In the event Yumanity or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Yumanity or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.6.

5.7    Additional Agreements.

(a)    The Parties shall use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party to this Agreement: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions; (ii) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect; (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement. Further, Yumanity shall use commercially reasonable efforts to obtain (x) executed severance agreements (including releases of Yumanity) contemplated by Section 8.3(f) and (y) final invoices from any Person who is owed unpaid Yumanity Transaction Expenses prior to Closing.

(b)    Notwithstanding anything to the contrary contained in this Agreement, no Party shall have any obligation under this Agreement: (i) to dispose of or transfer or cause any of its Subsidiaries to dispose of or transfer any assets; (ii) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service; (iii) to license or otherwise make available, or cause any of its Subsidiaries to license or otherwise make available to any Person any Intellectual Property; (iv) to hold separate or cause any of its Subsidiaries to hold separate any assets or operations (either before or after the Closing Date); (v) to make or cause any of its Subsidiaries to make any commitment (to any Governmental Authority or otherwise) regarding its future operations; or (vi) to contest any Legal Proceeding or any order relating to the Merger or any of the other Contemplated Transactions if such Party determines in good faith that contesting such Legal Proceeding or order might not be advisable.

5.8    Disclosure. Without limiting any of either Party’s obligations under the Confidentiality Agreement, each Party shall not, and shall not permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Legal Requirements and, to the extent practicable and legally permitted, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of the Company and Yumanity may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Yumanity in compliance with this Section 5.8. Notwithstanding the foregoing, a Party need not consult with any other Parties in connection with such portion of any press release, public statement or filing to be issued or made (i) with respect to any Acquisition Proposal, Yumanity Board Adverse Recommendation Change or Company Board Adverse Recommendation Change, as applicable, and (ii) with respect to Yumanity only, pursuant to Section 5.3(e).

5.9    Listing. At or prior to the Effective Time, Yumanity shall use its commercially reasonable efforts to (a) cause the shares of Yumanity Common Stock being issued in the Merger to be approved for listing (subject to notice of issuance) on the Nasdaq Global Market or The Nasdaq Capital Market, (b) maintain its existing listing on until the Effective Time and to obtain approval of the listing of the combined corporation on the Nasdaq Capital Market and (c) effect the Reverse Split (to the extent applicable and deemed necessary by the Parties). The Company will cooperate with Yumanity as reasonably requested by Yumanity with respect to the listing application for the Yumanity Common Stock (the “Nasdaq Listing Application”) and promptly furnish to Yumanity all information concerning the Company and its shareholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.9.

5.10    Tax Matters.

(a)    Yumanity, Merger Sub and the Company shall use their respective commercially reasonable efforts to cause the Merger to qualify, and agree not to, and not to permit or cause any Affiliate or any Subsidiary to, take any actions or cause any action to be taken which would reasonably be expected to prevent the Merger from qualifying, as a “reorganization” under Section 368(a) of the Code.

(b)    This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations section 1.368-2(g). Each of the Parties intends that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The Parties shall treat and shall not take (and shall cause their respective Affiliates to treat and not take) any Tax reporting position inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. The Company and Yumanity will reasonably cooperate with each other to document and support the intentions of the parties hereto that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, including providing to each other on or prior to the Closing customary representation letters typically provided as the basis for a legal opinion with respect thereto.

(c)    Yumanity (or the Company, to the extent required by law) will prepare and file, or cause to be prepared and filed, all income Tax Returns of Yumanity or any of its Subsidiaries to be filed for any Tax period ending on or before the Closing Date and the portion of any Straddle Period through the Closing Date the due date of which (taking into account extensions) is after the Closing Date.

5.11    Legends. Yumanity shall be entitled to place appropriate legends on the certificated and non-certificated book entries evidencing any Yumanity Common Stock to be received by equity holders of the Company who may be considered “affiliates” of Yumanity for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Yumanity Common Stock.

5.12    Cooperation. Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement, to cause the Closing to occur as promptly as reasonably possible and to enable the combined entity to continue to meet its obligations following the Closing.

5.13    Directors and Officers. Yumanity and the Company shall obtain and deliver to the other Party at or prior to the Effective Time the resignation of each officer and director of Yumanity or the Company who is not continuing as an officer or director of Yumanity following the Effective Time. Prior to the Effective Time, but to be effective at the Effective Time, the Yumanity Board of Directors shall appoint Board designees selected by the Company. Immediately after the Effective Time, the Yumanity Board of Directors shall consist of six (6) members, three (3) of whom shall be designated by the Company, two (2) of whom shall be designated by members of the Yumanity Board of Directors existing as of the date hereof (provided, such designation shall be subject to prior approval and consent by the Company, not be unreasonably withheld, conditioned or delayed), and one (1) shall be the Chief Executive Officer of the Company. Immediately following the Effective Time, a majority of the members of the Yumanity Board of Directors shall meet the requisite independence requirements of Nasdaq’s listing standards. The Parties shall further take all necessary action so that the Persons listed in Schedule 5.13 are elected or appointed, as applicable, to the positions of officers and directors of Yumanity and the Surviving Corporation, as set forth therein, to serve in such positions effective as of the Effective Time. If any Person named above as a director is unable or unwilling to serve as a director of Yumanity after the Effective Time, as set forth therein, the Party appointing such Person shall designate a successor.

5.14    Section 16 Matters. Prior to the Effective Time, Yumanity shall take all such steps as may be required to cause any acquisitions of Yumanity Common Stock and any options to purchase Yumanity Common Stock resulting from the Merger, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Yumanity, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.15    Reverse Split. If mutually deemed necessary by the Parties, Yumanity shall submit to the holders of Yumanity Common Stock at the Yumanity Stockholders’ Meeting a proposal to approve and adopt an amendment to the Yumanity certificate of incorporation to authorize the Yumanity Board of Directors to effect a reverse stock split of all outstanding shares of Yumanity Common Stock at a reverse stock split ratio in the range of 1-for-5 to 1-for-20, as mutually agreed to by Yumanity and the Company (the “Reverse Split”), and shall take such other actions as shall be reasonably necessary to effectuate the Reverse Split.

5.16    Covenants Regarding Concurrent Financing.

(a)    Without limiting the foregoing, the Parties shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to enforce its rights under the Securities Purchase Agreement in the event that all conditions in the Securities Purchase Agreement (other than conditions whose satisfaction is controlled by the Parties or any of their Affiliates and other than conditions that by their nature are to be satisfied at the Closing) have been satisfied, and to cause the Concurrent Investors to pay the applicable portion of the Concurrent Investment Amount set forth in the Securities Purchase Agreement in accordance with its terms. If reasonably requested by the Company, Yumanity shall, to the extent it has such rights under the Securities Purchase Agreement, waive any breach of any representation, warranty, covenant or agreement of the Securities Purchase Agreement by any Concurrent Investor to the extent necessary to cause the satisfaction of the conditions to closing of the Concurrent Financing set forth in the Securities Purchase Agreement and solely for the purpose of consummating the Closing. Without limiting the generality of the foregoing, Yumanity shall give the Company prompt (and, in any event, within two (2) Business Days) written notice: (A) of any request from a Concurrent Investor for any amendment to the Securities Purchase Agreement (other than as a result of any assignments or transfers contemplated therein or otherwise permitted thereby); (B) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any Concurrent Investor under the Securities Purchase Agreement, to the extent known by such Party; and (C) of the receipt of any written notice or other written communication from any party to the Securities Purchase Agreement with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any Concurrent Investor under the Securities Purchase Agreement or any related agreement. Yumanity shall deliver all notices they are required to deliver under the Securities Purchase Agreement on a timely basis in order to cause the Concurrent Investors to consummate the Concurrent Financing immediately prior to the Effective Time.

(b)    Yumanity shall not amend, modify or waive any provisions of the Securities Purchase Agreement without the prior written consent of the Company; provided, that any amendment, modification or waiver that is solely ministerial in nature or otherwise immaterial, and, in each case, that does not affect any economic or any other material term, shall not require the prior written consent, so long as Yumanity has provided to the Company no less than two (2) Business Days written notice of such amendment, modification or waiver, it being understood, but without limiting the foregoing, that it shall be deemed material if any amendment, modification or waiver (i) reduces the Concurrent Investment Amount or (ii) imposes new or additional conditions or otherwise expands, or adversely amends or modifies any of the conditions to the receipt of the Concurrent Financing.

(c)    The Company shall use commercially reasonable efforts to take such actions and cause the holders of Company Common Stock to provide all documentation, including investor questionnaires, reasonably requested by Yumanity to allow Yumanity to issue the Yumanity Common Stock to such holders in a manner that satisfies the requirements of Rule 506 of Regulation D under the Securities Act or Rule 902 of Regulation S, including certifications to Yumanity: that either (a) (i) such holder is and will be, as of the Effective Time, an “accredited investor” (as such term is defined in Rule 501 of Regulation D under the Securities Act) and as to the basis on which such holder is an accredited investor; or (ii) such holder is not and will not be, as of the Effective Time, an “accredited investor”, in which case such holder either alone or with such holder’s purchaser representative has such knowledge and experience in financial and business matters that such holder is capable of evaluating the merits and risks of the Yumanity Common Stock; and (iii) that unless the shares are registered for resale the Yumanity Common Stock is being acquired for such holder’s account for investment only and not with a view towards, or with any intention of, a distribution or resale thereof for at least a period of six (6) months following the Closing or (b) such holder is not a “U.S. person” within the meaning of Regulation S, Rule 902, promulgated by the SEC under the Securities Act.

5.17    Termination of Certain Agreements and Rights.

(a)    The Company shall use its commercially reasonable efforts to terminate at or prior to the Effective Time, those agreements set forth in Schedule C (collectively, the “Investor Agreements”).

(b)    Yumanity shall use its commercially reasonable efforts to terminate, at or prior to the Effective Time, such agreements as are reasonably requested in writing by the Company at least five (5) Business Days prior to the Closing, provided, that such agreements are terminable for convenience by, and without the imposition of any penalty on, Yumanity.

5.18    Certificates.

(a)    The Company will prepare and deliver to Yumanity at least two (2) Business Days prior to the Closing Date a certificate signed by the Chief Executive Officer and President of the Company, on behalf of the Company and not in their personal capacities, in a form reasonably acceptable to Yumanity which sets forth a true and complete list of the holders of Company Common Stock, Company Option and Company Warrants as of immediately prior to the Effective Time and the number of shares of Company Common Stock owned and/or underlying the Company Options or Company Warrants held by such holders (the “Allocation Certificate”).

(b)    Estimated Net Cash Certificate.

(i)    Yumanity shall prepare and deliver to the Company at least five (5) days prior to the Closing Date a certificate signed by the Chief Financial Officer of Yumanity, on behalf of Yumanity and not in his or her personal capacity, in a form reasonably acceptable to the Company which sets forth an estimate prepared in good faith of (i) the Yumanity Net Cash (including each line item set forth in the definition therein) and (ii) Yumanity Debt (including each line item set forth in the definition therein), each as of the Closing Date, determined in a manner consistent and in accordance with GAAP and Yumanity’s most recent audited financial statements which certificate shall be accompanied by such supporting documentation, information and calculations as are reasonably requested by the Company to verify and determine the information contained therein (the “Estimated Net Cash Certificate”, and the date of delivery of such certificate being the “Delivery Date”). No later than three (3) days after the Delivery Date (the last day of such period, the “Response Date”), the Company shall have the right to dispute any part of the Estimated Net Cash Certificate by delivering a written notice to that effect to Yumanity (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Estimated Net Cash Certificate and will be accompanied by reasonably detailed materials supporting the basis for such revisions.

(ii)    If, on or prior to the Response Date, the Company notifies Yumanity in writing that it has no objections to the Estimated Net Cash Certificate or, if the Company fails to deliver a Dispute Notice as provided in Section 5.18(b)(ii) on or prior to the Response Date, then the calculations of Yumanity Net Cash and Yumanity Debt set forth in the Estimated Net Cash Certificate shall be deemed to have been finally determined for purposes of this Agreement and to represent the Yumanity Net Cash and Yumanity Debt as of the Closing Date for purposes of this Agreement.

(iii)    If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of Yumanity and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Yumanity Net Cash and/or Yumanity Debt, which agreed upon Yumanity Net Cash and Yumanity Debt amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Yumanity Net Cash and Yumanity Debt as of the Closing Date for purposes of this Agreement.

(iv)    If Representatives of Yumanity and the Company are unable to negotiate an agreed-upon determination of Yumanity Net Cash and Yumanity Debt as of the Closing Date pursuant to Section 5.18(b)(iv) within three days after delivery of the Dispute Notice (or such other period as Yumanity and the Company may mutually agree upon), then any remaining disagreements as to the calculation of Yumanity Net Cash and Yumanity Debt shall be referred to an independent auditor of recognized national standing jointly selected by Yumanity and the Company. If the Parties are unable to select an independent auditor within five (5) days, then either Yumanity or the Company may thereafter request that the Seattle, Washington Office of the American Arbitration Association (“AAA”) make such selection (either the independent auditor jointly selected by both Parties or such independent auditor selected by the AAA, the “Accounting Firm”). Yumanity and the Company shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing their respective calculations of Yumanity Net Cash and Yumanity Debt and the Dispute Notice, and Yumanity and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five (5) Business Days of accepting its selection. Yumanity and the Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of Yumanity and the Company. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Yumanity Net Cash and Yumanity Debt made by the Accounting Firm must be within the range of values submitted to the Accounting Firm by that Parties, shall be made in writing delivered to each of Yumanity and the Company, shall be final and binding on Yumanity and the Company and shall (absent manifest error) be deemed to have been finally determined for purposes of this Agreement and to represent the Yumanity Net Cash and Yumanity Debt as of the Closing Date for purposes of this Agreement. The Parties shall delay the Closing until the resolution of the matters described in this Section 5.18(b)(iv). The fees and expenses of the Accounting Firm shall be allocated between Yumanity and the Company in the same proportion that the disputed amount of the Yumanity Net Cash and Yumanity Debt that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Yumanity Net Cash and Yumanity Debt amount. If this Section 5.18(b)(iv) applies as to the determination of the Yumanity Net Cash and Yumanity Debt, upon resolution of the matter in accordance with this Section 5.18(b)(iv), the Parties shall not be required to determine Yumanity Net Cash or Yumanity Debt again even though the Closing Date may occur later than the originally anticipated Closing Date, except that either Yumanity or the Company may request a redetermination of Yumanity Net Cash and Yumanity Debt if the Closing Date is more than 15 days after the originally anticipated Closing Date.

(c)    The Company shall prepare and deliver to Yumanity at least five (5) calendar days prior to the Closing Date a certificate signed by the Chief Executive Officer of the Company, on behalf of the Company and not in his or her personal capacity, in a form reasonably acceptable to Yumanity which sets forth an itemized list of each element of the (i) Company’s cash and cash equivalents and (ii) the Company Debt, each as of the Closing Date determined in a manner consistent with the manner in which such items were historically determined and in accordance with the Company’s most recent audited financial statements (the “Company Estimated Cash and Debt Statement”) which certificate shall be accompanied by such supporting documentation, information and calculations as are reasonably requested by Yumanity to verify and determine the information contained therein.

5.19    Litigation. From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article 9, Yumanity shall as promptly as reasonably practicable (but no later than within two (2) Business Days of receipt of learning about potential Transaction Litigation) notify the Company in writing of, shall keep the Company informed on a reasonably prompt basis regarding any such Transaction Litigation, and shall give the Company the opportunity to participate in the defense and settlement of, any Transaction Litigation (including by allowing the Company to offer comments or suggestions with respect to such Transaction Litigation, which Yumanity shall consider in good faith). Yumanity shall give the Company the opportunity to consult with counsel to Yumanity regarding the defense and settlement of any such Transaction Litigation, and in any event Yumanity shall not settle or compromise or agree to settle or compromise any Transaction Litigation without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Without otherwise limiting the D&O Indemnified Parties’ rights with regard to the right to counsel, and notwithstanding anything to the contrary in any indemnification agreements Yumanity has entered into, following the Effective Time, the D&O Indemnified Parties shall be entitled to continue to retain Goodwin Procter LLP or such other counsel selected by such D&O Indemnified Parties prior to the Effective Time to defend any Transaction Litigation on behalf of, and to the extent such Transaction Litigation is against, the D&O Indemnified Parties.

5.20    Permitted Asset Disposition. Notwithstanding anything to the contrary in this Agreement, the Company shall, and shall be permitted to, take all actions expressly and specifically required to be taken in connection with the consummation of the Permitted Asset Disposition pursuant to the terms of the Permitted Asset Disposition Agreement.

5.21    Yumanity A&R Bylaws. On or effective as of the Closing Date, the Yumanity Board of Directors shall approve an amendment to Yumanity’s bylaws in form and substance reasonably acceptable to the Company.

ARTICLE 6

CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Contemplated Transactions and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

6.1    Effectiveness of Registration Statement. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Form S-4 Registration Statement.

6.2    No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement which has the effect of making the consummation of the Contemplated Transactions illegal.

6.3    Stockholder Approval. This Agreement, the Merger and the other transactions contemplated by this Agreement shall have been duly approved by the Required Company Shareholder Vote, and the Yumanity Stockholder Proposals shall have been duly approved by the Required Yumanity Stockholder Vote.

6.4    No Governmental Proceedings Relating to Contemplated Transactions or Right to Operate Business. There shall not be any Legal Proceeding pending by an official of a Governmental Body in which such Governmental Body indicates that it intends to take any action challenging or seeking to restrain or prohibit the consummation of the Contemplated Transactions.

6.5     Listing. The existing shares of Yumanity Common Stock shall have been continually listed on Nasdaq as of and from the date of this Agreement through the Closing Date and the approval of the listing of the additional shares of Yumanity Common Stock on Nasdaq shall have been obtained and the shares of Yumanity Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

6.6    Concurrent Financing. The aggregate amount of cash proceeds received prior to the Closing, or to be received substantially simultaneously with the Closing, (i) by Yumanity in connection with the consummation of the transactions contemplated by the Securities Purchase Agreement and (ii) by the Company in connection with any Interim Financing, shall not be less than the Concurrent Investment Amount.

ARTICLE 7

ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF YUMANITY AND MERGER SUB

The obligations of Yumanity and Merger Sub to effect the Contemplated Transactions and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Yumanity, at or prior to the Closing, of each of the following conditions:

7.1    Accuracy of Representations. The representations and warranties of the Company contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Company Material Adverse Effect (except for the representations and warranties of the Company set forth in Section 2.3(a) of the Agreement), (B) the representations and warranties of the Company set forth in Section 2.3(a) of the Agreement shall have been true and correct in all respects as of the date of the Agreement and shall be true and correct in all respects at and as of the Closing Date as if made on and as of such time except for such inaccuracies which are de minimis, individually or in the aggregate, or (C) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clauses (A)-(B), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

7.2    Performance of Covenants. Each of the covenants and obligations in this Agreement that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed by the Company in all material respects.

7.3    Documents. Yumanity shall have received the following agreements and other documents, each of which shall be in full force and effect:

(a)    a certificate executed by the Chief Executive Officer and President of the Company, on behalf of the Company and not in his or her personal capacity, confirming that the conditions set forth in Sections 7.1, 7.2, and 7.4, and have been duly satisfied;

(b)    certificates of good standing (or equivalent documentation) of the Company in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, a certificate as to the incumbency of officers and the adoption of resolutions of the Company Board of Directors authorizing the execution of this Agreement and the consummation of the Contemplated Transactions to be performed by the Company hereunder;

(c)    written resignations in forms reasonably satisfactory to Yumanity, dated as of the Closing Date and effective as of the Closing, executed by the officers and directors of the Company who will not be officers or directors of the Surviving Corporation pursuant to Section 5.13 hereof;

(d)    the Company Closing Financial Certificate, which certificate shall be accompanied by such supporting documentation, information and calculations as are reasonably requested by the Company to verify and determine the information contained therein;

(e)    the Allocation Certificate;

(f)    the Company Estimated Cash and Debt Statement;

(g)    the Company Allocation Schedule; and

(h)     (i) an original signed statement from the Company that the Company is not, and has not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code, conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h), and (ii) an original signed notice to be delivered to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Yumanity to deliver such notice to the IRS on behalf of the Company following the Closing, each dated as of the Closing Date, duly executed by an authorized officer of the Company.

7.4    No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

7.5    Termination of Investor Agreements. The Investor Agreements shall have been terminated.

7.6    Lock-Up Agreements. The Lock-Up Agreements executed by shareholders of the Company listed on Schedule B hereto will continue to be in full force and effect as of immediately following the Effective Time.

ARTICLE 8

ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY

The obligations of the Company to effect the Contemplated Transactions and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

8.1    Accuracy of Representations. The representations and warranties of Yumanity and Merger Sub contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Yumanity Material Adverse Effect (except for the representations and warranties of Yumanity set forth in Section 3.3(a) of the Agreement), (B) the representations and warranties of Yumanity set forth in Section 3.3(a) of the Agreement shall have been true and correct in all respects as of the date of the Agreement and shall be true and correct in all respects at and as of the Closing Date as if made on and as of such time except for such inaccuracies which are de minimis, individually or in the aggregate, or (C) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clauses (A)-(B), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Yumanity Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2    Performance of Covenants. All of the covenants and obligations in this Agreement that either Yumanity or Merger Sub is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

8.3    Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a)    a certificate executed by the Chief Executive Officer and Chief Financial Officer of Yumanity, on behalf of Yumanity and not in their personal capacities, confirming that the conditions set forth in Sections 8.1, 8.2, and 8.5, have been duly satisfied;

(b)    certificates of good standing of Yumanity and Merger Sub in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of resolutions of its board of directors authorizing the execution of this Agreement and the consummation of the Contemplated Transactions to be performed by Yumanity and Merger Sub hereunder;

(c)    the Yumanity Closing Financial Certificate, which certificate shall be accompanied by such supporting documentation, information and calculations as are reasonably requested by the Company to verify and determine the information contained therein;

(d)    the Estimated Net Cash Certificate;

(e)    executed Lock-Up Agreements from each executive officer and director continuing with Yumanity or any Yumanity Subsidiary following the Closing who is a Yumanity stockholder;

(f)    executed severance agreements (including releases of Yumanity) from each employee not continuing with Yumanity following the Closing Date and written resignations in forms reasonably satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Yumanity who are not to continue as officers or directors of Yumanity pursuant to Section 5.13 hereof.

8.4    Board of Directors. Yumanity shall have caused the Yumanity Board of Directors to be constituted as set forth in Section 5.13 of this Agreement effective as of the Effective Time.

8.5    No Yumanity Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Yumanity Material Adverse Effect that is continuing.

8.6    No Yumanity Indebtedness. Yumanity shall have no outstanding Yumanity Debt as of the Closing Date.

8.7    Yumanity Net Cash Requirement. Yumanity Net Cash shall not be less than $7,500,000 as of the Closing Date.

ARTICLE 9

TERMINATION

9.1    Termination. This Agreement may be terminated prior to the Effective Time (whether before or after approval of the Yumanity Stockholder Proposals by the Required Yumanity Stockholder Vote or before or after approval of the Merger by the Required Company Shareholder Vote, unless otherwise specified below):

(a)    by mutual written consent duly authorized by the Boards of Directors of Yumanity and the Company;

(b)    by either Yumanity or the Company if the Contemplated Transactions shall not have been consummated by the date that is seven (7) months after the date hereof (subject to possible extension as provided in this Section 9.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to the Company, on the one hand, or to Yumanity, on the other hand, if such Party’s action or failure to act has been a principal cause of the failure of the Contemplated Transactions to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement; and provided, further, that, in the event that the SEC has not declared effective under the Securities Act the Form S-4 Registration Statement by the date which is sixty (60) days prior to the End Date, then either the Company or Yumanity shall be entitled to extend the End Date for an additional thirty (30) days;

(c)    by either Yumanity or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d)    by either Yumanity or the Company if (i) the Yumanity Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Yumanity’s stockholders shall have taken a final vote on the Yumanity Stockholder Proposals and (ii) the Yumanity Stockholder Proposals shall not have been approved at the Yumanity Stockholders’ Meeting (or any adjournment or postponement thereof) by the Required Yumanity Stockholder Vote; provided, however, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to Yumanity where the failure to obtain the Required Yumanity Stockholder Vote shall have been caused by the action or failure to act of Yumanity and such action or failure to act constitutes a material breach by Yumanity of this Agreement;

(e)    by the Company (at any time prior to the approval of the Yumanity Stockholder Proposals by the Required Yumanity Stockholder Vote) if a Yumanity Triggering Event shall have occurred;

(f)    by Yumanity (at any time prior to the approval of the Merger by the Required Company Shareholder Vote) if a Company Triggering Event shall have occurred;

(g)    by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Yumanity or Merger Sub set forth in this Agreement, or if any representation or warranty of Yumanity or Merger Sub shall have become inaccurate, in either case such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided, that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement so as to cause any of the conditions under Section 7.1 or 7.2 not to be satisfied; provided, further, that if such inaccuracy in representations and warranties or breach by Yumanity or Merger Sub is curable by Yumanity or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30) day period commencing upon delivery of written notice from the Company to Yumanity or Merger Sub of such breach or inaccuracy and of its intention to terminate pursuant to this Section 9.1(g) and (ii) Yumanity or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach after the notice contemplated in clause (i) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy if such breach by Yumanity or Merger Sub is cured prior to such termination becoming effective);

(h)    by Yumanity, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become inaccurate, in either case such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided, that Yumanity is not then in material breach of any representation, warranty, covenant or agreement under this Agreement so as to cause any of the conditions under Section 8.1 or 8.2 not to be satisfied; provided, further, that if such inaccuracy in representations and warranties or breach by the Company is curable by the Company then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30) day period commencing upon delivery of written notice from Yumanity to the Company of such breach or inaccuracy and of its intention to terminate pursuant to this Section 9.1(h) and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach after the notice contemplated in clause (i) above (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective);

(i)    by either Yumanity or the Company if (i) the Company’s shareholders do not adopt this Agreement by the Required Company Shareholder Vote within ten (10) Business Days after the Form S-4 Registration Statement shall have been declared effective under the Securities Act; provided, however, that the right to terminate this Agreement under this Section 9.1(i) shall not be available to the Company where the failure to obtain the Required Company Shareholder Vote shall have been caused by the action or failure to act of the Company and such action or failure to act constitutes a material breach by the Company of this Agreement;

(j)    by Yumanity, at any time prior to the approval of the Yumanity Stockholder Proposals by the Required Yumanity Stockholder Vote if Yumanity has received an Acquisition Proposal that the Yumanity Board of Directors deems is a Superior Offer in accordance with Section 5.3(c), Yumanity has complied with its obligations under Section 4.5 and Section 5.3 in order to accept such Superior Offer, Yumanity both concurrently terminates this Agreement and enters into a definitive agreement that provides for the consummation of such Superior Offer and Yumanity concurrently pays to the Company the amount set forth in Section 9.3.

(k)    by the Company, at any time prior to the Required Company Shareholder Vote is obtained, if the Company has received an Acquisition Proposal that the Company Board of Directors deems is a Superior Offer in accordance with Section 5.2(c), the Company has complied with its obligations under Section 4.5 and Section 5.2 in order to accept such Superior Offer, the Company concurrently terminates this Agreement and enters into a definitive agreement that provides for the consummation of such Superior Offer and the Company concurrently pays to Yumanity the amount set forth in Section 9.3.

The Party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

9.2    Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (i) Section 5.8, this Section 9.2, Section 9.3, and Article 10 and the Confidentiality

Agreement shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any Party for its fraud or from any liability for any Willful Breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement. “Willful Breach” means a deliberate act or deliberate failure to act, taken with the actual knowledge that such act or failure to act would result in or constitute a material breach of this Agreement.

9.3    Expenses; Termination Fees.

(a)    Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Contemplated Transactions are consummated; provided, that Yumanity shall pay all fees and expenses incurred in relation to (i) the printing (e.g., paid to a financial printer) and filing with the SEC of the Form S-4 Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and (ii) the filing and application fees payable to Nasdaq in connection with the Nasdaq Listing Application and the listing of the Yumanity Common Stock to be issued in the Merger on Nasdaq (such fees, “Filing Fees”).

(b)    Yumanity shall pay to the Company via wire transfer of same-day funds, within two (2) Business Days after termination (or, if applicable, upon such entry into a definitive agreement and/or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $500,000 (the “Company Termination Fee”):

(i)    if this Agreement is terminated by the Company pursuant to Section 9.1(e);

(ii)    if this Agreement is terminated by Yumanity pursuant to Section 9.1(j); or

(iii)    if this Agreement is terminated by Yumanity or the Company pursuant to Section 9.1(b) or Section 9.1(d) or by the Company pursuant to Section 9.1(g) and (x) an Acquisition Proposal with respect to Yumanity shall have been publicly announced, disclosed or otherwise communicated to the Yumanity Board of Directors prior to such termination (and not withdrawn) and (y) within twelve (12) months after the date of such termination, Yumanity enters into a definitive agreement with respect to a Subsequent Transaction that is subsequently consummated or consummates a Subsequent Transaction whether or not in respect of the Acquisition Proposal referred to in clause (x).

(c)    The Company shall pay to Yumanity via wire transfer of same-day funds, within two (2) Business Days after termination (or, if applicable, upon such earlier entry into a definitive agreement and/or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $1,000,000 (the “Yumanity Termination Fee”):

(i)    if this Agreement is terminated by Yumanity pursuant to Section 9.1(f);

(ii)    if this Agreement is terminated by the Company pursuant to Section 9.1(k); or

(iii)    if this Agreement is terminated by Yumanity pursuant to Section 9.1(h) or Yumanity or the Company pursuant to Section 9.1(b) or Section 9.1(i) and (x) an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board of Directors prior to such termination (and not withdrawn) and (y) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction that is subsequently consummated or consummates a Subsequent Transaction whether or not in respect of the Acquisition Proposal referred to in clause (x).

(d)     (i) If this Agreement is terminated by the Company pursuant to Section 9.1(d) or Section 9.1(g), or (ii) if this Agreement is terminated by Yumanity pursuant to Section 9.1(d), then Yumanity shall reimburse the Company for all Third Party Expenses incurred by the Company, up to a maximum of $250,000, by wire transfer of same-day funds within two (2) Business Days following the date on which the Company submits to Yumanity true and correct copies of reasonable documentation supporting such Third Party Expenses. If the Company also becomes entitled to receive a Company Termination Fee under this Agreement, the amount paid by Yumanity as expense reimbursement under this Section 9.3(d) will be credited against the Company Termination Fee.

(e)    (i) If this Agreement is terminated by Yumanity pursuant to Section 9.1(h) or Section 9.1(i), or (ii) if this Agreement is terminated by the Company pursuant to Section 9.1(i), then the Company shall reimburse Yumanity for all Third Party Expenses incurred by Yumanity up to a maximum of $500,000, by wire transfer of same-day funds within two (2) Business Days following the date on which Yumanity submits to the Company true and correct copies of reasonable documentation supporting such Third Party Expenses. If Yumanity also becomes entitled to receive a Yumanity Termination Fee under this Agreement, the amount paid by the Company as expense reimbursement under this Section 9.3(e) will be credited against the Yumanity Termination Fee.

(f)    If either Party fails to pay when due any amount payable by such Party under Section 9.3(a), (b), (c), (d) or (e), then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 9.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

(g)    The Parties agree that the payment of the fees and expenses set forth in this Section 9.3, shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 9.3, it being understood that in no event shall either Yumanity or the Company be required to pay fees or damages payable pursuant to this Section 9.3 on more than one occasion (other than in the case of payments required under

Section 9.3(b)(iii) or Section 9.3(c)(iii) following a reimbursement of Third Party Expenses under Section 9.3(d) or Section 9.3(e) respectively. Subject to any liability or damage for fraud or Willful Breach as provided in Section 9.2, the payment of the fees and expenses set forth in this Section 9.3, and the provisions of Section 10.10, each of the Parties and their respective Affiliates shall have no liability, shall not be entitled to bring or maintain any other claim, action or proceeding against the other, shall be precluded from any other remedy against the other, at law or in equity or otherwise, and shall not seek to obtain any recovery, judgment or damages of any kind against the other (or any Subsidiary, Affiliate, or Representative of such Party) in connection with or arising out of the termination of this Agreement, any breach by any Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.

ARTICLE 10

MISCELLANEOUS PROVISIONS

10.1    Non-Survival of Representations and Warranties. The representations and warranties of the Company, Merger Sub and Yumanity contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Article 10 shall survive the Effective Time.

10.2    Amendment. This Agreement may be amended with the approval of the respective Boards of Directors of the Company, Merger Sub and Yumanity at any time (whether before or after the approval of the Contemplated Transactions or issuance of shares of Yumanity Common Stock in the Contemplated Transactions); provided, however, that after any such adoption and approval of this Agreement by Yumanity’s stockholders, no amendment shall be made which by law requires further approval of the Yumanity stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Yumanity.

10.3    Waiver.

(a)    No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)    Any provision hereof may be waived (or the time for performance extended) by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4    Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5    Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws; provided that the Merger shall be governed by the laws of the State of Washington. In any action or suit between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions: (a) each of the parties (i) irrevocably submits itself to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, (ii) to the extent such court does not have jurisdiction, the United States District Court of the District of Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, in any suit, action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated herein, (b) agrees that every such suit, action or proceeding shall be brought, heard and determined exclusively in such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (d) agrees not to bring any suit, action or proceeding arising out of or relating to this Agreement or the Contemplated Transactions in any other court, and (e) waives any defense of inconvenient forum to the maintenance of any suit, action or proceeding so brought.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE DOCUMENTS RELATED HERETO IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY CONTROVERSY INVOLVING ANY REPRESENTATIVE OF YUMANITY OR THE COMPANY UNDER THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.5.

10.6    Assignability; No Third-Party Beneficiaries. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Parties’ prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.6) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.7    Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered by hand, by registered mail, by courier or express delivery service, by facsimile to the address or facsimile telephone number or sent by electronic mail (notice deemed given on the date of receipt) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, set forth beneath the name of such Party below (or to such other address, facsimile telephone number or electronic mail as such Party shall have specified in a written notice given to the other parties hereto):

if to Yumanity or Merger Sub:

Yumanity Therapeutics, Inc.

40 Guest Street, Suite 4410

Boston, MA 02135

Attention: Devin Smith, Senior Vice President and General Counsel

Email: dsmith@yumanity.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

Telephone: 617-570-1000

Fax: 617-523-1231

Attention: John T. Haggerty, Esq. and Jean A. Lee

Email: jhaggerty@goodwinlaw.com and jeanlee@goodwinlaw.com

if to the Company:

Kineta, Inc.

219 Terry Avenue North, Suite 300

Seattle, WA 98109

Attention: Shawn Iadonato, CEO

Email: shawn@kineta.us

with a copy (which shall not constitute notice) to:

Orrick, Herrington & Sutcliffe LLP

701 5th Avenue, Suite 5600

Seattle, WA 98104-7097

Telephone: 206-839-4337

Attention: Blake Ilstrup, Hari Raman and Albert W. Vanderlaan

Email: bilstrup@orrick.com, hraman@orrick.com and avanderlaan@orrick.com

10.8    Cooperation. Each Party agrees to cooperate fully with the other Parties and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

10.9    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.10    Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties hereto waives any bond, surety or other security that might be required of any other Party with respect thereto.

10.11    Construction.

(a)    For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)    The Parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c)    As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)    Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(e)    The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(f)    Each of “delivered” or “made available” means, with respect to any documentation, that prior to 11:59 p.m. (New York time) on the date that is one (1) Business Day prior to the date of this Agreement (i) a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party or (ii) such material is disclosed in the Yumanity SEC Documents filed with the SEC prior to the date hereof and publicly made available on the SEC’s Electronic Data Gathering Analysis and Retrieval system.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

YUMANITY THERAPEUTICS, INC.

By:	/s/ Richard Peters
Name:	Richard Peters
Title:	Chief Executive Officer

YACHT MERGER SUB, INC.

By:	/s/ Devin Smith
Name:	Devin Smith
Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

KINETA, INC.

By:	/s/ Shawn Iadonato
Name:	Shawn Iadonato
Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“2016 Plan” shall have the meaning set forth in Section 3.3(b).

“2018 Plan” shall have the meaning set forth in Section 3.3(b).

“2021 Plan” shall have the meaning set forth in Section 3.3(b).

“2022 Plan” shall mean the customary incentive plan that shall be subject to approval by Yumanity’s stockholders at the Yumanity Stockholders’ Meeting.

“Acquisition Inquiry” shall mean, with respect to a Party, an inquiry, indication of interest or request for nonpublic information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Yumanity, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal with such Party.

“Acquisition Proposal” shall mean, with respect to a Party, any offer or proposal, whether written or oral (other than (i) an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Yumanity or any of its Affiliates, on the other hand, to the other Party, or (ii) an offer or proposal relating to a Permitted Asset Disposition) contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” shall mean any transaction or series of transactions involving:

•

any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party or any of its Subsidiaries is a constituent corporation; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; or

•

any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the fair market value of the consolidated assets of a Party and its Subsidiaries, taken as a whole, other than a Permitted Asset Disposition.

“Affiliates” of a Person shall mean any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise

“Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.

“Allocation Certificate” shall have the meaning set forth in Section 5.18(a).

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act, as amended (15 U.S.C. §78 dd-1 et seq.), the UK Bribery Act of 2010, or any other applicable anti-bribery or anti-corruption Laws.

“Articles of Merger” shall have the meaning set forth in Section 1.3.

“Business Day” shall mean any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“Capitalization Date” shall have the meaning set forth in Section 3.3(a).

“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act (Public Law 116-136) and all rules, any regulations and guidance issued by any Governmental Authority with respect thereto, in each case as in effect from time to time.

“Certifications” shall have the meaning set forth in Section 3.4(a).

“Closing” shall have the meaning set forth in Section 1.3.

“Closing Date” shall have the meaning set forth in Section 1.3.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning set forth in the Preamble.

“Company Affiliate” shall mean any Person that is (or at any relevant time was) under common control with the Company within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

“Company Allocation Schedule” shall have the meaning set forth in Section 1.7(b).

“Company Associate” shall mean any current or former employee, independent contractor, officer or director of the Company or any Company Affiliate.

“Company Board Adverse Recommendation Change” shall have the meaning set forth in Section 5.2(c).

“Company Board of Directors” shall mean the Board of Directors of the Company.

“Company Board Recommendation” shall have the meaning set forth in Section 5.2(b).

“Company Capital Stock” shall mean the Company Common Stock.

“Company Closing Balance Sheet” shall mean the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries as of the Closing.

“Company Closing Financial Certificate” means a certificate executed by the Chief Executive Officer of the Company, on behalf of the Company and not in his or her personal capacity, dated as of the Closing Date, certifying the accuracy of the Company Closing Balance Sheet. The Company Closing Financial Certificate shall include a representation of the Company, certified by the Chief Executive Officer of the Company, that such certificate includes an accurate and correct accounting and calculation of the Company’s cash and cash equivalents.

“Company Common Stock” shall mean the Company Non-Voting Common Stock and the Company Voting Common Stock.

“Company Confidential Information” shall have the meaning set forth in Section 2.8(i).

“Company Contract” shall mean any Contract: (a) to which the Company or any of its Subsidiaries is a Party; (b) by which the Company or any Company Subsidiary or any Company IP Rights or any other asset of Company or its Subsidiaries is or may become bound or under which the Company or any Company Subsidiary has, or may become subject to, any obligation; or (c) under which the Company or Company Subsidiary has or may acquire any right or interest.

“Company Debt” means with respect to the Company and its Subsidiaries, any of the following and, in each case, including all accrued and unpaid interest thereon and any premiums, prepayment penalties, breakage costs and other fees and expenses arising as a result of the payment of any such amount owed: (i) any indebtedness evidenced by any note, bond, debenture or other debt security, (ii) any indebtedness to any lender or creditor under credit facilities of the Company, (iii) any indebtedness for the deferred purchase price of property with respect to which Company is liable, contingently or otherwise, as obligor or otherwise, (iv) any drawn amounts under letter of credit arrangements, (v) any cash overdrafts, (vi) any capitalized leases, (vii) any indebtedness under any financial instrument classified as debt, (viii) any notes payable to any of Company’s equity holders or Company’s vendors, customers or third parties, (ix) any accrued and unpaid Taxes of the Company for any Pre-Closing Period, whether due before, on or after the Closing Date, (x) any Deferred Payroll Taxes, and (xi) any Liability of other Persons of the type described in the preceding clauses (i)-(x) that Company has guaranteed, that is recourse to Company or any of its assets, or that is otherwise the legal Liability of Company. Notwithstanding the foregoing, in no case shall Company Debt include any costs or expenses, including attorney’s fees or settlement costs, incurred in connection with (i) any potential or actual security holder litigation arising or resulting from this Agreement, the Merger or the Contemplated Transactions and that may be brought in connection with or on behalf of any Company security holder’s interest in Company Capital Stock (including all amounts paid or payable up to the retention amount of any insurance policy that is or may cover such costs or expenses and amounts not covered by any such insurance policy) or (ii) any Dissenting Shares.

“Company Disclosure Schedule” shall have the meaning set forth in Article 2.

“Company Employee Plan” shall have the meaning set forth in Section 2.14(a).

“Company Estimated Cash and Debt Statement” shall have the meaning set forth in Section 5.18(b)(i).

“Company Financials” shall have the meaning set forth in Section 2.4(a).

“Company IP Rights” shall mean (A) any and all Intellectual Property used in the conduct of the business of Company; and (B) any and all Company-Owned IP Rights.

“Company Intervening Event” shall have the meaning set forth in Section 5.2(c).

“Company Intervening Event Recommendation Determination Notice” shall have the meaning set forth in Section 5.2(c).

“Company Material Adverse Effect” shall mean any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect, is or would reasonably be expected to be materially adverse to: (a) the business, financial condition, assets (including Intellectual Property), operations or financial performance of Company and its Subsidiaries taken as a whole; or (b) the ability of Company to timely consummate the Contemplated Transactions or to perform any of its covenants or obligations under the Agreement in all material respects; provided, however, that Effects from the following shall not be deemed to constitute (nor shall Effects from any of the following be taken into account in determining whether there has occurred) a Company Material Adverse Effect: (i) conditions generally affecting the industries in which the Company and its Subsidiaries participate or the United States or global economy or capital markets as a whole, to the extent that such conditions do not have a materially disproportionate impact on the Company and its Subsidiaries taken as a whole; (ii) any failure by the Company or any of its Subsidiaries to meet internal projections or forecasts or third party revenue or earnings predictions for any period ending on or after the date of this Agreement (it being understood, however, that any Effect causing or contributing to any such failure to meet projections or predictions may constitute a Company Material Adverse Effect and may be taken into account in determining whether a Company Material Adverse Effect has occurred); (iii) the execution, delivery, announcement or performance of the obligations under this Agreement or the announcement, pendency or anticipated consummation of the Contemplated Transactions; (iv) any natural disaster, any public health event (including any epidemic, pandemic, or disease outbreak (including the COVID-19 virus)), or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof to the extent they do not disproportionately affect the Company and its Subsidiaries taken as a whole; (v) any specific action taken at the written request of Yumanity or Merger Sub or expressly required by this Agreement; or (vi) any changes (after the date of this Agreement) in GAAP or applicable Legal Requirements.

“Company Material Contract” shall have the meaning set forth in Section 2.9(m).

“Company Non-Voting Common Stock” shall mean the non-voting common stock, $0.0001 par value, of the Company.

“Company Options” shall mean options to purchase shares of Company Common Stock issued or granted by the Company.

“Company-Owned IP Rights” shall mean any and all Intellectual Property owned (or purported to be owned) by the Company or any of its Subsidiaries.

“Company Permits” shall have the meaning set forth in Section 2.11(b).

“Company Product Candidates” shall have the meaning set forth in Section 2.11(d).

“Company Recommendation Determination Notice” shall have the meaning set forth in Section 5.2(c).

“Company Registered Intellectual Property” shall mean all United States, international and foreign: (A) patents and patent applications (including provisional applications), (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (C) registered Internet domain names, (D) registered copyrights and applications for copyright registration and (E) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any governmental authority owned by, registered or filed in the name of, Company or any of its Subsidiaries.

“Company Regulatory Permits” shall have the meaning set forth in Section 2.11(d).

“Company Restricted Stock” shall mean outstanding shares of Company Common Stock (including shares acquired by the early exercise of a stock option award) that are unvested or are subject to a repurchase option or a risk of forfeiture.

“Company RSU” shall mean a restricted stock unit of Company.

“Company Share Certificate” shall have the meaning set forth in Section 1.6.

“Company Shareholder Support Agreements” shall have the meaning set forth in the Recitals.

“Company Shareholder Written Consent” shall have the meaning set forth in Section 5.2(a).

“Company Subsidiaries” shall have the meaning set forth in Section 2.1(a).

“Company Termination Fee” shall have the meaning set forth in Section 9.3(b).

A “Company Triggering Event” shall be deemed to have occurred if: (i) the Company Board of Directors shall have failed to recommend that the Company’s shareholders vote to approve this Agreement or shall for any reason have withdrawn or shall have modified in a manner adverse to Yumanity the Company Board Recommendation, including pursuant to a Company Board Adverse Recommendation Change; (ii) the Company Board of Directors shall have publicly approved, endorsed or recommended any Acquisition Proposal; (iii) the Company Board of

Directors shall have failed to reaffirm, publicly or directly to its shareholders, the Company Board Recommendation within ten (10) Business Days after Yumanity so requests in writing (provided that not more than three such requests may be made by Yumanity); or (iv) the Company or the Company’s Representatives shall have breached the provisions set forth in Section 4.5 in any material respect that is adverse to Yumanity.

“Company Unaudited Interim Balance Sheet” shall mean the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries as of March 31, 2022, provided to Yumanity prior to the date of this Agreement.

“Company Valuation” means $194,000,000.

“Company Voting Common Stock” shall mean the voting common stock, $0.0001 par value, of Company.

“Company Warrants” shall have the meaning set forth in Section 2.3(c).

“Concurrent Financing” shall have the meaning set forth in the Recitals.

“Concurrent Investment Amount” shall mean $27,500,000.

“Concurrent Investor” shall have the meaning set forth in the Recitals.

“Confidentiality Agreement” shall mean the Confidentiality Agreement dated March 8, 2022, between the Company and Yumanity.

“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” shall mean the Merger, the Concurrent Financing, the Reverse Split (to the extent applicable and deemed necessary by the Parties) and the other transactions and actions contemplated by the Agreement.

“Contract” shall, with respect to any Person, mean any written agreement, contract, subcontract, lease (whether real or personal property), mortgage, understanding, arrangement, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature that is currently in force and to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable law.

“Costs” shall have the meaning set forth in Section 5.6(a).

“D&O Indemnified Parties” shall have the meaning set forth in Section 5.6(a).

“Deferred Payroll Taxes” shall mean any payroll Taxes with respect to any Pre-Closing Period deferred to any taxable period beginning on or after the date immediately following the Closing Date under the CARES Act, the Families First Coronavirus Response Act, the Coronavirus Preparedness and Response Supplemental Appropriations Act or any similar Law enacted or promulgated in response to or in connection with COVID-19.

“DGCL” shall mean the General Corporation Law of the State of Delaware.

“Dissenting Shares” shall have the meaning set forth in Section 1.8(a).

“Drug/Device Regulatory Agency” shall have the meaning set forth in Section 2.11(c).

“EEOC” shall have the meaning set forth in Section 2.15(a).

“Effect” shall mean any effect, change, condition, event, circumstance, occurrence, result, state of facts, or development.

“Effective Time” shall have the meaning set forth in Section 1.3.

“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, easement, reservation, servitude, adverse title, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“End Date” shall have the meaning set forth in Section 9.1(b).

“Entity” shall mean any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“Equity Incentive Plans” shall have the meaning set forth in Section 2.3(b).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ESPP” shall have the meaning set forth in Section 3.3(b).

“Estimated Net Cash Certificate” shall have the meaning set forth in Section 5.18(b).

“Excess Proceeds” shall mean an amount of cash equal to the gross proceeds from the Permitted Asset Disposition less the amount, if any, by which Yumanity Net Cash set forth on the Yumanity Closing Financial Certificate (calculated for these purposes as if none of the gross proceeds from the Permitted Asset Disposition are received by Yumanity) would be less than $10,000,000.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall have the meaning set forth in Section 1.7(a).

“Exchange Fund” shall have the meaning set forth in Section 1.7(a).

“Exchange Ratio” shall mean, subject to Section 1.5(f), the quotient determined by dividing the Surviving Corporation Allocation Shares by the Company Outstanding Shares, where:

•

“Company Outstanding Shares” means the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time expressed on a fully diluted and as-converted to Company Common Stock basis and assuming, without limitation, (i) the exercise of all Company Options, Company RSUs and Company Warrants outstanding as of immediately prior to the Effective Time (whether then vested or unvested, exercisable or not exercisable), (ii) the conversion of all of the Company’s outstanding convertible indebtedness and (iii) the issuance of shares of Company Capital Stock in respect of all other options, warrants or rights to receive such shares, including all shares of Company Capital Stock issuable as a dividend that have accrued as of the Effective Time, whether conditional or unconditional and including any options, warrants or rights triggered by or associated with the consummation of the Contemplated Transactions.

•	“Yumanity Allocation Percentage” means the percentage determined by (i) dividing the Yumanity Valuation by (ii) the sum of the Yumanity Valuation plus the Company Valuation.

•

“Yumanity Outstanding Shares” means the total number of shares of Yumanity Common Stock outstanding immediately prior to the Effective Time expressed on a fully diluted and as-converted to Yumanity Common Stock basis (excluding any securities issued in respect of the Concurrent Financing), but assuming, without limitation, (i) the inclusion of all options, warrants or rights to receive such shares (whether then vested or unvested, exercisable or not exercisable, including any Yumanity RSUs and Yumanity Options that are in-the-money but excluding any Yumanity Options that are out-of-the-money), whether conditional or unconditional and including any options, warrants or rights that accelerate upon or are triggered by or associated with the consummation of the Contemplated Transactions, (ii) the inclusion of all restricted stock units of Yumanity, whether conditional or unconditional, and (iii) the inclusion of shares of Yumanity Common Stock issued after the date of this Agreement and prior to the Closing. For purposes of clarity, Yumanity Outstanding Shares shall not include any shares available and reserved for future issuance under the 2016 Plan, the 2018 Plan, the 2021 Plan or the ESPP (but not issued and outstanding) as of immediately prior to the Effective Time.

•

“Yumanity Valuation” means $34,000,000, provided, however, that the Yumanity Valuation shall be (i) increased on a dollar-for-dollar basis by the amount that Yumanity Net Cash at Closing is greater than $10,000,000 and (ii) reduced on a dollar-for-dollar basis by the amount that Yumanity Net Cash at Closing is less than $10,000,000.

•

“Surviving Corporation Allocation Shares” means an amount equal to (i) the quotient determined by dividing the Yumanity Outstanding Shares by the Yumanity Allocation Percentage less (ii) the Yumanity Outstanding Shares.

“Existing Company D&O Policies” shall have the meaning set forth in Section 2.17(b).

“Existing Yumanity D&O Policies” shall have the meaning set forth in Section 3.15(b).

“Financial Statement Delivery Date” shall have the meaning set forth in Section 5.1(a).

“FDA” shall have the meaning set forth in Section 2.11(b).

“FDCA” shall have the meaning set forth in Section 2.11(c).

“Foreign Public Official” means any (i) officer, civil servant, employee, representative, or any other person acting in an official capacity for any Governmental Authority, (ii) officer, employee or representative of any commercial enterprise or entity that is owned or controlled by a Governmental Authority; (iii) officer, employee or representative of any public international organization, such as the African Union, the International Monetary Fund, the United Nations or the World Bank; (d) Person acting in an official capacity for any Governmental Authority, enterprise or organization identified above; and (e) any political party or official thereof, or any candidate for political office.

“Form S-4 Registration Statement” shall mean the registration statement on Form S-4 to be filed with the SEC by the Company registering the public offering and sale of Yumanity Common Stock to some or all holders of Company Common Stock in the Contemplated Transactions, including all shares of Yumanity Common Stock to be issued in exchange for all other shares of Company Common Stock in the Contemplated Transactions, as said registration statement may be amended prior to the time it is declared effective by the SEC.

“Funded Welfare Plan” shall have the meaning set forth in Section 2.14(c).

“GAAP” shall have the meaning set forth in Section 2.4(a).

“Governmental Authority” shall mean any court or tribunal, governmental, quasi-governmental or regulatory body, administrative agency or bureau, commission or authority or other body entitled to exercise similar powers or authority.

“Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, exceptions, orders, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

“Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-Governmental Authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Taxing authority); or (d) self-regulatory organization (including the Nasdaq Stock Market).

“Hazardous Materials” shall mean any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including crude oil or any fraction thereof, and petroleum products or by-products.

“Intellectual Property” shall mean any and all industrial and intellectual property rights and other similar proprietary rights, and all rights associated therewith, throughout the world, including all patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, all inventions (whether patentable or not), all rights in invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data, proprietary processes and formulae, algorithms, specifications, customer lists and supplier lists, all designs and any registrations and applications therefor, all trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications, and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name registrations, all copyrights, copyright registrations and applications therefor (including copyrights in computer software, source code, object code, firmware, development tools, files, records, data, schematics and reports), and all other rights corresponding thereto, all rights in databases and data collections, all moral rights of authors and inventors, however denominated, and any similar or equivalent rights to any of the foregoing and, including in each case any and all (1) rights of action arising from the foregoing, including all claims for damages by reason of present, past and future infringement, misappropriation, violation misuse or breach of contract in respect of the foregoing, and present, past and future rights to sue and collect damages or seek injunctive relief for any such infringement, misappropriation, violation, misuse or breach; and (2) income, royalties and any other payments now and hereafter due and/or payable in respect of the foregoing.

“In the Money Yumanity Option” shall mean each Yumanity Option having a per-share exercise price that is less than the closing price per share of Yumanity Common Stock immediately prior to the Effective Time.

“Interim Financials Date” shall have the meaning set forth in Section 5.1(a).

“Interim Financing” means any financing transaction entered into by the Company with one or more investors after the date hereof and prior to the Closing by issuance of Company Common Stock or other securities that are directly or indirectly convertible into, or exercisable or exchangeable for, Company Common Stock.

“Investor Agreements” shall have the meaning set forth in Section 5.17(a).

“IRS” shall mean the United States Internal Revenue Service.

“Key Employee” shall mean, with respect to the Company or Yumanity, an executive officer or any employee that reports directly to the Board of Directors or Chief Executive Officer or Chief Operating Officer, as applicable.

“Knowledge” shall mean actual knowledge of the Key Employees after reasonable inquiry of such Key Employee’s personal files and of the direct reports of such Key Employees charged with administrative or operational responsibility for such matter.

“Laws” means applicable laws, statutes, by-laws, rules, regulations, orders, ordinances, protocols, codes, treaties, policies, notices, directions, decrees, judgements, awards or requirements, in each case of any Governmental Authority.

“Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirement” shall mean any federal, state, foreign, material local or municipal or other treaty, law, statute, constitution, resolution, ordinance, code, edict, decree, rule, regulation, code, ordinance, ruling or other requirement having the force of law issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the Nasdaq Stock Market or the Financial Industry Regulatory Authority).

“Liability” shall have the meaning set forth in Section 2.10.

“Lock-up Agreements” shall have the meaning set forth in the Recitals.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Sub” shall have the meaning set forth in the Preamble.

“Multiemployer Plan” shall have the meaning set forth in Section 2.14(c).

“Multiple Employer Plan” shall have the meaning set forth in Section 2.14(c).

“Nasdaq Listing Application” shall have the meaning set forth in Section 5.9.

“Ordinary Course of Business” shall mean, in the case of each of the Company and Yumanity and for all periods, such actions taken in the ordinary course of its normal operations and consistent with its past practices, and for periods following the date of this Agreement consistent with its operating plans delivered to the other Party; provided, however, that the Ordinary Course of Business for Yumanity shall also include filings with any Governmental Body to be made by Yumanity that are expressly and specifically contemplated by the Permitted Asset Disposition Agreement.

“Party” or “Parties” shall mean the Company, Merger Sub and Yumanity.

“Permitted Asset Disposition” shall mean the transactions expressly and specifically contemplated by the Permitted Asset Disposition Agreement.

“Permitted Asset Disposition Agreement” shall mean shall mean the Asset Purchase Agreement dated as of the date hereof, between Yumanity and Janssen Pharmaceutica NV.

“Permitted Assets” shall mean all of Yumanity’s rights in its lead product candidate, YTX-7739, its other potential product candidates, YTX-9184 and YTX-8598 and its unencumbered platform discovery targets, C-T and all intellectual property rights, data, regulatory documentation, permits, inventory and supply in respect of the specified product candidates and targets.

“Person” shall mean any individual, Entity or Governmental Body.

“Personal Information” means any data or information that identifies, relates to, describes, is capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular natural person or household or any other data or information that constitutes “personal data”, “personal information,” “protected health information,” or “personally identifiable information” under any Privacy Obligation.

“Pre-Closing Period” shall have the meaning set forth in Section 4.1.

“Pre-Closing Period” shall have the meaning set forth in Section 5.10(c).

“Privacy Obligation” means any applicable Law, contractual obligation, self-regulatory standard, industry standard, or any consent obtained that is related to privacy, security, data protection, transfer, or other processing of Personal Information.

“Proxy Statement” shall mean the proxy statement in connection with the approval of this Agreement and the Contemplated Transactions to be sent to Yumanity’s stockholders in connection with the Yumanity Stockholders’ Meeting.

“Representatives” shall mean directors, officers, other employees, agents, attorneys, accountants, advisors and representatives.

“Required Company Financials” shall have the meaning set forth in Section 5.1(a).

“Required Company Shareholder Vote” shall have the meaning set forth in Section 2.20.

“Required Yumanity Stockholder Vote” shall have the meaning set forth in Section 3.18.

“Reverse Split” shall have the meaning set forth in Section 5.15.

“Sanctioned Person” means any Person that is the target of Sanctions, including, without limitation, (i) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC or the U.S. Department of State, by the United Nations Security Council, Her Majesty’s Treasury of the United Kingdom, the European Union, or any EU member state, (ii) any Person operating, organized or resident in a Sanctioned Territory, or (iii) any Person owned or controlled by any such Person or Persons.

“Sanctioned Territory” means, at any time, a country or territory which is itself the subject or target of any Sanctions (at the time of this Agreement, the Crimea region of Ukraine, Cuba, the so-called Donetsk People’s Republic, Iran, the so-called Luhansk People’s Republic, North Korea, and Syria).

“Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures administered, enacted or enforced from time to time by (a) the United States (including the U.S. Commerce Department, the U.S. Department of Treasury, and the U.S. Department of State), (b) the European Union or any of its member states, (c) the United Nations Security Council, or (d) Her Majesty’s Treasury of the United Kingdom.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as it may be amended from time to time.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Securities Purchase Agreement” shall have the meaning set forth in the Recitals.

“Sensitive Data” means any: (a) Personal Information or (b) trade secret or confidential or proprietary business information.

“Straddle Period” shall mean any taxable period that begins on or before and ends after the Closing Date.

“Subsequent Transaction” shall mean any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).

An entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” shall mean an unsolicited bona fide Acquisition Proposal (with all references to “more than twenty percent (20%)” or “twenty percent (20%) or more” in the definition of Acquisition Transaction being treated as references to “fifty percent (50%)” for these purposes), that was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement, made by a third party that the Board of Directors of the Company or Yumanity, as applicable, determines in good faith, after consultation with its outside legal counsel and financial advisor(s), and after taking into account all financial, legal, regulatory, and other aspects of such Acquisition Proposal (including the financing terms, the ability of such third party to finance such Acquisition Proposal and the likelihood of consummation thereof), (1) is more favorable from a financial point of view to the Company or Yumanity stockholders, as applicable, than as provided hereunder (including any changes to the terms of this Agreement proposed by either Party in response to such Superior Offer pursuant to and in accordance with the provisions of this Agreement), (2) is reasonably capable of being completed on the terms proposed without unreasonable delay and (3) includes termination rights exercisable by the Party on terms that are not materially less favorable to such Party than the terms set forth in this Agreement, all from a third party capable of performing such terms.

“Surviving Corporation” shall have the meaning set forth in Section 1.1.

“Tax” (and with correlative meaning, “Taxes”) shall mean federal, state, local, non-U.S. or other tax, including any income, capital gain, gross receipts, capital stock, profits, transfer, estimated, registration, stamp, premium, escheat, unclaimed property, customs duty, ad valorem, occupancy, occupation, alternative, add-on, windfall profits, value added, severance, property, business, production, sales, use, license, excise, franchise, employment, payroll, social security, disability, unemployment, workers’ compensation, national health insurance, withholding or other taxes, duties, fees, assessments or governmental charges, surtaxes or deficiencies thereof of any kind whatsoever, however denominated, and including any fine, penalty, addition to tax or interest imposed by a Governmental Body with respect thereto.

“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Third Party Expenses” shall mean all reasonable fees and expenses incurred by the Company or Yumanity, as applicable, in connection with this Agreement and the transactions contemplated hereby, including (x) all fees and expenses incurred in connection with the preparation, printing and filing, as applicable, of the Form S-4 Registration Statement (including any preliminary materials related thereto and all amendments and supplements thereto, as well as any financial statements and schedules thereto) and (y) all fees and expenses incurred in connection with the preparation and filing under any filing requirement of any Governmental Authority applicable to this Agreement and the transactions contemplated hereby.

“Third-Party IP Rights” shall mean any Intellectual Property owned by a third party.

“Trade Control Laws” means those Laws regulating the export, reexport, transfer, disclosure or provision of commodities, software, technology, defense articles or defense services, or imposing trade control sanctions or restrictions on countries or Persons, including: the Export Administration Act of 1979 (Public Law 96-72, as amended); the Export Administration Regulations (15 C.F.R. Parts 730-774); Laws authorizing or implementing Sanctions, including the International Emergency Economic Powers Act (Public Law 95-223), the Trading with the Enemy Act (50 U.S.C. App. §§ 1-44) and 31 C.F.R. Part 500 et seq.; the Arms Export Control Act (Public Law 90-629); ITAR (22 C.F.R. Parts 120-130); export and import Laws and regulations administered by the Bureau of Alcohol, Tobacco, Firearms and Explosives (27 C.F.R. Chapter II); the Foreign Trade Regulations (15 C.F.R. Part 30); U.S. and non-U.S. customs Laws; and any other export controls and customs Laws administered by a U.S. Governmental Body, or by any foreign Governmental Body to the extent compliance with such Laws is not prohibited or penalized by applicable U.S. Law.

“Transaction Litigation” means any Legal Proceeding (including any class action or derivative litigation) asserted, threatened in writing or commenced by, on behalf of or in the name of, against or otherwise involving Yumanity, the Board of Directors of Yumanity, any committee thereof or any of Yumanity’s directors or officers, in each case to the extent relating directly or indirectly to this Agreement, the Merger or any of the Contemplated Transactions or disclosures of a party relating to the Contemplated Transactions (including any such Legal Proceeding based on allegations that Yumanity’s entry into this Agreement or the terms and conditions of this Agreement or any of the Contemplated Transactions constituted a breach of the fiduciary duties of any member of the Board of Directors of Yumanity or any officer of Yumanity).

“Treasury Regulations” shall mean the United States Treasury regulations promulgated under the Code.

“WBCA” shall mean the Washington Business Corporations Act.

“Willful Breach” shall have the meaning set forth in Section 9.2.

“Yumanity” shall have the meaning set forth in the Preamble.

“Yumanity Affiliate” shall mean any Person that is (or at any relevant time was) under common control with Yumanity within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

“Yumanity Associate” shall mean any current or former employee, independent contractor, officer or director of Yumanity or any Yumanity Affiliate.

“Yumanity Board of Directors” shall mean the board of directors of Yumanity.

“Yumanity Board Recommendation” shall have the meaning set forth in Section 5.3(b).

“Yumanity Board Adverse Recommendation Change” shall have the meaning set forth in Section 5.3(c).

“Yumanity Capital Stock” shall mean the Yumanity Common Stock.

“Yumanity Closing Financial Certificate” means a certificate executed by the Chief Executive Officer of Yumanity, on behalf of Yumanity and not in his personal capacity, dated as of the Closing Date, certifying (A) (i) an itemized list of each element of Yumanity’s consolidated current assets and (ii) an itemized list of each element of Yumanity’s consolidated total current liabilities, (B) the amount of Yumanity Transaction Expenses incurred but unpaid as of the Closing Date (including an itemized list of each Yumanity Transaction Expense and the Person to whom such expense is owed), (C) the amount of Yumanity Debt as of the Closing Date (including an itemized list of each Yumanity Debt and the Person to whom such Yumanity Debt is owed) and (D) the amount of Yumanity Net Cash as of the Closing Date. The Yumanity Closing Financial Certificate shall include a representation of Yumanity, certified by the Chief Executive Officer of Yumanity, that such certificate includes an accurate and correct accounting and calculation of (i) all of the Yumanity Transaction Expenses paid or payable at any time prior to, at or following the Closing Date, (ii) all of the Yumanity Debt outstanding as of the Closing Date and (iii) the amount of Yumanity Net Cash as of the Closing Date.

“Yumanity Common Stock” shall mean the Common Stock, $0.001 par value per share, of Yumanity.

“Yumanity Confidential Information” shall have the meaning set forth in Section 3.6(i).

“Yumanity Contract” shall mean any Contract: (a) to which Yumanity or any of its Subsidiaries is a party; (b) by which Yumanity or any of its Subsidiaries or any Yumanity IP Rights or any other asset of Yumanity or any of its Subsidiaries is or may become bound or under which Yumanity has, or may become subject to, any obligation; or (c) under which Yumanity or any of its Subsidiaries has or may acquire any right or interest.

“Yumanity Debt” means with respect to Yumanity and the Yumanity Subsidiaries, any of the following and, in each case, including all accrued and unpaid interest thereon and any premiums, prepayment penalties, breakage costs and other fees and expenses arising as a result of the payment of any such amount owed: (i) any indebtedness evidenced by any note, bond, debenture or other debt security, (ii) any indebtedness to any lender or creditor under credit facilities of Yumanity, (iii) any indebtedness for the deferred purchase price of property with respect to which Yumanity is liable, contingently or otherwise, as obligor or otherwise, (iv) any drawn amounts under letter of credit arrangements, (v) any cash overdrafts, (vi) any capitalized leases, (vii) any indebtedness under any financial instrument classified as debt, (viii) any notes payable to any of Yumanity’s equity holders or Yumanity’s vendors, customers or third parties, (ix) any accrued and unpaid Taxes of Yumanity for any Pre-Closing Period, whether due before, on or after the Closing Date, (x) any Deferred Payroll Taxes and (xi) any Liability of other Persons of the type described in the preceding clauses (i)-(x) that Yumanity has guaranteed, that is recourse to Yumanity or any of its assets, or that is otherwise the legal Liability of Yumanity. Notwithstanding the foregoing, in no case shall Yumanity Debt include any costs or expenses, including attorney’s fees or settlement costs, incurred in connection with any Transaction Litigation. For purposes of clarity, any liabilities or obligations that reduce the calculation of Yumanity Net Cash as of the Closing Date shall not also be included in the definition of Yumanity Debt as of the Closing Date.

“Yumanity Disclosure Schedule” shall have the meaning set forth in Article 3.

“Yumanity Employee Plan” shall have the meaning set forth in Section 3.12(a).

“Yumanity IP Rights” shall mean (A) any and all Intellectual Property used in the conduct of the business of Yumanity; and (B) any and all Yumanity-Owned IP Rights.

“Yumanity Intervening Event” shall have the meaning set forth in Section 5.3(d).

“Yumanity Intervening Event Recommendation Determination Notice” shall have the meaning set forth in Section 5.3(d).

“Yumanity Material Adverse Effect” shall mean any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Yumanity Material Adverse Effect, is or would reasonably be expected to be materially adverse to: (a) the business, financial condition, assets (including Intellectual Property), operations or financial performance of Yumanity and the Yumanity Subsidiaries taken as a whole; or (b) the ability of Yumanity to timely consummate the Contemplated Transactions or to perform any of its covenants or obligations under the Agreement in all material respects; provided, however, that Effects from the following shall not be deemed to constitute (nor shall Effects from any of the following be taken into account in determining whether there has occurred) a Yumanity Material Adverse Effect: (i) conditions generally affecting the industries in which Yumanity and the Yumanity Subsidiaries participate or the United States or global economy or capital markets as a whole, to the extent that such conditions do not have a materially disproportionate impact on Yumanity and the Yumanity Subsidiaries taken as a whole; (ii) any failure by Yumanity or any of its Subsidiaries to meet internal projections or forecasts or third party revenue or earnings predictions for any period ending on or after the date of this Agreement (it being understood, however, that any Effect causing or contributing to any such failure to meet projections or predictions may constitute a Yumanity Material Adverse Effect and may be taken into account in determining whether a Yumanity Material Adverse Effect has occurred); (iii) the execution, delivery, announcement or performance of the obligations under this Agreement or the announcement, pendency or anticipated consummation of the Contemplated Transactions; (iv) any natural disaster, any public health event (including any epidemic, pandemic, or disease outbreak (including the COVID-19 virus)), or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof to the extent they do not disproportionately affect the Company and its Subsidiaries taken as a whole; (v) any specific action taken at the written request of the Company or expressly required by this Agreement; or (vi) any changes (after the date of this Agreement) in GAAP or applicable Legal Requirements.

“Yumanity Material Contract” shall have the meaning set forth in Section 3.7(m).

“Yumanity Net Cash” shall mean, in each case as of the close of business on the Business Day prior to the anticipated Closing Date, (a) the sum of (without duplication) Yumanity’s cash and cash equivalents (including any proceeds from a Permitted Asset Disposition that are not distributed to Yumanity Common Stockholders and that are otherwise retained by Yumanity), marketable securities, accounts receivable and other receivables (to the extent in each case determined to be collectible and in any event no more than ninety (90) days outstanding), prepaid expenses that are reasonably likely to be utilized by Yumanity and/or the Surviving Corporation on or following the Closing and listed on Schedule I of the Yumanity Disclosure Schedule and excluding any deposits, in each case determined in a manner consistent with GAAP and Yumanity’s most recent audited financial statements(to the extent applicable), minus (b) Yumanity’s accounts payable and accrued expenses (other than accrued expenses which are Yumanity Transaction Expenses), Yumanity’s and its Subsidiaries’ other liabilities (short term and long term) not included in the definition of Yumanity Debt, in each case determined in a manner consistent with GAAP and Yumanity’s most recent audited financial statements (to the extent applicable), and any liabilities associated with the termination of any Yumanity Contracts, minus

(c) the cash cost of any unpaid change of control payments or severance payments (including any payments to be made pursuant to the executed severance agreements contemplated by Section 8.3(f)), including any COBRA related obligations, that are or become due to any current or former employee, director or independent contractor of Yumanity, minus (d) any Yumanity Debt, minus (e) any remaining unpaid Yumanity Transaction Expenses (including any attorney’s, accountant’s, financial advisor’s or finder’s fees) for which Yumanity or any of its Subsidiaries is liable incurred by Yumanity or any of its Subsidiaries in connection with this Agreement and the Contemplated Transactions or otherwise, minus (f) any unpaid employment Tax, unemployment contributions or other payroll taxes, fees and costs incurred in connection with the grant, exercise, conversion, settlement or cancellation of any Yumanity RSUs, Yumanity Options, or equity compensation and other change in control or severance payments for which Yumanity or its Subsidiaries is liable (including any bonuses payable), minus (g) all actual and reasonably projected costs and expenses relating to the winding down of Yumanity’s prior historical clinical development programs and related operations calculated in a manner consistent with Schedule I of the Yumanity Disclosure Schedule, minus (h) 50% of the aggregate costs for obtaining the D&O tail insurance policy under Section 5.6, minus (i) 50% of all Filing Fees incurred by Yumanity, in accordance with Section 9.3(a), minus (j) 50% of all costs and expenses, including attorney’s fees and settlement costs, incurred in connection with any Transaction Litigation. If, as of Closing, Yumanity continues to own the Permitted Assets, then Yumanity Net Cash will be increased by $7,500,000. If the Required Company Financials have not been delivered to Yumanity in accordance with Section 5.1(a) by July 31, 2022, Yumanity Net Cash shall be increased by $35,000 for each day following July 31, 2022 until the date such Required Company Financials are delivered. For example, if the Required Company Financials are delivered on August 3, 2022, Yumanity Net Cash will be increased by $105,000.

“Yumanity Options” shall mean options to purchase shares of Yumanity Common Stock issued or granted by Yumanity.

“Yumanity-Owned IP Rights” shall mean any and all Intellectual Property owned (or purported to be owned) by Yumanity or any of its Subsidiaries.

“Yumanity Permits” shall have the meaning set forth in Section 3.9(b).

“Yumanity Product Candidates” shall have the meaning set forth in Section 3.9(d).

“Yumanity Recommendation Determination Notice” shall have the meaning set forth in Section 5.3(c).

“Yumanity Registered Intellectual Property” shall mean all United States, international and foreign: (A) patents and patent applications (including provisional applications), (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (C) registered Internet domain names, (D) registered copyrights and applications for copyright registration and (E) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any governmental authority owned by, registered or filed in the name of, Yumanity or any of its Subsidiaries.

“Yumanity Regulatory Permits” shall have the meaning set forth in Section 3.9(d).

“Yumanity RSA” shall mean a restricted stock award of Yumanity.

“Yumanity RSU” shall mean a restricted stock unit of Yumanity.

“Yumanity SEC Documents” shall have the meaning set forth in Section 3.4(a).

“Yumanity Stockholder Proposals” means proposals to (i) adopt this Agreement, the Contemplated Transactions, the issuance of shares of Yumanity Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and the change of control of Yumanity resulting from the Merger pursuant to the Nasdaq rules, (ii) the issuance of shares of Yumanity Common Stock to the Concurrent Investors in connection with the Concurrent Financing, (iii) adopt an amendment to the Yumanity certificate of incorporation to effect the Reverse Split (to the extent applicable and deemed necessary by the Parties), (iv) approve, if applicable, a Permitted Asset Disposition, to the extent Yumanity reasonably determines (after discussion with outside counsel) that such vote is required under any Legal Requirements, (v) take reasonable action with respect to the approval and adoption of the 2022 Plan in form and substance reasonably acceptable to Yumanity and the Company, and (vi) to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of the preceding proposals (i), (ii), (iii) and (iv).

“Yumanity Stockholder Support Agreements” shall have the meaning set forth in the recitals.

“Yumanity Stockholders’ Meeting” shall have the meaning set forth in Section 5.3(a).

“Yumanity Subsidiaries” means any Subsidiary of Yumanity.

“Yumanity Termination Fee” shall have the meaning set forth in Section 9.3(c).

“Yumanity Transaction Expenses” means all fees and expenses incurred by Yumanity in connection with the Contemplated Transactions and this Agreement and the transactions contemplated by this Agreement, including as set forth in Section 9.3(a)(i-ii) and including the Filing Fees, whether or not billed or accrued (including any documented fees and expenses of legal counsel and accountants, the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants and other advisors of Yumanity and the Yumanity Subsidiaries notwithstanding any contingencies for earn outs or escrows and any unpaid amounts payable by Yumanity in satisfaction of its obligations under Section 5.6(c) for the period after the Closing).

A “Yumanity Triggering Event” shall be deemed to have occurred if: (i) the Yumanity Board of Directors shall have failed to recommend that Yumanity’s stockholders vote to approve the Yumanity Stockholder Proposals or shall for any reason have withdrawn or shall have modified in a manner adverse to the Company the Yumanity Board Recommendation, including pursuant to a Yumanity Board Adverse Recommendation Change; (ii) Yumanity shall have failed to include in the Proxy Statement the Yumanity Board Recommendation; (iii) Yumanity shall have failed to hold the Yumanity Stockholders’ Meeting within fifty (50) days after the Form S-4 Registration

Statement is declared effective under the Securities Act (other than to the extent that the Form S-4 Registration Statement is subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Form S-4 Registration Statement, in which case such fifty (50) day period shall be tolled for so long as such stop order remains in effect or proceeding or threatened proceeding remains pending); provided that, Yumanity shall have the right to postpone or adjourn the Yumanity Stockholders’ Meeting as permitted in accordance with Section 5.3(a); (iv) the Yumanity Board of Directors shall have publicly approved, endorsed or recommended any Acquisition Proposal; (v) the Yumanity Board of Directors shall have failed to publicly reaffirm the Yumanity Board Recommendation within ten (10) Business Days after the Company so requests in writing (provided that not more than three such requests may be made by the Company); or (vi) Yumanity or any of Yumanity’s Representatives shall have breached the provisions set forth in Section 4.5 in any material respect that is adverse to the Company.

“Yumanity Unaudited Interim Balance Sheet” shall mean the unaudited consolidated balance sheet of Yumanity prepared in accordance with GAAP and included in Yumanity’s Report on Form 10-Q filed with the SEC for the period ended March 31, 2022.

“Yumanity Warrants” shall have the meaning set forth in Section 3.3(c).

Exhibit 2.3

FORM OF YUMANITY THERAPEUTICS, INC. STOCKHOLDER SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”), dated as of [•], 2022, is by and between YUMANITY THERAPEUTICS, INC., a Delaware corporation (“Yumanity”), KINETA, INC. a Washington corporation (the “Company”) and the undersigned holder (the “Stockholder”) of securities of Yumanity.

WHEREAS, concurrently with the execution and delivery of this Agreement, Yumanity, Yacht Merger Sub, Inc. a Washington corporation and wholly-owned subsidiary of Yumanity (“Merger Sub”), and the Company are entering into an Agreement and Plan of Merger (as the same may be amended from time to time in accordance with its terms, the “Merger Agreement”), which provides, among other things, for Merger Sub to merge with and into the Company, with the Company continuing as the surviving corporation and wholly-owned subsidiary of Yumanity (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement);

WHEREAS, as of the date hereof, the Stockholder is the holder of the number and type of shares of Yumanity Common Stock set forth opposite the Stockholder’s name on the signature page hereto (all shares set forth on the signature page, together with any shares of Yumanity Common Stock that are hereafter issued to or otherwise acquired or owned, including upon exercise of Yumanity Options or securities convertible into or exercisable or exchangeable for Yumanity Common Stock, by the Stockholder prior to the termination of this Agreement being referred to herein as the “Subject Shares”); and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, the Company has required that the Stockholder, and as an inducement and in consideration therefor, the Stockholder (in the Stockholder’s capacity as a holder of the Subject Shares) has agreed to, enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

VOTING AGREEMENT; GRANT OF PROXY

The Stockholder hereby covenants and agrees that:

1.1. Voting of Subject Shares and Support of Contemplated Transactions. At every meeting of the stockholders of Yumanity (“Yumanity Stockholders”), however called, and at every adjournment or postponement thereof (or pursuant to a written consent if Yumanity Stockholders act by written consent in lieu of a meeting), the Stockholder shall, or shall cause the holder of record on any applicable record date to, be present (in person or by proxy) and to vote the Stockholder’s Subject Shares (a) in favor of (i) the approval of the Yumanity Stockholder Proposals, and (ii) any other matter necessary to consummate the transactions contemplated by the Merger Agreement that are considered and voted upon by Yumanity Stockholders; and (b) against any Acquisition Proposal.

1.2. No Inconsistent Arrangements. Except as provided hereunder or under the Merger Agreement, the Stockholder shall not, directly or indirectly, (a) create any Encumbrance other than restrictions imposed by applicable Law or pursuant to this Agreement on any Subject Shares, (b) transfer, sell, assign, gift or otherwise dispose of (collectively, “Transfer”), or enter into any contract with respect to any Transfer of the Subject Shares or any interest therein, (c) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to the Subject Shares, (d) deposit or permit the deposit of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Shares or (e) take any action that would make any representation or warranty of the Stockholder herein untrue or incorrect in any material respect, or have the effect of preventing the Stockholder from performing its obligations hereunder. Notwithstanding the foregoing, (i) the Stockholder may make Transfers of Subject Shares by will, operation of law, or Transfers for estate planning purposes, in which case the Subject Shares shall continue to be bound by this Agreement and provided that each transferee agrees in writing to be bound by the terms and conditions of this Agreement and either the Stockholder or the transferee provides Yumanity and the Company with copies of such agreement promptly upon consummation of any such Transfer and (ii) the Stockholder may take all actions reasonably necessary to consummate the transactions contemplated by the Merger Agreement.

1.3. Waiver of Appraisal Rights. The Stockholder hereby irrevocably and unconditionally waives, and agrees not to assert, exercise or perfect (or attempt to exercise, assert or perfect) any rights of appraisal or rights to dissent from the Merger or quasi-appraisal rights that it may at any time have under applicable Laws, including Section 262 of the DGCL. The Stockholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Yumanity, Merger Sub, the Company or any of their respective successors, directors or officers, (a) challenging the validity, binding nature or enforceability of, or seeking to enjoin the operation of, this Agreement or the Merger Agreement, or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation, entry into or consummation of the Merger Agreement.

1.4. Documentation and Information. The Stockholder shall permit and hereby authorizes Yumanity and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Yumanity or the Company reasonably determines to be necessary in connection with the Merger and any transactions contemplated by the Merger Agreement, the Stockholder’s identity and ownership of the Subject Shares and the nature of the Stockholder’s commitments and obligations under this Agreement. Yumanity is an intended third-party beneficiary of this Section 1.4.

2

1.5. Irrevocable Proxy. The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that the Stockholder has heretofore granted with respect to the Subject Shares. The Stockholder hereby irrevocably appoints the Company, and any individual designated in writing by the Company, as attorney-in-fact and proxy for and on behalf of the Stockholder, for and in the name, place and stead of the Stockholder, to: (a) attend any and all meetings of the Yumanity Stockholders, (b) vote, express consent or dissent or issue instructions to the record holder to vote the Stockholder’s Subject Shares in accordance with the provisions of Section 1.1 at any and all meetings of Yumanity Stockholders or in connection with any action sought to be taken by written consent of Yumanity Stockholders without a meeting and (c) grant or withhold, or issue instructions to the record holder to grant or withhold, consistent with the provisions of Section 1.1, all written consents with respect to the Subject Shares at any and all meetings of Yumanity Stockholders or in connection with any action sought to be taken by written consent without a meeting. The Company agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. The foregoing proxy: (x) shall be deemed to be a proxy coupled with an interest, is irrevocable (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of the Stockholder, as applicable) until the termination of this Agreement pursuant to Section 4.2; (y) shall not be terminated by operation of law or upon the occurrence of any other event other than the termination of this Agreement pursuant to Section 4.2; and (z) shall revoke any and all prior proxies or powers of attorney granted by the Stockholder and no subsequent proxy or power of attorney shall be given or written consent executed (and if given or executed, shall not be effective) by the Stockholder with respect thereto. The Stockholder authorizes such attorney and proxy to substitute any other Person to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of Yumanity. The Stockholder hereby affirms that the proxy set forth in this Section 1.5 is given in connection with and granted in consideration of and as an inducement to the Company to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Stockholder under Section 1.1. The proxy set forth in this Section 1.5 is executed and intended to be irrevocable, subject, however, to its automatic termination upon the termination of this Agreement pursuant to Section 4.2.

1.6. No Solicitation of Transactions. The Stockholder shall not, directly or indirectly, through any officer, director, agent or otherwise, (a) solicit, initiate, knowingly encourage, induce or knowingly facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry with respect to the Company or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry with respect to the Company or (b) engage in discussions or negotiations regarding, or furnish to any person, any nonpublic information with respect to, or otherwise cooperate in any way with respect to, or assist or participate in, or facilitate or encourage, any unsolicited proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Inquiry or Acquisition Proposal with respect to the Company. The Stockholder hereby represents and warrants that it, he or she has read Section 4.5 of the Merger Agreement and agrees not to facilitate or participate in any actions prohibited thereby.

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ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER

The Stockholder represents and warrants to the Company that:

2.1. Authorization; Binding Agreement. The Stockholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform the Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby. The Stockholder has full power and authority to execute, deliver and perform this Agreement. This Agreement has been duly and validly executed and delivered by the Stockholder, and constitutes a valid and binding obligation of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) Laws of general application relating to bankruptcy, insolvency, the relief of debtors, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditor’s rights (the “Enforceability Exceptions”).

2.2. Ownership of Subject Shares; Total Shares. The Stockholder is the record or beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the Stockholder’s Subject Shares and has good and marketable title to the Subject Shares free and clear of any Encumbrances (including any restriction on the right to vote or otherwise transfer the Subject Shares), except as (a) provided hereunder, (b) pursuant to any applicable restrictions on transfer under the Securities Act and (c) as provided in the bylaws of Yumanity. The Subject Shares listed opposite the Stockholder’s name constitute all of the shares of Yumanity Common Stock owned by the Stockholder as of the date hereof. Except pursuant to this Agreement and the Merger Agreement, no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Stockholder’s Subject Shares.

2.3. Voting Power. Except as set forth on the signature page hereto, the Stockholder has full voting power, with respect to the Stockholder’s Subject Shares, and full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Stockholder’s Subject Shares. None of the Stockholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the Subject Shares, except as provided hereunder.

2.4. Reliance. The Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Stockholder’s own choosing. The Stockholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Agreement.

2.5. Finder’s Fees. No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Yumanity, Merger Sub or the Company in respect of this Agreement based upon any Contract made by or on behalf of the Stockholder, solely in the Stockholder’s capacity as a Stockholder of Yumanity.

2.6 Absence of Litigation. With respect to the Stockholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Stockholder, threatened against, the Stockholder or any of the Stockholder’s properties or assets (including the Subject Shares) that could reasonably be expected to prevent, delay or impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

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ARTICLE III

REPRESENTATIONS AND WARRANTIES OF YUMANITY AND THE COMPANY

3.1. Yumanity Representations and Warranties. Yumanity represents and warrants to the Stockholder that:

a. Organization; Authorization. Yumanity is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The consummation of the transactions contemplated hereby is within Yumanity’s corporate powers and have been duly authorized by all necessary corporate actions on the part of Yumanity. Yumanity has full power and authority to execute, deliver and perform this Agreement.

b. Binding Agreement. This Agreement has been duly authorized, executed and delivered by Yumanity and constitutes a valid and binding obligation of Yumanity enforceable against Yumanity in accordance with its terms, subject to the Enforceability Exceptions.

3.2. Company Representations and Warranties. The Company represents and warrants to the Stockholder that:

a. Organization; Authorization. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Washington. The consummation of the transactions contemplated hereby is within the Company’s corporate powers and has been duly authorized by all necessary corporate actions on the part of the Company. The Company has full power and authority to execute, deliver and perform this Agreement.

b. Binding Agreement. This Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

ARTICLE IV

MISCELLANEOUS

4.1. Notices. All notices, requests and other communications to either party hereunder shall be in writing (including via electronic mail or facsimile transmission) and shall be given, (a) if to Yumanity or the Company, in accordance with the provisions of the Merger Agreement and (b) if to the Stockholder, to the Stockholder’s address, email address or facsimile number set forth on a signature page hereto, or to such other address or facsimile number as the Stockholder may hereafter specify in writing to Yumanity and the Company for the purpose by notice to Yumanity and the Company.

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4.2. Termination. This Agreement shall terminate automatically, without any notice or other action by any Person, upon the earlier of (a) the termination of the Merger Agreement in accordance with its terms, (b) the Effective Time or (c) the mutual written agreement of the parties to terminate this Agreement. Upon termination of this Agreement, neither party shall have any further obligations or liabilities under this Agreement; provided, however, that (x) nothing set forth in this Section 4.2 shall relieve either party from liability for any breach of this Agreement prior to termination hereof and (y) the provisions of this Article IV shall survive any termination of this Agreement.

4.3. Amendments and Waivers. Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

4.4. Binding Effect; Benefit; Assignment. The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as set forth in Section 1.4, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any person other than the parties hereto and their respective successors and assigns. Neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto, except that the Company may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time; provided, that such transfer or assignment shall not relieve the Company of any of its obligations hereunder.

4.5. Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to its rules of conflict of laws. Yumanity, the Company and the Stockholder hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, to the extent such court does not have jurisdiction, the United States District Court of the District of Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, in any suit, action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees (a) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process and (b) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to (a) or (b) above shall have the same legal force and effect as if served upon such party personally within the State of Delaware. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

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4.6. Counterparts. The parties may execute this Agreement in one or more counterparts, each of which will be deemed an original and all of which, when taken together, will be deemed to constitute one and the same agreement. Any signature page hereto delivered by facsimile machine or by e-mail (including by electronic signature, in portable document format (pdf), as a joint photographic experts group (jpg) file, or otherwise) shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto and may be used in lieu of the original signatures for all purposes. Each party that delivers such a signature page agrees to later deliver an original counterpart to the other party that requests it.

4.7. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter.

4.8. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

4.9. Specific Performance. The parties hereto agree that the Company would be irreparably damaged if for any reason the Stockholder fails to perform any of its obligations under this Agreement and that the Company may not have an adequate remedy at law for money damages in such event. Accordingly, the Company shall be entitled to specific performance and injunctive and other equitable relief to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any Delaware Court, in addition to any other remedy to which they are entitled at law or in equity, in each case without posting bond or other security, and without the necessity of proving actual damages.

4.10. Headings. The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

4.11. No Presumption. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

4.12. Further Assurances. Each of the parties hereto will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Law to perform their respective obligations as expressly set forth under this Agreement.

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4.13. Interpretation. Unless the context otherwise requires, as used in this Agreement: (a) “or” is not exclusive; (b) “including” and its variants mean “including, without limitation” and its variants; (c) words defined in the singular have the parallel meaning in the plural and vice versa; (d) words of one gender shall be construed to apply to each gender; and (e) the terms “Article,” “Section” and “Schedule” refer to the specified Article, Section or Schedule of or to this Agreement.

4.14. Capacity as Stockholder. The Stockholder signs this Agreement solely in the Stockholder’s capacity as a Stockholder of Yumanity, and not in the Stockholder’s capacity as a director, officer or employee of Yumanity or any of its Subsidiaries or in the Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of Yumanity in the exercise of his or her fiduciary duties as a director or officer of Yumanity or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director or officer of Yumanity or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee or fiduciary.

4.15. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a legally binding contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Merger Agreement is executed by all parties thereto, and (b) this Agreement is executed by all parties hereto.

(SIGNATURE PAGE FOLLOWS)

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

YUMANITY THERAPEUTICS, INC.

By:
Name:
Title:

KINETA, INC.

By:
Name:
Title:

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER:

(Print Name of Stockholder)

(Signature)

(Print name and title if signing on behalf of an entity)

(Print Address)

(Print Address)

(Print Telephone Number)

Subject Shares beneficially owned on the date hereof:

_________ shares of Yumanity Common Stock

[Signature Page to Support Agreement]

Exhibit 2.4

FORM OF COMPANY SHAREHOLDER SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”), dated as of [•], 2022, is by and between YUMANITY THERAPEUTICS, INC., a Delaware corporation (“Yumanity”), KINETA, INC. a Washington corporation (the “Company”) and the undersigned holder (the “Shareholder”) of securities of the Company.

WHEREAS, concurrently with the execution and delivery of this Agreement, Yumanity, Yacht Merger Sub, Inc. a Washington corporation and wholly-owned subsidiary of Yumanity (“Merger Sub”), and the Company are entering into an Agreement and Plan of Merger (as the same may be amended from time to time in accordance with its terms, the “Merger Agreement”), which provides, among other things, for Merger Sub to merge with and into the Company, with the Company continuing as the surviving corporation and wholly-owned subsidiary of Yumanity (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement);

WHEREAS, as of the date hereof, the Shareholder is the holder of the number and type of shares of Company Common Stock set forth opposite the Shareholder’s name on the signature page hereto (all shares set forth on the signature page, together with any shares of Company Common Stock that are hereafter issued to or otherwise acquired or owned, including upon exercise of Company Options or securities convertible into or exercisable or exchangeable for Company Common Stock, by the Shareholder prior to the termination of this Agreement being referred to herein as the “Subject Shares”); and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Yumanity has required that the Shareholder, and as an inducement and in consideration therefor, the Shareholder (in the Shareholder’s capacity as a holder of the Subject Shares) has agreed to, enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

VOTING AGREEMENT; GRANT OF PROXY

The Shareholder hereby covenants and agrees that:

1.1. Voting of Subject Shares and Support of Contemplated Transactions. The Shareholder hereby agrees that within ten (10) Business Days after the S-4 Registration Statement is declared effective, the Shareholder shall execute and deliver, or cause to be executed and delivered, to Yumanity, a written consent approving the matters set forth in (a) below, which written consent shall be coupled with an interest and shall be irrevocable. At every meeting of the shareholders of the Company (“Company Shareholders”), however called, and at every adjournment or postponement thereof (or pursuant to a written consent if Company Shareholders act by written consent in lieu of a meeting), the Shareholder shall, or shall cause the holder of record on any applicable record date to, be present (in person or by proxy) and to vote the Shareholder’s Subject Shares (a) in favor of (i) the approval of and adoption of the Merger Agreement and approval of the Contemplated Transactions, (ii) approval of any proposals to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the adoption of the Merger Agreement and approval of the Contemplated Transactions on the date which such meeting is held and (iii) any other matter necessary to consummate the transactions contemplated by the Merger Agreement that are considered and voted upon by Company Shareholders; and (b) against any Acquisition Proposal.

1.2. No Inconsistent Arrangements. Except as provided hereunder or under the Merger Agreement, the Shareholder shall not, directly or indirectly, (a) create any Encumbrance other than restrictions imposed by applicable Law or pursuant to this Agreement or the governance documents of the Company on any Subject Shares, (b) transfer, sell, assign, gift or otherwise dispose of (collectively, “Transfer”), or enter into any contract with respect to any Transfer of the Subject Shares or any interest therein, (c) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to the Subject Shares, (d) deposit or permit the deposit of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Shares or (e) take any action that would make any representation or warranty of the Shareholder herein untrue or incorrect in any material respect, or have the effect of preventing the Shareholder from performing its obligations hereunder. Notwithstanding the foregoing, (i) the Shareholder may make Transfers of Subject Shares by will, operation of law, or Transfers for estate planning purposes, in which case the Subject Shares shall continue to be bound by this Agreement and provided that each transferee agrees in writing to be bound by the terms and conditions of this Agreement and either the Shareholder or the transferee provides the Company and Yumanity with copies of such agreement promptly upon consummation of any such Transfer and (ii) the Shareholder may take all actions reasonably necessary to consummate the transactions contemplated by the Merger Agreement.

1.3. Documentation and Information. The Shareholder shall permit and hereby authorizes Yumanity and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Yumanity or the Company reasonably determines to be necessary in connection with the Merger and any transactions contemplated by the Merger Agreement, the Shareholder’s identity and ownership of the Subject Shares and the nature of the Shareholder’s commitments and obligations under this Agreement. The Company is an intended third-party beneficiary of this Section 1.3.

1.4. Irrevocable Proxy. The Shareholder hereby revokes (or agrees to cause to be revoked) any proxies that the Shareholder has heretofore granted with respect to the Subject Shares. The Shareholder hereby irrevocably appoints the Company, and any individual designated in writing by the Company, as attorney-in-fact and proxy for and on behalf of the Shareholder, for and in the name, place and stead of the Shareholder, to: (a) attend any and all meetings of the Company Shareholders, (b) vote, express consent or dissent or issue instructions to the record holder to vote the Shareholder’s Subject Shares in accordance with the provisions

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of Section 1.1 at any and all meetings of Company Shareholders or in connection with any action sought to be taken by written consent of Company Shareholders without a meeting and (c) grant or withhold, or issue instructions to the record holder to grant or withhold, consistent with the provisions of Section 1.1, all written consents with respect to the Subject Shares at any and all meetings of Company Shareholders or in connection with any action sought to be taken by written consent without a meeting. The Company agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. The foregoing proxy: (x) shall be deemed to be a proxy coupled with an interest, is irrevocable (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of the Shareholder, as applicable) until the termination of this Agreement pursuant to Section 4.2; (y) shall not be terminated by operation of law or upon the occurrence of any other event other than the termination of this Agreement pursuant to Section 4.2; and (z) shall revoke any and all prior proxies or powers of attorney granted by the Shareholder and no subsequent proxy or power of attorney shall be given or written consent executed (and if given or executed, shall not be effective) by the Shareholder with respect thereto. The Shareholder authorizes such attorney and proxy to substitute any other Person to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of the Company. The Shareholder hereby affirms that the proxy set forth in this Section 1.4 is given in connection with and granted in consideration of and as an inducement to the Company to enter into the Merger Agreement and that such proxy is given to secure the obligations of the Shareholder under Section 1.1. The proxy set forth in this Section 1.4 is executed and intended to be irrevocable, subject, however, to its automatic termination upon the termination of this Agreement pursuant to Section 4.2.

1.5. No Solicitation of Transactions. The Shareholder shall not, directly or indirectly, through any officer, director, agent or otherwise, (a) solicit, initiate, knowingly encourage, induce or knowingly facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry with respect to the Company or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry with respect to the Company or (b) engage in discussions or negotiations regarding, or furnish to any person, any nonpublic information with respect to, or otherwise cooperate in any way with respect to, or assist or participate in, or facilitate or encourage, any unsolicited proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Inquiry or Acquisition Proposal with respect to the Company. The Shareholder hereby represents and warrants that it, he or she has read Section 4.5 of the Merger Agreement and agrees not to facilitate or participate in any actions prohibited thereby.

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ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDER

The Shareholder represents and warrants to the Company that:

2.1. Authorization; Binding Agreement. The Shareholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform the Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby. The Shareholder has full power and authority to execute, deliver and perform this Agreement. This Agreement has been duly and validly executed and delivered by the Shareholder, and constitutes a valid and binding obligation of the Shareholder enforceable against the Shareholder in accordance with its terms, subject to (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) Laws of general application relating to bankruptcy, insolvency, the relief of debtors, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditor’s rights (the “Enforceability Exceptions”).

2.2. Ownership of Subject Shares; Total Shares. The Shareholder is the record or beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the Shareholder’s Subject Shares and has good and marketable title to the Subject Shares free and clear of any Encumbrances (including any restriction on the right to vote or otherwise transfer the Subject Shares), except as (a) provided hereunder, (b) pursuant to any applicable restrictions on transfer under the Securities Act and (c) as provided in the bylaws of the Company. The Subject Shares listed opposite the Shareholder’s name constitute all of the shares of Company Common Stock owned by the Shareholder as of the date hereof. Except pursuant to this Agreement and the Merger Agreement, no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Shareholder’s Subject Shares.

2.3. Voting Power. Except as set forth on the signature page hereto, the Shareholder has full voting power, with respect to the Shareholder’s Subject Shares, and full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shareholder’s Subject Shares. None of the Shareholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the Subject Shares, except as provided hereunder.

2.4. Reliance. The Shareholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of the Shareholder’s own choosing. The Shareholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the Shareholder’s execution, delivery and performance of this Agreement.

2.5. Finder’s Fees. No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Yumanity, Merger Sub or the Company in respect of this Agreement based upon any Contract made by or on behalf of the Shareholder, solely in the Shareholder’s capacity as a Shareholder of the Company.

2.6 Absence of Litigation. With respect to the Shareholder, as of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Shareholder, threatened against, the Shareholder or any of the Shareholder’s properties or assets (including the Subject Shares) that could reasonably be expected to prevent, delay or impair the ability of the Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

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ARTICLE III

REPRESENTATIONS AND WARRANTIES OF YUMANITY AND THE COMPANY

3.1. Yumanity Representations and Warranties. Yumanity represents and warrants to the Shareholder that:

a. Organization; Authorization. Yumanity is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The consummation of the transactions contemplated hereby is within Yumanity’s corporate powers and have been duly authorized by all necessary corporate actions on the part of Yumanity. Yumanity has full power and authority to execute, deliver and perform this Agreement.

b. Binding Agreement. This Agreement has been duly authorized, executed and delivered by Yumanity and constitutes a valid and binding obligation of Yumanity enforceable against Yumanity in accordance with its terms, subject to the Enforceability Exceptions.

3.2. Company Representations and Warranties. The Company represents and warrants to the Shareholder that:

a. Organization; Authorization. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Washington. The consummation of the transactions contemplated hereby is within the Company’s corporate powers and has been duly authorized by all necessary corporate actions on the part of the Company. The Company has full power and authority to execute, deliver and perform this Agreement.

b. Binding Agreement. This Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

ARTICLE IV

MISCELLANEOUS

4.1. Notices. All notices, requests and other communications to either party hereunder shall be in writing (including via electronic mail or facsimile transmission) and shall be given, (a) if to Yumanity or the Company, in accordance with the provisions of the Merger Agreement and (b) if to the Shareholder, to the Shareholder’s address, email address or facsimile number set forth on a signature page hereto, or to such other address or facsimile number as the Shareholder may hereafter specify in writing to Yumanity and the Company for the purpose by notice to Yumanity and the Company.

4.2. Termination. This Agreement shall terminate automatically, without any notice or other action by any Person, upon the earlier of (a) the termination of the Merger Agreement in accordance with its terms, (b) a Company Board Adverse Recommendation Change effected pursuant to Section 5.2(c) or Section 5.2(d) of the Merger Agreement, (c) the Effective Time or (d) the mutual written agreement of the parties to terminate this Agreement. Upon termination of this Agreement, neither party shall have any further obligations or liabilities under this Agreement; provided, however, that (x) nothing set forth in this Section 4.2 shall relieve either party from liability for any breach of this Agreement prior to termination hereof and (y) the provisions of this Article IV shall survive any termination of this Agreement.

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4.3. Amendments and Waivers. Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

4.4. Binding Effect; Benefit; Assignment. The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as set forth in Section 1.3, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any person other than the parties hereto and their respective successors and assigns. Neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto, except that the Company may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time; provided, that such transfer or assignment shall not relieve the Company of any of its obligations hereunder.

4.5. Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to its rules of conflict of laws. Yumanity, the Company and the Shareholder hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, to the extent such court does not have jurisdiction, the United States District Court of the District of Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, in any suit, action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees (a) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process and (b) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to (a) or (b) above shall have the same legal force and effect as if served upon such party personally within the State of Delaware. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

4.6. Counterparts. The parties may execute this Agreement in one or more counterparts, each of which will be deemed an original and all of which, when taken together, will be deemed to constitute one and the same agreement. Any signature page hereto delivered by facsimile machine or by e-mail (including by electronic signature, in portable document format (pdf), as a joint photographic experts group (jpg) file, or otherwise) shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto and may be used in lieu of the original signatures for all purposes. Each party that delivers such a signature page agrees to later deliver an original counterpart to the other party that requests it.

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4.7. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter.

4.8. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

4.9. Specific Performance. The parties hereto agree that the Company would be irreparably damaged if for any reason the Shareholder fails to perform any of its obligations under this Agreement and that the Company may not have an adequate remedy at law for money damages in such event. Accordingly, the Company shall be entitled to specific performance and injunctive and other equitable relief to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any Delaware Court, in addition to any other remedy to which they are entitled at law or in equity, in each case without posting bond or other security, and without the necessity of proving actual damages.

4.10. Headings. The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

4.11. No Presumption. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

4.12. Further Assurances. Each of the parties hereto will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Law to perform their respective obligations as expressly set forth under this Agreement.

4.13. Interpretation. Unless the context otherwise requires, as used in this Agreement: (a) “or” is not exclusive; (b) “including” and its variants mean “including, without limitation” and its variants; (c) words defined in the singular have the parallel meaning in the plural and vice versa; (d) words of one gender shall be construed to apply to each gender; and (e) the terms “Article,” “Section” and “Schedule” refer to the specified Article, Section or Schedule of or to this Agreement.

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4.14. Capacity as Shareholder. The Shareholder signs this Agreement solely in the Shareholder’s capacity as a Shareholder of the Company, and not in the Shareholder’s capacity as a director, officer or employee of the Company or any of its Subsidiaries or in the Shareholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of the Company in the exercise of his or her fiduciary duties as a director or officer of the Company or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director or officer of the Company or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee or fiduciary.

4.15. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a legally binding contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Merger Agreement is executed by all parties thereto, and (b) this Agreement is executed by all parties hereto.

(SIGNATURE PAGE FOLLOWS)

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

KINETA, INC.

By:
Name: _________________________________
Title: __________________________________

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

YUMANITY THERAPEUTICS, INC.

By:
Name: _________________________________
Title: __________________________________

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

SHAREHOLDER:

(Print Name of Shareholder)

(Signature)

(Print name and title if signing on behalf of an entity)

(Print Address)

(Print Address)

(Print Telephone Number)

Subject Shares beneficially owned on the date hereof:

_________ shares of Company Common Stock

[Signature Page to Support Agreement]

Exhibit 2.5

FORM OF LOCK-UP AGREEMENT

[•], 2022

Yumanity Therapeutics, Inc.

40 Guest Street, Suite 4410

Boston, MA 02135

Kineta, Inc.

219 Terry Avenue N

Seattle, WA 98109

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that concurrently with the execution and delivery of this Lock-Up Agreement, Yumanity Therapeutics, Inc., a Delaware corporation (“Yumanity”) is entering into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”) with Yacht Merger Sub, Inc., a Washington corporation and a wholly owned subsidiary of Yumanity (“Merger Sub”), and Kineta, Inc., a Washington corporation (the “Company”), which provides, among other things, for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving corporation and wholly-owned subsidiary of Yumanity (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a material inducement to each of the Parties to enter into the Merger Agreement and to consummate the Contemplated Transactions, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Yumanity, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):

(i)

offer, pledge, sell, contract to sell, sell any option, warrant or contract to purchase, purchase any option, warrant or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Yumanity Common Stock or any securities convertible into or exercisable or exchangeable for Yumanity Common Stock (including without limitation, (a) Yumanity Common Stock or such other securities of Yumanity which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC, (b) securities of Yumanity which may be issued upon exercise of a stock option or warrant or settlement of a restricted stock unit or restricted stock award and (c) Yumanity Common Stock or such other securities to be issued to the undersigned in connection with the Merger), in each case, that are currently or hereafter owned of record or beneficially (including holding as a custodian) by the undersigned (collectively, the “Undersigned’s Shares”), or publicly disclose the intention to make any such offer, sale, pledge, grant, transfer or disposition;

(ii)

enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (i) above or this clause (ii) is to be settled by delivery of Yumanity Common Stock or such other securities, in cash or otherwise; or

(iii)

make any demand for or exercise any right with respect to the registration of any shares of Yumanity Common Stock or any security convertible into or exercisable or exchangeable for Yumanity Common Stock.

provided that, Yumanity agrees that, at least three Business Days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of Yumanity Common Stock, Yumanity will notify the undersigned in writing of the impending release or waiver and grant to the undersigned, concurrently and on the same terms and conditions, such equivalent release or waiver

Notwithstanding the foregoing, the restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a)	transfers of the Undersigned’s Shares:

(i)

if the undersigned is a natural person, (A) to any person related to the undersigned by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the direct or indirect benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of law, (C) as a bona fide gift to a charitable organization, (D) by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation or limited liability company which is controlled by the undersigned and/or by any such Family Member(s);

(ii)

if the undersigned is a corporation, partnership or other business entity, (A) to another corporation, partnership or other business entity that is an affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities under common control or management with the undersigned, (B) as a distribution or dividend to equity holders (including, without limitation, general or limited partners and members) of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), or (C) with the prior written consent of Yumanity; or

(iii)	if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, (A) in the case of any transfer or distribution pursuant to this clause (a)(i) or (a)(iii) such transfer is not for value, and (B) each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Yumanity a lock-up agreement in substantially the form of this Lock-Up Agreement with respect to the shares of Yumanity Common Stock or such other securities that have been so transferred or distributed for the balance of the Restricted Period;

(b) the exercise of an option (including a net or cashless exercise of an option) or settlement of a restricted stock unit or restricted stock award (including the net settlement thereof) for Yumanity Common Stock, and any related transfer of shares of Yumanity Common Stock to Yumanity for the purpose of paying the exercise price of such options or any related transfer of shares of Yumanity Common Stock for paying taxes (including estimated taxes, as provided in the following subsection (c)) due as a result of the exercise of such options or settlement of such restricted stock units or restricted stock awards (including any net settlement of restricted stock units or restricted stock awards); provided that, for the avoidance of doubt, the underlying shares of Yumanity Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

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(c) the sale or transfer of any Yumanity Common Stock underlying options, restricted stock units or restricted stock awards held by the undersigned that are at the time of such sale or transfer vested, exercised and/or settled, to satisfy income tax withholding and remittance obligations in connection with the vesting of such options, restricted stock units or restricted stock awards (as applicable); provided that any filing under Section 16 of the Exchange Act required in connection therewith indicates that such transfer is to satisfy income tax withholding and remittance obligations in connection with the vesting, exercise and/or settlement of options, restricted stock units or restricted stock awards (as applicable);

(d) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Yumanity Common Stock; provided that such plan does not provide for any transfers of Yumanity Common Stock during the Restricted Period;

(e) transfers or sales by the undersigned of shares of Yumanity Common Stock acquired by the undersigned on the open market following the Closing Date;

(f) transfers by the undersigned of shares of Yumanity Common Stock to Yumanity in connection with the termination of employment or other termination of the undersigned and pursuant to agreements in effect as of the Effective Time whereby Yumanity has the option to repurchase such shares or securities; or

(g) transfers or distributions pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Yumanity Common Stock involving a change of control of Yumanity (including entering into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of shares of Yumanity Common Stock (or any security convertible into or exercisable for Yumanity Common Stock), or vote any shares of Yumanity Common Stock in favor of any such transaction or taking any other action in connection with any such transaction), provided that the restrictions set forth in this Lock-Up Agreement shall continue to apply to the Undersigned’s Shares should such tender offer, merger, consolidation or other transaction not be completed;

and provided, further, that, with respect to each of (a), (b) and (d) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee, as the case may be) under the Exchange Act (other than (i) a filing at any time on a Form 5 or (ii) a filing after the expiration of the Restricted Period on a Schedule 13D or Schedule 13G (or Schedule 13D/A or Schedule 13G/A)), or other public announcement shall be required or shall be made voluntarily in connection with such transfer or disposition during the Restricted Period (other than (i) any exit filings or public announcements that may be required under applicable federal and state securities laws or (ii) in respect of a required filing under the Exchange Act in connection with the exercise of an option to purchase Yumanity Common Stock following such individual’s termination of service relationship (including service as a director) with Yumanity that would otherwise expire during the Restricted Period, provided that reasonable notice shall be provided to Yumanity prior to any such filing).

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement and will not be recorded on the share register of Yumanity. In furtherance of the foregoing, the undersigned agrees that Yumanity and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement.

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The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

In the event that any holder of Yumanity Common Stock or securities convertible into or exercisable or exchangeable for Yumanity Common Stock (including, without limitation, Yumanity Common Stock to be issued to such holder in connection with the Merger) that is subject to a substantially similar letter agreement entered into by such holder, other than Yumanity or the undersigned, is permitted by Yumanity to sell or otherwise transfer or dispose of shares of Yumanity Common Stock or securities convertible into or exercisable or exchangeable for Yumanity Common Stock (including, without limitation, Yumanity Common Stock to be issued to such holder in connection with the Merger) for value other than as permitted by this Lock-Up Agreement or a substantially similar letter agreement entered into by such holder, the same percentage of shares of Yumanity Common Stock or securities convertible into or exercisable or exchangeable for Yumanity Common Stock (including, without limitation, Yumanity Common Stock to be issued to such holder in connection with the Merger) held by the undersigned shall be immediately and fully released on the same terms from any remaining restrictions set forth herein.

For the avoidance of doubt, this Lock-Up Agreement represents a contractual agreement between the parties hereto, and to the extent any term of this Lock-Up Agreement (as amended, supplemented, restated or otherwise modified from time to time) directly conflicts with the terms of Yumanity’s bylaws (as amended pursuant to the terms of the Merger Agreement), the terms of this Lock-Up Agreement shall control.

This Lock-Up Agreement shall terminate automatically, and the undersigned shall automatically be released from all restrictions and obligations under this Lock-Up Agreement upon the earlier of the (i) the expiration of the Restricted Period and (ii) if the Merger Agreement is terminated for any reason, upon the date of such termination. The undersigned understands that Yumanity and the Company are proceeding with the Contemplated Transactions in reliance upon this Lock-Up Agreement.

Any and all remedies herein expressly conferred upon Yumanity and the Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity, and the exercise by Yumanity and/or the Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage would occur to Yumanity and the Company in the event that any provision of this Lock-Up Agreement was not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Yumanity and the Company shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Yumanity and the Company are entitled at law or in equity, and the undersigned waives any bond, surety or other security that might be required of Yumanity or the Company with respect thereto.

This Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws principles thereof.

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This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by Yumanity, the Company and the undersigned by facsimile or electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.

(Signature Page Follows)

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Very truly yours,
Print Name of Stockholder:

Signature (for individuals):

Signature (for entities):

By:
Name:
Title:

Accepted and Agreed by
Yumanity Therapeutics, Inc.

By
Name:
Title:

Kineta, Inc.

By
Name:
Title:

Exhibit 2.6

FORM OF SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”), dated as of June [    ], 2022 by and among Yumanity Therapeutics, Inc., a Delaware corporation (the “Company”), and the purchasers identified on Schedule 1 hereto (each, including its successors and assigns, a “Purchaser” and collectively, the “Purchasers”). Capitalized terms used herein but not otherwise defined shall have the meanings given to them in Section 1.5.

RECITALS

A. The Company is party to that Agreement and Plan of Merger of even date hereof (as such may be amended from time to time, the “Merger Agreement”), by and among the Company, Yacht Merger Sub, Inc., a Washington corporation and wholly owned subsidiary of the Company, and Kineta, Inc., a Washington corporation (“Kineta”), pursuant to which Kineta will become a wholly-owned subsidiary of the Company.

B. In connection with the Merger (as defined in the Merger Agreement), the Company anticipates effecting a reverse split in the range of 1-for-5 to 1-for-20 (the “Reverse Stock Split”) of shares of Company Common Stock.

C. Following the Merger, the Company will change its name to Kineta, Inc.

D. On the terms and subject to the conditions set forth in this Agreement and pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 promulgated thereunder, the Company desires to issue and sell to each Purchaser, and each Purchaser, severally and not jointly, desires to purchase from the Company, securities of the Company as more fully described in this Agreement.

E. The Company has authorized, upon the terms and conditions stated in this Agreement, the sale and issuance of up to an aggregate of 14,354,067 shares, subject to proportional adjustment for the Reverse Stock Split, of Company Common Stock (the “Shares”).

F. At the Closing (as hereinafter defined), each Purchaser, severally and not jointly, wishes to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement, the number of Shares as set forth opposite such Purchaser’s name on Schedule 1 hereto.

G. Contemporaneously with the execution and delivery of this Agreement, the Purchasers and the Company are executing and delivering a Registration Rights Agreement, in the form attached hereto as Exhibit D, pursuant to which the Company has agreed to provide certain registration rights with respect to the Registrable Securities (as defined in the Registration Rights Agreement) under the Securities Act and the rules and regulations promulgated thereunder, and applicable state securities laws.

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AGREEMENT

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser agree as follows:

ARTICLE I

PURCHASE AND SALE

1.1 Authorization of Sale of Shares. Subject to the terms and conditions of this Agreement, the Company shall issue and sell to each Purchaser, and each Purchaser shall, severally and not jointly, purchase from the Company, such number of Shares as set forth opposite their respective names on Schedule 1 attached hereto, at a price per Share equal to $2.09 , subject to proportional adjustment for the Reverse Stock Split (the “Price Per Share” and the total purchase price for the Shares to be paid by each Purchaser, the “Share Purchase Price”).

1.2 Closing. Subject to the terms and conditions set forth in this Agreement, at the Closing, the Company shall issue and sell to the Purchasers, and the Purchasers shall purchase from the Company, the Shares. The closing of the purchase and sale of the Shares to the Purchasers by the Company (the “Closing”) will occur, subject to the conditions set forth in Sections 5.1 and 5.2 hereof, to occur immediately following the Effective Time (as such term is defined in the Merger Agreement) (the “Closing Date”). The Closing shall take place remotely via exchange of executed documents or at such other place as the Company and the Purchasers may agree upon.

1.3 Payment. At or prior to the Closing, (a) each Purchaser shall pay to the Company its Share Purchase Price in United States dollars and in immediately available funds, by wire transfer to the Company’s account as set forth in instructions previously delivered to each Purchaser, and (b) the Company shall irrevocably instruct American Stock Transfer & Trust Company, LLC (the “Transfer Agent”) to deliver to such Purchaser the number of Shares set forth opposite such Purchaser’s name on Schedule 1 hereto in book-entry form, free and clear of all restrictive and other legends (except as expressly provided in Section 3.6 hereof) in the name of such Purchaser as set forth on the Stock Registration Questionnaire included as Exhibit A.

1.4 Closing Deliverables.

(a) Company. On or prior to the Closing Date, the Company shall deliver or cause to be delivered to each Purchaser the following:

(i) a copy of the irrevocable instructions to the Transfer Agent instructing the Transfer Agent to deliver the number of Shares set forth opposite such Purchaser’s name on Schedule 1 hereto, registered in the name of such Purchaser as set forth on the Stock Registration Questionnaire included as Exhibit A;

(ii) the Registration Rights Agreement, duly executed by the Company;

(iii) Orrick, Herrington & Sutcliffe LLP shall deliver an opinion to the Purchasers, dated as of the Closing Date, in form and substance reasonably acceptable to the Purchasers;

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and

(iv) a certificate of a duly authorized officer of the Company, certifying that the conditions specified in Sections 5.1(a) and 5.1(b) have been fulfilled.

(b) Purchasers. On or prior to the Closing Date, each Purchaser shall deliver or cause to be delivered to the Company the following:

(i) a fully completed and duly executed Stock Registration Questionnaire in the form attached hereto as Exhibit A;

(ii) the Registration Rights Agreement, duly executed by each Purchaser;

(iii) a fully completed and duly executed Accredited Investor Qualification Questionnaire in the form attached hereto as Exhibit B;

(iv) a fully completed and duly executed Bad Actor Questionnaire in the form attached hereto as Exhibit C; and

(v) the Share Purchase Price by wire transfer to the account specified by the Company.

(c) Further Assurances. On or prior to the Closing Date, the parties hereto shall execute and deliver or cause to be executed and delivered such additional documents that take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the transactions contemplated hereby.

1.5 Defined Terms Used in This Agreement. In addition to the terms defined elsewhere in this Agreement, the following terms have the meanings indicated:

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls or is controlled by or under common control with such Person. For the purposes of this definition, “control,” when used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; and the terms of “affiliated,” “controlling” and “controlled” have meanings correlative to the foregoing.

“Company Common Stock” means the Company’s common stock, par value $0.001 per share.

“Nasdaq” means The Nasdaq Global Market or The Nasdaq Capital Market.

“Person” means an individual or a corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind.

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“Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of the Closing Date, by and between the Company and the Purchasers, in the form of Exhibit D attached to this Agreement.

“Short Sales” include, without limitation, (i) all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), whether or not against the box, and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps, “put equivalent positions” (as defined in Rule 16a-1(h) under the Exchange Act) and similar arrangements (including on a total return basis), and (ii) sales and other transactions through non-U.S. broker dealers or non-U.S. regulated brokers (but shall not be deemed to include the location and/or reservation of borrowable shares of Company Common Stock).

“Trading Day” means a Nasdaq trading day.

“Transaction Documents” means this Agreement, the Registration Rights Agreement and the annexes and exhibits attached hereto and thereto.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to and except as set forth in the SEC Documents (as defined below), the Company hereby represents and warrants to each Purchaser as of the date hereof as follows. For purposes of these representations and warranties (other than those in Sections 2.2, 2.3, 2.5 and 2.6), the term the “Company” shall include any subsidiaries of the Company, unless otherwise noted herein.

2.1 Organization, Good Standing and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its formation and has the requisite corporate power to own, lease and operate its properties and assets and to conduct its business as it is now being conducted and as described in the reports filed by the Company with the United States Securities and Exchange Commission (the “Commission”) pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), since the end of the Company’s 2021 fiscal year through the date hereof, including, without limitation, the Company’s most recent annual report on Form 10-K. The Company is qualified to do business as a foreign corporation (or an equivalent qualification) and is in good standing (or the equivalent) in every jurisdiction in which the failure to be so qualified would have or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon the business, properties, assets, liabilities, operations, financial condition or results of operations of the Company, or the ability of the Company to perform its obligations under the Transaction Documents or the Merger Agreement (a “Material Adverse Effect”).

2.2 Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and perform the Transaction Documents and to issue and sell the Shares to be issued by the Company in accordance with the terms hereof. The execution, delivery and performance of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no further consent or authorization of the Company, its board of directors or stockholders is

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required, other than the approval of the Company’s stockholders. When executed and delivered by the Company, and assuming the due authorization, execution and delivery by each of the Purchasers, this Agreement shall constitute a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditor’s rights and remedies or by other equitable principles of general application. The Company’s board of directors, at a meeting duly called and held, adopted resolutions approving the transactions contemplated hereby, including the issuance of the Shares to be issued by the Company pursuant to this Agreement.

2.3 Issuance of Shares. The issuance of the Shares has been duly authorized by all necessary corporate action, other than the approval of the Company’s stockholders, and, when paid for and issued in accordance with the terms hereof, will be validly issued, fully paid and nonassessable. In addition, the Shares will be free and clear of all liens, claims, charges, security interests or agreements, pledges, assignments, covenants, restrictions or other encumbrances created by, or imposed by, the Company and rights of refusal of any kind imposed by the Company (other than as provided in the Transaction Documents or restrictions on transfer under applicable securities laws) and the holder of the Shares shall be entitled to all rights accorded to a holder of Company Common Stock.

2.4 No Conflicts; Governmental Approvals. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not (i) violate any provision of the Company’s certificate of incorporation or bylaws as currently in effect, (ii) conflict with, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Company is a party or by which the Company’s properties or assets are bound, or (iii) result in a violation of any federal, state, local or foreign statute, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Company or by which any property or asset of the Company is bound or affected. The Company is not required under federal, state, foreign or local law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement or issue and sell the Shares to be issued by the Company in accordance with the terms hereof, other than filings that have been made, or will be made, or consents that have been obtained, or will be obtained, pursuant to the rules and regulations of Nasdaq, including a Nasdaq Listing of Additional Shares notification form, applicable state securities laws and post-sale filings pursuant to applicable state and federal securities laws which the Company undertakes to file or obtain within the applicable time periods and the filings required to be made pursuant to this Agreement.

2.5 Capitalization. The issued and outstanding shares of capital stock of the Company have been validly issued, are fully paid and nonassessable and are not subject to any preemptive rights, rights of first refusal or similar rights. The Company (i) as of the date hereof has an authorized, issued and outstanding capitalization as set forth in the Company’s most recent annual report on Form 10-K or quarterly report on Form 10-Q (other than the grant of additional awards

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under the Company’s equity incentive plans or changes in the number of outstanding shares of Company Common Stock due to the issuance of shares upon the exercise or conversion of securities exercisable for, or convertible or exchangeable into, shares of Company Common Stock, in each case outstanding as of the date set forth in the Company’s most recent annual report on Form 10-K or quarterly report on Form 10-Q) and (ii) as of immediately prior to the Closing will have an authorized capitalization as disclosed in the registration statement on Form S-4 filed with the Commission registering the shares of the Company’s capital stock to be issued pursuant to the Merger Agreement (in the form declared effective by the Commission, the “S-4 Registration Statement”), and after taking into account the effect of the Reverse Stock Split. Except as disclosed in the Company’s most recent annual report on Form 10-K, quarterly report on Form 10-Q or the S-4 Registration Statement, the Company does not have any outstanding options to purchase, or any rights or warrants to subscribe for, or any securities or obligations convertible into, or exchangeable for, or any contracts or commitments to issue or sell, any shares of capital stock or other securities (other than the grant of additional awards under the Company’s equity incentive plans).

2.6 SEC Documents, Financial Statements. The Company represents and warrants that as of the date hereof, the Company Common Stock is registered pursuant to Section 12(b) of the Exchange Act. Since January 1, 2021, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the Commission pursuant to the reporting requirements of the Exchange Act (the “SEC Documents”). At the times of their respective filing, all such reports, schedules, forms, statements and other documents of the Company conformed in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder. Except as disclosed in the SEC Documents, at the times of their respective filings, such reports, schedules, forms, statements and other documents of the Company did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied in all material respects with applicable accounting requirements and the published rules and regulations of the Commission or other applicable rules and regulations with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements), and fairly present in all material respects the consolidated financial position of the Company as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

2.7 No Liabilities. The Company has no liabilities or obligations (accrued, absolute, contingent or otherwise), other than liabilities or obligations (i) reflected on the most recent balance sheet of the Company included in the SEC Documents, (ii) incurred in the ordinary course of business since the date of the most recent balance sheet of the Company included in the SEC Documents, (iii) incurred in connection with this Agreement, (iv) incurred pursuant to contracts binding on the Company (other than those resulting from a breach thereof), or (v) that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect or prevent the consummation of the transactions contemplated hereby.

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2.8 Accountants. The Company represents and warrants that PricewaterhouseCoopers LLP, whose report on the financial statements of the Company is filed with the Commission in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, was, at the time such report was issued, an independent registered public accounting firm as required by the Securities Act. Except as described in the SEC Documents and as preapproved in accordance with the requirements set forth in Section 10A of the Exchange Act, to the Company’s knowledge, PricewaterhouseCoopers LLP has not engaged in any non-audit services prohibited by subsection (g) of Section 10A of the Exchange Act on behalf of the Company.

2.9 Internal Controls. The Company has established and maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company’s internal control over financial reporting is effective and the Company is not currently aware of any material weaknesses in its internal control over financial reporting.

2.10 Disclosure Controls. The Company has established and maintains disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Exchange Act) that are designed to comply with the requirements of the Exchange Act applicable to the Company; such disclosure controls and procedures have been designed to ensure that material information relating to the Company is made known to the Company’s principal executive officer and principal financial officer by others within those entities; and such disclosure controls and procedures are effective in all material respects to perform the functions for which they were established. The Company has conducted evaluations of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act. Since the date of the most recent evaluation of such disclosure controls and procedures, there have been no significant changes in internal controls or in other factors with respect to the Company that could significantly affect the Company’s internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses. The Company is in compliance in all material respects with all provisions currently in effect and applicable to the Company of the Sarbanes-Oxley Act of 2002, and all rules and regulations promulgated thereunder or implementing the provisions thereof.

2.11 Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (i) the Company owns, or otherwise has the right to use (including pursuant to license, sublicense, agreement or permission), the patents, trademarks, service marks, patent applications, trade names, copyrights, trade secrets, domain names, information, know-how, proprietary rights and processes (collectively, “Intellectual Property”) reasonably necessary to conduct the business of the Company as described in the SEC Documents and as currently conducted (excluding commercially available off-the-shelf software programs that are licensed to the Company or its subsidiaries pursuant to “shrink-wrap” licenses), without any known conflict with or infringement of the Intellectual Property of others, (ii) to the Company’s knowledge, there has not been any infringement by any third party of any Intellectual Property or other similar rights of the Company, and (iii) the Company has not received any written communications alleging that the Company has violated, infringed or conflicted with, or, by conducting its business as described in the SEC Documents, would violate, infringe or conflict with any of the Intellectual Property of any other person or entity.

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2.12 Taxes. The Company has (i) paid all material federal, state, local and foreign taxes required to be paid through the date hereof, except (x) any such taxes being contested in good faith and for which adequate reserves have been established in accordance with applicable accounting requirements or (y) if a failure to pay such taxes would not reasonably be expected to have a Material Adverse Effect, and (ii) filed all material tax returns required to be filed through the date hereof, in each case except for (x) those returns for which a request for extension has been filed or (y) any failure to file that would not reasonably be expected to have a Material Adverse Effect; and there is no tax deficiency that has been asserted against the Company, except where such deficiencies, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

2.13 Employee Matters. No labor disturbance by or dispute with employees of the Company exists or, to the Company’s knowledge, is contemplated or threatened in writing, and the Company is not aware of any existing or imminent labor disturbance by, or dispute with, the employees of any of the Company’s principal suppliers, manufacturers, contractors or customers, except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect. The Company has not received any notice of cancellation or termination with respect to any collective bargaining agreement to which it is a party.

2.14 Employee Benefits. Each employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), for which the Company or any member of its “Controlled Group” (defined as any organization which is a member of a controlled group of corporations within the meaning of Section 414 of the Internal Revenue Code of 1986, as amended (the “Code”)) would have any liability (each, a “Plan”) has been maintained in compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to, ERISA and the Code, except for noncompliance that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. No prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, excluding transactions effected pursuant to a statutory or administrative exemption, has occurred with respect to any Plan that would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any member of its Controlled Group have ever maintained or contributed to or participated in a Plan that is subject to the funding rules of Section 412 of the Code or Section 302 of ERISA or a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA. There is no pending audit or investigation by the Internal Revenue Service, the U.S. Department of Labor or any other governmental agency or any foreign regulatory agency with respect to any Plan that would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

2.15 Environmental Laws. (i) The Company and its subsidiaries (A) are, and at all times for the two years preceding the date of this Agreement have been, in compliance in all material respects with any and all applicable federal, state, local and foreign laws, rules, regulations, requirements, decisions, decrees, orders and other legally enforceable requirements relating to

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Hazardous Substances, the environment, natural resources or the protection of human or worker health or safety (collectively, “Environmental Laws”), (B) have obtained and are in compliance with all permits, licenses, certificates or other authorizations or approvals required of them under applicable Environmental Laws for the conduct of their respective businesses as currently conducted, (C) have not received notice of any actual or potential liability (including such liability of a third party that would reasonably be expected to materially and adversely affect the Company or any of its subsidiaries) under or relating to, or actual or potential violation of, any Environmental Laws, including for the investigation or remediation of any release or threat of release of any pollutant, contaminant or toxic or hazardous material, substance or waste or petroleum or any fraction thereof (each a “Hazardous Substance”), (D) are not conducting or paying for, in whole or in part, any investigation, remediation or other corrective action pursuant to any Environmental Law at any location, and (E) are not a party to any order, decree or agreement that imposes any obligation or liability under any Environmental Law, and (ii) there are no costs or liabilities associated with Environmental Laws of or relating to the Company or its subsidiaries, except, in the case of each of (i) and (ii) above, for any such failure to comply, or failure to receive required permits, licenses or approvals, or cost, obligation or liability, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There has been no storage, generation, transportation, use, handling, treatment, release or threat of release of Hazardous Substances by, due to or caused by the Company or any of its subsidiaries (or, to the Company’s knowledge, any other entity (including any predecessor) for whose acts or omissions the Company or any of its subsidiaries is or would reasonably be expected to be liable) at, on, under or from any property or facility now or previously owned, operated or leased by the Company or any of its subsidiaries, or at, on, under or from any other property, in violation of any Environmental Laws or in a manner or amount or to a location that would reasonably be expected to result in any liability under any Environmental Law, except for any violation or liability which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

2.16 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (i) the Company and its subsidiaries have insurance covering their respective properties, operations, personnel and businesses, which insurance is in amounts and insures against such losses and risks as are, in the reasonable judgment of the Company, ordinary and customary for comparable companies in the same or similar businesses and (ii) neither the Company nor any of its subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business.

2.17 Anti-Corruption Laws. In the last three years, none of the Company or any of its subsidiaries, or any director, officer, or employee thereof, or, to the Company’s knowledge, any agent, or representative of the Company or of any of its subsidiaries, has, while acting on behalf of the Company or any of its subsidiaries, taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment, giving or receipt of money, property, gifts or anything else of value, directly or indirectly, to any government official (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) in order to influence official action, or to any person in violation in any material respect of any applicable anti-corruption laws. In the last three years, the Company and each of its subsidiaries

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have, to the knowledge of the Company, conducted their respective businesses in compliance in all material respects with applicable anti-corruption laws. Neither the Company nor any of its subsidiaries will use, directly or indirectly, the proceeds of the transactions contemplated by this Agreement in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of any applicable anti-corruption law.

2.18 Money Laundering Laws. To the knowledge of the Company, the operations of the Company and each of its subsidiaries are and have been conducted at all times in compliance in all material respects with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering statutes of jurisdictions where the Company and each of its subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

2.19 Data Privacy. Since January 1, 2021, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (i) the Company and its subsidiaries have operated their business in a manner compliant with (a) all applicable privacy, data security and data protection laws and regulations, (b) all legally binding contractual obligations, and (c) all written, externally distributed Company policies, for each (i)(a) through (c), governing the collection, handling, usage, disclosure and storage of personally identifiable data in the Company’s possession or control, as that term (or similar terms) are defined under applicable privacy, data security and data protection laws (“Personal Data”), and (ii) since January 1, 2021, the Company has not experienced any actual security incident that has resulted in unauthorized access, acquisition, alteration or modification, loss, theft or other unauthorized processing of any Personal Data.

2.20 No Material Adverse Change. Except as disclosed in the SEC Documents or contemplated by the Merger, since December 31, 2021 through the date hereof, there has not been:

(a) any change in the assets, liabilities, financial condition or operating results of the Company from that reflected in the financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, except for changes in the ordinary course of business which have not had and would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect;

(b) any declaration or payment by the Company of any dividend, or any authorization or payment by the Company of any distribution, on any of the capital stock of the Company, or any redemption or repurchase by the Company of any securities of the Company;

(c) any material damage, destruction or loss, whether or not covered by insurance, to any assets or properties of the Company;

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(d) any waiver, not in the ordinary course of business, by the Company of a material right or of a material debt owed to it;

(e) any satisfaction or discharge of a material lien, claim or encumbrance or payment of any obligation by the Company, except in the ordinary course of business;

(f) any change or amendment to the Company’s certificate of incorporation or bylaws, or termination of or material amendment to any contract of the Company that the Company is required to file with the Commission pursuant to Item 601(b)(10) of Regulation S-K;

(g) any material labor difficulties or labor union organizing activities with respect to employees of the Company;

(h) any material transaction entered into by the Company other than in the ordinary course of business;

(i) the loss of the services of any executive officer (as defined in Rule 405 under the Securities Act) of the Company; or

(j) any other event or condition that has had or would reasonably be expected to have a Material Adverse Effect.

2.21 Litigation. Except as disclosed in the SEC Documents or otherwise disclosed to each Purchaser, no action, suit, proceeding or investigation is currently pending or, to the knowledge of the Company, has been threatened in writing against the Company that: (i) concerns or questions the validity of this Agreement; (ii) concerns or questions the right or authority of the Company to enter into the Transaction Documents and to perform its obligations thereunder; or (iii) is reasonably likely to have a Material Adverse Effect. The Company is neither a party to nor subject to the provisions of any material order, writ, injunction, judgment or decree of any court or government agency or instrumentality. There is no action, suit, proceeding or investigation by the Company currently pending or that the Company currently expects to have a Material Adverse Effect.

2.22 Compliance. The Company (i) is not in violation of any provision of the Company’s certificate of incorporation or bylaws as currently in effect, (ii) is not in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company under), nor has the Company received notice in writing of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (iii) is not in violation of any order of any court, arbitrator or governmental body, or (iv) is not or has not been in violation of any statute, rule or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws applicable to its business, except in each case (other than with respect to clause (i) above) for such defaults or violations as would not have a Material Adverse Effect.

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2.23 Listing and Maintenance Requirements. Except as set forth in the SEC Documents, the Company is, and has no reason to believe that it will not, upon the issuance of the Shares hereunder, continue to be, in compliance with the requirements of the Nasdaq for continued listing of the Company Common Stock thereon and the Company has not received any notification that, and has no knowledge that the Nasdaq is contemplating terminating such listing. The issuance and sale of the Shares hereunder does not contravene the rules and regulations of the Nasdaq.

2.24 Investment Company Act. The Company is not and, after giving effect to the offering and sale of the Shares, will not be an “investment company” or an entity “controlled” by an “investment company,” as such terms are defined in the Investment Company Act of 1940.

2.25 Private Placement. Assuming the accuracy of each Purchaser’s representations and warranties set forth in Article III hereof, no registration under the Securities Act is required for the offer and sale of the Shares by the Company to the Purchasers hereunder. The Shares (i) were not offered by any form of general solicitation or general advertising (as such terms are defined in Regulation D under the Securities Act) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. No disqualifying event described in Rule 506(d)(1)(i)-(viii) under the Securities Act (a “Disqualification Event”) is applicable to the Company or, to the Company’s knowledge, any Company Covered Person (as defined below), except for a Disqualification Event as to which Rule 506(d)(2)(ii)-(iv) or (d)(3) under the Securities Act is applicable. The Company has complied, to the extent applicable, with any disclosure obligations under Rule 506(e) under the Securities Act. “Company Covered Person” means, with respect to the Company as an “issuer” for purposes of Rule 506 under the Securities Act, any person listed in the first paragraph of Rule 506(d)(1) under the Securities Act.

2.26 No Integrated Offering. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Shares in a manner that would require the registration under the Securities Act of the sale of the Shares or that would be integrated with the offer or sale of the Shares for purposes of the rules and regulations of the Nasdaq Global Market such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction; provided, however, that this Section 2.26 shall not limit the Company’s right and obligation to issue Company Common Stock in accordance with terms and conditions of the Merger Agreement.

2.27 Shell Company Status. The Company is not, and has never been, an issuer identified in Rule 144(i)(1) promulgated under the Securities Act.

2.28 Brokers and Finders. The Company has not employed any broker or finder in connection with the transaction contemplated by this Agreement.

2.29 CFIUS. The Company does not engage in and has no plans to engage in (i) the design, fabrication, development, testing, production or manufacture of one or more “critical technologies” within the meaning of section 721 of the Defense Production Act, 50 U.S.C. § 4565, and all implementing regulations thereof (the “DPA”); (ii) the ownership, operation, maintenance, supply, manufacture, or servicing of “covered investment critical infrastructure” within the meaning of the DPA; or (iii) the maintenance or collection, directly or indirectly, of “sensitive personal data” of U.S. citizens within the meaning of the DPA.

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ARTICLE III

REPRESENTATIONS, WARRANTIES AND COVENANTS OF PURCHASERS

Each Purchaser, for itself and for no other Purchaser, hereby represents, warrants and covenants to the Company as follows:

3.1 Organization, Authorization and Power. Such Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to enter into and perform the Transaction Documents and to purchase the Shares being sold to it hereunder. The execution, delivery and performance of this Agreement by such Purchaser and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action, and no further consent or authorization of such Purchaser or its board of directors, stockholders or other governing body is required. When executed and delivered by such Purchaser, this Agreement shall constitute a valid and binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditor’s rights and remedies or by other equitable principles of general application.

3.2 No Conflict. The execution, delivery and performance of the Transaction Documents by such Purchaser and the consummation by such Purchaser of the transactions contemplated hereby do not and will not (i) violate any provision of such Purchaser’s charter or organizational documents, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which such Purchaser is a party or by which such Purchaser’s properties or assets are bound, or (iii) result in a violation of any federal, state, local or foreign statute, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to such Purchaser or by which any property or asset of such Purchaser are bound or affected.

3.3 Purchaser Sophistication; Accredited Investor. Such Purchaser (a) is knowledgeable, sophisticated and experienced in making, and is qualified to make decisions with respect to, investments in shares presenting an investment decision like that involved in the purchase of the Shares, including investments in securities issued by the Company and investments in comparable companies, and has requested, received, reviewed and considered all information it deemed relevant in making an informed decision to purchase the Shares; (b) in connection with its decision to purchase the Shares, relied only upon the SEC Documents, other publicly available information, and the representations and warranties of the Company contained herein; (c) is an “accredited investor” pursuant to Rule 501 of Regulation D under the Securities Act; (d) is acquiring the Shares for its own account for investment only and with no present intention of distributing any of the Shares or any arrangement or understanding with any other persons regarding the distribution of the Shares; (e) has not been organized, reorganized or recapitalized specifically for the purpose of investing in the Shares; (f) will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire to take a pledge of) any of the Shares except in compliance with the Securities Act and applicable

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state securities laws; (g) understands that the Shares are being offered and sold to it in reliance upon specific exemptions from the registration requirements of the Securities Act and state securities laws, and that the Company is relying upon the truth and accuracy of, and such Purchaser’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of such Purchaser to acquire the Shares; (h) understands that its investment in the Shares involves a significant degree of risk, including a risk of total loss of such Purchaser’s investment (provided that such acknowledgment in no way diminishes the representations, warranties and covenants made by the Company hereunder); and (i) understands that no United States federal or state agency or any other government or governmental agency has passed upon or made any recommendation or endorsement of the Shares.

3.4 Private Placement. Such Purchaser acknowledges and agrees that the Shares are being offered in a transaction not involving a public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act. Such Purchaser acknowledges and agrees that the Shares may not be offered, resold, transferred, pledged or otherwise disposed of by such Purchaser absent an effective registration statement under the Securities Act or an applicable exemption from the registration requirements of the Securities Act, including Rule 144 promulgated thereunder.

3.5 Ownership of Capital Stock. Except as previously disclosed to the Company in writing or by email and excluding the Shares and any other Company Common Stock as may be acquired by such Purchaser or its Affiliates pursuant to the Merger, such Purchaser and its Affiliates beneficially own no shares of capital stock of the Company.

3.6 Stock Legends. Such Purchaser acknowledges that certificates or book-entry credits evidencing the Shares shall bear a restrictive legend in substantially the following form (and including related stock transfer instructions and record notations):

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OR BLUE SKY LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY.

3.7 No Legal, Tax or Investment Advice. Such Purchaser understands that nothing in this Agreement or any other materials presented by or on behalf of the Company to such Purchaser in connection with the purchase of the Shares constitutes legal, tax or investment advice. Such Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Shares.

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3.8 Residency. Such Purchaser’s residence (if an individual) or offices in which its investment decision with respect to the Shares was made (if an entity) are located at the address immediately below such Purchaser’s name set forth on Schedule 1 hereto.

3.9 No General Solicitation; Pre-Existing Relationship. Such Purchaser is not purchasing the Shares as a result of any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement (as defined in Regulation D under the Securities Act). Such Purchaser also represents that such Purchaser was contacted regarding the sale of the Shares by the Company (or a representative of the Company) and the Shares were offered to such Purchaser solely by direct contact between such Purchaser and the Company (or an authorized representative of the Company). Such Purchaser did not become aware of this offering of Shares, nor were the Shares offered to such Purchaser, by any other means.

3.10 Purchase Entirely for Own Account. The Shares to be received by such Purchaser hereunder will be acquired for investment purposes, solely for such Purchaser’s own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the Securities Act, and such Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the Securities Act without prejudice, however, to such Purchaser’s right at all times to sell or otherwise dispose of all or any part of such Shares in compliance with applicable federal and state securities laws. Nothing contained herein shall be deemed a representation or warranty by such Purchaser to hold the Shares for any period of time.

3.11 Experience of the Purchasers. Such Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, and has so evaluated the merits and risks of such investment. Such Purchaser is able to bear the economic risk of an investment in the Shares and, at the present time, is able to afford a complete loss of such investment.

3.12 No Reliance. The Purchaser acknowledges that there have not been and Purchaser hereby agrees that it is not relying on and has not relied on, any statements, representations, warranties, covenants or agreements made to the Purchaser by or on behalf of the Company, any of its affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than the SEC Documents and those representations, warranties and covenants of the Company expressly set forth in this Agreement. Purchaser acknowledges that certain information provided by the Company was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections.

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3.13 Disclosure of Information. Such Purchaser has had an opportunity to receive all information related to the Company requested by it and to ask questions of and receive answers from the Company regarding the Company, its business and the terms and conditions of the offering of the Shares. The Purchaser acknowledges receipt of copies of the SEC Documents (or access thereto via EDGAR). Neither such inquiries nor any other due diligence investigation conducted by such Purchaser shall modify, limit or otherwise affect such Purchaser’s right to rely on the Company’s representations and warranties contained in this Agreement, which right is acknowledged by such Purchaser.

3.14 Interested Stockholder. Such Purchaser is not an “Interested Stockholder” (as such term is defined in Section 203 of the General Corporation Law of the State of Delaware).

3.15 No Rule 506 Disqualifying Activities. Neither such Purchaser nor any person or entity with whom such Purchaser will share beneficial ownership of the Shares is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i)-(viii) under the Securities Act.

3.16 Short Sales. Between the time the Purchaser learned about the offering contemplated by this Agreement and the public announcement of the offering, the Purchaser has not engaged in any Short Sales or similar transactions with respect to the Company Common Stock or any securities exchangeable or convertible for Company Common Stock, nor has the Purchaser, directly or indirectly, caused any person to engage in any Short Sales or similar transactions with respect to the Company Common Stock.

3.17 Brokers and Finders. No Person will have, as a result of the transactions contemplated by this Agreement, any valid right, interest or claim against or upon the Company or such Purchaser for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of such Purchaser.

3.18 Disclaimer of Other Representations and Warranties. Except as expressly set forth in Article II (as qualified by the SEC Documents) or in any other Transaction Document, such Purchaser acknowledges that neither the Company nor any other Person has made or is making any representation or warranty of any kind, express or implied, at law or in equity, including with respect to it or any of its subsidiaries or any of their respective businesses, assets, liabilities, condition (financial or otherwise), prospects or operations, or otherwise, and any such other representations and warranties are hereby expressly disclaimed by the Company. Without limiting the foregoing, such Purchaser has received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plans and cost-related plan information, regarding the Company, its subsidiaries and their respective businesses and operations, and such Purchaser is making its own evaluation of the adequacy and accuracy of all such estimates, projections, forecasts and other forward-looking information, as well as such business plans and cost-related plan information, and such Purchaser has not relied upon and will not have any claim against the Company or any of its subsidiaries, or any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, or any other Person, with respect thereto.

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ARTICLE IV

COVENANTS OF THE PARTIES

4.1 Further Transfers. Each Purchaser covenants that, following the Closing, the Shares will only be sold, offered for sale, pledged, loaned, or otherwise disposed of pursuant to an effective registration statement under, and in compliance with the requirements of, the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act, and in compliance with any applicable state securities laws. In connection with any transfer of Shares other than pursuant to an effective registration statement or Rule 144, the Company may require such Purchaser to provide to the Company an opinion of counsel selected by such Purchaser, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration under the Securities Act.

4.2 Indemnification.

(a) From and after the Closing, the Company agrees to indemnify and hold harmless the Purchasers, and their respective directors, officers, stockholders, members, partners, employees and agents (and any other persons with a functionally equivalent role of a person holding such titles notwithstanding a lack of such title or any other title), each person who controls such Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, stockholders, agents, members, partners or employees (and any other persons with a functionally equivalent role of a person holding such titles notwithstanding a lack of such title or any other title) of such controlling person (collectively, the “Purchaser Indemnitees”), from and against all losses, liabilities, claims, damages, costs, fees and expenses whatsoever (including, but not limited to, any and all expenses incurred in investigating, preparing or defending against any litigation commenced or threatened) based upon or arising out of the Company’s breach of any representation, warranty or covenant contained herein; provided, however, that the Company will not be liable in any such case to the extent and only to the extent that any such loss, liability, claim, damage, cost, fee or expense arises out of or is based upon the inaccuracy of any representations made by such indemnified party in this Agreement, or the failure of such indemnified party to comply with the covenants and agreements contained herein.

(b) Promptly after receipt by an indemnified party under this Section 4.2 of notice of the commencement of any indemnifiable action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 4.2, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than under this Section 4.2 except to the extent the indemnified party is actually prejudiced by such omission. In case any such indemnifiable action is brought against any indemnified party, and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein, and to the extent that it may elect by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof, with counsel satisfactory to such indemnified party; provided, however, if the defendants in any such indemnifiable action include both the indemnified party and the indemnifying party and either (i) the indemnifying party or parties and the indemnified party or parties mutually agree or (ii) representation of both the

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indemnifying party or parties and the indemnified party or parties by the same counsel is inappropriate under applicable standards of professional conduct due to actual or potential differing interests between them, the indemnified party or parties shall have the right to select separate counsel to assume such legal defenses and to otherwise participate in the defense of such indemnifiable action on behalf of such indemnified party or parties. Upon receipt of notice from the indemnifying party to such indemnified party of its election so to assume the defense of such indemnifiable action and approval by the indemnified party of counsel, the indemnifying party will not be liable to such indemnified party under this Section 4.2 for any reasonable legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless (i) the indemnified party shall have employed counsel in connection with the assumption of legal defenses in accordance with the proviso to the next preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the expenses of more than one separate counsel in such circumstance), (ii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of the indemnifiable action or (iii) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party. No indemnifying party shall (i) without the prior written consent of the indemnified parties (which consent shall not be unreasonably withheld), settle or compromise or consent to the entry of any judgment with respect to any pending or threatened indemnifiable action in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified parties are actual or potential parties to such indemnifiable action) unless such settlement, compromise or consent requires only the payment of money damages, does not subject the indemnified party to any continuing obligation or require any admission of criminal or civil responsibility, and includes an unconditional release of each indemnified party from all liability arising out of such indemnifiable action, or (ii) be liable for any settlement of any such indemnifiable action effected without its written consent (which consent shall not be unreasonably withheld), but if settled with its written consent or if there be a final judgment of the plaintiff in any such indemnifiable action, the indemnifying party agrees to indemnify and hold harmless any indemnified party from and against any loss or liability by reason of such settlement or judgment.

(c) Each Purchaser acknowledges on behalf of itself and each Purchaser Indemnitee that, other than for actions seeking specific performance of the obligations under this Agreement or in the case of fraud, the sole and exclusive remedy of such Purchaser and such Purchaser Indemnitee with respect to any and all claims relating to this Agreement shall be pursuant to the indemnification provisions set forth in this Section 4.2.

ARTICLE V

CONDITIONS TO CLOSING; TERMINATION

5.1 Conditions Precedent to the Obligations of Purchasers. The obligation of the Purchasers to acquire the Shares at the Closing is subject to the satisfaction or waiver by the Purchasers, at or before the Closing, of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in Article II shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true

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and correct as of such earlier date, and, the representations and warranties made by the Company in Article II hereof not qualified as to materiality shall be true and correct in all material respects as of the date hereof and the Closing Date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date.

(b) Performance. The Company shall have performed and complied, in all material respects, with all covenants, agreements, obligations and conditions contained in this Agreement and the Merger Agreement that are required to be performed or complied with by the Company on or before the Closing, including, without limitation, the delivery by the Company of the items contemplated by Section 1.4(a).

(c) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

(d) No Nasdaq Objection. Nasdaq shall have raised no objection to the consummation of the transactions contemplated by the Transaction Documents in the absence of stockholder approval of such transactions.

(e) Listing of Additional Shares. The Company shall have submitted a Listing of Additional Shares Notification with the Nasdaq covering all of the Shares.

(f) Registration Rights Agreement. The Company shall have executed and delivered the Registration Rights Agreement, and the Registration Rights Agreement shall be in full force and effect.

(g) Merger. The Merger shall have been consummated.

5.2 Conditions Precedent to the Obligations of the Company. The obligation of the Company to issue the Shares at the Closing is subject to the satisfaction or waiver by the Company, at or before the Closing, of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Purchasers contained in Article III shall be true and correct in all respects as of the Closing (unless as of a specific date therein in which case they shall be accurate as of such date).

(b) Performance. Each Purchaser shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by such Purchaser at or prior to the Closing, including, without limitation, the delivery by such Purchaser of the items contemplated by Section 1.4(b).

(c) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

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(d) Stockholder Approval. The stockholders of the Company shall have approved the issuance of the Shares in accordance with the rules and regulations of the Nasdaq.

(e) No Nasdaq Objection. Nasdaq shall have raised no objection to the consummation of the transactions contemplated by the Transaction Documents in the absence of stockholder approval of such transactions.

(f) Registration Rights Agreement. Each Purchaser shall have executed and delivered the Registration Rights Agreement, and the Registration Rights Agreement shall be in full force and effect.

(g) Merger. The Merger shall have been consummated.

5.3 Termination. This Agreement shall terminate and be void and of no further force and effect, and all obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of: (a) such date and time that the Merger Agreement is terminated in accordance with its terms; (b) upon the mutual written agreement of the Company and the Purchasers; or (c) if, on the Closing Date, any of the conditions set forth in Sections 5.1 or 5.2 have not been satisfied as of the time required hereunder to be so satisfied or waived by the party entitled to grant such waiver and, as a result thereof, the transactions contemplated by this Agreement are not consummated; provided, however, that nothing herein shall not relieve any party to this Agreement of any liability for fraud or for any Willful Breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement. “Willful Breach” means a deliberate act or deliberate failure to act, taken with the actual knowledge that such act or failure to act would result in or constitute a material breach of this Agreement.

ARTICLE VI

MISCELLANEOUS

6.1 Survival of Warranties. Unless otherwise set forth in this Agreement, the representations and warranties of the Company and the Purchasers contained in or made pursuant to this Agreement shall survive the Closing and the delivery of the Shares.

6.2 Exchange Act Filing. As soon as reasonable practicable after the date hereof, the Company shall issue one or more press releases or file with the Commission a Current Report on Form 8-K (the “Disclosure Document”) disclosing, to the extent not previously publicly disclosed, all material terms of the transactions contemplated hereby and any other material non-public information that the Company provided to the Purchasers at any time prior to the filing of the Disclosure Document. Upon the issuance of the Disclosure Document, to the Company’s knowledge, the Purchasers shall not be in possession of any material, non-public information received from the Company or any of its officers, directors, employees or agents that is not disclosed in the Disclosure Document unless otherwise specifically agreed in writing by such Purchaser. Notwithstanding anything in this Agreement to the contrary, the Company (i) shall not publicly disclose the name of the Purchasers or any of its affiliates or advisers, or include the name of the Purchasers or any of their affiliates or advisers in any press release, without the prior written consent of such Purchaser and (ii) shall not publicly disclose the name of such Purchaser or any of

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its affiliates or advisers, or include the name of such Purchaser or any of its affiliates or advisers in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of such Purchaser, except (x) as required by the federal securities laws, rules or regulations in connection with (A) any registration statement contemplated by the Registration Rights Agreement and (B) the filing of final Transaction Documents (including signature pages thereto) with the Commission or pursuant to other routine proceedings of regulatory authorities and (y) to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under the regulations of Nasdaq.

6.3 No Finder’s Fees. Each party represents that it neither is nor will be obligated for any finder’s fee or commission solely in connection with this transaction. The Company agrees to indemnify and to hold harmless the Purchasers from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible. Each Purchaser, severally and not jointly, agrees to indemnify and hold harmless the Company from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which such Purchaser or any of its officers, employees or representatives is responsible.

6.4 Fees and Expenses. Each party shall pay the fees and expenses of its advisors, counsel, accountants and other experts, if any, and all other expenses, incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.

6.5 Entire Agreement. The Transaction Documents, together with the Exhibits and Schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules; provided, however, that any confidentiality agreements previously entered into between the Company and the Purchasers shall remain in full force and effect. At or after the Closing, and without further consideration, the Company will execute and deliver to the Purchasers, and the Purchasers will execute and deliver to the Company, such further documents as may be reasonably requested in order to give practical effect to the intention of the parties under the Transaction Documents.

6.6 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile or email at the facsimile number or email address specified in this Section prior to 4:00 p.m. (Eastern time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile or email at the facsimile number or email address specified in this Section on a day that is not a Trading Day or later than 4:00 p.m. (Eastern time) on any Trading Day, (c) the Trading Day following the date of deposit with a nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The addresses, facsimile numbers and email addresses for such notices and communications are those set forth below, or such other address or facsimile number as may be designated in writing hereafter, in the same manner, by any such Person:

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If to the Company:	Yumanity Therapeutics, Inc.
40 Guest Street, Suite 4410
Boston, MA 02135
Attention: Devin Smith, Senior Vice President and General Counsel
Email: dsmith@yumanity.com

with copies (which copies	Goodwin Procter LLP
shall not constitute notice	100 Northern Avenue
to the Company) to:	Boston, Massachusetts 02210
Email: jhaggerty@goodwinlaw.com and jeanlee@goodwinlaw.com
Fax: 617-523-1231

Attention: John T. Haggerty, Esq. and Jean A. Lee

and (following the Closing)

Orrick, Herrington & Sutcliffe LLP

701 5th Avenue, Suite 5600

Seattle, WA 98104-7097

Telephone: 206-839-4337

Attention: Blake Ilstrup, Hari Raman and Albert W. Vanderlaan

Email: bilstrup@orrick.com, hraman@orrick.com and avanderlaan@orrick.com

If to the Purchasers:	To their respective addresses as set forth on Schedule 1 hereto.

6.7 Amendments; Waivers. This Agreement and any term hereof may be amended, terminated or waived only with the written consent of the Company and the Purchasers. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

6.8 Construction. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

6.9 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchasers; provided, however, that no such consent shall be required in connection with any assignment (i) occurring by operation of law in connection with any merger or consolidation to which the Company is a party, (ii) in connection with the acquisition of all or substantially all of the assets of the Company or (iii) any other similar business combination transaction involving the Company. A Purchaser may assign its rights under this Agreement only to a Person to whom such Purchaser assigns or transfers all Shares held by such Purchaser; provided, that (i) following such transfer or assignment, the further disposition of the Shares by the transferee or assignee is

22

restricted under the Securities Act and applicable state securities laws, (ii) as a condition of such transfer, such transferee agrees in writing to be bound by all of the terms and conditions of this Agreement as a party hereto and (iii) such transfer shall have been made in accordance with the applicable requirements of this Agreement and with all laws applicable thereto.

6.10 Persons Entitled to Benefit of Agreement. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

6.11 Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware without regard to the choice of law principles thereof. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the Delaware Chancery Court (or, if the Delaware Chancery Court shall be unavailable, then any federal court of the United States of America sitting in the State of Delaware) for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. If any party hereto shall commence an action or proceeding to enforce any provisions of the Transaction Documents, then, the prevailing party in such action or proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

6.12 Counterparts; Execution. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.13 Severability. If any provision hereof should be held invalid, illegal or unenforceable in any respect, then, to the fullest extent permitted by law, (a) all other provisions hereof shall remain in full force and effect and shall be liberally construed in order to carry out the intentions of the parties as nearly as may be possible and (b) the parties shall use their best efforts to replace the invalid, illegal or unenforceable provision(s) with valid, legal and enforceable provision(s) which, insofar as practical, implement the purposes of such provision(s) in this Agreement.

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6.14 Adjustments in Share Numbers and Prices. In the event of any stock split, subdivision, dividend or distribution payable in shares of Common Stock (or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly shares of Common Stock), combination or other similar recapitalization or event occurring after the date hereof (including the Reverse Stock Split), each reference in any Transaction Document to a number of shares or a price per share shall be deemed to be amended to appropriately account for such event.

[SIGNATURE PAGES TO FOLLOW]

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IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

THE COMPANY:

YUMANITY THERAPEUTICS, INC.

By:

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

PURCHASERS:

[ ]

By:

Name:
Title:

[ ]

By:

Name:
Title:

[ ]

By:

Name:
Title:

Exhibit A

STOCK REGISTRATION QUESTIONNAIRE

Pursuant to Section 1.4 of the Agreement, please provide us with the following information:

The exact name that the Shares are to be registered in (this is the name that will appear on the common stock certificate(s) or Direct Registration System advice(s)):

The relationship between the Purchaser of the Shares and the Registered Purchaser listed in response to Item 1 above:

The mailing address, telephone and telecopy number of the Registered Purchaser listed in response to Item 1 above:

The Tax Identification Number (or, if an individual, the Social Security Number) of the Registered Purchaser listed in response to Item 1 above:

AST Account Number of the Registered Purchaser listed in response to Item 1 above (indicate none if such Registered Purchaser does not yet have one):

Form of delivery of Shares:	Stock certificate(s): ☐ Electronic book-entry in the Direct Registration System: ☐

Exhibit B

ACCREDITED INVESTOR QUALIFICATION QUESTIONNAIRE

[See Attached]

Name of Prospective Investor: [•]

YUMANITY THERAPEUTICS, INC.

INVESTOR QUESTIONNAIRE

INSTRUCTIONS: IN ORDER TO BE ISSUED YUMANITY THERAPEUTICS, INC. SECURITIES, YOU MUST COMPLETE THIS INVESTOR QUESTIONNAIRE BY FILLING IN THE INFORMATION CALLED FOR, CHECKING THE APPROPRIATE BOXES, AND SIGNING AT PAGE 4. PLEASE RETURN THE COMPLETED QUESTIONNAIRE AS SOON AS POSSIBLE TO:

Blake Ilstrup, Hari Raman and Albert W. Vanderlaan Orrick, Herrington & Sutcliffe LLP 701 5th Avenue, Suite 5600
Seattle, WA 98104-7097 United States Tel: 206-839-4337 Email: bilstrup@orrick.com, hraman@orrick.com and avanderlaan@orrick.com

YUMANITY THERAPEUTICS, INC.

INVESTOR QUESTIONNAIRE

TO: Blake Ilstrup, Hari Raman and Albert W. Vanderlaan

Orrick, Herrington & Sutcliffe LLP

701 5th Avenue, Suite 5600

Seattle, WA 98104-7097

United States

Tel: 206-839-4337

Email: bilstrup@orrick.com, hraman@orrick.com and avanderlaan@orrick.com

Ladies and Gentlemen:

In connection with the proposed issuance of securities (the “Securities”) of Yumanity Therapeutics, Inc., a Delaware corporation (the “Corporation”), the undersigned hereby represents as follows:

1. Representations as to Accredited Investor Status. The undersigned has read the definition of “Accredited Investor” from Rule 501 of Regulation D attached hereto as Exhibit A, and certifies that either (check one):

A.	☐	The undersigned is an “Accredited Investor” for one or more of the following reasons:

		☐	(a)	The undersigned is an individual (not a partnership, corporation, etc.) whose individual Net Worth, or joint Net Worth with his or her spouse or spousal equivalent[1], presently exceeds $1,000,000 (excluding the value of the primary residence of such individual);[2]

		☐	(b)	The undersigned is an individual (not a partnership,corporation, etc.) who had an income in excess of $200,000 in each of the two most recent years, or joint income with

[1]	The term spousal equivalent shall mean a cohabitant occupying a relationship generally equivalent to that of a spouse.
[2]

As used herein, “Net Worth” excludes indebtedness that is secured by the undersigned’s primary residence, up to the current estimated fair market value of such primary residence, except that if the amount of such indebtedness currently exceeds the amount outstanding 60 days ago, other than as a result of the acquisition of the primary residence, the amount of such excess must be included as a liability in the calculation of Net Worth. Any indebtedness that is secured by the undersigned’s primary residence in excess of the currently estimated fair market value of such primary residence must be included as a liability in the calculation of Net Worth.

their spouse or spousal equivalent in excess of $300,000 in each of those years (in each case including foreign income, tax exempt income and full amount of capital gains and losses but excluding any income of other family members and any unrealized capital appreciation) and has a reasonable expectation of reaching the same income level in the current year;

☐	(c)	The undersigned is a director or executive officer of the Corporation which is issuing and selling the Securities;

☐	(d)

The undersigned is a natural person who holds, in goodstanding, one of the following professional licenses: the General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65).

If this box is checked, please list each such professional certification, designation or other credential:

☐	(e)	The undersigned is a natural person who is a “knowledgeable employee,” as defined in Rule 3c-5(a)(4) under the Investment Company Act of 1940, of the Company.

☐	(f)	The undersigned is a “family office” as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940:

(i) with assets under management in excess of $5,000,000,

(ii) that is not formed for the specific purpose of acquiring the securities offered, and

(iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

☐	(g)	The undersigned is a “family client” as defined in Rule

202(a)(11)(G)-1 under the Investment Advisers Act of 1940 of a family office meeting the requirements in (f) above and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (f)(iii).

☐	(h)

The undersigned is a corporation, partnership, limited liability company, Massachusetts or similar business trust, or non-profit organization within the meaning of Section 501(c)(3) of the Internal Revenue Code, in each case not formed for the specific purpose of acquiring the Securities and with total assets in excess of $5,000,000;

(describe entity)

☐	(i)	The undersigned is a trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Securities, where the purchase is directed by a “sophisticated person” as defined in Regulation 506(b)(2)(ii);

☐	(j)	The undersigned is:

(1) a trust that may be amended or revoked at any time by the grantor(s), the tax benefits of investments made by the trust pass through to the grantor(s), and each grantor is an “accredited investor”; OR

(2) an irrevocable trust if each grantor is an “accredited investor” and is considered an “equity owner” because the trust has the following characteristics:

• the trust is a grantor trust for federal income tax purposes and the grantor(s) is the sole funding source; AND

• the grantor would be taxed on all income of the trust and would be taxed on the sale of trust assets; AND

• the grantor(s) is the trustee with sole investment discretion; AND

• the entire amount of the grantor’s contribution plus a rate of return would be paid to the grantor prior to any other payments; AND

• the trust was established by the grantor for estate planning purposes; AND

• creditors of the grantor(s) would be able to reach the grantor’s interest in the trust;

If relying upon this Category (j) alone, each grantor must complete a separate copy of this Questionnaire.

	☐	(k)

The undersigned is an entity all the equity owners of which are “accredited investors” within one or more of the above categories. If relying upon this Category (k) alone, each equity owner must complete a separate copy of this Questionnaire;

(describe entity)

	☐	(l)	Any entity, of a type not listed in (c), (i), or (k) above, not formed for the specific purpose of acquiring the Securities, owning investments in excess of $5,000,000.

B.

☐   The undersigned is not an “Accredited Investor” but has completed the statement concerning his/her knowledge and experience in financial and business matters included in Exhibit B hereto. Kindly provide sufficient detail so that the Corporation’s legal counsel may conclude that the undersigned is capable of evaluating the merits and risks of investment in the Corporation.

2.	Entity Type. The undersigned is:

☐ An individual

☐ A corporation

☐ A limited liability company

☐ A partnership

☐ A trust

☐ Other:

3.	Tax I.D. Number. The social security number or federal tax I.D. number of the undersigned is: .

4.	Address. The address of the undersigned is:

The phone, fax and contact person (if an entity) are as follows:

Phone:

Fax:

Contact:

5.	Individuals. If the undersigned is an individual:

Name of Employer:

Position:

6.	Institutions. If the undersigned is an institution:

Nature of business:

Date of inception of business:

7.	Experience. Has the undersigned previously made speculative investments in privately- held companies?

	☐ YES	☐ NO

If the answer to Question 1 is that the undersigned is an “Accredited Investor”, the questionnaire is complete and please simply sign below. Any potential investor who is not an “Accredited Investor” also must complete the supplemental questionnaire attached hereto as Exhibit B to assure compliance with state and federal securities laws.

The foregoing representation is true and accurate as of the date hereof and shall be true and accurate as of the date of Closing. If in any respect such representation shall not be true and accurate prior to Closing, the undersigned shall give immediate notice of such fact in writing to the President of the Corporation.

Very truly yours,

(Print Name of Investor)

Dated:
(Signature)

(Print Title, if applicable)

(Print Name of joint investor or other person whose signature is required)

Dated:
(Signature)

(Print Title, if applicable)

EXHIBIT A

Rule 501. Definitions and Terms Used in Regulation D.

As used in Regulation D, the following terms have the meaning indicated:

(a)

Accredited Investor. “Accredited investor” shall mean any person who comes within any of the following categories, or who the issuer reasonably believes comes within any of the following categories, at the time of the sale of the securities to that person:

(1)

Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2)	Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

(3)

Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4)	Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5)

Any natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, at the time of his purchase exceeds $1,000,000 (excluding the value of the primary residence of such individual);[3]

(6)

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7)

Any trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii); and

(8)	Any entity in which all of the equity owners are accredited investors.

NOTE 1 TO PARAGRAPH (a)(8): It is permissible to look through various forms of equity ownership to natural persons in determining the accredited investor status of entities under this paragraph (a)(8). If those natural persons are themselves accredited investors, and if all other equity owners of the entity seeking accredited investor status are accredited investors, then this paragraph (a)(8) may be available.

(9)	Any entity, of a type not listed in paragraphs (a)(1), (2), (3), (7), or (8), not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

NOTE 1 TO PARAGRAPH (a)(9): For the purposes this paragraph (a)(9), “investments” is defined in rule 2a51-1(b) under the Investment Company Act of 1940 (17 CFR 270.2a51-1(b)).

(10)

Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status. In determining whether to designate a professional certification or designation or credential from an accredited educational institution for purposes of this paragraph (a)(10), the Commission will consider, among others, the following attributes:

(i) The certification, designation, or credential arises out of an examination or series of examinations administered by a self-regulatory organization or other industry body or is issued by an accredited educational institution;

[3]

As used herein, “Net Worth” excludes indebtedness that is secured by the undersigned’s primary residence, up to the current estimated fair market value of such primary residence, except that if the amount of such indebtedness currently exceeds the amount outstanding 60 days ago, other than as a result of the acquisition of the primary residence, the amount of such excess must be included as a liability in the calculation of Net Worth. Any indebtedness that is secured by the undersigned’s primary residence in excess of the currently estimated fair market value of such primary residence must be included as a liability in the calculation of Net Worth.

(ii) The examination or series of examinations is designed to reliably and validly demonstrate an individual’s comprehension and sophistication in the areas of securities and investing;

(iii) Persons obtaining such certification, designation, or credential can reasonably be expected to have sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of a prospective investment; and

(iv) An indication that an individual holds the certification or designation is either made publicly available by the relevant self-regulatory organization or other industry body or is otherwise independently verifiable;

NOTE 1 TO PARAGRAPH (a)(10): The Commission will designate professional certifications or designations or credentials for purposes of this paragraph (a)(10), by order, after notice and an opportunity for public comment. The professional certifications or designations or credentials currently recognized by the Commission as satisfying the above criteria will be posted on the Commission’s website.

(11)

Any natural person who is a “knowledgeable employee,” as defined in rule 3c5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;

(12)	Any “family office,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):

(i) With assets under management in excess of $5,000,000,

(ii) That is not formed for the specific purpose of acquiring the securities offered, and

(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; and

(13)

Any “family client,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (a)(12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (a)(12)(iii).

[Remainder omitted]

EXHIBIT B

CONFIDENTIAL SUPPLEMENTAL INFORMATION STATEMENT

(To be completed by Investors that are not “Accredited Investors”)

In order to assure compliance with applicable federal and state laws, it is necessary to obtain information regarding the financial position and experience of Investors that are not “Accredited Investors.”

I. GENERAL INFORMATION (For individual Investors and each individual partner or shareholder if the Investor is a partnership or corporation that is not an “Accredited Investor” — attach additional sheets if necessary)

A.	Purchasers

	1.	Name:

	2.	Address:
Business:

Residence:

	3.	Telephone:
			Business:	(________)
			Residence:	(________)

	4.	Amount of Investment:
$

5.	State where registered to vote:

6.	Social Security Number:

7.	Date of Birth:

8.	Country of citizenship, if other than the United States

9.	Marital status:

10.	Please state your education and degrees earned:

	Degree	School	Year

11.	Current occupation (if retired, please described your last occupation):

Employer:

Nature of Business:

Position and/or duties:

Period Employed:

12.	If current employment is less than five years, please complete the following chart on your employment history for the past five (5) years:

	Employer and Title	Primary Duties	From	To

13.	Please list all professional qualifications that you have held or currently hold, including bar admissions, accounting certificates, brokerage licenses and other professional licenses or certificates:

Professional Qualifications

Year Received	Still Effective

	Yes ☐	No ☐

	Yes ☐	No ☐

	Yes ☐	No ☐

II.

FINANCIAL INFORMATION (For individual Investors and each individual partner or shareholder if the Investor is a partnership or corporation that is not an “Accredited Investor” -- attach additional sheets if necessary)

A.	To confirm that each individual investor meets the financial requirements established for this offering, please answer the questions set forth below, as appropriate.

1.	Please indicate your net worth (including spouse or spousal equivalent, if applicable), home furnishings and automobiles (but excluding the value of your primary residence):

$ 75,000 - 150,000 ☐ $250,000 -500,000 ☐
$150,000 - 250,000 ☐ $500,000 - 1,000,000 ☐

Greater than $1,000,000 ☐

2.

Did you have income (exclusive of any income attributable to your spouse or spousal equivalent) in excess of $200,000 for the year before last and last year and do you reasonably expect to have income in excess of $200,000 in the current year?

Yes ☐             No ☐

3.

Did you and your spouse or spousal equivalent have joint income in excess of $300,000 for the year before last and last year and do you reasonably expect to have joint income in excess of $300,000 in the current year?

Yes ☐             No ☐

(d)	Was the purchaser organized for the specific purpose of acquiring shares in the Corporation?

Yes ☐             No ☐

(e)

If the purchaser is a general partnership or corporation, please list on a separate page the partners or shareholders and approximate net worth (including spouse or spousal equivalent, if applicable) of each such partner or shareholder, including home, home furnishings and automobiles.

III.	INVESTMENT EXPERIENCE REPRESENTATIONS

A.	Indicate how often you invest in:

1.	Marketable Securities

Often ☐         Occasionally ☐         Seldom ☐         Never ☐

2.	Restricted Securities

Often ☐         Occasionally ☐         Seldom ☐         Never ☐

3.	Venture Capital Limited Partnership Funds

Often ☐         Occasionally ☐         Seldom ☐         Never ☐

4.	Please list below your most recent private investments (attach a separate sheet if necessary):

B. Please answer each of the following questions regarding your investment experience:

1. Do you have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Corporation?

Yes ☐ No ☐

2.  Do you, either alone by reason of your business or financial experience or together with your professional advisor or advisors, have the capacity to protect your own interests in connection with a purchase of the Securities in the Corporation?

Yes ☐ No ☐

3. Are you (or the trust beneficiary for which you are the fiduciary) able to bear the economic risk of the investment, including a complete loss of the investment?

Yes ☐ No ☐

I confirm that the foregoing statements are complete and accurate to the best of my knowledge and belief, and that I undertake to notify the Corporation regarding any material change in the information set forth above prior to the closing of the purchase by me of the Securities of the Corporation.

Very truly yours,

(Print Name of Investor)

Dated:
(Signature)

(Print Title, if applicable)

(Print Name of joint investor or other person whose signature is required)

Dated:
(Signature)

(Print Title, if applicable)

Exhibit C

“BAD ACTOR” QUESTIONNAIRE FORMS

[See Attached]

CONFIDENTIAL

RULE 506 DISQUALIFICATION EVENT QUESTIONNAIRE

Yumanity Therapeutics, Inc., a Delaware corporation (“Issuer”) is contemplating an offering (the “Offering”) of securities under Rule 506 of the Securities Act of 1933 (the “Securities Act”). You have been furnished this Questionnaire to obtain information in connection with the Offering.

If this Questionnaire is being completed on behalf of an entity, “you” or “your” as used herein and in Exhibit A hereto refers to the entity on whose behalf you are responding (the “Entity Respondent”) and also to (i) in the case of an Entity Respondent that is an investment fund, such investment fund’s general partner and (ii) any other individual or entity which beneficially owns, through the Entity Respondent, 20% or more of Issuer’s voting equity securities based on voting power within the meaning of Rule 506(d) of the Securities Act.

Please review and confirm that you can make all of the statements set forth on Exhibit A. If you have any doubts about whether you can make any of the statements set forth on Exhibit A, or have any other questions regarding this Questionnaire, please contact Orrick, Herrington & Sutcliffe LLP (“Orrick”). Your signature to this Questionnaire will constitute: (i) your confirmation that the statements set forth on Exhibit A are true and correct, to the best of your knowledge and belief after a reasonable investigation, as of the date you sign this Questionnaire; (ii) your consent for Issuer to rely upon the information provided and (iii) your agreement to promptly notify Issuer of any changes in the information provided that occurs after the date you sign this Questionnaire and prior to the closing of the Offering.

Please return this Questionnaire to Orrick, Attn: Blake Ilstrup, Hari Raman and Albert W. Vanderlaan, by e-mail to bilstrup@orrick.com, hraman@orrick.com and avanderlaan@orrick.com. If you have any questions with respect to these matters, please contact Blake Ilstrup, Hari Raman and Albert W. Vanderlaan at bilstrup@orrick.com, hraman@orrick.com and avanderlaan@orrick.com.

The statements on Exhibit A attached hereto are true and correct to the best of my knowledge, information and belief after a reasonable investigation as of the date below.

Date:

FOR INDIVIDUAL:	FOR ENTITY:

Name of Entity:

(Signature)	(Signature)

Name:	Name:

Title:

Address:	Address:

Exhibit A

1.	Criminal Convictions.

You have not been convicted, within ten years before the Offering (or five years, in the case of Issuer, its predecessors (if any) and any issuers that are in control of, are controlled by, or are under common control with Issuer), of any felony or misdemeanor (a) in connection with the purchase or sale of any security, (b) involving the making of any false filing with the Securities and Exchange Commission (the “SEC”) or (c) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor or paid solicitor of purchasers of securities.

2.	Court Injunctions and Restraining Orders.

You are not currently subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the Offering, that restrains or enjoins you from engaging or continuing to engage in any conduct or practice (a) in connection with the purchase or sale of any security, (b) involving the making of any false filing with the SEC or (c) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities.

3.	Final Orders of Certain State and Federal Regulators.

You are not subject to a final order of a state securities commission (or an agency of officer of a state performing similar functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing similar functions); an appropriate federal banking agency; the Commodity Futures Trading Commission; or the National Credit Union Administration that (a) currently bars you from (i) association with an entity regulated by such commission, authority, agency or officer, (ii) engaging in the business of securities, insurance or banking or (iii) engaging in savings association or credit union activities; or (b) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct entered within ten years before the Offering.

4.	SEC Disciplinary Orders.

You are not currently subject to an order of the SEC relating to brokers, dealers, municipal securities dealers, investment companies, and investment advisers and their associated persons under Section 15(b) or 15B(c) of the Securities Exchange Act of 1934 (the “Exchange Act”) or Section 203(e) or 203(f) of the Investment Advisers Act of 1940 (the “Investment Advisers Act”) that (a) suspends or revokes your registration as a broker, dealer, municipal securities dealer or investment adviser, (b) places limitations on the activities, functions or operations or (c) bars you from being associated with any entity or from participating in the offering of any penny stock.

5.	SEC Cease-and-Desist Orders.

You are not currently subject to any order of the SEC, entered within five years before the Offering, that orders you to cease and desist from committing or causing a violation or future violation of (a) any scienter-based anti-fraud provision of the federal securities laws, including, but not limited to, Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act, or any other rule or regulation thereunder, or (b) Section 5 of the Securities Act.

A-1

6.	Suspension or Expulsion from SRO Membership or Association with an SRO Member.

You have not been suspended or expelled from membership in, or suspended or barred from association with a member of, a securities self-regulatory organization or “SRO” (i.e., a registered national securities exchange or national securities association, such as FINRA) for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7.	SEC Stop Orders.

You have not filed (as a registrant or issuer), nor were you or were you named as an underwriter in, any registration statement or Regulation A offering statement filed with the SEC that (a) within five years before the Offering, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption or (b) is currently the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8.	U.S. Postal Service False Representation Orders.

You are not subject to a United States Postal Service false representation order entered within five years before the Offering, nor are you currently subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

A-2

Exhibit D

REGISTRATION RIGHTS AGREEMENT

[See Attached]

Exhibit 2.7

FORM OF REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of June [    ], 2022, by and among Yumanity Therapeutics, Inc., a Delaware corporation (the “Company”), and the purchasers set forth on Schedule 1 hereto (each, a “Purchaser”, and collectively, the “Purchasers”), and shall become effective as of the Closing (as defined in the Purchase Agreement, defined below).

RECITALS

A. The Company is party to that Agreement and Plan of Merger dated as of June 5, 2022 (as such may be amended from time to time, the “Merger Agreement”), by and among the Company, Yacht Merger Sub, Inc., a Washington corporation and wholly owned subsidiary of the Company, and Kineta, Inc., a Washington corporation (“Kineta”), pursuant to which Kineta will become a wholly-owned subsidiary of the Company.

B. Following the Merger (as defined in the Merger Agreement), the Company will change its name to Kineta, Inc.

C. In connection with the Merger and pursuant to the Securities Purchase Agreement, by and among the Company and the Purchasers, dated as of June 5, 2022 (the “Purchase Agreement”), the Company has agreed, upon the terms and conditions stated in the Purchase Agreement, to issue and sell to the Purchasers on the Closing Date shares of Common Stock (the “Shares”).

D. To induce the Purchasers to execute and deliver the Purchase Agreement, the Company has agreed to provide certain registration rights under the Securities Act, and applicable state securities laws.

AGREEMENT

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser agree as follows:

ARTICLE I

DEFINITIONS

Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls or is controlled by or under common control with such Person. For the purposes of this definition, “control,” when used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “affiliated,” “controlling” and “controlled” have meanings correlative to the foregoing.

1.

“Board” means the Board of Directors of the Company.

“Business Day” means any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the state of New York generally are authorized or required by law or other government actions to close.

“Closing Date” means the date of the closing of the acquisition and issuance of the Shares pursuant to the Purchase Agreement.

“Commission” means the Securities and Exchange Commission.

“Effectiveness Deadline” means the later of (i) the ninetieth (90th) day following the Filing Date if the Commission notifies the Company that it will “review” the Registration Statement and (ii) the tenth (10th) day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review.

“Effectiveness Period” shall have the meaning set forth in Article II.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Filing Date” means the sixtieth (60th) day following the Closing Date; provided, however, that if the Filing Date falls on a day that is not a Business Day, then the Filing Date shall be extended to the next Business Day.

“Holder” or “Holders” means the holder or holders, as the case may be, from time to time of Registrable Securities.

“Indemnified Party” shall have the meaning set forth in Section 6.3(a).

“Indemnifying Party” shall have the meaning set forth in Section 6.3(a).

“Losses” shall have the meaning set forth in Section 6.1.

“Person” means an individual or a corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Prospectus” means any prospectus included in a Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by a Registration Statement, and all other amendments and supplements to any such Prospectus, including post-effective amendments, and all material incorporated by reference in such Prospectus.

2.

“Registrable Securities” means the Shares issued to the Purchasers pursuant to the Purchase Agreement; provided, however, that the applicable Holder has completed and delivered to the Company a Selling Stockholder Questionnaire; and provided further that such securities shall no longer be deemed Registrable Securities if (i) such securities have been sold pursuant to a Registration Statement or (ii) such securities have been sold in compliance with Rule 144.

“Registration Statement” means the registration statements and any additional registration statements contemplated by Article II, including (in each case) the related Prospectus, amendments and supplements to such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference in such registration statement.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Rule 415” means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Securities Act” means the Securities Act of 1933, as amended.

“Selling Stockholder Questionnaire” means a questionnaire in the form attached as Annex B hereto, or such other form of questionnaire as may reasonably be requested by the Company from time to time.

“Trading Day” means a day on which the Company’s common stock is traded on any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the New York Stock Exchange, the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, or the OTCQB or OTCQX (or any successors to any of the foregoing).

“Transaction Documents” means this Agreement, the Purchase Agreement, and the annexes and exhibits attached hereto and thereto.

ARTICLE II

REGISTRATION

2.1 Registration Obligations; Filing Date Registration. The Company shall use commercially reasonable efforts to prepare and file with the Commission on or prior to the Filing Date a Registration Statement covering the resale of the Registrable Securities as would permit the sale and distribution of all the Registrable Securities from time to time pursuant to Rule 415 in the manner reasonably requested by the Holder. The Registration Statement shall be on Form S-3 (except if the Company is not then eligible to register for resale the Registrable Securities on Form S-3, in which case such registration shall be on a Form S-1 or another appropriate form in

3.

accordance with the Securities Act and the rules promulgated thereunder and the Company shall undertake to register the Registrable Securities on Form S-3 as soon as practicable following the availability of such form, provided that the Company shall use commercially reasonable efforts to maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form S-3 covering the Registrable Securities has been declared effective by the Commission). The Registration Statement shall contain the “Plan of Distribution” section in substantially the form attached hereto as Annex A. The Company shall use commercially reasonable efforts to cause the Registration Statement filed by it to be declared effective under the Securities Act as promptly as practicable after the filing thereof but in any event on or prior to the Effectiveness Deadline, and, subject to Section 4.1(m) hereof, to keep such Registration Statement continuously effective under the Securities Act until the earlier of (i) such date as all Registrable Securities covered by such Registration Statement have ceased to be Registrable Securities or (ii) the date that is two (2) years following the Closing Date (the “Effectiveness Period”). By 4:00 p.m. (Eastern time) on the Business Day following the Effectiveness Deadline, the Company shall file with the Commission in accordance with Rule 424 under the Securities Act the final prospectus to be used in connection with sales pursuant to such Registration Statement.

2.2 Right to Request Registration. Subject to the provisions hereof, at any time the Registration Statement covering all Registrable Securities is not effective, other than as permitted in accordance with Section 4.1(m) hereof, and for so long as a Holder holds any Registrable Securities, such Holder may at any time request registration under the Securities Act for resale of all, but not less than all, of the Registrable Securities then-held by the applicable Holder(s) (a “Demand Registration” and each Holder who properly initiates such request shall be referred to individually as an “Initiating Holder” and collectively as the “Initiating Holders”). Subject to Section 2.5 and Section 4.1(m) below, the Company shall (i) file a Registration Statement registering for resale such number of Registrable Securities as requested to be so registered pursuant to this Section 2.2 (a “Demand Registration Statement”) within forty-five (45) days after the Initiating Holders’ request therefor and (ii) use commercially reasonable efforts to cause such Demand Registration Statement to be declared effective by the Commission as soon as practical thereafter. To the extent requested by the Initiating Holders, the Demand Registration Statement shall allow the offer and sale of the Registrable Securities on a continuous basis pursuant to Rule 415 under the Securities Act, unless the Company is not eligible to use a form which allows such offer and sale in which case the Demand Registration Statement shall allow such offer and resale for so long a period as permitted by the Securities Act and the rules thereunder.

2.3 Number of and Restrictions on Demand Registrations. Subject to the limitations of Sections 2.2 and 4.1(m), the Holders collectively shall be entitled to effect one (1) Demand Registration hereunder. A Registration Statement shall not count as a permitted Demand Registration unless and until it has become effective, unless the Initiating Holders withdraw their request for such registration, forfeit their right to one (1) Demand Registration pursuant to this Section 2.3, in which case such withdrawn registration statement shall be counted as “effected” for purposes of this Section 2.3. Subject to Section 2.5, no Holder shall be entitled to request a Demand Registration (i) if the Registration Statement pursuant to Section 2.1 is effective and not subject to suspension permitted under Section 4.1(m) hereof or (ii) if there is an effective Demand Registration Statement which permits the offer and sale of the Registrable Securities on a continuous basis under Rule 415. Further, no Holder shall be entitled to request a Demand Registration at any time when the Company is diligently pursuing a primary or secondary underwritten offering.

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2.4 Priority on Demand Registrations. The Company may include securities other than Registrable Securities in a Demand Registration for any accounts (including for the account of the Company) on the terms provided below; and if such Demand Registration is an underwritten offering, such securities may be included only with the consent of the managing underwriters of such offering. If the managing underwriters of the requested Demand Registration advise the Company and the Initiating Holder that in their opinion the number of securities proposed to be included in the Demand Registration exceeds the number of securities which can be sold in such underwritten offering without materially delaying or jeopardizing the success of the offering (including the price per share of any Shares proposed to be sold in such underwritten offering), the Company shall include in such Demand Registration (i) first, the number of Registrable Securities that the Initiating Holder proposes to sell, and (ii) second, the number of securities proposed to be included therein by any other Persons (including securities to be sold for the account of the Company) allocated among such Persons in such manner as the Company may determine. If the number of securities which can be sold is less than the number of securities proposed to be registered pursuant to clause (i) above by the Initiating Holder, the number of securities to be sold shall be allocated to the Initiating Holder in their entirety.

2.5 Effective Period of Demand Registration. Upon the date of effectiveness of the Demand Registration and if such offering is priced promptly on or after such date, the Company shall use commercially reasonable efforts to keep such Demand Registration Statement effective for sale on a continuous basis under Rule 415, or if such rule is unavailable to the Company, for a period equal to one hundred eighty (180) days from such date (or such longer period as in the opinion of counsel for the underwriters a Prospectus is required by law to be delivered in connection with sale of Registrable Securities by an underwriter or dealer) or such shorter period which shall terminate when all of the Registrable Securities covered by such Demand Registration have been sold by the Initiating Holder. If the Company shall withdraw the Demand Registration pursuant to Section 4.1(m) before the end of such period, the Initiating Holder shall be entitled to a replacement Demand Registration which shall be subject to all of the provisions of this Agreement. A Demand Registration shall not count as the one permitted Demand Registration hereunder if after the Registration Statement has become effective, such Registration Statement or the related offer, sale or distribution of Registrable Securities thereunder becomes the subject of any stop order, injunction or other order or restriction imposed by the Commission or any other governmental agency or court for any reason not attributable to the Initiating Holder or its Affiliates and such interference is not thereafter eliminated so as to permit the completion of the contemplated distribution of Registrable Securities, and as a result, less than seventy five percent (75%) of the Registrable Securities covered by the Registration Statement are sold by the Initiating Holder pursuant to such Registration Statement.

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ARTICLE III

PIGGYBACK REGISTRATIONS

3.1 Right to Piggyback. For so long as a Holder holds any Registrable Securities, in the event the Registration Statement covering all Registrable Securities is not effective, whenever the Company proposes to register any Shares under the Securities Act (other than on a registration statement on Form S-8, Form F-8, Form S-4 or Form F-4), whether for its own account or for the account of one or more holders of securities, and the form of registration statement to be used may be used for any registration of Registrable Securities (a “Piggyback Registration”), the Company shall give written notice to such Holders of its intention to effect such a registration and, subject to Sections 3.2 and 3.3, shall include in such registration statement and in any offering of Shares to be made pursuant to that registration statement all Registrable Securities with respect to which the Company has received a written request for inclusion therein from a Holder within ten (10) days after such Holder’s receipt of the Company’s notice or, in the case of a primary offering, such shorter time as is reasonably specified by the Company in light of the circumstances. The Company shall have no obligation to proceed with any Piggyback Registration and may abandon, terminate and/or withdraw such registration for any reason at any time prior to the pricing thereof. Any Holder may elect to withdraw its request for inclusion of Registrable Securities in any Piggyback Registration by giving written notice to the Company of such request to withdraw at least five (5) days prior to the effectiveness of such Registration Statement or prior to the pricing of the applicable offering. No registration effected under this Section 3 shall relieve the Company of its obligations to effect any registration of the sale of Registrable Securities under Article II and no registration effected pursuant to this Section 3 shall be deemed to have been effected pursuant to Section 2.2.

3.2 Priority on Primary Piggyback Registrations. If a Piggyback Registration is initiated as a primary underwritten offering on behalf of the Company and the managing underwriters advise the Company and the Holders (if any Holders have elected to include Registrable Securities in such Piggyback Registration) that in their good faith opinion the number of securities proposed to be included in such offering exceeds the number of securities which can be sold in such offering without materially delaying or jeopardizing the success of the offering (including the price per security proposed to be sold in such offering), the Company shall include in such registration and offering (i) first, the number of Shares that the Company proposes to sell, and (ii) second, the number of securities requested to be included therein by holders of securities, including the Holders (if any Holders have elected to include Registrable Securities in such Piggyback Registration), pro rata (as nearly as practicable) among all participating holders on the basis of the number of securities requested to be included therein by all such holders or as such holders and the Company may otherwise agree.

3.3 Priority on Secondary Piggyback Registrations. If a Piggyback Registration is initiated as an underwritten registration on behalf of a holder of securities other than a Holder and the managing underwriters advise the Company that in their good faith opinion the number of securities proposed to be included in such registration exceeds the number of securities which can be sold in such offering without materially delaying or jeopardizing the success of the offering (including the price per security proposed to be sold in such offering), then the Company shall include in such registration (i) first, the number of securities requested to be included therein by the holder(s) requesting such registration (including any Initiating Holders), (ii) second, the number of securities requested to be included therein by other holders of securities including any other Holders (if any other Holders have elected to include Registrable Securities in such Piggyback Registration), pro rata (as nearly as practicable) among participating holders on the basis of the number of securities requested to be included therein by such holders or as such holders and the Company may otherwise agree and (iii) third, the number of securities that the Company proposes to sell.

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3.4 Basis of Participation. The Holders may not sell Registrable Securities in any offering pursuant to a Piggyback Registration unless it (i) agrees to sell such Registrable Securities on the same basis provided in the underwriting or other distribution arrangements approved by the Company and that apply to the Company and/or any other holders involved in such Piggyback Registration and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements, lockups and other documents required under the terms of such arrangements.

3.5 Selection of Underwriters. If any Piggyback Registration is a primary or secondary underwritten offering, subject to the terms and conditions of Section 2 hereof, the Company shall have the sole right to select the managing underwriter or underwriters to administer any such offering.

ARTICLE IV

REGISTRATION PROCEDURES

4.1 Registration Procedures. In connection with the Company’s registration obligations hereunder, the Company shall:

(a) Prepare and file with the Commission on or prior to the Filing Date, a Registration Statement on Form S-3 (or if the Company is not then eligible to register for resale the Registrable Securities on Form S-3 such Registration Statement shall be on a Form S-1 or another appropriate form in accordance with the Securities Act and the rules and regulations promulgated thereunder) in accordance with the method or methods of distribution thereof as described on Annex A hereto, and use reasonable best efforts to cause the Registration Statement to become effective and remain effective as provided herein.

(b) Prepare and file with the Commission such amendments, including post-effective amendments, to the Registration Statement as may be necessary to keep the Registration Statement continuously effective (subject to Section 4.1(m)) as to the applicable Registrable Securities for the Effectiveness Period and prepare and file with the Commission such additional Registration Statements, if necessary, in order to register for resale under the Securities Act all of the Registrable Securities; cause the related Prospectus to be amended or supplemented by any required Prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424 (or any similar provisions then in force) promulgated under the Securities Act; respond promptly to any comments received from the Commission with respect to the Registration Statement or any amendment thereto and promptly provide the Holders true and complete copies of all correspondence from and to the Commission relating to such Registration Statement; and comply in all material respects with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by the Registration Statement during the applicable period in accordance with the intended methods of disposition by the Holders thereof set forth in the Registration Statement as so amended or in such Prospectus as so supplemented.

(c) [Reserved].

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(d) Promptly notify the Holders of Registrable Securities (i)(A) when a Registration Statement, a Prospectus or any Prospectus supplement or pre- or post-effective amendment to the Registration Statement is filed; (B) when the Commission notifies the Company whether there will be a “review” of such Registration Statement and whenever the Commission comments in writing on such Registration Statement, and if requested by such Holders, furnish to them a copy of such comments and the Company’s responses thereto and (C) with respect to the Registration Statement or any post-effective amendment filed by the Company, when the same has become effective; (ii) of any request by the Commission or any other Federal or state governmental authority for amendments or supplements to the Registration Statement or Prospectus or for additional information of the Company; (iii) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose; (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities of the Company for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose; and (v) of the occurrence of any event that makes any statement made in the Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to such Registration Statement, Prospectus or other documents so that, in the case of such Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(e) Use commercially reasonable efforts to avoid the issuance of, and, if issued, to obtain the withdrawal of, (i) any order suspending the effectiveness of the Registration Statement or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any U.S. jurisdiction.

(f) If requested by the Holders of a majority of the Registrable Securities, (i) promptly incorporate in a Prospectus supplement or post-effective amendment to the Registration Statement such information as such Holders reasonably request to be included therein unless the inclusion of such information would reasonably be expected to expose the Company to liability under federal and state securities laws and regulations and (ii) make all required filings of such Prospectus supplement or such post-effective amendment as soon as practicable after the Company has received notification of the matters to be incorporated in such Prospectus supplement or post-effective amendment.

(g) Furnish to each Holder, without charge and upon request, at least one conformed copy of each Registration Statement and each amendment thereto, including financial statements and schedules, and, to the extent requested by such Person, all documents incorporated or deemed to be incorporated therein by reference, and all exhibits (including those previously furnished or incorporated by reference) promptly after the filing of such documents with the Commission, provided, that the Company shall have no obligation to provide any document pursuant to this clause that is available on the Commission’s EDGAR system.

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(h) Promptly deliver to each Holder, without charge, as many copies of the Prospectus or Prospectuses (including each form of prospectus) and each amendment or supplement thereto as such Persons may reasonably request; and the Company hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holders in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto to the extent permitted by federal and state securities laws and regulations.

(i) Cooperate with the Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities of the Company to be sold pursuant to a Registration Statement.

(j) Upon the occurrence of any event contemplated by Section 4.1(d)(v), as promptly as practicable prepare a supplement or amendment, including a post-effective amendment, to the Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, neither the Registration Statement nor such Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(k) Use commercially reasonable efforts to cause all Registrable Securities relating to the Registration Statement to be listed on The Nasdaq Stock Market, LLC or any subsequent securities exchange, quotation system or market, if any, on which similar securities issued by the Company are then listed or traded.

(l) The Company may require each selling Holder to furnish to the Company information regarding such Holder and the distribution of such Registrable Securities as is required by law to be disclosed in the Registration Statement, and the Company may exclude from such registration the Registrable Securities of any such Holder who fails to furnish such information within five (5) days after receiving such request.

(m) The Company shall be entitled to delay the filing or effectiveness of, or suspend the use of, the Registration Statement if it determines that in order for the Registration Statement not to contain a material misstatement or omission, (i) an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act, (ii) the negotiation or consummation of a transaction by the Company or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event that the Board reasonably believes would require additional disclosure by the Company in the Registration Statement of material information that the Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Board to cause the Registration Statement to fail to comply with applicable disclosure requirements, or (iii) an amendment thereto so as to convert the Registration Statement to a Registration Statement on Form S-3 at such time after the Company becomes eligible to use such Form S-3 (each such circumstance, a “Suspension Event”); provided, however, that the Company may not delay or suspend the Registration Statement on more than two occasions or for more than sixty (60) consecutive days, or more than ninety (90) total days, in each case during any twelve-month period; provided however that no such postponement or suspension by the Company shall be

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permitted for more than one sixty (60) day period, arising out of the same set of facts, circumstances or transactions. Any period during which the Company has delayed a filing, an effective date or an offering pursuant to this Section 4 is herein called a “Suspension Period.” The Company shall provide prompt written notice to participating Holders of the commencement and termination of any Suspension Period (and any withdrawal of a registration statement pursuant to this Section 4.1(m)), but shall not be obligated under this Agreement to disclose the reasons therefor. Holders shall keep the existence of each Suspension Period confidential and refrain from making offers and sales of Registrable Securities (and direct any other Persons making such offers and sales to refrain from doing so) during each Suspension Period under the applicable Registration Statement.

(n) The Company shall use reasonable best efforts to register or qualify, or cooperate with the Holders of the Registrable Securities included in the Registration Statement in connection with the registration or qualification of, the resale of the Registrable Securities under applicable securities or “blue sky” laws of such states of the United States as any such Holder requests in writing and to do any and all other acts or things necessary or advisable to enable the offer and sale in such jurisdictions of the Registrable Securities covered by the Registration Statement; provided, however, that the Company shall not be required to (i) qualify generally to do business in any jurisdiction where it is not then so qualified or (ii) take any action that would subject it to general service of process or to taxation in any jurisdiction to which it is not then so subject.

(o) The Company will comply with all rules and regulations of the Commission to the extent and so long as they are applicable to the registration and will make generally available to its security holders (or otherwise provide in accordance with Section 11(a) of the Securities Act) an earnings statement (which need not be audited) satisfying the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder, no later than 45 days after the end of a 12-month period (or 90 days, if such period is a fiscal year) beginning with the Company’s first fiscal quarter commencing after the effective date of the Registration Statement.

(p) In the case of an underwritten offering in which the Holders participate, the Company will enter into an underwriting agreement, containing customary provisions (including provisions for indemnification, lockups, opinions of counsel and comfort letters), and take all such other customary and reasonable actions as the managing underwriters of such offering may request in order to facilitate the disposition of such Registrable Securities (including, making appropriate personnel of the Company available at reasonable times and places to assist in customary road-shows that the managing underwriters determine are necessary or advisable to effect the offering).

(q) In the case of an underwritten offering in which the Holders participate, and to the extent not prohibited by applicable law, the Company will (A) make reasonably available, for inspection by the managing underwriters of such offering and one attorney and accountant acting for such managing underwriters, pertinent corporate documents and financial and other records of the Company and its subsidiaries and controlled Affiliates (but excluding any documents incorporated by reference in such Registration Statement, amendments or supplements that are available on the Commission’s Electronic Data Gathering, Analysis, and Retrieval system (or any successor system)), (B) cause the Company’s officers and employees to supply information reasonably requested by such managing underwriters or attorney in connection with such offering,

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(C) make the Company’s independent accountants available for any such underwriters’ due diligence and have them provide customary comfort letters to such underwriters in connection therewith; and (D) cause the Company’s counsel to furnish customary legal opinions to such underwriters in connection therewith; provided, however, that such records and other information shall be subject to such confidential treatment as is customary for underwriters’ due diligence reviews.

4.2 Holder Obligations.

(a) At least five (5) Business Days prior to the first anticipated filing date of a Registration Statement, the Company shall notify each Holder in writing of the information the Company requires from each such Holder if such Holder elects to have any of such Holder’s Registrable Securities included in such Registration Statement. It shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this Agreement with respect to the Registrable Securities of a particular Holder that (i) such Holder furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect the effectiveness of the registration of such Registrable Securities, and (ii) the Holder execute such documents in connection with such registration as the Company may reasonably request.

(b) Each Holder covenants and agrees by its acquisition of such Registrable Securities that (i) it will not sell any Registrable Securities under the Registration Statement until it has received copies of the Prospectus as then amended or supplemented as contemplated in Section 4.1(h) and notice from the Company that such Registration Statement and any post-effective amendments thereto have become effective as contemplated by Section 4.1(d) and (ii) it and its officers, directors or Affiliates, if any, will comply with the prospectus delivery requirements of the Securities Act as applicable to them in connection with sales of Registrable Securities pursuant to the Registration Statement.

(c) Upon receipt of a notice from the Company of the occurrence of any event of the kind described in Section 4.1(d)(ii), 4.1(d)(iii), 4.1(d)(iv), 4.1(d)(v) or 4.1(m), such Holder will forthwith discontinue disposition of such Registrable Securities under the Registration Statement until such Holder’s receipt of the copies of the supplemented Prospectus and/or amended Registration Statement contemplated by Section 4.1(j), or until it is advised in writing by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement.

ARTICLE V

REGISTRATION EXPENSES

5.1 Registration Expenses. All reasonable fees and expenses incident to the performance of or compliance with this Agreement by the Company (excluding underwriters’ discounts and commissions and all fees and expenses of legal counsel, accountants and other advisors for the Purchasers except as specifically provided below), except as and to the extent specified in this Section 5.1, shall be borne by the Company whether or not a Registration

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Statement is filed by the Company or becomes effective and whether or not any Registrable Securities are sold pursuant to a Registration Statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (A) with respect to filings required to be made with The Nasdaq Stock Market, LLC and each other securities exchange or market on which Registrable Securities are required hereunder to be listed, (B) with respect to filings required to be made by the Company with the Financial Industry Regulatory Authority and (C) in compliance with state securities or Blue Sky laws by the Company or with respect to Registrable Securities, (ii) messenger, telephone and delivery expenses, (iii) fees and disbursements of counsel for the Company, (iv) Securities Act liability insurance, if the Company so desires such insurance, and (v) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement, including, without limitation, the Company’s independent public accountants). In addition, the Company shall be responsible for all of its internal expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit, the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange as required hereunder. In no event shall the Company be responsible for any underwriting, broker or similar fees or commissions of the Purchasers or, except to the extent provided for above or in the Transaction Documents, any legal fees or other costs of the Purchasers.

ARTICLE VI

INDEMNIFICATION

6.1 Indemnification by the Company. The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless each Holder, its permitted assignees, officers, directors, agents, brokers (including brokers who offer and sell Registrable Securities as principal as a result of a pledge or any failure to perform under a margin call of the Company’s common stock), underwriters, investment advisors and employees, each Person who controls any such Holder or permitted assignee (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, agents and employees of each such controlling Person, and the respective successors, assigns, estate and personal representatives of each of the foregoing, to the fullest extent permitted by applicable law, from and against any and all claims, losses, damages, liabilities, penalties, judgments, costs (including, without limitation, costs of investigation) and expenses (including, without limitation, reasonable attorneys’ fees and expenses) (collectively, “Losses”), arising out of or relating to any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any Prospectus, as supplemented or amended, if applicable, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading, except (i) to the extent, but only to the extent, that such untrue statements or omissions or alleged untrue statements or omissions are based upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use in such Registration Statement, such Prospectus or in any amendment or supplement thereto or to the extent that such information relates to such Holder or such Holder’s proposed method of distribution of Registrable Securities and was furnished in writing by such Holder expressly for use therein (it being understood that each Holder has approved Annex A

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hereto for this purpose); or (ii) in the case of an occurrence of an event of the type specified in Section 4.1(d)(ii)-(v), the use by a Holder of an outdated or defective Prospectus, but only if and to the extent that following such receipt the misstatement or omission giving rise to such Loss would have been corrected; provided, however, that the indemnity agreement contained in this Section 6.1 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld. The Company shall notify such Holder promptly of the institution, threat or assertion of any Proceeding of which the Company is aware in connection with the transactions contemplated by this Agreement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an Indemnified Party (as defined in Section 6.3(a) hereof) and shall survive the transfer of the Registrable Securities by the Holder.

6.2 Indemnification by Holders. Each Holder and its permitted assignees shall, severally and not jointly, indemnify and hold harmless the Company, its directors, officers, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling Persons, and the respective successors, assigns, estate and personal representatives of each of the foregoing, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or relating to any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any Prospectus, as supplemented or amended, if applicable, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading, to the extent, but only to the extent, that such untrue statement or omission or alleged untrue statement or omission is contained in or omitted from any information regarding such Holder furnished in writing to the Company by such Holder expressly for use in therein, and that such information was reasonably relied upon by the Company for use therein, or to the extent that such information relates to such Holder or such Holder’s proposed method of distribution of Registrable Securities and was furnished in writing by such Holder expressly for use therein (it being understood that each Holder has approved Annex A hereto for this purpose); provided however, that in no event shall a Holder’s liability pursuant to this Section 6.2, exceed the proceeds from the offering received by such Holder, except in the case of willful misconduct or fraud by such Holder.

6.3 Conduct of Indemnification Proceedings.

(a) If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an “Indemnified Party”), such Indemnified Party promptly shall notify the Person from whom indemnity is sought (the “Indemnifying Party”) in writing, and the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with defense thereof; provided, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have proximately and materially adversely prejudiced the Indemnifying Party.

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(b) An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses; or (2) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding; or (3) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel (which shall be reasonably acceptable to the Indemnifying Party) that a conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, the Indemnifying Party shall be responsible for reasonable fees and expenses of no more than one counsel (together with appropriate local counsel) for the Indemnified Parties). The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent, which consent shall not be unreasonably withheld or delayed. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending Proceeding in respect of which any Indemnified Party is or could have been a party, unless such settlement (i) includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party.

(c) All reasonable fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, within twenty (20) Business Days of written notice thereof to the Indemnifying Party (regardless of whether it is ultimately determined that an Indemnified Party is not entitled to indemnification hereunder; provided, that the Indemnifying Party may require such Indemnified Party to undertake to reimburse all such fees and expenses to the extent it is finally judicially determined that such Indemnified Party is not entitled to indemnification hereunder).

6.4 Contribution.

(a) If a claim for indemnification under Section 6.1 or 6.2 is unavailable to an Indemnified Party because of a failure or refusal of a governmental authority to enforce such indemnification in accordance with its terms (by reason of public policy or otherwise), then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in Section 6.3, any reasonable attorneys’ or other reasonable fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section was available to such party in accordance with its terms.

14.

(b) The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 6.4 were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

(c) The indemnity and contribution agreements contained in this Article VI are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties.

ARTICLE VII

RULE 144

7.1 Rule 144. As long as any Holder owns any Registrable Securities, the Company covenants to use its commercially reasonable efforts to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Section 13(a) or 15(d) of the Exchange Act. The Company further covenants that it will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Person to sell the Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act, including providing any legal opinions relating to such sale pursuant to Rule 144. Upon the reasonable request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE VIII

MISCELLANEOUS

8.1 Effectiveness. The Company’s obligations hereunder shall be conditioned upon the occurrence of the Closing under the Purchase Agreement, and this Agreement shall not be effective until such Closing. If the Purchase Agreement shall be terminated prior to the Closing, then this Agreement shall be void and of no further force or effect (and no party hereto shall have any rights or obligations with respect to this Agreement).

8.2 Remedies. In the event of a breach by the Company or by a Holder, of any of their obligations under this Agreement, each non-breaching Holder and Company, as the case may be, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company and each Holder agree that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, it shall waive the defense that a remedy at law would be adequate.

15.

8.3 Entire Agreement; Amendment. This Agreement and the other Transaction Documents contain the entire understanding and agreement of the parties with respect to the matters covered hereby and, except as specifically set forth herein or therein, neither the Company nor any Holder make any representation, warranty, covenant or undertaking with respect to such matters, and they supersede all prior understandings and agreements with respect to said subject matter, all of which are merged herein. This Agreement and any term hereof may be amended, terminated or waived only with the written consent of the Company and the Holders of at least a majority of all outstanding Registrable Securities then held by all Holders. Any amendment or waiver effected in accordance with this Section 8.3 shall be binding upon each Holder (and their permitted assigns).

8.4 No Inconsistent Agreements. The Company will not on or after the date of this Agreement enter into any agreement with respect to its securities that is inconsistent with the rights granted to the Holders in this Agreement or otherwise conflicts with the provisions hereof. The rights granted to the Holders hereunder do not in any way conflict with and are not inconsistent with the rights granted to the holders of the Company’s securities under any agreement in effect on the date hereof.

8.5 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile or email at the facsimile number or email address specified in this Section prior to 4:00 p.m. (Eastern time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile or email at the facsimile number or email address specified in this Section on a day that is not a Trading Day or later than 4:00 p.m. (Eastern time) on any Trading Day, (c) the Trading Day following the date of deposit with a nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The addresses, facsimile numbers and email addresses for such notices and communications are those set forth below, or such other address or facsimile number as may be designated in writing hereafter, in the same manner, by any such Person:

If to the Company:	Yumanity Therapeutics, Inc.
40 Guest Street, Suite 4410
Boston, MA 02135
Attention: Devin Smith, Senior Vice President and General Counsel
Email: dsmith@yumanity.com

with copies (which copies	Goodwin Procter LLP
shall not constitute notice	100 Northern Avenue
to the Company) to:	Boston, Massachusetts 02210
Email: jhaggerty@goodwinlaw.com and jeanlee@goodwinlaw.com
Fax: 617-523-1231
Attention: John T. Haggerty, Esq. and Jean A. Lee

16.

and (following the Closing)

Orrick, Herrington & Sutcliffe LLP

701 5th Avenue, Suite 5600

Seattle, WA 98104-7097

Telephone: 206-839-4337

Attention: Blake Ilstrup, Hari Raman and Albert W. Vanderlaan

Email: bilstrup@orrick.com, hraman@orrick.com and avanderlaan@orrick.com

If to the Purchasers:	To their respective addresses as set forth on Schedule 1 hereto.

8.6 Waivers. No waiver by either party of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

8.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns and shall inure to the benefit of each Holder and its successors and assigns. The Company may not assign this Agreement or any of its rights or obligations hereunder without the prior written consent of the Holders of at least a majority of all Registrable Securities then outstanding.

8.8 Assignment of Registration Rights. The rights of each Holder hereunder, including the right to have the Company register for resale Registrable Securities in accordance with the terms of this Agreement, shall be assignable by each Holder of all or a portion of the Registrable Securities if: (i) the Holder agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company within a reasonable time after such assignment, (ii) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of (a) the name and address of such transferee or assignee, and (b) the Registrable Securities with respect to which such registration rights are being transferred or assigned to such transferee or assignee, (iii) following such transfer or assignment the further disposition of such securities by the transferee or assignees is restricted under the Securities Act and applicable state securities laws, (iv) at or before the time the Company receives the written notice contemplated by clause (ii) of this Section, the transferee or assignee agrees in writing with the Company to be bound by all of the provisions of this Agreement, and (v) such transfer shall have been made in accordance with the applicable requirements of the Purchase Agreement. The rights to assignment shall apply to the Holders (and to subsequent) successors and assigns.

8.9 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

8.10 Termination. This Agreement shall terminate at the end of the Effectiveness Period, except that Articles V and VI and this Article VIII shall remain in effect in accordance with their terms.

17.

8.11 Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware without regard to the choice of law principles thereof. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the Delaware Chancery Court (or, if the Delaware Chancery Court shall be unavailable, then any federal court of the United States of America sitting in the State of Delaware) for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. If any party hereto shall commence an action or proceeding to enforce any provisions of the Transaction Documents, then, the prevailing party in such action or proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

8.12 Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

8.13 Severability. If any provision hereof should be held invalid, illegal or unenforceable in any respect, then, to the fullest extent permitted by law, (a) all other provisions hereof shall remain in full force and effect and shall be liberally construed in order to carry out the intentions of the parties as nearly as may be possible and (b) the parties shall use their best efforts to replace the invalid, illegal or unenforceable provision(s) with valid, legal and enforceable provision(s) which, insofar as practical, implement the purposes of such provision(s) in this Agreement.

8.14 Construction. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

[SIGNATURE PAGES TO FOLLOW]

18.

IN WITNESS WHEREOF, the parties hereto have caused this Registration Rights Agreement to be duly executed by their respective authorized officers as of the date first above written.

THE COMPANY:

YUMANITY THERAPEUTICS, INC.

By:

IN WITNESS WHEREOF, the parties hereto have caused this Registration Rights Agreement to be duly executed by their respective authorized officers as of the date first above written.

PURCHASERS:

[ ]

By:

Name:

Title:

[ ]

By:

Name:

Title:

[ ]

By:

Name:

Title:

ANNEX A

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock previously issued or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. The selling stockholders may sell their shares of our common stock pursuant to this prospectus at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until such time as the shares offered by the selling stockholders have been effectively registered under the Securities Act and disposed of in accordance with such registration statement, the shares offered by the selling stockholders have been disposed of pursuant to Rule 144 under the Securities Act or the shares offered by the selling stockholders may be resold pursuant to Rule 144 without restriction or limitation (including without the requirement to be in compliance with Rule 144(c)(1)) or another similar exemption under the Securities Act.

ANNEX B

SELLING STOCKHOLDER NOTICE AND QUESTIONNAIRE

YUMANITY THERAPEUTICS, INC.

Selling Stockholder Notice and Questionnaire

The undersigned beneficial owner of common stock, $0.001 par value per share (the “Common Stock”), of Yumanity Therapeutics, Inc. (the “Company”), (the “Registrable Securities”) understands that the Company has filed or intends to file with the Securities and Exchange Commission (the “Commission”) a registration statement (the “Registration Statement”) for the registration and resale under Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), of the Registrable Securities, in accordance with the terms of the Registration Rights Agreement, dated as of June 5, 2022 (the “Registration Rights Agreement”), among the Company and the Purchasers named therein. The purpose of this Questionnaire is to facilitate the filing of the Registration Statement under the Securities Act that will permit you to resell the Registrable Securities in the future. The information supplied by you will be used in preparing the Registration Statement. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Registration Rights Agreement.

Certain legal consequences arise from being named as a selling stockholder in the Registration Statement and the related Prospectus. Accordingly, holders and beneficial owners of Registrable Securities are advised to consult their own securities law counsel regarding the consequences of being named or not being named as a selling stockholder in the Registration Statement and the related Prospectus.

NOTICE

The undersigned beneficial owner (the “Selling Stockholder”) of Registrable Securities hereby elects to include the Registrable Securities owned by it and listed below in Item 3 (unless otherwise specified under such Item 3) in the Registration Statement.

QUESTIONNAIRE

1.	Name.

(a) Full Legal Name of Selling Stockholder

(b) Full Legal Name of Registered Holder (if not the same as (a) above) through which Registrable Securities Listed in Item 3 below are held:

(c)   Full Legal Name of Natural Control Person (which means a natural person who directly or indirectly alone or with others has power to vote or dispose of the securities covered by the questionnaire):

2. Address for Notices to Selling Stockholder:

Telephone:

Fax:

Contact	Person:

E-mail address of Contact Person:

3. Beneficial Ownership of Registrable Securities:

(a) Type and Number of Registrable Securities beneficially owned:

4. Broker-Dealer Status:

(a) Are you a broker-dealer?

Yes ☐ No ☐

Note: If yes, the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

(b) Are you an affiliate of a broker-dealer?

Yes ☐ No ☐

Note: If yes, provide a narrative explanation below:

(c)   If you are an affiliate of a broker-dealer, do you certify that you bought the Registrable Securities in the ordinary course of business, and at the time of the purchase of the Registrable Securities to be resold, you had no agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities?

Yes ☐ No ☐

Note: If no, the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

5. Beneficial Ownership of Other Securities of the Company Owned by the Selling Stockholder.

Except as set forth below in this Item 5, the undersigned is not the beneficial or registered owner of any securities of the Company other than the Registrable Securities listed above in Item 3.

(a)   As of ___________, 202___, the Selling Stockholder owned outright (including shares registered in Selling Stockholder’s name individually or jointly with others, shares held in the name of a bank, broker, nominee, depository or in “street name” for its account), _________ shares of the Company’s capital stock (excluding the Registrable Securities). If “zero,” please so state.

(b)   In addition to the number of shares Selling Stockholder owned outright as indicated in Item 5(a) above, as of ________________, 202___, the Selling Stockholder had or shared voting power or investment power, directly or indirectly, through a contract, arrangement, understanding, relationship or otherwise, with respect to ______________ shares of the Company’s capital stock (excluding the Registrable Securities). If “zero,” please so state.

If the answer to Item 5(b) is not “zero,” please complete the following tables:

Sole Voting Power:

Number of Shares	Nature of Relationship Resulting in Sole Voting Power

Shared Voting Power:

Number of Shares	With Whom Shared	Nature of Relationship

Sole Investment power:

Number of Shares	Nature of Relationship Resulting in Sole Investment Power

Shared Investment power:

Number of Shares	With Whom Shared	Nature of Relationship

(c)

As of _____________, 202___, the Selling Stockholder had the right to acquire the following shares of the Company’s common stock pursuant to the exercise of outstanding stock options, warrants or other rights (excluding the Registrable Securities). Please describe the number, type and terms of the securities, the method of ownership, and whether the undersigned holds sole or shared voting and investment power. If “none”, please so state.

6.	Relationships with the Company:

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% of more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

State any exceptions here:

7.	Plan of Distribution:

The undersigned has reviewed the form of Plan of Distribution attached as Annex A to the Registration Rights Agreement, and hereby confirms that, except as set forth below, the information contained therein regarding the undersigned and its plan of distribution is correct and complete.

State any exceptions here:

***********

The undersigned agrees to promptly notify the Company of any inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof and prior to the effective date of any applicable Registration Statement filed pursuant to the Registration Rights Agreement.

By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to Items 1 through 7 and the inclusion of such information in each Registration Statement filed pursuant to the Registration Rights Agreement and each related Prospectus. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of any such Registration Statement and the related Prospectus.

By signing below, the undersigned acknowledges that it understands its obligation to comply, and agrees that it will comply, with the provisions of the Exchange Act and the rules and regulations thereunder, particularly Regulation M. The undersigned also acknowledges that it understands that the answers to this Questionnaire are furnished for use in connection with Registration Statements filed pursuant to the Registration Rights Agreement and any amendments or supplements thereto filed with the Commission pursuant to the Securities Act.

The undersigned hereby acknowledges and is advised of the following Interpretation A.65 of the July 1997 SEC Manual of Publicly Available Telephone Interpretations regarding short selling:

“A Company filed a Form S-3 registration statement for a secondary offering of common stock which is not yet effective. One of the selling shareholders wanted to do a short sale of common stock “against the box” and cover the short sale with registered shares after the effective date. The Company was advised that the short sale could not be made before the registration statement become effective, because the shares underlying the short sale are deemed to be sold at the time such sale is made. There would, therefore, be a violation of Section 5 if the shares were effectively sold prior to the effective date.”

By returning this Questionnaire, the undersigned will be deemed to be aware of the foregoing interpretation.

I confirm that, to the best of my knowledge and belief, the foregoing statements (including without limitation the answers to this Questionnaire) are correct.

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Dated:	Beneficial Owner:

By:
Name:
Title:

Exhibit 99.1

Yumanity Therapeutics Announces Definitive Agreements for Two Strategic Transactions

Yumanity Therapeutics, Inc. to sell its clinical-stage product candidate YTX-7739 as well as its unpartnered discovery-stage neuroscience product candidates and targets to Janssen Pharmaceutica NV in a $26 million cash transaction

Kineta, Inc., a private immuno-oncology company, to merge with Yumanity in an all-stock transaction that will advance Kineta’s potential best-in-class VISTA blocking immunotherapy

The combined company expects to close a PIPE financing in connection with the proposed merger

Yumanity and Kineta to host webcast today at 8:30 a.m. EDT

BOSTON, June 06, 2022 — Yumanity Therapeutics, Inc. (“Yumanity”) (Nasdaq: YMTX), a clinical-stage biopharmaceutical company focused on the discovery and development of innovative, disease-modifying therapies for neurodegenerative diseases, today announced it has entered into definitive agreements for two strategic transactions.

The first definitive agreement is an asset purchase agreement for the sale of Yumanity’s lead clinical-stage product candidate, YTX-7739, as well as Yumanity’s unpartnered discovery-stage neuroscience product candidates and targets to Janssen Pharmaceutica NV (“Janssen”), part of the Janssen Pharmaceutical Companies of Johnson & Johnson, for $26 million in cash. In connection with the closing of the proposed transaction, Yumanity plans to distribute any remaining available cash proceeds from the sale to Yumanity stockholders via a one-time dividend, net of any amounts retained for outstanding obligations and net cash requirements associated with the proposed merger between Yumanity and Kineta, Inc. (“Kineta”). The amount of such dividend will depend on many factors and will not be determined until closer to the closing date.

Under the second definitive agreement, Kineta will become a wholly-owned subsidiary of Yumanity in an all-stock transaction, resulting in a combined publicly traded company re-named Kineta, Inc., that will focus on immuno-oncology and continue Yumanity’s ongoing research collaboration with Merck & Co. in amyotrophic lateral sclerosis and frontotemporal lobar dementia. Upon completion of the proposed merger, on a pro forma basis and based upon the number of Yumanity shares to be issued in the proposed merger, current Kineta stockholders are expected to own approximately 85% of the combined company and current Yumanity stockholders are expected to own approximately 15% of the combined company. The actual allocation will be subject to adjustment based on each company’s outstanding equity ownership and Yumanity’s net cash balance at the time of the closing of the proposed merger. The combined company expects to raise a concurrent private investment in public equity (the “PIPE financing”) led by Growth & Value Development Inc.

“After evaluating Yumanity’s strategic alternatives, management and our Board of Directors believes that the proposed transactions are in the best interest of Yumanity’s stockholders,” said Richard Peters, President and CEO of Yumanity. “We are excited that our lead clinical-stage neurology asset and unpartnered assets will continue to be developed and we are very enthusiastic about Kineta’s innovative oncology pipeline.”

Kineta’s IND-ready, lead asset is KVA12.1, a potential best-in-class VISTA blocking immunotherapy to address the problem of immunosuppression in the tumor microenvironment. It is a fully human engineered IgG1 monoclonal antibody that was designed to bind to VISTA through a unique epitope. KVA12.1 may be an effective immunotherapy for many types of cancer including NSCLC (lung), colorectal, renal cell carcinoma, head and neck, and ovarian. These initial target indications represent a significant unmet medical need with a large worldwide commercial opportunity for KVA12.1. Kineta is also developing fully human antibodies that target CD27 and CD24. These immunotherapies are engineered to address the problems of exhausted T cells and immunologically silent tumors.

“The proposed merger with Yumanity is a unique opportunity for Kineta to build a leading public immuno-oncology focused company with a diversified pipeline of new treatments for cancer patients,” said Shawn Iadonato, Ph.D., CEO of Kineta. “Kineta has demonstrated expertise in developing novel immunotherapies that will enable us to advance our lead programs towards multiple milestones over the next 18 months.”

The Yumanity Board of Directors has unanimously approved both definitive agreements. The Kineta Board of Directors has unanimously approved the definitive merger agreement with Yumanity. The two transactions are expected to close in the second half of 2022, subject to customary closing conditions, including approval of both transactions by the stockholders of Yumanity.

About the Proposed Transactions:

Janssen

Janssen will acquire Yumanity’s lead clinical-stage product candidate, YTX-7739, as well as Yumanity’s unpartnered research and discovery-stage product candidates and targets for $26 million in cash.

In connection with the closing of the proposed transaction, Yumanity plans to distribute any remaining available cash proceeds from the sale to Yumanity stockholders via a one-time dividend, net of any amounts retained for outstanding obligations and net cash requirements associated with the proposed merger between Yumanity and Kineta. The amount of such dividend will depend on many factors and will not be determined until closer to the closing date.

Kineta

Upon completion of the proposed merger, on a pro forma basis and based upon the number of Yumanity shares to be issued in the proposed merger, current Kineta stockholders are expected to own approximately 85% of the combined company and current Yumanity stockholders are expected to own approximately 15% of the combined company. The actual allocation will be subject to adjustment based on each company’s outstanding equity ownership and Yumanity’s net cash balance at the time of the closing of the proposed merger.

In support of the proposed merger, the combined company is expected to close the PIPE financing concurrently with the completion of the merger. Together with the cash expected from both companies at closing, the net proceeds of the proposed merger and the PIPE financing are expected to fund the further development of Kineta’s immuno-oncology portfolio.

Upon closing of the proposed transaction, Yumanity Therapeutics, Inc. will be renamed Kineta, Inc., and will be headquartered in Seattle, Washington. Shawn Iadonato, Ph.D. will serve as Chief Executive Officer and Craig Philips will serve as President of the combined company. The merger agreement provides that the Board of Directors of the combined company will comprise six members, three designated by Kineta and two designated by the current Yumanity board, in addition to the combined company’s Chief Executive Officer.

Goodwin Procter LLP served as legal counsel to Yumanity. Orrick, Herrington & Sutcliffe LLP served as legal counsel to Kineta.

Yumanity and Kineta will host a webcast today, June 06, 2022, at 8:30 a.m. EDT to discuss the proposed merger with Kineta. The conference call may be accessed at https://www.yumanity.com/investor-relations/events-presentations/.

About Yumanity

Yumanity is a clinical-stage biopharmaceutical company dedicated to accelerating the revolution in the treatment of neurodegenerative diseases through its scientific foundation and drug discovery platform. Yumanity’s drug discovery platform enables the company to rapidly screen for potential disease-modifying therapies by overcoming the toxicity of misfolded proteins associated with neurogenerative diseases. Yumanity’s pipeline consists of programs focused on Parkinson’s disease, Lewy body dementia, multi-system atrophy, amyotrophic lateral sclerosis (ALS or Lou Gehrig’s disease), frontotemporal lobar dementia (FTLD) and Alzheimer’s disease. For more information, please visit www.yumanity.com.

About Kineta

Kineta is a clinical-stage biotechnology company with a mission to develop next generation immunotherapies that transform patients’ lives. Kineta has leveraged its expertise in innate immunity with an intent to develop first or best-in-class immunotherapies that address the major challenges with current cancer therapy. Kineta has been supported by institutional investors including CBI USA, Genetox Co. Ltd., RLB Holdings, Yulho Co. Ltd., Humedix Co. Ltd. and others. For more information, please visit www.kinetabio.com.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material with respect to the proposed transactions between Yumanity and Kineta and between Yumanity and Janssen. In connection with the proposed transactions, Yumanity intends to file relevant materials with the Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4 that will contain a prospectus and a proxy statement. Yumanity will mail the proxy statement/prospectus to the Yumanity stockholders, and the securities may not be sold or exchanged until the registration statement becomes effective. Investors and securityholders of Yumanity and Kineta are urged to read these materials when they become available because they will contain important information about Yumanity, Kineta and the proposed transactions. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Yumanity may file with the SEC or send to securityholders in connection with the proposed transactions. Investors and securityholders may obtain free copies of the documents filed with the SEC, once available, on Yumanity’s website at www.yumanity.com, on the SEC’s website at www.sec.gov or by directing a request to Yumanity’s Investor Relations at (212) 213-0006 ext. 331.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Each of Yumanity, Kineta and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Yumanity in connection with the proposed transactions. Information about the executive officers and directors of Yumanity is set forth in Yumanity’s Definitive Proxy Statement on Schedule 14A relating to the 2022 Annual Meeting of Stockholders, filed with the SEC on April 25, 2022. Other information regarding the interests of such individuals, who may be deemed to be participants in the solicitation of proxies for the stockholders of Yumanity, will be set forth in the proxy statement/prospectus, which will be included in Yumanity’s registration statement on Form S-4 when it is filed with the SEC. You may obtain free copies of these documents as described above.

Cautionary Statements Regarding Forward-Looking Statements

This press release contains forward-looking statements based upon the current expectations of Yumanity and Kineta. Forward-looking statements involve risks and uncertainties and include, but are not limited to, statements about the structure, timing and completion of the proposed transactions; the listing of the combined company on Nasdaq after the closing of the proposed merger; expectations regarding the ownership structure of the combined company after the closing of the proposed merger; the expected executive officers and directors of the combined company; the expected cash position of each of Yumanity and Kineta and the combined company at the closing of the proposed merger; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; the executive and board structure of the combined company; the location of the combined company’s corporate headquarters; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical and preclinical results; Kineta having sufficient resources to advance its pipeline; and other statements that are not historical fact. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation: (i) the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to timely obtain stockholder approval for the transactions, if at all; (ii) uncertainties as to the timing of the consummation of the proposed transactions and the ability of each of Yumanity, Kineta and Janssen to consummate the proposed merger or asset sale, as applicable; (iii) risks related to Yumanity’s ability to manage its operating expenses and its expenses associated with the proposed transactions pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed transactions; (v) the risk that as a result of adjustments to the exchange ratio, Yumanity stockholders and Kineta stockholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of Yumanity’s common stock relative to the exchange ratio; (vii) unexpected costs, charges or expenses resulting from either or both of the proposed transactions; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transactions; (ix) the risk that the amount of the dividend distributed to Yumanity stockholders in connection with the asset sale, if any, may be lower than currently anticipated; (x) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates and its preclinical programs; (xi) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xii) risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; and (xiii) risks associated with the possible failure to realize certain anticipated benefits of the proposed transactions, including with respect to future financial and operating results. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in Yumanity’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 filed with the SEC, and in other filings that Yumanity makes and will make with the SEC in connection with the proposed transactions, including the proxy statement/prospectus described under “Additional Information and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Except as required by law, Yumanity expressly disclaims any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based

Yumanity Therapeutics

Investors:

Burns McClellan, Inc.

Lee Roth

(212) 213-0006 ext. 331

Media:

Burns McClellan, Inc.

Robert Flamm, Ph.D.

rflamm@burnsmc.com

Kineta

Jacques Bouchy

jbouchy@kineta.us

Source: Yumanity Therapeutics, Inc.

Exhibit 99.2

KINETA®

Announcement of Two Strategic Transactions

Sale of Assets to Janssen Pharmaceutica NV

Combination of Kineta and Yumanity Therapeutics

June 2022

KINETA®

Yumanity THERAPEUTICS

1

Exhibit 99.2 Announcement of Two Strategic Transactions Sale of Assets to Janssen Pharmaceutica NV Combination of Kineta and Yumanity Therapeutics June 2022 1

Forward-Looking Statements This presentation contains forward-looking statements based upon the current expectations of Yumanity Therapeutics, Inc. (“Yumanity”) and Kineta, Inc. (“Kineta”). Forward-looking statements involve risks and uncertainties, and include, but are not limited to, statements about the structure, timing and completion of the proposed transactions; the listing of the combined company on Nasdaq after the closing of the proposed merger; expectations regarding the ownership structure of the combined company after the closing of the proposed merger; the expected executive officers and directors of the combined company; the expected cash position of each of Yumanity and Kineta and the combined company at the closing of the proposed merger; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; the executive and board structure of the combined company; the location of the combined company’s corporate headquarters; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical and preclinical results; Kineta having sufficient resources to advance its pipeline; and other statements that are not historical fact. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation: (i) the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to timely obtain stockholder approval for the transactions, if at all; (ii) uncertainties as to the timing of the consummation of the proposed transactions and the ability of each of Yumanity, Kineta and Janssen Pharmaceutica NV (“Janssen”) to consummate the proposed merger or asset sale, as applicable; (iii) risks related to Yumanity’s ability to manage its operating expenses and its expenses associated with the proposed transactions pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed transactions; (v) the risk that as a result of adjustments to the exchange ratio, Yumanity stockholders and Kineta shareholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of Yumanity’s common stock relative to the exchange ratio; (vii) unexpected costs, charges or expenses resulting from either or both of the proposed transactions; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transactions; (ix) the risk that the amount of the dividend distributed to Yumanity stockholders in connection with the asset sale, if any, may be lower than currently anticipated; (x) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates and its preclinical programs; (xi) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xii) risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; and (xiii) risks associated with the possible failure to realize certain anticipated benefits of the proposed transactions, including with respect to future financial and operating results. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in Yumanity’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 filed with the SEC, and in other filings that Yumanity makes and will make with the SEC in connection with the proposed transactions, including the proxy statement/prospectus described under “Additional Information and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Except as required by law, Yumanity expressly disclaims any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. 2

Important Information for Investors and Stockholders Additional Information and Where to Find It This communication may be deemed to be solicitation material with respect to the proposed transactions between Yumanity and Kineta and between Yumanity and Janssen. In connection with the proposed transactions, Yumanity intends to file relevant materials with the Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4 that will contain a prospectus and a proxy statement. Yumanity will mail the proxy statement/prospectus to the Yumanity stockholders, and the securities may not be sold or exchanged until the registration statement becomes effective. Investors and securityholders of Yumanity and Kineta are urged to read these materials when they become available because they will contain important information about Yumanity and Kineta and the proposed transactions. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Yumanity may file with the SEC or send to securityholders in connection with the proposed transactions. Investors and securityholders may obtain free copies of the documents filed with the SEC, once available, on Yumanity’s website at www.yumanity.com, on the SEC’s website at www.sec.gov or directing a request to Yumanity’s Investor Relations at (212) 213-0006 ext. 331. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Participants in the Solicitation Each of Yumanity and Kineta and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Yumanity in connection with the proposed transactions. Information about the executive officers and directors of Yumanity is set forth in Yumanity’s Definitive Proxy Statement on Schedule 14A relating to the 2022 Annual Meeting of Stockholders, filed with the SEC on April 25, 2022. Other information regarding the interests of such individuals, who may be deemed to be participants in the solicitation of proxies for the stockholders of Yumanity, will be set forth in the proxy statement/prospectus, which will be included in Yumanity’s registration statement on Form S-4 when it is filed with the SEC. You may obtain free copies of these documents as described above. 3

Discovery	Target Validation	Lead Optimization	IND-enabling	Phase 1	Acquiring Company
Program 1: Parkinson's Disease	YTX-7739 (SCD Inhibitor)					• Janssen
Program 2: Dementia with Lewy Bodies	SCD Inhibitor					• Janssen
Program 3: Glioblastoma Multiforme	SCD Inhibitor					• Janssen
Program 4: ALS/FTLD	Undisclosed					Partnered with KINETA
Program 5: ALS/FTLD	Undisclosed					MERCK KINETA
Targets 6+ PD, AD, ALS/FTLD	Undisclosed					• Janssen

KINETA®

4

Asset Disposition Post Closing Target Lead IND- Discovery Validation Optimization enabling Phase 1 Acquiring Company Program 1: Parkinson’s YTX-7739 (SCD Inhibitor) • Janssen Disease Program 2: Dementia with • Janssen SCD Inhibitor Lewy Bodies Program 3: Glioblastoma SCD Inhibitor • Janssen Multiforme Program 4: Undisclosed ALS/FTLD Partnered with Program 5: Undisclosed ALS/FTLD Targets 6+ PD, AD, Undisclosed • Janssen ALS/FTLD 4

Transaction Highlights • Yumanity Therapeutics, Inc. to sell its clinical-stage product candidate YTX-7739 as well as its unpartnered discovery-stage neuroscience product candidates and targets to Janssen Pharmaceutica NV (“Janssen”) in a $26 million cash transaction (the “asset sale”) • Kineta, Inc. (“Kineta”) to merge with a wholly-owned subsidiary of Yumanity Therapeutics, Inc. (“Yumanity”) in an all-stock transaction, with Kineta, Inc. surviving the merger as a wholly-owned subsidiary of Yumanity • Combined company will operate as “Kineta, Inc.” Proposed Transactions • Yumanity will acquire all outstanding shares of Kineta in exchange for newly issued shares of Yumanity common stock • Upon completion, it is anticipated that existing Yumanity stockholders will own approximately 15% of the combined company and Kineta shareholders immediately prior to the merger will own approximately 85% of 1 the combined company. • Shawn Iadonato, PhD., Chief Executive Officer, and Craig Philips, President, and Kineta management team Management & to lead combined company Governance • Board of Directors will be comprised of 6 members, 2 of which will be appointed by Yumanity • Yumanity’s Board of Directors has approved both transactions • Expected closing in 2H 2022 subject to shareholder approval • In connection with the closing of the Janssen transaction, Yumanity plans to distribute any remaining Approvals & Closing available cash proceeds from the sale to Yumanity stockholders via a one-time dividend, net of any amounts retained for outstanding obligations and net cash requirements associated with the Kineta merger • Combined company to raise a concurrent private investment in public equity led by Growth & Value Development Inc. 5 1 Actual allocation will be subject to adjustment based on each company’s outstanding equity ownership and Yumanity’s net cash balance at the time of closing of the merger.

Janssen Asset Sale and Kineta Merger Could Create Near-Term And Long-Term Value for Shareholders Near-term and Long-term Optionality Created for Shareholders Through Janssen sale and dividend and merger with Kineta, Yumanity is providing both near-term liquidity and potential upside for its shareholders KVA12.1, potential “best-in-class” anti-VISTA mAb with robust immuno-oncology pipeline Kineta’s lead program, KVA12.1, an IND ready asset for lung, colorectal and ovarian cancers; Initial efficacy data for monotherapy and combination therapy in Q4 2023 Strong partnership established with Genentech Post-merger company eligible to receive $359M+ in milestone payments plus royalties related to Genentech collaboration Strong cash balance expected to fund operations into early 2024 6

Developing next generation immunotherapies for cancer patients Shawn Iadonato Chief Executive Officer June 2022 7

Blockade and down-regulation of immune response

T cells lose cancer fighting function

Tumor cells are invisible to immune system

Immuno-suppression
Poor tumor immunogenicity
Mechanisms of Cancer Resistance
Exhausted T cells

Next-generation cancer treatments require:

KINETA®

8

Kineta is developing innate immune therapies to address the major challenges with current cancer therapy Next-generation cancer Blockade and down-regulation of immune response treatments require: • Improving survival for CPI non-responders (70-80%) T cells lose cancer fighting function • Reprogramming the immune system to attack cancer Tumor cells are invisible to • Integrating the innate and immune system adaptive immune response 8

Company highlights

Strong financial position

PIPE financing from existing investors at merger close

PiiONEER™ platform

Proprietary innate immunity focused platform developing fully human mAbs

Immuno-oncology pipeline

αCD24 mAb in discovery

Strategic partnership

Genentech
A Member of the Roche Group

Value driving catalysts

Multiple anticipated near-term milestones to drive company valuation

KINETA®
9

Company highlights Strategic Value driving Strong financial Immuno-oncology PiiONEER™ partnership catalysts position platform pipeline Multiple anticipated near- PIPE financing from existing Proprietary innate immunity KVA12.1: best-in-class anti- term milestones to drive investors at merger close focused platform developing VISTA mAb initiating Phase company valuation fully human mAbs 1/2 study in advanced solid Cash runway expected to tumors in Q4 fund operations to 1H 2024 αCD27 mAb for solid tumors initiating IND enabling studies αCD24 mAb in discovery 9

Experienced leadership team

Shawn Iadonato, PhD
Chief Executive Officer

KINETA®
illumigen
W UNIVERSITY of WASHINGTON

Craig Philips
President

Bristol Myers Squibb
Schering-Plough
cti BIOPHARMA
BAYER

Pauline Kenny
General Counsel

Beacon LAW ADVISORS, PLLC

Thierry Guillaudeux, PhD
Chief Scientific Officer

UNIVERSITÉ DE RENNES 1
FRED HUTCH

Molly Dorr
Head of Human Resources & Operations

Kiadis pharma
PACCAR
T

Jacques Bouchy
SVP Business Dev & Communications

Schering-Plough
gsk
MERCK

Chanya Swartz
Sr. Director, Finance & Corporate Controller

Nokia Siemens Networks
caradigm

Sang-Seon Yun, PhD
Head of Scientific Affairs

KSNU
UBC THE UNIVERSITY OF BRITISH COLUMBIA
UNIVERSITY OF LONDON
MICHIGAN STATE UNIVERSITY
서울대학교 SEOUL NATIONAL UNIVERSITY

KINETA®

10

Experienced leadership team Shawn Craig Pauline Thierry Molly Jacques Chanya Sang-Seon Iadonato, PhD Philips Kenny Guillaudeux, PhD Dorr Bouchy Swartz Yun, PhD Chief Executive President General Chief Scientific Head of Human SVP Business Dev & Sr. Director, Finance & Head of Officer Counsel Officer Resources & Operations Communications Corporate Controller Scientific Affairs 10

Mast Cells
PBMC
B Cells with Antibodies
T Cells
Neutrophils
Dendritic Cells
Macrophages
CD3+
CD4+
CD8+
Monocytes
Natural Killer Cells
T Regulatory Cells
Innate Immunity
Adaptive Immunity

KINETA®
11

Kineta focused on innate immunity targets to address mechanisms of cancer resistance • Innate immunity – Involved in early detection of cancer, infections, inflammation & pain – Necessary for appropriate adaptive immunity – Significant cause of cancer resistance • Adaptive immunity – Most drug development is focused on T cell adaptive immunity in cancer o More enabling technologies available 11

PiiONEER™ platform powered by proprietary innate immunity technologies

Kineta PiiONEER™ Platform

Target Biology
Fully human engineered antibodies
Innate immune screening
Immuno-profiling
Pharma-cology
Precision Protein Engineering
Nominated candidate

KINETA®
12

PiiONEER™ platform powered by proprietary innate immunity technologies Kineta PiiONEER™ Platform Fully human Target engineered Biology antibodies Nominated candidate • Fully human engineered mAbs • Proprietary innate immune screening and immuno-profiling technologies • Specialized tumor modeling 12

Immuno-oncology pipeline addressing the mechanisms of cancer resistance

Mechanisms of Cancer Resistance
Immuno-suppression
Poor tumor immunogenicity
Exhausted T cells

Program/Target	Indications	Discovery	Lead selection	IND-enabling	Phase 1	Phase 2/3	Commercial Rights	Anticipated Milestones
KVA12.1 αVISTA mAb	Advanced solid tumors NSCLC, CRC, OC, RCC & SCCHN							• **Q3 2022:** IND filing • **Q4 2022:** Initiate Phase 1 clinical study • **Q4 2023:** Initial Phase 1 data readout
αCD27 mAb	Hematologic tumors Advanced solid tumors							• **Q4 2022:** Pre-IND meeting • **Q3 2023:** IND filing • **Q4 2023:** Start Phase 1 clinical study
αCD24 mAb	Solid tumors							• **2H 2023:** Nominate candidate / start IND-enabling studies
Innate immune targets								• **2H 2023:** Designate new IO program

KINETA®

13

Immuno-oncology pipeline addressing the mechanisms of cancer resistance Lead IND- Commercial Anticipated Milestones Program/Target Indications Discovery selection enabling Phase 1 Phase 2/3 Rights Advanced solid tumors • Q3 2022: IND filing KVA12.1 NSCLC, CRC, OC, RCC & • Q4 2022: Initiate Phase 1 clinical study αVISTA mAb • Q4 2023: Initial Phase 1 data readout SCCHN Hematologic tumors • Q4 2022: Pre-IND meeting • Q3 2023: IND filing αCD27 mAb Advanced solid tumors • Q4 2023: Start Phase 1 clinical study • 2H 2023: Nominate candidate / start IND- Solid tumors αCD24 mAb enabling studies Innate immune • 2H 2023: Designate new IO program targets 13

Program	KCP506 for chronic neuropathic pain
Key deal terms	• Received $21M in development funding • Up to **$359M** in milestones • Single to double-digit royalties • Research collaboration, option & license agreement
Anticipated milestones	• **Q4 2022:** Phase 1 SAD/MAD/Pilot HEMP studies • **2H 2023:** Genentech option

HEMP: Human experimental models of pain

Genentech
A Member of the Roche Group

KINETA®
14

Strategic partnership validates company science and provides potential near-term revenue Program KCP506 for chronic neuropathic pain • Received $21M in development funding • Up to $359M in milestones Key deal terms • Single to double-digit royalties • Research collaboration, option & license agreement • Q4 2022: Phase 1 SAD/MAD/Pilot HEMP studies Anticipated milestones • 2H 2023: Genentech option HEMP: Human experimental models of pain 14

KVA12.1 Potential best-in-class VISTA blocking immunotherapy 15

KVA12.1: Potential best-in-class VISTA blocking immunotherapy – Highly expressed in NSCLC, ovarian, colon, pancreatic and gastric cancers – Correlates with poor outcomes in cancer patients VISTA – Up-regulated after CPI therapy; associated with treatment failure – Engineered IgG1 mAb that binds to a unique epitope – Demonstrated single agent efficacy and in combination with PD-1 KVA12.1 differentiation – Binds preferentially at physiologic and acidic Ph – Well-tolerated with no CRS-associated cytokine secretion – Dose escalation study: KVA12.1 single agent and in combination with pembrolizumab Clinical trial – Assess safety, tolerability, PK, immunogenicity and tumor responses 16

Melanoma disease specific survival (Kaplan-Meier) by VISTA expression in tumor-infiltrating immune cells [1]

Percent Survival
1.0
0.8
0.6
0.4
0.2
0.0
0
5
10
15
20
Years
VISTA Negative in TIIC
VISTA Positive in TIIC
P-value from log-rank test is 0.003

VISTA expression increases during Keytruda relapse/progression [2]

Pretreatment
Progression
a
b
VISTA Patient P8

KINETA®

17

VISTA expression is associated with poor overall survival and treatment failure with CPI Melanoma disease specific survival (Kaplan-Meier) by 1 2 VISTA expression in tumor-infiltrating immune cells VISTA expression increases during Keytruda relapse/progression References: 1. Kuklinski et al. 2018; 2. Kakavand et al. 2017 17

Immuno-suppression
Poor tumor immunogenicity
Exhausted T cells
Mechanisms of Cancer Resistance

- ✓ Inhibits **MDSC** (myeloid-derived suppressor cells)
- ✓ Reprograms M2 to **M1 macrophages**
- ✓ Promotes T_{eff} function
- ✓ Enhances **NK cell** activation
- ✓ Enhances **dendritic cell** activity

The problem: VISTA inactivates T cells

Immunosupressed TME
VISTA
VISTA+ monocyte
VISTA+ M2 macrophage
T cell
VISTA
Immunosuppressed T cells with weak signal
T cell
VISTA
MDSC
M2
MDSCs and M2 macrophages suppress T cell function
MDSC

The solution: KVA12.1 blocks VISTA to restore T cell and NK cell anti-tumor function

Reprogrammed TME
NK cell
Dendritic cell
KVA12.1 antibody
Monocyte
Inactivated MDSC
M2
M1
Activated T cell
Activation, proliferation and recruitment
Activated T cell
M1
Lysed tumor cells
M1

KINETA®

Kineta Graphic – all rights reserved

18

Blocking VISTA drives an efficient polyfunctional immune response to turn cold tumors hot ü Inhibits MDSC (myeloid-derived suppressor cells) ü Reprograms M2 to M1 macrophages ü Promotes T function eff ü Enhances NK cell activation ü Enhances dendritic cell activity 18 Kineta Graphic – all rights reserved

KVA12.1 reverses immunosuppression in the TME

Increases monocyte differentiation and activation

HLA-DR MFI
3000
2000
1000
0
KVA12.1 3ug/ml
KVA12.1 0.3ug/ml
KVA12.1 0.03ug/ml
IgG1 3ug/ml
PBMC+Mono's
monocyte

HLA-DR, CD80, CD86, CXCL10

Reduces MDSC-mediated T cell suppression

IFN γ (pg/mL)
1500
1000
500
0
MDSC

Increases HLA-dependent T cell activation

IFN γ (pg/mL)
1000
750
500
250
0
KVA12.1 30ug/ml
KVA12.1 3ug/ml
KVA12.1 0.3ug/ml
KVA 12.1 0.03ug/ml
IgG1 3ug/ml
T cell

Enhances NK cell activation

HLA-DR, Donor #4058, 24hr
HLA-DR MFI
6000
4000
2000
0
VSTB174 (CI-8993)
KVA12104
KVA12.1
IgG1
PBMC + Monocytes
NK-depleted PBMC + Monocytes
Gated NK-Cell(CD56+) Expressing CD137, Donor #4058, 24hr
CD137 MFI
1000
750
500
250
0
VSTB174 (CI-8993)
KVA12104
KVA12.1
IgG1
PBMC + Monocytes
NK cell

KINETA®

Kineta data on file

19

KVA12.1 reverses immunosuppression in the TME Increases monocyte Reduces MDSC-mediated Increases HLA-dependent differentiation and activation T cell suppression T cell activation HLA-DR, CD80, CD86, CXCL10 (CD56+) HLA-DR, Donor #4058, 24hr Gated NK-Cell Expressing CD137, Donor #4058, 24hr 6000 VSTB174 (CI-8993) 1000 VSTB174 (CI-8993) KVA12104 KVA12104 KVA12.1 750 KVA12.1 4000 Enhances IgG1 IgG1 500 NK cell 2000 250 activation 0 0 -depleted PBMC + Monocytes NK PBMC + Monocytes PBMC + Monocytes Kineta data on file 19 VSTB174 3ug/ml VSTB174 0.3ug/ml VSTB174 0.03ug/ml KVA12104 3ug/ml KVA12104 0.3ug/ml KVA12104 0.03ug/ml KVA12123 3ug/ml KVA12123 0.3ug/ml KVA12123 0.03ug/ml IgG1 3ug/ml VSTB174 3ug/ml VSTB174 0.3ug/ml VSTB174 0.03ug/ml KVA12104 3ug/ml KVA12104 0.3ug/ml KVA12104 0.03ug/ml KVA12123 3ug/ml KVA12123 0.3ug/ml KVA12123 0.03ug/ml IgG1 3ug/ml VSTB174 3ug/ml VSTB174 0.3ug/ml VSTB174 0.03ug/ml KVA12104 3ug/ml KVA12104 0.3ug/ml KVA12104 0.03ug/ml KVA12123 3ug/ml KVA12123 0.3ug/ml KVA12123 0.03ug/ml IgG1 3ug/ml HLA-DR MFI CD137 MFI

Monotherapy
Bladder Cancer Model MB49
hVISTA KI mice

Mean Tumor Volume
Control ms IgG2a
KVA-12.2a
Avg. Tumor Volume (mm³)
2000
1500
1000
500
0
0 2 4 6 8 10 12 14 16 18 20 22 24 26
Days Post Implantation

Tumor Growth Inhibition
Anti-VISTA: 75%

Monotherapy
T Cell Lymphoma Model EG7
hVISTA KI mice

Mean Tumor Volume
Control ms IgG2a
KVA-12.2a
Avg. Tumor Volume (mm³)
2000
1500
1000
500
0
0 2 4 6 8 10 12 14 16 18 20 22 24 26
Days Post Implantation

Tumor Growth Inhibition
Anti-VISTA: 66%

Combination Therapy
Colon Carcinoma Model MC38
hVISTA KI mice

Mean Tumor Volume
IgG Control
KVA12.2a
Anti-mPD1
KVA12.2a / Anti-mPD-1
Tumor Volume (mm³)
3000
2000
1000
0
0 10 20 30 40
Days Post Implantation

Tumor Growth Inhibition
Anti-VISTA: 35-42%
Anti-PD1: 42-60%
Combo: 68%

Mean Tumor Volume
Human IgG1
KVA12.1
Anti-mPD1
KVA12.1/anti-mPD1 Combo
Avg. tumor volume (mm³)
1500
1000
500
0
0 5 10 15 20 25
Days Post Implantation

KINETA®
Kineta data on file
20

KVA12.1 demonstrates strong efficacy as a monotherapy in cold tumors and in combination with CPIs Monotherapy Monotherapy Combination Therapy Combination Therapy Bladder Cancer Model MB49 T Cell Lymphoma Model EG7 Colon Carcinoma Model MC38 Bladder Cancer Model MB49 hVISTA KI mice hVISTA KI mice hVISTA KI mice hVISTA KI mice Mean Tumor Volume Mean Tumor Volume Mean Tumor Volume Mean Tumor Volume 2000 1500 2000 Control ms IgG2a Control ms IgG2a Human IgG1 3000 IgG Control KVA-12.2a KVA12.1 KVA-12.2a KVA12.2a Anti-mPD1 Anti-mPD1 1500 1500 KVA12.1/anti-mPD1 Combo KVA12.2a / Anti-mPD-1 1000 2000 1000 1000 500 1000 500 500 0 0 0 0 0 2 4 6 8 10 12 14 16 18 20 22 24 26 0 2 4 6 8 10 12 14 16 18 20 22 24 26 0 5 10 15 20 25 0 10 20 30 40 Days Post Implantation Days Post Implantation Days Post Implantation Days Post Implantation Tumor Growth Inhibition Tumor Growth Inhibition Tumor Growth Inhibition Tumor Growth Inhibition Anti-VISTA: 75% Anti-VISTA: 66% Anti-VISTA: 35-42% Anti-VISTA: 40% Anti-PD1: 42-60% Anti-PD1: 67% Combo: 68% Combo: 85% Kineta data on file 20 3 Avg. Tumor Volume (mm ) 3 Avg. Tumor Volume (mm ) 3 Tumor Volume (mm ) 3 Avg. tumor volume (mm )

KVA12.1 well-tolerated in NHP toxicology studies

Study Endpoints	Results
Clinical observations PK evaluation Hematology Clinical Chemistry Immunogenicity	✓ No mortality ✓ No overt clinical signs or weight loss ✓ No treatment-related findings for clinical pathology endpoints ✓ Well tolerated ✓ **No change of CRS cytokine levels** ✓ **Extended PK**

KINETA®

Kineta data on file

21

KVA12.1 well-tolerated in NHP toxicology studies Study Endpoints Results ü No mortality Clinical observations ü No overt clinical signs or weight loss PK evaluation ü No treatment-related findings for clinical pathology endpoints Hematology ü Well tolerated Clinical Chemistry ü No change of CRS cytokine levels Immunogenicity ü Extended PK Kineta has completed multiple, single and repeat-dose studies in NHP with doses of KVA12.1 at 5, 10, 30 and 100 mg/kg Kineta data on file 21

Human tumors

Lung
A
Normal
B
NSCLC
10x
20x
Colon
A
Normal
B
Adeno Carcinoma
10x
20x
Ovary
Normal
Ovarian Cancer
10x
20x

KINETA®

22

VISTA is highly expressed in lung, colon and ovarian cancers Human tumors Lung Colon Ovary Normal Normal Normal 3 Gastric Cancer NSCLC Adeno Ovarian Carcinoma Cancer 10x 20x 10x 20x 10x 20x References: 1Mulati, K., et al. Br J Cancer 120, 115–127 (2019) 22

Patient population

- Patients with advanced solid tumors

Primary objectives

Secondary objectives

Part A

3 mg
10 mg
30 mg
100 mg
300 mg
1000 mg
2400 mg
1-6 subject in each cohort
3-6 subject in each cohort

Part B

30 mg
100 mg
300 mg
1000 mg
2400 mg
3-6 subject in each cohort

KINETA®

23

Clinical plan: Phase 1 dose escalation study single agent and in combination with Pembrolizumab Part A Patient population Planned dose levels for single-agent KVA12.1 dose escalation IV=intravenous; Q2W=every 2 weeks (KVA12.1) • Patients with advanced solid tumors 3 10 30 100 300 1000 2400 Primary objectives mg mg mg mg mg mg mg • Safety and tolerability 1-6 subject in each cohort 3-6 subject in each cohort • Recommended Phase 2 dose (RP2D) or maximum tolerated dose (MTD) of KVA12.1 Part B Planned dose levels for KVA12.1 dose escalation in combination with pembrolizumab Secondary objectives IV=intravenous; Q2W=every 2 weeks (KVA12.1); Q3W=every 3 weeks (pembro) • Pharmacokinetics 30 100 300 1000 2400 • Immunogenicity mg mg mg mg mg • Tumor response in subjects with advanced 3-6 subject in each cohort solid tumors per iRECIST 23

Large commercial market opportunity in initial indications

NSCLC [1]
980K annual new patients
$31.8B market

Colorectal cancer [2]
1.1M annual new patients
$10.3B market

Ovarian cancer [3]
660K annual new patients
$5.9B market

2.7M annual new patient population

$48B market opportunity

KINETA®

24

Large commercial market opportunity in initial indications 1 NSCLC 980K annual new patients $31.8B market 2.7M annual new patient population 2 Colorectal cancer 1.1M annual new patients $10.3B market $48B market 3 opportunity Ovarian cancer 660K annual new patients $5.9B market Source: 1. NSCLC Globaldata: Global drug forecast and market analysis to 2028 2. CRC Globaldata: Global drug forecast and market analysis to 2028 24 3. OC Globaldata: Global drug forecast and market analysis to 2028

Anti-CD27 agonist mAb immunotherapy 25

Immuno-suppression
Poor tumor immunogenicity
Mechanisms of Cancer Resistance
Exhausted T cells

- ✓ Generates new tumor infiltrating **T cells**
- ✓ Broader repertoire of antigen-reactive T cells
- ✓ Enhances **NK cell** activation
- ✓ Activates low affinity antigens

The problem: Exhausted T cells
CD27+ naive T cell
CD27
Antigen presentation
Antigen presenting cells
CD27
Central Memory T cell population
Tumor Microenvironment
Exhausted T cells with limited antigen recognition
Tumor cells
CD27
CD27+ NK cell
The solution: CD27 agonist generates new populations of functional anti-tumor immune cells
Anti-CD27 agonist Antibody
CD27+ naive T cell
CD27
T cell activation and cytokine signaling
T cell proliferation
Tumor cell
Antigen presentation
New population of T cells with expanded repertoire of antigen recognition
Secretion of proinflammatory cytokines
Tumor cell destruction
CD27
NK cell activation and cytokine signaling
Tumor cell

KINETA®

Kineta Graphic – all rights reserved

26

Anti-CD27 agonists generates new populations of functional anti-tumor immune cells ü Generates new tumor infiltrating T cells ü Broader repertoire of antigen- reactive T cells ü Enhances NK cell activation ü Activates low affinity antigens 26 Kineta Graphic – all rights reserved

Monotherapy
CT26 Colorectal Cancer [1]

Survival probability (%)
100
80
60
40
20
0
p<0.0001
0 10 20 30 40 50 60 70 80 90
Days post tumor inoculation

Combination Therapy
BCL-1 B cell lymphoma [2]

Percent survival
100
80
60
40
20
0
0 20 40 60 80 100 120
Days
Control
Anti-CD20
Anti-CD27
Combination
***
***

Combination Therapy
B16-BL6 Melanoma [3]

% Survival
100
80
60
40
20
0
0 20 40 60 80 100
Days post tumor challenge
Isotype
Anti-CD27
Anti-PD-1/L1
Combination
**
**

KINETA®

27

Activating CD27 demonstrates strong efficacy as a monotherapy and in combination with CPIs Monotherapy Combination Therapy Combination Therapy 1 2 3 CT26 Colorectal Cancer BCL-1 B cell lymphoma B16-BL6 Melanoma References: 1. He et al. J. Immunol 2013 2. Turaj et al. Cancer Cell 2017 27 3. Buchan et al. Clin. Cancer Research 2018

Jurkat-NFκB reporter cell line

NFκB
150
100
50
0
% Response
0.1
1
10
100
Concentration [ug/ml]
CD27_88.10
CD27_20.10
CD27_33.10
Varlilumab

Human T cell activation

Absolute Count-T cells
Absolute Count of Proliferating cells
200000
150000
100000
50000
0
IgG1
Varlilumab
CD27_20.10
CD27_88.10
Unstimulated
CD28 SuperAgonist
CD27_88.10
CD27_20.10
CD3/CD28 stimulated T cells
CD3/CD28 stimulated T cells + αCD27mAb

Human NK cell activation

% CD69+
50
40
30
20
10
0
Cont.Iso.
Varlilumab
CD27_20
CD27_88

KINETA®

Kineta data on file

28

Lead anti-CD27 mAbs demonstrate robust agonist activities on T and NK cells Human T cell activation Jurkat-NFκB reporter cell line Human NK cell activation Absolute Count-T cells CD27_88.10 CD27_20.10 NFκB 50 200000 150 40 150000 CD27_88.1 0 30 100 100000 CD27_20.10 20 CD27_33.1 50000 0 50 10 Varlilumab 0 0 0 CD3/CD28 stimulated T cells CD3/CD28 stimulated T cells + αCD27mAb Concentration [ug/ml] Kineta data on file 28 0.1 1 10 100 IgG1 Varlilumab CD27_20.10 CD27_88.10 Unstimulated CD28 SuperAgonist Cont.Iso. Varlilumab CD27_20 CD27_88 % Response Absolute Count of Proliferating cells % CD69+

T Cell Lymphoma
Model EG7
Avg. tumor volume (mm³)
2000
1500
1000
500
0
0
4
8
12
16
20
24
Days Post Implantation
*
Rat IgG2b
Anti-mCD27 10mg/kg
Anti-mPD1 5mg/kg
Anti-mCD27+Anti-mPD1

Bladder Cancer
Model MB49
Avg. tumor volume (mm³)
1500
1000
500
0
0
4
8
12
16
20
24
Days Post Implantation
Human IgG1
KVA12.1 20mg/kg (αVISTA)
Anti-mCD27 5mg/kg
Anti-mCD27+KVA12.1

KINETA®

Kineta data on file

29

Activating CD27 demonstrates strong efficacy as a monotherapy and in combination with other immunotherapies T Cell Lymphoma Bladder Cancer Model EG7 Model MB49 1500 2000 * Human IgG1 Rat IgG2b KVA12.1 20mg/kg (αVISTA) Anti-mCD27 10mg/kg 1500 Anti-mPD1 5mg/kg Anti-mCD27 5mg/kg 1000 Anti-mCD27+Anti-mPD1 Anti-mCD27+KVA12.1 1000 500 500 0 0 0 4 8 12 16 20 24 0 4 8 12 16 20 24 Days Post Implantation Days Post Implantation Kineta data on file 29 3 Avg. tumor volume (mm ) 3 Avg. tumor volume (mm )

Multiple anticipated near-term catalysts

Program	Catalysts
KVA12.1	• **Q3 2022:** IND filing • **Q4 2022:** Initiate Phase 1 clinical study • **Q4 2023:** Initial Phase 1 data readout
αCD27 mAb	• **Q4 2022:** Pre-IND meeting • **Q3 2023:** IND filing • **Q4 2023:** Start Phase 1 clinical study
αCD24 mAb	• **2H 2023:** Nominate candidate / start IND-enabling studies
IO discovery	• **2H 2023:** Designate new IO program
KCP506	• **Q4 2022:** Phase 1 SAD/MAD/Pilot HEMP studies • **2H 2023:** Genentech option Genentech *A Member of the Roche Group*

KINETA®
30

Multiple anticipated near-term catalysts • Q3 2022: IND filing • Q4 2022: Initiate Phase 1 clinical study KVA12.1 • Q4 2023: Initial Phase 1 data readout • Q4 2022: Pre-IND meeting • Q3 2023: IND filing αCD27 mAb • Q4 2023: Start Phase 1 clinical study • 2H 2023: Nominate candidate / start IND-enabling studies αCD24 mAb • 2H 2023: Designate new IO program IO discovery • Q4 2022: Phase 1 SAD/MAD/Pilot HEMP studies KCP506 • 2H 2023: Genentech option 30

Next Steps •Filing with the SEC of a Registration Statement on Form S-4 •The Form S-4 will include a proxy statement to be mailed in connection with the solicitation of stockholder approval of both the merger and the asset sale by Yumanity stockholders •A special meeting of Yumanity stockholders will be held as soon as practicable after the Registration Statement is declared effective by the SEC •Targeting closing of both transactions in 2H 2022 31

Exhibit 99.3

Yumanity Therapeutics - 1554161

Conference Title:     Yumanity Therapeutics - 1554161

Date:                           June 3rd, 2022

Lee:

Good morning and welcome to the Yumanity Therapeutics Canada Inc. conference call. Earlier this morning, Yumanity announced definitive agreements for two strategic transactions with Janssen Pharmaceutica NV and Kineta, Inc. This press release can be found on the Yumanity website at www.yumanity.com. Please note there are slides accompanying this call which are viewable in the webcast player. A PDF of the webcast slides will also be made available on the company’s website. Joining me on the call this morning are Dr. Richard Peters, chief executive officer of Yumanity Therapeutics and Dr. Shawn Iadonato, Chief Executive Officer of Canada.

Turning to slide two, please note that today’s conference call will contain statements about future expectations and plans that constitute forward looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. The words believe, anticipate, plan, potential, expect and other words [inaudible] future events identify statements as forward looking. Actual results may differ materially from those indicated by these forward looking statements as a result of various important factors, including those disclosed in the presentation and the press release that we issued this morning. You should not place any undue reliance on these forward looking statements, which are made only as of today’s date and the date indicated in the forward looking statements.

Except as required by law, Yumanity expressly disclaims any obligation or undertaking to update or otherwise revise any forward looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. Please review the slide carefully as it contains important information regarding the transaction. With that, it’s now my pleasure to turn the call over to Yumanity’s chief executive officer, Dr. Richard Peters. Richard.

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Yumanity Therapeutics - 1554161

Richard Peters:

Thank you, Lee. As you know, Yumanity is a clinical stage company dedicated to accelerating the revolution in the treatment of neurodegenerative diseases. Neurodegenerative diseases are one of the greatest medical challenges of our generation. Yumanity was founded on the thesis that recent technological advances over the last few years, including improved understanding of the biology of these diseases, has ignited a renewed focus and commitment to and created an accelerating momentum around neurodegenerative disease R&D. We believe Yumanity has significant attributes that differentiate us from other companies in the neuro space. With these differentiating factors in mind, we are pleased to announce that our lead program, YTX-7739, which is a clinical stage product candidate for the potential treatment of Parkinson’s disease and our unpartnered discovery stage neuroscience product candidates and targets are expected to be acquired by Janssen as illustrated on slide four.

Through this acquisition, we believe that Yumanity’s assets have a bright future and the potential to become innovative treatments for neurodegenerative diseases. Yumanity’s collaborations, including the Merck partnership highlighted on this slide, is expected to be acquired by Kinetic Inc. Now, the first definitive agreement is for the sale of Yumanity’s lead clinical stage product candidate YTX-7739 that is currently subject of a partial clinical hold by the FDA as well as Yumanity’s unpartnered neuroscience discovery stage product candidates and targets for $26 million in cash to Janssen Pharmaceutical NV, which I would refer to as Janssen, one of the Janssen pharmaceutical companies of Johnson and Johnson. In connection with the close of the transaction, Yumanity plans to return the remaining available cash to shareholders via a one-time dividend net of any outstanding obligations and net cash requirements associated with the Kineta merger, which I will describe next.

The second definitive agreement is the merger with Kineta in an all-stock transaction. Under the terms of the agreement, Kineta will become a wholly owned subsidiary of Yumanity, resulting in a combined publicly traded company called Kineta Inc, which will focus on immuno oncology while also continuing Yumanity’s ongoing research collaboration with Merck and Company in ALS and

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frontotemporal lobar dementia. On a pro forma basis based upon the number of Yumanity shares to be issued in a merger, current Kineta shareholders are expected to own approximately 85% of the combined company and current Yumanity shareholders are expected to own approximately 15% of the combined company. The actual allocation will be subject to adjustment based on each company’s outstanding equity ownership and Yumanity’s net cash balance at the time of the closing of the proposed merger. The Kineta management team will lead the merged company.

Its board will include six members, of which two will represent Yumanity Therapeutics. The transaction has been approved by the boards of each company and is expected to close during the second half of 2022, pending shareholder approval and other customary closing conditions. Concurrent with the reverse merger, the combined company expects to raise a private investment in public equity led by growth and value development inc. Management and the board believe that these combined transactions are in the best interest of Yumanity shareholders. First, the transaction blends near-term and long term value creation via the dividend to shareholders following the Janssen asset sale and the upside potential through the Kineta merger. Second, YTX-7739 is in the hands of Janssen, whose long standing commitment has a deep understanding of the functions of the brain, which has led to the development of more than 20 medications for nervous system disorders and improve the lives of millions.

Third, if Yumanity holders choose to transition to becoming Kineta holders, they become investors in an innovative cancer immunotherapy company with a potential best-in-class lead program, KVA 12.1, an IND-ready asset for lung, colorectal and ovarian cancers. They would also continue to participate in any potential upside from the Merck research collaboration entered into by Yumanity in 2020 and to be continued by Kineta. The merged company is expected to have a strong cash balance with a cash runway into early 2024. For these reasons, we strongly believe that Yumanity shareholders will benefit from these transactions. Now, let me hand over the call to Shawn Iadonato, CEO of Kineta to introduce you to his company. Shawn.

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Yumanity Therapeutics - 1554161

Shawn Iadonato:

Thank you, Richard and thank you to the Yumanity team for working so hard on the proposed transactions. Kineta’s mission is to develop next generation immunotherapies that transform patients’ lives. Our development focus is on exploiting novel drug targets in innate immunity to address the tremendous unmet needs for cancer patients. Cancer immunotherapy has been revolutionized over the past ten years with the introduction of a new class of drugs called checkpoint inhibitors that target PD-1, PD-L1 and CTLA-4 and enhance the activation of T-cells. CPI’s worked very well in a small number of cancer patients. However, complete remissions and responses with CPI treatment are infrequent and there are few options for patients who fail these drugs. Clearly, there is a great demand for new immunotherapies in oncology with new and diverse drug mechanisms.

At Kineta, we believe that there are three major reasons why cancer patients fail checkpoint inhibitor therapy and these are the three main mechanisms of cancer resistance. First is immunosuppression. Many tumors contain immunosuppressive innate immune cells that block the immune response inside the tumor microenvironment. Second are exhausted T-cells. While many cancer patients can have an initial immune response to their tumor, the T-cell response becomes weak or ineffective over time. And third, poorly immunogenic tumors. Some tumors are immunogenically silent and invisible to the immune system. These tumors lack adequate tumor antigens to stimulate an immune response. Kineta is focused on developing new drug candidates through our proprietary pioneer platform that address each of these three main mechanisms of cancer immune resistance.

We believe that the next great advances in improving survival for cancer patients will come through integrating the innate and adaptive immune responses. Our team has a track record of starting biotech companies’ scientific expertise, completing major licensing and M&A deals and launching successful commercial products. We are excited to execute the merger agreement with Yumanity and we believe that the post-merger company is well positioned to excel as a publicly traded company. Kineta is built on five pillars of value. First, we have a strong existing investor base that

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has committed to a pipe financing at the close of the merger that will provide Kineta with a cash runway that we expect to fund operations into early 2024. Second, Kineta’s differentiated pioneer platform uses proprietary, innate immune and monoclonal antibody development technologies to address the major mechanisms of cancer immune resistance.

Next, Kineta’s immuno oncology focused pipeline includes monoclonal antibody therapies targeting Vista, CD27 and CD24. These exciting immunotherapies have significant commercial potential as the immuno oncology market is forecasted to grow to 95 billion by 2026. Our company has validated our science and team by executing a $359 million global strategic partnership with Genentech Roche for KCP506, a novel non-opioid and clinical development for chronic pain. Lastly, we anticipate multiple near-term catalysts to drive company valuation across the portfolio. One of Kineta’s key competitive advantages is the strong core foundation of innate immunity research with an industry leading scientific team that drives our R&D engine. Kineta has also integrated strong commercial leadership with our R&D team to enable the company to advance multiple drug programs in therapeutic areas with significant commercial potential.

Our team has a depth of experience in drug discovery, preclinical research, manufacturing, clinical trials, business development and commercial development. We are also veterans of the startup biotech environment, having successfully financed and led companies from start to exit. Kineta is differentiated by our development focus on innate immunity. The immune response includes both the innate and adaptive immunity, as shown in this figure. The innate response involves cells like macrophages, NK-cells and dendritic cells. The innate response occurs quickly and is important to develop the adaptive immune response. The adaptive immune response is composed of T and B cells that are antigen specific. These cells emerge over several weeks and are responsible for immunological memory that can last years. Most drug development in cancer immunotherapy is focused on T-cells. Kineta is differentiated from other companies by its focus on innate immune drug targets and the importance of innate immunity in controlling cancer.

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Yumanity Therapeutics - 1554161

The Kineta pioneer platform involves six key development technologies. Target biology leverages Kineta’s expertise in innate immunity for the selection and validation of novel drug targets. Single B-cell technology utilizes antibody discovery technology that results in large and diverse libraries of fully human monoclonal antibodies. Innate immune screening applies Kineta’s matrix of proprietary innate immune cellular assays to characterize antibody libraries and select lead candidates. Immuno profiling uses flow cytometry based technologies to characterize innate immune target expression and antibody binding to cell populations in blood and tumor. And protein engineering combines precision protein engineering with antibody characterization software and antibody production to modulate properties such as antibody dependent cellular cytotoxicity, complement dependent cytotoxicity and pharmacokinetic properties.

Pharmacology uses a unique combination of novel ex-vivo assays and specialized in vivo preclinical models to characterize an antibody anti-cancer efficacy and pharmacokinetics and to develop biomarkers. The platform provides proof of concept preclinical data for lead selection, as well as data to inform clinical trial design, patient selection and clinical dose selection. Kineta’s pipeline includes three exciting immuno oncology products in development to address the three mechanisms of cancer resistance. KVA12.1 is our most advanced immuno oncology monoclonal antibody product targeting immune suppression in the tumor microenvironment. Kineta will initiate clinical development in patients with advanced solid tumors in Q4 of this year. We are also developing an anti-CD27 agonist monoclonal antibody to address T-cell exhaustion. Our team has nominated the clinical candidate and initiated IND-enabling studies. Lastly, we are developing an anti-CD24 monoclonal antibody to address poor tumor immunogenicity and we have other innate immune target discovery programs ongoing.

In 2018, Kineta entered into a strategic partnership with Genentech, a member of the Roche Group for global rights to KCP506, a novel non-opioid in clinical development for the treatment of chronic pain. Kineta has received $21 million in milestone payments under the partnership and is eligible to receive a total of up to $359 million in development, regulatory and sales milestones and up to

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a double digit royalty on sales of KCP506 through the life of the patents. KCP506 will be completing the initial phase one SAD, MAD and pilot hemp clinical studies later this year. Kineta anticipates two milestones related to additional clinical development and option exercise in the next 18 months. To address the problem of immune suppression in the tumor microenvironment, Kineta is developing KVA 12.1, a novel anti-VISTA antibody in cancer immunotherapy.

This is a very exciting drug target that has a tremendous amount of potential to improve cancer treatment outcomes. This expression is correlated with poor outcomes and it is up-regulated in patients who respond poorly to checkpoint inhibitors. There are currently no anti-VISTA therapies available on the market. The competitive landscape is quite thin with five key competitors, all in a similar stage of development. KVA12.1 is a potential best-in-class VISTA blocking immunotherapy. The Kineta is differentiated from our other competitors in development. We will initiate a pase one dose escalation study for KVA 12.1 in Q4 of this year. The clinical trial will assess safety, tolerability, PK, immunogenicity and tumor responses of KVA 12.1 as a single agent and in combination with pembrolizumab. The clinical importance of VISTA expression is shown in this slide.

On the left is the Kaplan-Meier survival curve in advanced melanoma patients, according to VISTA expression in their tumor. Patients with high levels of VISTA expression shown by the red line have significantly shorter median overall survival than patients with low VISTA expression shown by the black line. On the right is a melanoma patient treated with pembrolizumab or Keytruda. The patient has no pre-treatment VISTA expression in their tumor by immunohistochemistry [inaudible] for VISTA and he initially responds to therapy. However, upon relapse, new tumors emerge that express high levels of VISTA. Compare the image on the right to the image on the left. KVA 12.1 drives an efficient polyfunctional immune response. Innate immune cells can be programmed to be either immunosuppressive or inflammatory. In difficult-to-treat tumours as shown at the top, there are many VISTA expressing innate immune cells that are immunosuppressive, including M2 macrophages and myeloid derived suppressor cells or MDSCs.

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VISTA expression in tumor blocks the anti-tumor T-cell response. By blocking VISTA with KVA12.1, this effect is reversed as shown at the bottom. Immunosuppressive innate immune cells are blocked by the antibody and the tumor microenvironment becomes repopulated with inflammatory, innate immune cells. The inflammatory innate environment promotes the development of an antitumor adaptive immune response promoting tumor cell killing. KVA 12.1 has demonstrated several important changes in the innate immune response, as shown in this slide. First, KVA 12.1 treatment activates monocytes and converts them into a pro-inflammatory phenotype. This is shown by increased HLA-DR expression on the monocyte surface. Next, KVA 12.1 blocks MDSC mediated inhibition of T-cells. T-cells become activated and proliferate secreting interferon gamma. KVA 12.1 also directly interacts with T-cells to enhance their activation to suboptimal stimulation like low dose antigen. This is also measured by interferon gamma gene expression.

Finally, KVA 12.1 enhances NK cell activation. These beneficial in vitro effects are replicated in tumor. KVA 12.1 was tested as a single agent in the cold MB49 bladder cancer model, as shown in the left panel. In this immunosuppressed model, KVA 12.1 alone reduced tumor growth by 75%. KVA 12.1 was also effective as a single agent in the EG7 lymphoma model, as shown in the second panel. Here KVA 12.1 treatment alone reduced tumor growth by 66%. In the right panels, we evaluated suboptimal doses of KVA 12.1 together with an anti-PD-1 antibody. Anti-PD one is the most commonly administered clinical immunotherapy. In a difficult to treat MC-38 colon carcinoma model, which is the third panel, both agents administered as monotherapy resulted in similar tumor growth inhibition.

Importantly, when KVA 12.1 was combined with anti-PD-1 therapy, enhanced antitumor effects were observed. Finally, in the fourth panel, combinations of suboptimal doses of PD-1 and KVA 12.1 antibodies were also synergistic in the MB49 model. The tolerability, safety and pharmacokinetics of KVA 12.1 have been evaluated in five primate toxicology studies following the

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administration of both single multiple doses of the drug over a period of up to four weeks. There have been no clinical observations or treatment related findings in any of the studies. There was also no evidence of cytokine release syndrome and fusion reactions or excess immune activation. Doses resulting in blood concentrations greater than 40 micrograms per mil resulted in 100% receptor occupancy and safety margins greater than 70 fold were established in these studies.

Kineta’s phase one clinical trial is a basket trial that will recruit all advanced or metastatic solid tumor patients. However, our phase two development program is focused on tumor types where there is evidence of high levels of VISTA expression. Several examples are shown in this slide, which includes immunohistochemical analysis of VISTA expression in normal versus tumor tissue in lung, colon and ovarian cancer. Brown staining indicates VISTA expression. In each case, the top panel is normal tissue in the bottom panel is tumor. In lung and colon, most of VISTA expression is on infiltrating innate immune cells. In ovarian cancer, tumor cells express high levels of VISTA. These three VISTA high tumor types have been selected for phase two clinical trials. Kineta completed our pre-IND interaction with FDA in July of 2021 and we plan to initiate a phase one clinical study in Q4 of 2022.

In this phase one dose escalation study, we will enroll all advanced solid tumor patients, excluding only patients with primary brain tumors. Up to six subjects will be enrolled in cohorts of increasing doses of KVA 12.1 that will be dosed every two weeks. The study will evaluate the safety and tolerability of KVA 12.1 as a single agent and in combination with pembrolizumab. The recommended phase two dose or the maximum tolerated dose will also be defined. Secondary objectives include pharmacokinetics, immunogenicity and tumor responses will also be evaluated. We anticipate having an initial data readout from this trial in Q4 of 2023. VISTA is highly expressed across many solid tumors, including non-small cell lung cancer, ovarian, colon, pancreatic and gastric cancers. Phase one and two clinical trials will ultimately guide clinical development and indications. However, we see lung, colorectal and ovarian cancers with strong clinical and commercial rationale as attractive initial indications.

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These three cancer markets represent 2.7 million new patients annually with a market opportunity of $48 billion. Now, in addition to our anti-VISTA program, Kineta is developing an agonist monoclonal antibody that targets CD27 to replenish the tumor microenvironment with new and more diverse T-cells. The second key mechanism of cancer immune resistance involves exhausted T-cells. Exhausted T-cells are antitumor effector T-cells that have been stimulated too many times and no longer mount an effective antitumor response. Kineta’s approach to addressing this problem is with an agonist anti-CD27 antibody. CD27 activates naive T-cells and NK cells to differentiate and restore the exhausted T-cell population. The result is more anti-tumor T-cells against more diverse tumor epitopes. Agonist CD20 seven antibodies mediate anti-tumor activity and increase survival alone and in combination with other agents, as shown in this slide.

These rodent tumor models investigate an immunogenic CT26 tumor on the left, a blood cancer B-cell lymphoma in the middle and a highly immunosuppressed tumor, B16 BL6 six on the right. Agonist CD27 antibodies have strong single agent activity on both the immunogenic solid tumor and B-cell lymphoma. In a highly immunosuppressed tumor, anti-CD27 antibodies are effective in combination with existing checkpoint inhibitors like anti-PD1. Kineta is developing an agonist monoclonal antibody targeting clinically validated CD20 seven drug target. CD27 agonist antibodies have demonstrated efficacy as single agent and enhanced efficacy in combination with other products. As shown in this slide, Kineta’s lead antibodies bind to CD27 and enhanced T-cell activation and cytokine signaling. Additionally, our lead CD27 antibodies reduce the activation threshold of T-cells to suboptimal tumor antigens, allowing the proliferation of T-cell populations against a more diverse pool of cancer antigens.

Finally, Kineta’s anti-CD27 agonist antibodies bind to innate NK-cells and induce their activation resulting in more efficient tumor cell destruction. Using two previously described models, CD27 monoclonal antibodies have been evaluated in the EG7 and MB49 tumor models where they demonstrated single agent activity, enhanced tumor growth inhibition in combination with either a

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Yumanity Therapeutics - 1554161

PD1 antibody or Kineta’s anti-VISTA KVA 12.1 antibody indicating potential synergy between our CD27 monoclonal antibodies and other products. With our exciting immuno oncology pipeline and Genentech Partnership, Kineta anticipates achieving multiple value driving catalysts in the next six quarters. This includes four major milestones in 2022 and six in 2023. Additionally, Kineta has the goal of entering one new immuno oncology product focused on the key mechanisms of cancer immune resistance to the clinic each year.

A growing pipeline will enable our scalable business. Kineta has a strong investor base, proprietary platform, exciting immuno oncology pipeline, strategic partnerships and an excellent management team in place. The company is well positioned to deliver on these milestones and maintain a constant news flow to drive company value. Thank you for your attention this morning. This concludes my introduction to Kineta. Again, we want to thank Richard and the Yumanity team for their efforts in putting together the planned merger. And at this time, I will turn the discussion back to Dr. Peters.

Richard Peters: Thank you, Shawn. Now, quickly turning to the next steps, we plan to file the SEC registration documents and related shareholder information ahead of the Yumanity shareholder vote with the transaction closing as promptly as possible thereafter, which we currently expect will be the second half of 2022. To reiterate, we believe that these two transactions are in the best interest of Yumanity shareholders. With a cash transaction for our unpartnered neuroscience assets, a reverse merger with a promising immuno oncology company and a potential cash dividend at closing for the remaining available cash net of any outstanding obligations and net cash requirements associated with the Kineta merger. And with that, this concludes our investor call. We thank everyone for joining us today.

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